Exhibit 99.6

MANAGEMENT INFORMATION CIRCULAR

As at November 12, 2024

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS	2

INTRODUCTION	1

Glossary of Terms	1
Attendance	1
Date	1
Notice and Access	1
Documents Incorporated by Reference	1

FORWARD-LOOKING INFORMATION	3

TECHNICAL INFORMATION	4

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	5

NOTE TO UNITED STATES SECURITYHOLDERS	5

GLOSSARY OF TERMS	6

SUMMARY	7

The Meeting	7
The Arrangement	8
Details of the Arrangement	8
Reasons for the Arrangement	10
Recommendation of the Foremost Board	10
Conditions to Closing	11
Court Approval	12
Effective Date and Distribution Record Date	13
Stock Exchange Listings	13
Foremost Following the Arrangement	13
Spinco Following the Arrangement	14
Procedure for Receipt of New Foremost Shares and Spinco Shares	14
Dissent Rights with Respect to the Arrangement	14
Spinco Financing	15
Canadian Securities Laws Matters	15
U.S. Securities Laws Matters	16
Certain Canadian Federal Income Tax Considerations	16
Certain U.S. Federal Income Tax Considerations	16
Risk Factors	16

GENERAL PROXY INFORMATION	18

Notice and Access	18
Management Solicitation of Proxies	18
Appointment of Proxy	19
Voting by Proxy and Exercise of Discretion by Management Proxyholders	20

(i)

Advice to Non-Registered Shareholders	20
Revocation of Proxies	21
Notice to Shareholders in the United States	21

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	22

Record Date	22
Voting Rights	22
Principal Holders of Foremost Shares	22
Quorum	22
Required Votes	23

PARTICULARS OF MATTERS TO BE ACTED UPON	23

PRESENTATION OF FOREMOST FINANCIAL STATEMENTS	23

APPROVAL OF FIXING THE NUMBER OF DIRECTORS	24

APPROVAL OF THE ELECTION OF DIRECTORS	24

APPROVAL OF THE APPOINTMENT OF AUDITOR	28

APPROVAL OF THE AMENDMENT TO THE FOREMOST INCENTIVE PLAN	28

Amendments Requiring Shareholder Approval at the Meeting	28

APPROVAL OF THE PLAN OF ARRANGEMENT AND RELATED MATTERS	29

Approval of the Arrangement Resolution	29
Recommendation of the Foremost Board	30
Principal Steps of the Arrangement	30
Reasons for the Arrangement	35
Fairness of the Arrangement	36
Authority of the Foremost Board	36
Distribution of Shares	37
The Arrangement Agreement	38
Regulatory Approvals	40
Proposed Timetable for the Arrangement	41
Expenses of the Arrangement – Foremost Loan	41
Risk Factors Relating to the Arrangement	41

DISSENT RIGHTS	43

CERTAIN SECURITIES LAW MATTERS	46

Canadian Securities Laws	47
U.S. Securities Laws	48

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	51

Holders Resident in Canada	52
Holders Not Resident in Canada	57

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	59

Taxation Regimes	60

APPROVAL OF THE SPINCO INCENTIVE PLAN	69

(ii)

Summary of the Material Terms of the Spinco Incentive Plan	69

OTHER MATTERS TO BE ACTED ON	73

STATEMENT OF EXECUTIVE COMPENSATION	73

Definitions	73
Compensation Discussion and Analysis	74
Director Compensation	84
Additional Compensation Disclosure	85
Employment, Consulting and Management Agreements	85
Foremost Incentive Plan	87

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	95

AUDIT COMMITTEE	95

Foremost Audit Committee Charter	95
Composition of Audit Committee	95
Relevant Education and Experience	96
Audit Committee Oversight	97
Reliance on Certain Exemptions	97
Pre-approval Policies and Procedures	97
External Auditor Service Fees (By Category)	98

CORPORATE GOVERNANCE	98

General	98
Board of Directors	98
Directorships	99
Director Attendance	99
Orientation and Continuing Education	100
Position Descriptions	100
Ethical Business Conduct	100
Nomination of Directors	101
Director Compensation	101
Other Board Committees	102
Assessments	102

INFORMATION CONCERNING FOREMOST POST-ARRANGEMENT	102

INFORMATION CONCERNING SPINCO POST-ARRANGEMENT	102

OTHER INFORMATION	103

Indebtedness of Directors and Executive Officers	103
Interest of Certain Persons or Companies in Matters to be Acted Upon	103
Interest of Informed Persons in Material Transactions	103
Additional Information	103

APPROVAL OF THE BOARD OF DIRECTORS	105

Pursuant to the terms of the Arrangement Agreement, assuming the completion of the Arrangement, as well as the successful completion of the Offering (including the full exercise of the Agent's Option) in the full amount, and the issuance of the Foremost Loan to Spinco, the Company will have approximately $10,500,250 in available cash upon completion of the Arrangement	9

(iii)

Prices, Markets and Marketing of Gold and Metal Prices	62
Inflation	62
Property Commitments	63
Social and Environmental Activism	63

NOTICE TO READER	1

Defined Terms	1
General	1
Financial Information	1
Currency	1

CORPORATE STRUCTURE	1

Name, Address and Incorporation	1
Intercorporate Relationships	2
Spinco Loan	2
Foremost Loan	2

DESCRIPTION OF THE BUSINESS	3

Overview	3
Winston Property	3
Production and Operations	3
Specialized Skills and Knowledge	4
Competitive Conditions	4
Components	4
Cycles and Seasonality	4
Economic Dependence and Changes to Contracts	5
Employees	5
Foreign Operations	5
Environmental Protection	5
Reorganizations	6
Three Year History	6
Total Available Funds	6
Principal Purposes of Funds Available	6

MINERAL PROPERTIES	7

Winston Property	7

DIVIDENDS OR DISTRIBUTIONS	29

MANAGEMENT'S DISCUSSION AND ANALYSIS	29

DESCRIPTION OF CAPITAL STRUCTURE	31

Spinco Shares	32
Spinco Financing	32
Foremost Loan	33
Spinco Options	34
Spinco RSUs	34
Share Purchase Warrants	35
Spinco Incentive Plan	35

(iv)

CONSOLIDATED CAPITALIZATION	35

Pro Forma Capitalization	36

OPTIONS TO PURCHASE SECURITIES	36

PRIOR SALES	37

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	37

PRINCIPAL HOLDERS OF SPINCO SHARES	37

DIRECTORS AND EXECUTIVE OFFICERS	37

Cease Trade Orders, Bankruptcies, Penalties and Sanctions	39
Conflicts of Interest	40

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	40

EXECUTIVE COMPENSATION	40

AUDIT COMMITTEE	41

Relevant Education and Experience	41

CORPORATE GOVERNANCE	42

RISK FACTORS	42

Exploration Development and Operating Risk	43
Liquidity and Additional Capital	43
Profitability Cannot be Assured	43
Negative Cash Flow from Operating Activities	44
No Mineral Resources	44
Issuance of additional Spinco Shares	44
Markets for Securities	44
Commodity Prices	44
Government Regulation	45
Environmental, Aboriginal and Permitting	45
Political Regulatory Risks	46
Title to Property	46
Competition	46
Dependence on Management and Key Personnel	46
Conflicts of Interest	47
Acquisition Risk	47
Global Economy Risk	47
Uninsured and Underinsured Risks	47
Climate Change	47
Risks Related to Operating in Remote Locations	48
Social and Environmental Activism	48

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	48

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	49

AUDITOR, TRANSFER AGENT AND REGISTRAR	49

MATERIAL CONTRACTS	49

(v)

INTERESTS OF EXPERTS	49

Names of Experts	49
Interests of Experts	50

OTHER MATERIAL FACTS	50

FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS	50

(vi)

SCHEDULES

Schedule "A"	-	Glossary of Terms
Schedule "B"	-	Arrangement Resolution
Schedule "C"	-	Foremost Incentive Plan, as amended
Schedule "D"	-	Spinco Incentive Plan
Schedule "E"	-	Foremost Audit Committee Charter
Schedule "F"	-	Plan of Arrangement
Schedule "G"	-	Interim Order
Schedule "H"	-	Notice of Hearing for Final Order
Schedule "I"	-	Dissent Provisions of the Business Corporations Act (British Columbia)
Schedule "J"	-	Information Concerning Foremost Post-Arrangement
Schedule "K"	-	Information Concerning Spinco Post-Arrangement
Schedule "L"	-	Spinco Audit Committee Charter
Schedule "M"	-	Spinco Financial Statements
Schedule "N"	-	Sierra Financial Statements and related MD&As
Schedule "O"	-	Spinco Pro Forma Financial Statements

(vii)

INTRODUCTION

This management information circular and the accompanying form of proxy are furnished in connection with the solicitation of proxies by the management of Foremost Clean Energy Ltd. for use at the annual general and special meeting of shareholders to be held on December 20, 2024, at 10:00 a.m. (Pacific Time) at the offices of Stikeman Elliott LLP, at 666 Burrard St Suite 1700, Vancouver, BC V6C 2X8, and any adjournment thereof, for the purposes set forth in the Notice of the Meeting.

Glossary of Terms

Unless the context requires otherwise, capitalized terms used herein and not otherwise defined shall have the meaning set form in Schedule "A" Glossary of Terms to this Circular.

Attendance

To ensure Shareholders and proxyholders are able to access the Meeting location, the Company requests Shareholders and proxyholders planning to attend the Meeting in person to pre-register. Pre-registration will enable the Company to make the necessary arrangements and provide specific access instructions.

To pre-register for attendance, please contact the meeting coordinator via email to info@foremostcleanenergy.com.

Date

The information contained in this Circular is accurate as at November 12, 2024, except as otherwise stated and except that information in documents incorporated by reference is given as of the dates noted therein.

Notice and Access

The Company is not sending the Circular or proxy-related materials in connection with the Meeting to registered Shareholders or Non-Registered Shareholders through its reliance on the "Notice and Access" provisions set out in NI 54-101. For more information on Notice and Access, see the heading "General Proxy Information - Notice and Access".

Documents Incorporated by Reference

All summaries of, and references to, the below listed documents in this Circular are qualified in their entirety by reference to the complete texts of those documents, each of which is either included as a schedule to this Circular or filed under the Company's issuer profile on SEDAR+ at www.sedarplus.ca. Shareholders are urged to carefully read the full text of these documents:

1.

the audited financial statements of Foremost as at, and for the financial years ended, March 31, 2024 and 2023, together with the auditors' report thereon and the notes thereto, being the Foremost Annual Financial Statements;

2.	MD&A of Foremost for the financial years ended March 31, 2024 and 2023;

3.

the unaudited condensed interim consolidated financial statements of Foremost for the three (3) months ended June 30, 2024 and 2023, together with the notes thereto, being the Foremost Interim Financial Statements;

4.	MD&A of Foremost for the three (3) months ended June 30, 2024 and 2023; and

5.	the Arrangement Agreement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The Circular contains details of matters to be considered at the Meeting. Please review the Circular before voting.

FORWARD-LOOKING INFORMATION

This Circular includes and incorporates statements that are prospective in nature that constitute forward- looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements include, but are not limited to, statements concerning the completion and proposed terms of, and matters relating to, the Arrangement and the expected timing related thereto; the tax treatment of the Arrangement; the expected operations, financial results and condition of Foremost and Spinco following the Arrangement; each company's future objectives and strategies to achieve those objectives; the future prospects of each company as an independent company; the listing or continued listing of Foremost and Spinco on the CSE; the listing or continued listing of Foremost on the NASDAQ; any market created for either company's shares; the estimated cash flow, capitalization and adequacy thereof for each company following the Arrangement; the expected benefits of the Arrangement to, and resulting treatment of, Shareholders and holders of convertible securities of each company; the anticipated effects of the Arrangement; the estimated costs of the Arrangement; the satisfaction of the conditions to consummate the Arrangement including Court approval and CSE approval; the completion of the Spinco Financing and the Foremost Loan; as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward- looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue", or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect management's current beliefs, expectations and assumptions and are based on information currently available to management, management's historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in or incorporated into this Circular, we have made certain assumptions with respect to, among other things, the anticipated approval of the Arrangement by Shareholders and the Court; the anticipated receipt of any required regulatory approvals and consents; the expectation that each of Foremost and Spinco will comply with the terms and conditions of the Arrangement Agreement; the expectation that no event, change or other circumstance will occur that could give rise to the termination of the Arrangement Agreement; that no unforeseen changes in the legislative and operating framework for the respective businesses of Foremost and Spinco will occur; the completion of the Spinco Financing and the Foremost Loan; that each company will meet its future objectives and priorities; that each company will have access to adequate capital to fund its future projects and plans; that each company's future projects and plans will proceed as anticipated; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive intensity.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward- looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to: conditions precedent or approvals required for the Arrangement not being obtained; the potential benefits of the Arrangement not being realized; the risk of tax liabilities as a result of the Arrangement, and general business and economic uncertainties and adverse market conditions; the potential for the trading price of New Foremost Shares (if any) after the Arrangement being less than the trading price of Foremost Shares immediately prior to the Arrangement; there being no established market for the Spinco Shares; Spinco Shares may not be "Qualified Investments" as defined in Canadian federal income tax law; Foremost's ability to delay or amend the implementation of all or part of the Arrangement or to proceed with the Arrangement even if certain consents and approvals are not obtained on a timely basis; the reduced diversity of Foremost and Spinco as separate companies; the costs related to the Arrangement that must be paid even if the Arrangement is not completed; obtaining approvals and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement; global financial markets, general economic conditions, competitive business environments, and other factors that may negatively impact Foremost's financial condition; future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; and, the potential inability or unwillingness of current Shareholders to hold New Foremost Shares and/or Spinco Shares following the Arrangement.

For a further description of these and other factors that could cause actual results to differ materially from the forward-looking statements included in or incorporated into this Circular, see the risk factors discussed under "Approval of the Plan of Arrangement and Related Matters – Risk Factors Relating to the Arrangement" in this Circular and under the heading "Risk Factors" in Schedules "J" and "K", as well as the risk factors included in Foremost's management's discussion and analysis for the year ended March 31, 2024, and for the three (3) months ended June 30, 2024, as described from time to time in the reports and disclosure documents filed by Foremost with Canadian securities regulatory authorities, which are available under Foremost's profile on SEDAR+ at www.sedarplus.ca. This list is not exhaustive of the factors that may impact Foremost's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Foremost's forward-looking statements. As a result of the foregoing and other factors, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements included in or incorporated by reference into this Circular are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this Circular and, except as required by applicable law, neither Foremost nor Spinco undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by Foremost or Spinco that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

TECHNICAL INFORMATION

The scientific data for the Winston Property is derived from the Company's Winston Property Report, prepared by Jocelyn Pelletier, Msc, SEG-F, P.Geo and Michael N. Feinstein, CPG, PhD, both a "qualified person" under NI 43-101 and Regulation S-K 1300. Jocelyn Pelletier, Msc, SEG-F, P.Geo and Michael N. Feinstein, CPG, PhD have reviewed and approved the technical and scientific information in the Circular regarding the Winston Property. For the Zoro Property, the data is derived from the Company's Zoro Property Report, authored by Qualified Persons Mark Fedikow PHD, P.Geo and Scott Zelligan, P.Geo. Additional technical information and mineral disclosures for the Athabasca Uranium Properties and Lithium Lane Properties have been reviewed and approved by Qualified Persons Jody Dahrouge, P.Geo, Matthew Carter, P.Geo (both from Dahrouge Geological Consulting Ltd.) and Mark Fedikow, PhD, P.Geo.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

The financial statements and historical financial information included or incorporated by reference in this Circular have been prepared based upon IFRS and are subject to Canadian auditing standards and auditor independence standards and thus are not comparable in all respects to financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and subject to standards of the Association of International Certified Professional Accountants. Likewise, information concerning the operations of Foremost and Spinco contained herein has been prepared based on IFRS disclosure standards, which are not comparable in all respects to U.S. disclosure standards.

NOTE TO UNITED STATES SECURITYHOLDERS

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Foremost Shares and Spinco Shares, as well as the Foremost Class A Common Shares, to be issued to Shareholders in connection with the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and such securities are being issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided under the Section 3(a)(10) thereto (the "Section 3(a)(10) Exemption") on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to Shareholders as further described in "Certain Securities Law Matters – U.S. Securities Laws" of this Circular, and in reliance on exemptions from or qualifications under the registration requirements under any applicable securities laws of any state of the United States. The Section 3(a)(10) Exemption provides for securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and have received adequate notice thereof. All Shareholders who will receive shares in connection with the Arrangement are entitled to appear and be heard at the fairness hearing to be held by the Court prior to granting the Final Order. For further information about how to appear and be heard at the fairness hearing, see "Approval of the Plan of Arrangement and Related Matters – The Arrangement Agreement – Court Approval of the Arrangement" in this Circular. Prior to the hearing on the Final Order, the Court will be informed of the Parties' intended reliance on the Final Order as the basis for the Section 3(a)(10) Exemption.

The U.S. Securities Act imposes restrictions on the resale of Foremost Shares received pursuant to the Arrangement by persons who will be "affiliates" of Foremost after the Effective Time or who have been "affiliates" of Foremost within ninety (90) days of the Effective Time. The U.S. Securities Act also imposes restrictions on the resale of Spinco Shares received pursuant to the Arrangement by persons who will be "affiliates" of Spinco after the Effective Time or who have been "affiliates" of Spinco or Foremost within ninety (90) days of the Effective Time.

As used in this Circular, as it relates to Foremost and Spinco, the information concerning mineral properties has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These requirements differ in material respects from the requirements of the SEC set forth in Regulation S-K 1300. Accordingly, the disclosure in this Circular regarding mineral properties may differ materially from the information that would be disclosed by a U.S. company subject to Regulation S-K 1300.

Shareholders in the United States should be aware that the Arrangement described in this Circular may have tax consequences in both the United States and Canada. Such consequences for such securityholders are not described herein. For a general discussion of the Canadian federal income tax consequences to Shareholders who are not resident in Canada, see "Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada". Shareholders in the United States are urged to consult their own tax advisors to determine the particular Canadian and United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by Shareholders of civil liabilities under applicable U.S. securities laws may be affected adversely by the fact that the Parties are incorporated or organized outside the United States, that some of their respective directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of the assets of the Parties and of said persons are located outside the United States. As a result, securityholders in the United States may be unable to effect service of process within the United States upon certain officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States. In addition, Securityholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States.

GLOSSARY OF TERMS

The Glossary of Terms is set forth in Schedule "A" to this Circular.

SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial statements contained elsewhere or incorporated by reference in this Circular, including the schedules hereto. Capitalized terms not otherwise defined in this summary are defined in the Glossary of Terms attached as Schedule "A" to this Circular. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Circular.

The Meeting

Foremost has fixed October 24, 2024, as the Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. The Meeting will be held on December 20, 2024, at 10:00 a.m. (Pacific Time) at the offices of Stikeman Elliott LLP, at 666 Burrard St Suite 1700, Vancouver, BC V6C 2X8, and any adjournment thereof, for the purposes set forth in the Notice of the Meeting.

At the Meeting, Shareholders will be asked to consider the following matters:

(a)	to receive the audited financial statements of the Company for the year ended March 31, 2024, and the report of the auditor thereon;

(b)	to fix the number of directors to be elected at the Meeting at six (6);

(c)	to elect six (6) directors of the Company to hold office until the next annual meeting of the Shareholders;

(d)	to appoint MNP LLP, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration to be paid to the auditor;

(e)	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the amendment to the Foremost Incentive Plan;

(f)	to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution; and

(g)	subject to the approval of the Arrangement Resolution, to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the Spinco Incentive Plan.

By passing the Arrangement Resolution, Shareholders will also be giving authority to the Foremost Board to use its best judgment to proceed with and cause Foremost to complete the Arrangement in the event of any variation of, or amendments to, the Arrangement Agreement or Plan of Arrangement without any requirement to seek or obtain any further approval of the shareholders.

For further information on voting Foremost Shares at the Meeting, see the sections entitled "General Proxy Information" and "Voting Securities and Principal Holders of Voting Securities – Voting Rights" "in this Circular.

The Arrangement

The Arrangement will be completed by way of plan of arrangement pursuant to Section 288 of the BCBCA involving Foremost and the securityholders of Foremost and Spinco. The disclosure of the principal features of the Arrangement, as summarized below, is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is incorporated by reference and available on the Company's SEDAR+ profile at www.sedarplus.ca.

The purpose of the Arrangement and the related transactions is to reorganize Foremost into two (2) separate companies: (i) Foremost, a publicly traded emerging exploration company focused on the advancement of the Athabasca Uranium Properties in Saskatchewan and its secondary portfolio of significant lithium projects, being the Lithium Lane Properties and the Lac Simard South Property, in Manitoba and Quebec, respectively, and (ii) Spinco, a publicly traded gold and silver exploration company focused exclusively on the advancement of the Winston Property. Upon completion of the Arrangement, Shareholders (other than Dissenting Shareholders) will hold the outstanding New Foremost Shares and Spinco Shares in proportion to their holdings of Foremost Shares at the Effective Time.

Details of the Arrangement

The following is a summary of the principal steps of the Arrangement:

(a)

Each Dissenting Share will be directly transferred and assigned by such Dissenting Shareholder to Foremost, without any further act or formality and free and clear of any encumbrances and such Dissenting Share will be cancelled and cease to be outstanding.

(b)

Foremost will (i) transfer to Spinco the right to collect receivables in respect of all amounts outstanding and owing from Sierra to Foremost as at the Effective Date, and (ii) assign and transfer to Spinco the Sierra Shares in consideration for Spinco issuing to Foremost such number of Spinco Shares as is equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of Foremost Shares issued and outstanding immediately prior to the Effective Time by two (2).

(c)	The authorized share capital of Foremost and the Foremost Articles will be amended by:

(a)

Renaming and redesignating all of the issued and unissued Foremost Shares as Foremost Class A Common Shares, and amending the special rights and restrictions attached thereto to provide the holders thereof with two (2) votes for each Foremost Class A Common Share and, concurrently therewith, the Foremost Class A Common Shares will be represented for listing purposes on the CSE by the continued listing of the Foremost Shares; and

(b)

Creating a new class of shares consisting of an unlimited number of New Foremost Shares, which shares shall be unlimited in number and have special rights and restrictions identical to those of the Foremost Shares immediately prior to the Effective Date.

(d)	Foremost's Notice of Articles will be amended to reflect the First Amendment.

(e)	The Spinco Incentive Plan will come into force and effect.

(f)	Each Foremost Option then outstanding to acquire one (1) Foremost Share shall be deemed to be simultaneously surrendered and transferred by the holder thereof in the following portions:

(a)

0.9136 of each Foremost Option held immediately prior to the Effective Time will be transferred and exchanged for one (1) Foremost Replacement Option entitling the holder thereof to acquire one (1) Foremost Share having an exercise price (rounded up to the nearest cent) as determined in accordance with the Plan of Arrangement; and

(b)

0.0864 of each Foremost Option held immediately prior to the Effective Time will be transferred and exchanged for two (2) Spinco Options, with each whole Spinco Option entitling the holder thereof to acquire one (1) Spinco Share having an exercise price (rounded up to the nearest cent) as determined in accordance with the Plan of Arrangement.

(g)	Each Foremost RSU held immediately prior to the Effective Time will be deemed to be simultaneously surrendered and transferred by the holder thereof in the following portions:

(a)

0.9136 of each Foremost RSU held immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement RSU to acquire such number of New Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

(b)

0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for two (2) Spinco RSUs to acquire such number of Spinco Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU.

(h)

Each issued and outstanding Foremost Class A Common Share outstanding immediately following the First Amendment will be surrendered and transferred by the holder thereof to Foremost in exchange for one (1) New Foremost Share and two (2) Spinco Shares held by Foremost (subject to any withholding of Spinco Shares required to be made pursuant to the Plan of Arrangement).

(i)

Following the exchange of Foremost Class A Common Shares, the Foremost Class A Common Shares will be cancelled and the authorized share structure and Foremost Articles will be amended by eliminating the Foremost Class A Common Shares.

(j)

Concurrently with the exchange of Foremost Options and Foremost RSUs, all outstanding Foremost Warrants will be deemed to be simultaneously amended to entitle each holder thereof to receive, upon due exercise of the Foremost Warrant for the original exercise price, one (1) New Foremost Share and two (2) Spinco Shares.

See further details under the section entitled "Approval of the Plan of Arrangement and Related Matters – Principal Steps of the Arrangement".

Reasons for the Arrangement

The Foremost Board believes that the creation of two (2) separate companies: (i) Foremost, a publicly traded emerging exploration company focused on the advancement of the Athabasca Uranium Properties and its secondary portfolio of significant lithium projects being the Lithium Lane Properties and the Lac Simard South Property, in Manitoba and Quebec, respectively, and (ii) Spinco, a publicly traded gold and silver company focused on the advancement of the Winston Property, will provide a number of benefits to Foremost, Spinco and the securityholders of Foremost, including:

●	providing Shareholders with enhanced value by creating independent investment opportunities in separate project focused companies;

●	expanding Spinco's shareholder base by allowing investors that want specific ownership in a particular resource portfolio to invest directly rather than through Foremost;

●	unlocking the value of Foremost's Winston Property, which is not fairly valued in the Foremost portfolio;

●	enabling investors, analysts and other stakeholders or potential stakeholders to more accurately evaluate each company and compare the assets to appropriate peers;

●

retaining Shareholders' existing pro rata ownership of Foremost and providing Shareholders' with pro rata ownership of Spinco (subject to the Foremost Retained Interest) to ensure that existing Shareholders retain upside potential as the Winston Property is advanced;

●	providing each company with a sharper business focus, enabling them to pursue independent business and financing strategies best suited to their respective business plans;

●	enabling each company to pursue independent growth and capital allocation strategies; and

●	allowing each company to be led by experienced executives and directors who have experience exploring resource properties.

See further details under the section entitled "Approval of the Plan of Arrangement and Related Matters – Reasons for the Arrangement".

Recommendation of the Foremost Board

The Foremost Board, having reviewed the Plan of Arrangement and related transactions and considered, among other things, the reasons for the Arrangement, has unanimously determined that the Arrangement is in the best interests of Foremost and is fair to the Shareholders. The Foremost Board has unanimously approved the Arrangement, and the transactions contemplated thereby, and unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

The Arrangement was determined by the Foremost Board to be in the best interests of Foremost and fair to the Shareholders based upon the following factors, among others:

(a)

the procedures by which the Arrangement will be approved, including the requirement for (i) approval at the Meeting by at least 66⅔% of the votes cast by Shareholders in person or by proxy and (ii) approval by the Court after a hearing at which the fairness of the Arrangement will be considered;

(b)

each Shareholder at the Effective Time (other than Dissenting Shareholders) will participate in the Arrangement such that each Shareholder will hold, upon completion of the Arrangement, the same pro rata interest in Foremost that such Shareholder held in Foremost immediately prior to the Arrangement, and will receive pro rata ownership of Spinco (subject to the Foremost Retained Interest);

(c)

each holder of Foremost Options at the Effective Time will receive the same proportionate value in Foremost and Spinco collectively upon exercise that such securityholder would have received in Foremost immediately prior to the Arrangement;

(d)

each holder of Foremost RSUs at the Effective Time will receive the same value in Foremost and Spinco collectively upon redemption that such securityholder would have received in Foremost immediately prior to the Arrangement; and

(e)

each holder of Foremost Warrants at the Effective Time will receive the same proportionate value in Foremost and Spinco collectively upon exercise that such warrant securityholder would have received in Foremost immediately prior to the Arrangement;

(f)

the opportunity for registered Shareholders who are opposed to the Arrangement, upon compliance with certain conditions, to exercise Dissent Rights under the BCBCA, as modified by the Interim Order, Plan or Arrangement or any other order of the Court.

See further details under the section entitled "Approval of the Plan of Arrangement and Related Matters – Fairness of the Arrangement".

Conditions to Closing

The Arrangement will be subject to the satisfaction or waiver, as applicable, of certain conditions, including the following:

(a)	the Interim Order shall have been granted in a form and substance satisfactory to each of Foremost and Spinco;

(b)

the Arrangement Resolution, with or without amendment, shall have been approved and adopted at the Meeting in accordance with the provisions of the BCBCA, the Interim Order, and the requirements of any applicable regulatory authorities;

(c)	the Final Order shall have been obtained in a form and substance satisfactory to each of Foremost and Spinco;

(d)

the CSE, and if required, the NASDAQ, shall have conditionally approved (i) the Arrangement, including the listing of the New Foremost Shares issuable to Shareholders under the Plan of Arrangement in exchange for the Foremost Class A Common Shares, and (ii) the delisting of the Foremost Class A Common Shares, as of the Effective Date, subject to compliance with the requirements of the CSE and/or the NASDAQ, as applicable;

(e)	the CSE shall have conditionally approved the listing of the Spinco Shares, subject to compliance with the requirements of the CSE;

(f)	the Spinco Financing shall have been completed;

(g)	the issuance of the Spinco Promissory Note;

(h)	the issuance of the Foremost Loan;

(i)	the issuance of the Foremost Promissory Note;

(j)	if requested by Foremost, Foremost and Spinco shall have jointly made and filed the election in the prescribed form and manner pursuant to Section 85(1) of the Tax Act prior to the Effective Time;

(k)

all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, each in a form acceptable to Foremost and Spinco;

(l)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement;

(m)

no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the income tax laws of Canada, which would reasonably be expected to have a Material Adverse Effect on any of Foremost, the Shareholders, or if the Arrangement is completed, Spinco or the Spinco Shareholders;

(n)

the aggregate number of Foremost Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement shall not exceed 5% of the aggregate number of Foremost Shares outstanding immediately prior to the Effective Time;

(o)	the issuance of the securities under the Plan of Arrangement shall be exempt from registration under Section 3(a)(1) of the U.S. Securities Act; and

(p)	the Arrangement Agreement shall not have been terminated under Article 6 thereof.

Court Approval

An arrangement under the BCBCA requires approval of the Court. Prior to mailing this Circular, Foremost obtained the Interim Order, which provides for the calling and holding of the Meeting, Dissent Rights and certain other procedural matters. A copy of the Interim Order is attached as Schedule "G" to this Circular.

Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, Foremost intends to make an application to the Court for the Final Order on January 10, 2025 at 9:45 a.m. (Pacific Time) or as soon thereafter as counsel may be heard at the Court house at 800 Smithe Street, Vancouver, BC or at any other date and time as the Court may direct. At the hearing, any Shareholder or other interested party who wishes to participate or be represented or present arguments or evidence must file and serve a response to petition no later than 4:00 p.m. (Pacific Time) on January 8, 2025 along with any other documents required, all as set out in the Interim Order and Notice of Hearing for Final Order, copies of which are attached as Schedule "G" and "H", respectively, and satisfy any other requirement of the Court.

The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

See further details under the section entitled "Approval of the Plan of Arrangement and Related Matters – The Arrangement Agreement – Court Approval of the Arrangement".

Effective Date and Distribution Record Date

Upon receipt of the Final Order, Foremost will announce by news release the proposed Effective Date of the Arrangement, which is expected to be on or about January 10, 2025. The Distribution Record Date of the Arrangement is expected to be the Business Day prior to the Effective Date.

Stock Exchange Listings

The Foremost Shares are currently listed and traded on the CSE under the symbol "FAT" and on the NASDAQ in the United States under the symbol "FMST" and will continue to be listed on both stock exchanges following the Arrangement, subject to required listing approvals.

Approval from the CSE and NASDAQ is required for the completion of the Arrangement. Upon completion of the Arrangement, it is expected that Spinco will be a reporting issuer in British Columbia, Alberta, and Ontario. Spinco has also made an application to list the Spinco Shares on the CSE following completion of the Arrangement. Any listing will be subject to the approval of the CSE. There can be no assurances that Spinco will be able to attain a listing on the CSE or any other stock exchange.

Shareholders should be aware that certain of the foregoing approvals, including a listing on the CSE or a determination that Spinco will be a reporting issuer in the specified jurisdictions, have not yet been received from the applicable regulatory authorities. There is no assurance that such approvals will be obtained.

Foremost Following the Arrangement

Upon completion of the Arrangement, Foremost will be an exploration company focused on the advancement of the Athabasca Uranium Properties in Saskatchewan, and its secondary portfolio of significant lithium projects, being the Lithium Lane Properties and the Lac Simard South Property, in Manitoba and Quebec, respectively.

For a more detailed description of Foremost following the completion of the Arrangement, see Schedule "J" to this Circular.

Spinco Following the Arrangement

Upon completion of the Arrangement, Spinco will own 100% of the Sierra Shares. As Sierra owns the Winston Property, Spinco will thereby indirectly control the Winston Property and will concentrate its activities on the exploration and development of the Winston Property.

For a more detailed description of Spinco following the completion of the Arrangement, see Schedule "K" to this Circular, and for the Spinco Financial Statements, the Sierra Financial Statements and related MD&As, and the Spinco Pro Forma Financial Statements, see Schedules "M", "N" and "O", respectively, to this Circular.

Procedure for Receipt of New Foremost Shares and Spinco Shares

Shareholders on the Effective Date will be entitled to receive New Foremost Shares and Spinco Shares pursuant to the Arrangement.

Upon request, the Depositary will provide to registered Shareholders a Letter of Transmittal containing instructions with respect to the deposit of certificates for Foremost Shares for use in exchanging their Foremost Shares for DRS Statements representing New Foremost Shares and Spinco Shares, to which they are entitled under the Arrangement.

Until exchanged, each certificate representing Foremost Shares will, after the Effective Time, represent only the right to receive, upon surrender, New Foremost Shares and Spinco Shares. Any fractional shares issuable pursuant to the Arrangement will be rounded down to the nearest whole number without any compensation in lieu thereof.

Shareholders who fail to submit their certificates representing Foremost Shares together with a duly completed Letter of Transmittal and any other documents required by the Depositary on or before the sixth (6th) anniversary of the Effective Date will cease to have any right or claim against or interest of any kind or nature in Foremost or Spinco. Accordingly, persons who tender certificates for Foremost Shares after the sixth (6th) anniversary of the Effective Date will not receive any New Foremost Shares or Spinco Shares, will not own any interest in Foremost or Spinco and will not be paid any cash or other compensation in lieu thereof.

Dissent Rights with Respect to the Arrangement

The Interim Order provides that each registered Shareholder may exercise Dissent Rights in accordance with Sections 237 to 247 of the BCBCA as modified by the Interim Order, Plan or Arrangement or any other order of the Court. Each Dissenting Shareholder is entitled to be paid the fair value of all, but not less than all, of the holder's Foremost Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

To exercise Dissent Rights, registered Shareholders must provide written notice to Foremost, c/o Stikeman Elliott LLP, 666 Burrard St Suite 1700, , Vancouver, BC V6C 2X8, Attention: Ben Schach at or before 10:00 a.m. (Pacific Time) on December 18, 2024 (or on the Business Day that is two (2) Business Days immediately preceding any adjourned or postponed Meeting) in the manner described under the heading "Dissent Rights" in the Circular. If a registered Shareholder exercises Dissent Rights in strict compliance with the BCBCA and Interim Order and the Arrangement is completed, such Dissenting Shareholder is entitled to be paid the "fair value" of the Foremost Shares with respect to which Dissent Rights were exercised, as calculated immediately before the passing of the Arrangement Resolution. Only registered Shareholders are entitled to exercise Dissent Rights. Non-Registered Shareholders who wish to exercise Dissent Rights must cause each registered Shareholder holding their Foremost Shares to deliver the required notice of dissent or, alternatively, make arrangements to become registered Shareholders. Shareholders should carefully read the section of this Circular entitled "Dissent Rights" and consult with their advisors if they wish to exercise Dissent Rights. Any failure to fully comply with the provisions of the BCBCA, as modified by the Interim Order, Plan or Arrangement or any other order of the Court, may result in a loss of that Shareholder's Dissent Rights.

For the avoidance of doubt, no registered Shareholder will be paid fair value for such registered Shareholder's Foremost Shares more than once pursuant to the exercise of Dissent Rights.

Spinco Financing

As a condition to completion of the Arrangement, Christina Barnard and Jason Barnard, current Shareholders, shall issue to Spinco the Spinco Loan, being a secured loan in the amount of $677,450 (being the "Spinco Financing"). The Spinco Financing is evidenced by the Spinco Promissory Note dated November 5, 2024 issued by Spinco to Christina Barnard and Jason Barnard, which is due and payable in full on November 5, 2027, and which bears interest at a rate of eight-point-nine-five percent (8.95)% per year.

See further details on the Spinco Financing sections entitled "Description of Capital Structure – Spinco Financing" in Schedule "K" of this Circular.

Canadian Securities Laws Matters

Foremost is a reporting issuer in British Columbia, Alberta, and Ontario. The Foremost Shares currently trade on the CSE under the symbol "FAT" in Canada and on the NASDAQ in the United States under the symbol "FMST".

Following completion of the Arrangement, it is anticipated that Foremost and Spinco will be reporting issuer in British Columbia, Alberta and Ontario.

Foremost is currently subject to applicable securities laws in Canada, including MI 61-101 and NI 45-102.

The distribution of the Spinco Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from prospectus requirements of Canadian securities legislation. With certain exceptions, the Spinco Shares may generally be resold in each of the provinces of Canada provided the trade is not a "control distribution" as defined in NI 45-102, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of Spinco, the insider or officer has no reasonable grounds to believe that Spinco is in default of securities legislation.

Additionally, the Company is subject to MI 61-101, which is intended to regulate certain transactions between a corporation and related parties, generally by requiring enhanced disclosure, approval by a majority of shareholders excluding interested or related parties and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors.

As the Arrangement is considered a "downstream transaction" for the purposes of MI 61-101, it is exempt from such minority approval and formal valuation requirements.

See further details under the section entitled "Certain Securities Law Matters – Canadian Securities Laws".

U.S. Securities Laws Matters

The New Foremost Shares and Spinco Shares to be issued to Shareholders and the Foremost Replacement Options and Spinco Options to be issued to holders of Foremost Options, in each case pursuant to the Arrangement, will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued and distributed in reliance upon the Section 3(a)(10) Exemption and available exemptions from applicable state registration requirements. Such securities issued to Shareholders pursuant to the Arrangement will generally not be subject to resale restrictions under U.S. federal securities laws for persons who are not affiliates of Foremost or Spinco following the Arrangement or within ninety (90) days prior to the Arrangement. The Section 3(a)(10) Exemption for the issuance of the Foremost Replacement Options and Spinco Options does not exempt the issuance of securities upon the exercises of such options, and New Foremost Shares and Spinco Shares issuable upon the exercise of Foremost Replacement Options and Spinco Options, respectively, may be issued only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States or following registration under such laws, if any.

See further details under the section entitled "Certain Securities Law Matters – U.S. Securities Laws".

Certain Canadian Federal Income Tax Considerations

A summary of certain Canadian federal income tax considerations for Shareholders who participate in the Arrangement is set out in this Circular under the heading "Certain Canadian Federal Income Tax Considerations".

Shareholders should carefully review the tax considerations applicable to them under the Arrangement and are urged to consult their own legal, tax and financial advisors in regard to their particular circumstances.

Certain U.S. Federal Income Tax Considerations

A summary of certain United States federal income tax considerations for Shareholders who participate in the Arrangement is set out under the heading "Certain United States Federal Income Tax Considerations".

Shareholders should carefully review the tax considerations applicable to them under the Arrangement and are urged to consult their own legal, tax and financial advisors in regard to their particular circumstances.

Risk Factors

The securities of Foremost and Spinco should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Shareholders should carefully consider all of the information disclosed in this Circular prior to voting on the matters being put before them at the Meeting.

Shareholders should be aware that there are various known and unknown risk factors in connection with the Arrangement and the ownership of New Foremost Shares and Spinco Shares following the completion of the Arrangement. Shareholders should carefully consider the risks identified in this Circular under the heading "Approval of the Plan of Arrangement and Related Matters – Risk Factors Relating to the Arrangement" and under the heading "Risk Factors" in Schedules "J" and "K", as well as within the documents incorporated by reference, before deciding whether or not to approve the Arrangement Resolution.

GENERAL PROXY INFORMATION

Notice and Access

Notice-and-Access means provisions concerning the delivery of proxy-related materials to shareholders found in Section 9.1.1. of NI 51-102 in the case of registered Shareholders, and Section 2.7.1 of NI 54-101 in the case of Non-Registered Shareholders, which allow an issuer to deliver an information circular forming part of proxy-related materials to shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met (collectively, the "Notice-and-Access Provisions").

In order to rely on Notice-and-Access Provisions to deliver the Circular and proxy-related materials through the Company's website, the Company must send a notice to Shareholders, including Non- Registered Shareholders, indicating that the Circular and proxy-related materials have been posted on the website and explaining how a Shareholder can access them or obtain from the Company a paper copy of the Circular. This Circular has been posted in full on the Company's website at https://www.foremostcleanenergy.com/investors/shareholder-meeting.html and is also available for viewing under the Company's SEDAR+ profile at www.sedarplus.ca.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice (the "Notice-and-Access Notification") of the meeting to be on a date that is at least thirty (30) days prior to the meeting in order to ensure there is sufficient time for the circular to be posted on the applicable website and other materials to be delivered to shareholders. The Notice-and-Access Notification has been delivered to Shareholders by the Company along with the applicable voting document (a form of proxy in the case of registered Shareholders or a VIF in the case of Non-Registered Shareholders). The Company will not rely upon the use of 'stratification'. Stratification occurs when a reporting issuer using the Notice- and-Access Provisions provides a paper copy of its information circular with the notice to be provided to shareholders as described above. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Circular from the Company or any Intermediary (as defined herein) unless such Shareholder specifically requests the same.

This Circular is available for review at https://www.foremostcleanenergy.com/investors/shareholder- meeting.html, being the website address to the Company's annual general meeting page. Any Shareholder who wishes to obtain a paper copy of the Circular should contact the Company, at 750 West Pender St Suite 250, Vancouver, BC V6C 2T7, by phone at 604-330-8067 or through email at info@foremostcleanenergy.com. A Shareholder may also use the number noted above to obtain additional information about Notice-and-Access Provisions. To ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for them to review the Circular and return a Proxy or VIF prior to the proxy deadline, it is strongly suggested such Shareholder's' request is received by the Company by no later than December 10, 2024.

Management Solicitation of Proxies

It is expected that the solicitation of proxies by the management of the Company will be conducted primarily by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principals' authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out-of-pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A registered Shareholder is entitled to one (1) vote for each Foremost Share that such registered Shareholder holds on the Record Date. Please read and follow the instructions on the form of proxy carefully and return by 10:00 a.m. (Pacific Time), on December 18, 2024, or the day that is two (2) Business days immediately preceding the date of any adjourned or postponed Meeting. The Company may refuse to recognize any instrument of proxy deposited in writing or by the internet received later than fourty eight (48) hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the Meeting or any adjournment thereof.

The purpose of a proxy is to designate persons who will vote the proxy on a registered Shareholder's behalf in accordance with the instructions given by the registered Shareholder in the proxy. The persons whose names are printed on the enclosed proxy form are officers and/or directors of the Company (the "Management Proxyholders").

A registered Shareholder has the right to appoint a person or company to attend and act for or on behalf of that registered Shareholder at the Meeting, other than the Management Proxyholders named in the enclosed proxy form. A proxyholder need not be a Shareholder.

Such right may be exercised by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the proxy form. Such registered Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy, and should provide instruction to the nominee on how the registered Shareholder's Foremost Shares should be voted. The nominee should bring personal identification to the Meeting.

Those registered Shareholders desiring to be represented at the Meeting by proxy must deposit their respective forms of proxy with the Depositary, Odyssey Trust Company, at 350 – 409 Granville Street, Vancouver, BC V6C 1T2, Attention: Proxy Department, by mail, facsimile transmission, telephone voting system or via the internet by December 18, 2024, at 10:00 a.m. (Pacific Time) or the day that is two (2) Business days immediately preceding the date of any adjourned or postponed Meeting. The deadline for deposit of proxies may be waived or extended by the Chairman of the Meeting at their discretion, without notice.

Voting by Proxy and Exercise of Discretion by Management Proxyholders

Foremost Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the registered Shareholder on any ballot that may be called for and if the registered Shareholder specifies a choice with respect to any matter to be acted upon, the Foremost Shares will be voted accordingly.

If a registered Shareholder does not specify a choice and the registered Shareholder has appointed the Management Proxyholders as proxyholder, the Management Proxyholders will vote FOR the matters specified in the Notice of Meeting and FOR all other matters proposed by management at the Meeting.

The form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Advice to Non-Registered Shareholders

The information in this section is significant to many Shareholders, as a substantial number of Shareholders do not hold their Foremost Shares in their own name.

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are "Non-Registered Shareholders" because the Foremost Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which Foremost Shares were purchased. More particularly, a person is not a registered Shareholder in respect of Foremost Shares which are held on behalf of that person (the "Non-Registered Shareholders") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholders deals with in respect of the Foremost Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. or CDS & Co. ("CDS")) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms. Foremost Shares held by brokers or their nominees can only be voted upon the instructions of the Non-Registered Shareholders. Without specific voting instructions, brokers and their nominees are prohibited from voting Foremost Shares held for Non- Registered Shareholders. Therefore, Non-Registered Shareholders should ensure that instructions respecting the voting of their Foremost Shares are communicated to the appropriate person or that the Foremost Shares are duly registered in their name.

Applicable Canadian securities regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients. In either case, the purpose of this procedure is to permit a Non-Registered Shareholder to direct the voting of Foremost Shares which they beneficially own. Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy is to be delivered.

In Canada, the majority of brokers and intermediaries now delegate the responsibility for obtaining voting instructions from Non-Registered Shareholders to Broadridge. Broadridge typically supplies a VIF and asks Non-Registered Shareholders to return the completed forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Foremost Shares to be represented at the Meeting. A Non-Registered Shareholder receiving such a form from Broadridge cannot use that form to vote Foremost Shares directly at the Meeting. The form must be returned to Broadridge well in advance of the Meeting in order to have the Foremost Shares voted.

A Non-Registered Shareholder who wishes to attend the Meeting and vote in person may write the name of the Non-Registered Shareholder in the place provided for that purpose on the VIF. A Non-Registered Shareholder also has the right to appoint a person or company other than the persons designated in the form of proxy, who need not be a Shareholder, to attend the Meeting and act on behalf of the Non- Registered Shareholder. Unless prohibited by law, the person whose name is written in the space provided in the VIF will be appointed as proxyholder for the Non-Registered Shareholder and will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in the VIF or this Circular. A Non-Registered Shareholder should consult a legal advisor if the Non-Registered Shareholder wishes to modify the authority of the person to be appointed as proxyholder in any way.

Revocation of Proxies

A registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof by: (i) completing and signing a proxy bearing a later date and delivering such proxy to the Transfer Agent by 10:00 a.m. (Pacific Time) on December 19, 2024, or the last Business Day prior to the day the Meeting is reconvened if it is adjourned; (ii) sending a signed written statement (or having your attorney sign a statement with your written authorization) to: Corporate Secretary, Foremost Clean Energy Ltd., Email: info@foremostcleanenergy.com prior to 10:00am (Pacific Time) on December 19, 2024, or the last Business Day prior to the day the Meeting is reconvened if it is adjourned; (iii) providing a signed written statement, at the Meeting, to the chair of the Meeting prior to the vote being taken; or (iv) any other manner permitted by law.

If you have followed the instructions for attending and voting at the Meeting, voting at the Meeting will revoke any previous proxy.

A beneficial Shareholder who has changed their mind should contact their broker or nominee for further information regarding changing their voting instructions.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of the provinces of Canada. The proxy solicitation rules under the Exchange Act, are not applicable to the Company or this solicitation. This solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the BCBCA, some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgement by a United States court.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Record Date

The Foremost Board has fixed October 24, 2024, as the Record Date for determining the persons entitled to receive notice of Meeting. Only Shareholders of record as at the Record Date are entitled to receive notice of and to attend and vote at the Meeting or any adjournment thereof, unless after that date a Shareholder of record transfers their Foremost Shares and the transferee, upon producing properly endorsed certificates evidencing such Foremost Shares or otherwise establishing that they own such Foremost Shares, requests at least ten (10) days prior to the Meeting that the transferee's name be included in the list of Shareholders entitled to vote, in which case such transferee is entitled to vote such Foremost Shares at the Meeting.

In addition, persons who are Non-Registered Shareholders as at the Record Date will be entitled to exercise their voting rights in accordance with the procedures established under NI 54-101. See "General Proxy Information– Advice to Non-Registered Shareholders".

Voting Rights

The authorized share capital of the Company consists of an unlimited number of common shares, being the Foremost Shares. As at the Record Date, there were 7,291,896 Foremost Shares issued and outstanding. Each Shareholder, as of the Record Date, is entitled to one (1) vote for each Foremost Share registered in their name. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Foremost Shares.

Principal Holders of Foremost Shares

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns or controls or directs, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of outstanding voting securities of the Company as at the Record Date, other than the below:

Name of Shareholder	Number of Foremost Shares Owned	Percentage of Outstanding Foremost Shares
Denison	1,369,810	18.79%

Quorum

Pursuant to the Foremost Articles, at all meetings of the Shareholders, it is necessary in order to constitute a quorum that two (2) persons entitled to vote at the meeting are present and not less than five precent (5%) of the outstanding Foremost Shares which may be voted at the Meeting must be represented in person or by proxy or by a duly authorized representative of a Shareholder.

Required Votes

The following chart describes the proposals to be considered at the Meeting, the voting options and the vote required for each matter:

Matter	Voting Options	Required Vote
Number of Directors	For; Against	At least a majority (50% + 1) of votes cast at the
Meeting by Shareholders to elect each nominee to
the Foremost Board.
Election of Directors	For; Against	At least a majority (50% + 1) of votes cast at the Meeting by Shareholders to elect each nominee to the Foremost Board.
Appointment of Auditors	For; Withhold	Plurality of votes – the auditors receiving the
highest number of votes cast at the Meeting by Shareholders present in person or by proxy will be appointed.
Arrangement Resolution	For; Against	A least two-thirds (66⅔%) of the votes cast at the
Meeting by Shareholders; and
Amendment to the Foremost Incentive Plan	For; Against	At least a majority (50% + 1) of votes cast at the Meeting by Shareholders.
Spinco Incentive Plan Resolution	For; Against	At least a majority (50% + 1) of votes cast at the
Meeting by Shareholders.

PARTICULARS OF MATTERS TO BE ACTED UPON

MANAGEMENT OF THE COMPANY KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS THAT ARE NOT KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE ON SUCH MATTERS IN ACCORDANCE WITH THEIR BEST JUDGMENT.

Additional details regarding each of the matters to be acted upon at the Meeting is set forth below.

PRESENTATION OF FOREMOST FINANCIAL STATEMENTS

The Foremost Annual Financial Statements will be presented to Shareholders at the Meeting.

A copy of the Foremost Annual Financial Statements together with the related MD&A are incorporated in this Circular by reference and may also be obtained by a Shareholder upon request without charge from the Company, at 750 West Pender St Suite 250, Vancouver, BC V6C 2T7 or via email to info@foremostcleanenergy.com. These documents are also available under the Company's profile on SEDAR+ at www.sedarplus.ca.

Shareholders and proxyholders will be given an opportunity to discuss the Company's financial results with management. Shareholder approval is not required, and no formal action will be taken at the Meeting to approve the Foremost Annual Financial Statements.

APPROVAL OF FIXING THE NUMBER OF DIRECTORS

At the Meeting, it will be proposed that six (6) directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. Shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution, the text of which is as follows:

"BE IT RESOLVED, as an ordinary resolution of Shareholders, that the number of directors to be elected at the Meeting, to hold office until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the constating documents of the Company, unless their offices are earlier vacated in accordance with the provisions of the BCBCA or the Company's constating documents, be and is hereby fixed at six (6)."

For the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders in person or by proxy in respect of the resolution at the Meeting.

Management believes the passing of the above resolution is in the best interests of the Company and recommends Shareholders vote FOR the ordinary resolutions fixing the number of directors to be elected at the Meeting at six (6). Unless directed to the contrary, it is the intention of the Management Proxyholders, if named as proxy, to vote FOR the ordinary resolutions fixing the number of directors to be elected at the Meeting at six (6).

APPROVAL OF THE ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of Shareholders or until their successors are elected or until such director's earlier death, resignation or removal.

Management of the Company proposes to nominate the six (6) persons named in the table below for election by Shareholders as directors of the Company. David Cates was recently elected, and Amanda Willett is nominated for election to the Foremost Board in connection with the Denison Investor Rights Agreement (the "Denison Nominees"). Biographies of the Denison Nominees are set out below under the heading "Biographies of the Denison Nominees". Each of the director nominees have agreed to stand for election and management of the Company does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of each person proposed to be nominated for election as a director, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five (5) preceding years for director nominees, the period of time during which each has been a director of the Company and the number of Foremost Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date:

Name and Province/ Country of Residence and Present Office Held	Principal Occupation for the past five (5) years (1)	Periods During Which Nominee Has Served as a Director of Foremost	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (2)

Jason Barnard	President, Chief Executive Officer	September 8, 2022 - present	761,084
British Columbia, Canada	and Director of Foremost, since 2022.

President, Chief Executive Officer and Director	Self-employed as a private investor, since 2004.

Johnathan More (3,4,5)	Chairman and CEO of Starr Peak Mining	December 2, 2022 - present	51,500
British Columbia, Canada	Ltd., since July 2019.

Director	Chairman and CEO of Power Metals Corp.,
since January 2012.

Chairman and director of Superior Mining
International Corp., since January 2020.

Andrew Lyons	CEO and President of Lakestone Gold	December 10, 2021 - present	38,000
British Columbia, Canada	Corp., since April 2020.
Director

Douglas L. Mason (3,4,5)	Chairman and CEO of Magnus Goldcorp	December 4, 2023 - present	24,500
British Columbia, Canada	Inc., since November 2013.

Chairman and Director	Director of Naturally Splendid Enterprises
Ltd., from 2015 to 2019 and CEO from
2017 to 2019.

David Cates	President & CEO of Denison, since 2015.	October 4, 2024 - present	Nil
Ontario, Canada

Director

Amanda Willett	Corporate Counsel and Secretary of	-	Nil
British Columbia, Canada	Denison, since 2016 and Vice President
Legal, since 2020.
Director

Notes:

(1)

The information in the table above as to principal occupation and business or employment of director nominees is not within the knowledge of management of the Company and has been furnished by the respective nominees.

(2)

The information as to number of Foremost Shares beneficially owned, or controlled or directed, directly or indirectly, is not within the knowledge of management of the Company and has been furnished by the respective nominees or sourced from information available to the Company from SEDI (www.sedi.ca) and/or in reports provided by the transfer agent of the Company. The totals reflect the Foremost Shares currently held and the Foremost Shares issuable upon exercise of Foremost Options, and/or Foremost Warrants.

(3)	Member of the Foremost Audit Committee.
(4)	Member of the Foremost Compensation Committee.
(5)	Member of Foremost CG&N Committee.

Biographies of the Denison Nominees

Amanda Willett

Ms. Willett joined Denison as Corporate Counsel and Corporate Secretary in 2016 and was appointed Vice President, Legal in 2020. Prior to joining Denison, Ms. Willett acquired nearly a decade of experience as a securities law associate at Blake, Cassels & Graydon LLP in Vancouver and a corporate and securities law associate with Stikeman Elliott LLP in Toronto. Her practice focused on advising public and private companies on matters including mergers and acquisitions, joint ventures and securities offerings. She has been involved in a broad range of transactional and corporate governance work for companies listed on the Toronto Stock Exchange and the TSX Venture Exchange, with an emphasis on advising companies in the mining industry. Ms. Willett graduated from York University in 2007 with an LL.B. from Osgoode Hall Law School and an MBA degree from the Schulich School of Business. She is a member of both the Ontario and British Columbia Bars.

David Cates

Mr. Cates is a Chartered Professional Accountant (CPA, CA) and holds Master of Accounting (MAcc) and Honours Bachelor of Arts (BA) degrees from the University of Waterloo. Mr. Cates has extensive expertise in the Canadian and international uranium mining industry from over a decade of senior management and financial experience in various roles with Denison. Mr. Cates was appointed President & CEO of Denison in 2015, having previously served as the company's Vice President, Finance & Tax and Chief Financial Officer. Prior to joining Denison in 2008, Mr. Cates held positions at Kinross Gold Corp. and PwC LLP. Mr. Cates also serves as a director of Denison, and is a director of each of the Canadian Nuclear Association and SkyHarbour Resources Ltd.

Cease Trade Orders

Other than as disclosed below, to the knowledge of the management of the Company, no proposed nominee for election as a director of the Company:

(a)

is, at the date of this Circular, or has been within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(a)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days (an "Order") that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, at the date of this Circular, or has been within ten (10) years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

(c)

has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Johnathan More was director and officer of Aldrin Resource Corp. when the company was subjected to a cease trade order for over thirty (30) days. This order was issued due to Mr. More's failure to update his insider reporting requirements, but it is no longer in effect.

Nomination of Alternative Directors

Pursuant to the advance notice provisions (the "Advance Notice Provisions") in the constating documents of the Company, advance notice must be provided to the Company in circumstances where nomination of persons for election to the Foremost Board are made by Shareholders of the Company. The Advance Notice Provisions set a deadline by which Shareholders must submit nominations (a "Notice") to the Company for the election of directors prior to any annual or special meeting of Shareholders. The Advance Notice Provisions also set forth the information that a Shareholder must include in the Notice to the Company and establish the form in which the Shareholder must submit the Notice for the Notice to be in proper written form.

In the case of an annual meeting (or an annual and special meeting) of Shareholders, a Notice must be provided to the Company not less than thirty (30) days and not more than sixty-five (65) days prior to the date such meeting (except that, if the meeting is to be held on a date that is less than fifty (50) days after the date the notice was provided, notice by the nominating Shareholder shall be made not less than the close of business on the tenth (10th) day after the notice of the meeting is provided); and in the case of a special meeting (which is not an annual and special meeting) called for the purpose of electing directors (whether or not also called for the purpose of conducting other business) not later than the close of business on the fifteenth (15th) day after the notice of the meeting was provided. The Advance Notice Provisions are available for viewing in the Foremost Articles of available under the Company's profile on SEDAR+ at www.sedarplus.ca.

As at the date of this Circular, the Company has not received a Notice in compliance with the Advance Notice Provisions and, as such, management's nominees for election as directors set forth herein shall be the only nominees eligible to stand for election at the Meeting.

Management recommends Shareholders vote FOR the election of each of the director nominees listed above as directors of the Company for the ensuing year. Unless directed to the contrary, it is the intention of the Management Proxyholders, if named as proxy, to vote FOR the appointment of the director nominees.

APPROVAL OF THE APPOINTMENT OF AUDITOR

Shareholders will be asked to vote for the appointment of MNP LLP of 2200-1021 West Hasting Street, Vancouver, BC V6E 0C3, as auditor of the Company to hold office until the next annual meeting of Shareholders, or until a successor is appointed, and to authorize the directors of the Company to fix the remuneration of the auditor.

MNP LLP was originally appointed as auditor of the Company on September 28, 2023, replacing Davidson & Company. The appointment of MNP LLP was considered and approved by the Foremost Board. There were no "reportable events" between the Company and Davidson & Company within the meaning of NI 51-102.

In accordance with the applicable provisions of NI 51-102, a notice of change of auditor was sent by the Company to MNP LLP and to Davidson & Company each of which provided a letter to the applicable securities regulatory authority in each province where the Company is a reporting issuer, stating that they agreed with the statements set forth in such notice of change of auditor.

Management recommends Shareholders vote FOR the appointment of MNP LLP as auditor of the Company for the ensuing year and authorize the Foremost Board to fix the auditor's remuneration. Unless directed to the contrary, it is the intention of the Management Proxyholders, if named as proxy, to vote proxies FOR the appointment of MNP LLP as auditor of the Company until the close of its next annual meeting and to authorize the Foremost Board to fix the auditor's remuneration.

APPROVAL OF THE AMENDMENT TO THE FOREMOST INCENTIVE PLAN

Amendments Requiring Shareholder Approval at the Meeting

On November 12, 2024, the Foremost Board approved, subject to Shareholder approval at the Meeting, an amendment to the Foremost Incentive Plan, such that number of Foremost Shares that may be issued upon the exercise or settlement of Foremost Awards granted thereunder be increased from 850,000 to 1,500,000, subject to the adjustment provisions provided for therein (including those that apply in the event of a subdivision or consolidation of Spinco Shares). The proposed amendment is to accommodate the Company's anticipated increased issuance of Foremost Awards upon completion of the Arrangement.

A summary of the material terms of the Foremost Incentive Plan, including the amendment described above, is set out under the heading "Statement of Executive Compensation – Foremost Incentive Plan." The summary is qualified in its entirety by the full text of the Foremost Incentive Plan, as amended, which is attached hereto as Schedule "C".

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the amendment to the Foremost Incentive Plan. The text of the ordinary resolution (being the "Foremost Incentive Plan Resolutions") which management intends to place before the Meeting is as follows:

"BE IT RESOLVED, as an ordinary resolution of Shareholders, that:

1.

the fixed stock incentive plan of the Company is amended such that the in the fixed number of common shares in the capital of Foremost that may be issued pursuant to Awards granted under the stock incentive plan be increased from 850,000 to 1,500,000;

2.	all other terms of the stock incentive plan remain in force and unchanged;

3.

the board of directors of the Company be and is hereby authorized in its absolute discretion to administer the stock incentive plan, as amended, in accordance with its terms and conditions and to further amend or modify the stock incentive plan to ensure compliance with the policies of the CSE; and

4.

any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to the foregoing resolutions, including, without limitation, making any changes to the stock incentive plan required by the CSE or applicable securities regulatory authorities and to complete all transactions in connection with the administration of the stock incentive plan."

For the foregoing Foremost Incentive Plan Resolutions to be passed, it must be approved by a simple majority of the votes cast by Shareholders in person or by proxy at the Meeting. If the Foremost Incentive Plan Resolution is not approved at the Meeting, the Company will not be permitted to issue more than 850,000 Foremost Shares pursuant to Foremost Awards granted under the current Foremost Incentive Plan.

Management of the Company has reviewed the Foremost Incentive Plan Resolution, concluded that it is fair and reasonable to the Shareholders and in the best interest of the Company, and recommends Shareholders vote FOR the Foremost Incentive Plan Resolutions. Unless directed to the contrary, it is the intention of the Management Proxyholders, if named as proxy, to vote proxies FOR the Foremost Incentive Plan Resolutions.

APPROVAL OF THE PLAN OF ARRANGEMENT AND RELATED MATTERS

Approval of the Arrangement Resolution

Shareholders will be asked to approve the Arrangement Resolution, the full text of which is attached as Schedule "B" to the Circular, for a statutory plan of arrangement under Section 288 of the BCBCA which involves, among other things, the distribution of one (1) New Foremost Share and two (2) Spinco Shares for each Foremost Share held prior to the Effective Date of the Arrangement.

For the Arrangement Resolution to be passed, it must be approved by at least two-thirds (66⅔%) of the votes cast by Shareholders in person or by proxy at the Meeting.

If the Arrangement is approved at the Meeting and provided the applicable conditions to the completion of the Arrangement are satisfied or waived (including receipt of the Final Order approving the Arrangement), the Arrangement will take effect at the Effective Time (which will be at 12:01 a.m. (Pacific Time)) on the Effective Date (which is expected to be on or about January 10, 2025 or shortly thereafter).

Any description of the Arrangement in this Circular is a summary only and is not exhaustive. Descriptions are not intended as a substitute for reviewing the Plan or Arrangement and Arrangement Agreement and are qualified in their entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Schedule "F" to this Circular, and the Arrangement Agreement, which can be found on the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

Recommendation of the Foremost Board

The Foremost Board approved the Arrangement and recommended and authorized the submission of the Arrangement Agreement to the Shareholders and the Court for approval. The Foremost Board has concluded that the Arrangement is in the best interests of Foremost and fair to its Shareholders and recommends that Shareholders vote FOR the Arrangement Resolution proposed to be passed at the Meeting. Unless directed to the contrary, it is the intention of the Management Proxyholders, if named as proxy, to vote proxies FOR the Arrangement Resolution.

In reaching this conclusion, the Foremost Board considered, among other things, the benefits to Foremost and its Shareholders, as well as the financial position, opportunities and outlook for the future potential and operating performance of Foremost and Spinco, respectively. See further details under the section entitled "Approval of the Plan of Arrangement and Related Matters – Reasons for the Arrangement".

Principal Steps of the Arrangement

Commencing at the Effective Time and pursuant to the Plan of Arrangement, the following transactions, among others, will occur and will be deemed to occur in the following chronological order (unless explicitly stated otherwise):

(a)	Each Dissenting Share will be directly transferred and assigned by such Dissenting Shareholder to Foremost, without any further act or formality and free and clear of any encumbrances, and

(a)	such Dissenting Share will be cancelled and cease to be outstanding;

(b)	such Dissenting Shareholder's name shall be removed from the register of holders of Foremost Shares maintained by or on behalf of Foremost as it relates to the Dissenting Shares so transferred; and

(c)

such Dissenting Shareholder will cease to have any rights as a Foremost Shareholder other than the right to be paid the fair value for his, her or its Foremost Shares by Foremost in accordance with the Plan of Arrangement;

(b)

Foremost will (i) transfer to Spinco the right to collect receivables in respect of all amounts outstanding and owing from Sierra to Foremost as at the Effective Date; and (ii) assign and transfer to Spinco all of the Sierra Shares, in consideration for Spinco issuing to Foremost such number of Spinco Shares as is equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of Foremost Shares issued and outstanding immediately prior to the Effective Time by two (2). In respect of such transfer, Foremost and Spinco will jointly elect, in prescribed form and within the time allowed by subsection 85(6) of the Tax Act to have the provisions of subsection 85(1) of the Tax Act apply to the transfer of the Sierra Shares. The amount added to the stated capital in respect of the Spinco Shares issued as consideration on the transfer of the Sierra Shares will equal the amount Foremost and Spinco agree to in their election form, and:

(a)

Foremost shall cease to be a holder of the Sierra Shares transferred to Spinco and shall be removed in respect of such Sierra Shares from the register of holders of Sierra Shares maintained by or on behalf of Sierra;

(b)	the Sierra Shares transferred to Spinco will be registered in the name of Spinco; and

(c)	the Spinco Shares transferred to Foremost will be registered in the name of Foremost;

(c)	the authorized share structure of Foremost will be reorganized and altered by:

(a)

renaming and redesignating all of the issued and unissued Foremost Shares as Foremost Class A Common Shares and amending the special rights and restrictions attached to the Foremost Class A Common Shares to provide the holders thereof with two (2) votes for each Foremost Class A Common Share held at all meetings of Shareholders (except meetings at which only holders of a specified class of shares are entitled to vote), and, concurrently therewith, outside of and not as part of the Plan of Arrangement, the Foremost Class A Common Shares will be represented for listing purposes on the CSE by the continued listing of the Foremost Shares; and

(b)

creating the New Foremost Shares, which shall be unlimited in number and have special rights and restrictions identical to those of the Foremost Shares immediately prior to giving effect to the amendments;

(collectively, referred to as the "First Amendment")

(d)	Foremost's Notice of Articles will be amended to reflect the First Amendment;

(e)	the Spinco Incentive Plan will come into force and effect with the terms and conditions set out in Schedule "D" to this Circular;

(f)

notwithstanding the Foremost Incentive Plan, each Foremost Option then outstanding to acquire one (1) Foremost Share shall be deemed to be simultaneously surrendered and transferred by the holder thereof in the following portions:

(a)

0.9136 of each Foremost Option held immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement Option to acquire one (1) New Foremost Share having an exercise price (rounded up to the nearest cent) as determined in accordance with the Plan of Arrangement; and

(b)

0.0864 of each Foremost Option held immediately prior to the Effective Time shall be transferred and exchanged for a Spinco Option, with each whole Spinco Option entitling the holder thereof to acquire one (1) Spinco Share having an exercise price (rounded up to the nearest cent) as determined in accordance with the Plan of Arrangement, provided that, for greater certainty:

(c)

the exercise prices of the Foremost Replacement Options and Spinco Options will be adjusted (i) to the extent necessary to ensure that the aggregate In-the- Money-Amount (as defined later in this Circular) thereof immediately after the exchange does not exceed the In-the-Money-Amount of such Foremost Option immediately before the exchange, and (ii) solely in the case of holders of Foremost Options that are U.S. taxpayers, the ratio of the exercise price to the fair market value of the Foremost Share or Spinco Share, as applicable, is not more favorable to the holder of the Foremost Option than the ratio of the exercise price to the fair market value of a Foremost Share immediately prior to the Effective Time, accordingly and with effect at the time of the exchange of Foremost Options;

(d)

The holder of a Foremost Replacement Option or Spinco Option will receive no consideration other than the Foremost Replacement Option and Spinco Option in respect of the transfer of the applicable portion of a Foremost Option;

(e)

No Foremost Replacement Option or Spinco Option will be exercisable until after the date that is after five (5) trading days following the date the New Foremost Shares and the Spinco Shares, respectively, appear of the CSE's publicly disseminated trading list; and

(f)	The Foremost Options so transferred to Foremost shall be cancelled;

(g)	notwithstanding the Foremost Incentive Plan, each Foremost RSU outstanding to acquire one (1) Foremost Share shall be transferred and exchanged for:

(a)

0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement RSU to acquire such number of New Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

(b)

0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for two (2) Spinco RSUs to acquire such number of Spinco Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU;

provided that, for greater certainty:

(c)

the holder of a Foremost Replacement RSU or Spinco RSU will receive no consideration other than the Foremost Replacement RSU and Spinco RSU in respect of the transfer of the applicable portion of a Foremost RSU; and

(d)	the Foremost RSUs transferred to Foremost shall be cancelled;

(h)	Foremost shall undertake a reorganization of capital within the meaning of Section 86 of the Tax Act as follows, with the steps occurring in the following order:

(a)

each issued and outstanding Foremost Class A Common Share outstanding immediately following the giving of effect to the First Amendment shall be surrendered and transferred by the holder thereof to Foremost in exchange for one (1) New Foremost Share and two (2) Spinco Shares held by Foremost (subject to any withholding of Spinco Shares required to be made pursuant to Section 3.7 of the Plan of Arrangement);

(b)

the holders of Foremost Class A Common Shares will be removed from the register of holders of Foremost Class A Common Shares and will be added to the register of holders of New Foremost Shares as the holders of the number of New Foremost Shares that they have received on the CSE;

(c)	the Spinco Shares transferred to the former holders of Foremost Class A Common Shares pursuant will be registered in the name of such former holders;

(d)

Foremost shall cease to be a holder of the Spinco Shares transferred to the former holders of Foremost Class A Common Shares pursuant to and shall be removed in respect of such Spinco Shares from the register of holders of Spinco Shares maintained by or on behalf of Spinco;

(e)

Concurrently with the exchange, the stated capital account maintained in respect of the Foremost Class A Common Shares shall be reduced to nil and there shall be added to the stated capital account of the New Foremost Shares in accordance with the terms of the Plan of Arrangement; and

(f)

the Foremost Class A Common Shares will be cancelled and the appropriate entries made in the register of holders of Foremost Class A Common Shares and the authorized share structure and articles of Foremost will be amended by eliminating the Foremost Class A Common Shares (being the "Second Amendment");

(i)	Foremost's Notice of Articles shall be amended and restated to reflect the Second Amendment;

(j)

concurrently with the exchange of Foremost Options and Foremost RSUs, each Foremost Warrant outstanding immediately prior to this Item (j) shall be amended to entitle the holder thereof to receive, upon due exercise of the Foremost Warrant:

(a)	one (1) New Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant; and

(b)	two (2) Spinco Shares for each Foremost Share that was issuable upon due exercise of a Foremost Warrant;

(k)	the directors of Spinco will be Jason Barnard, Raymond Strafehl and Richard Silas;

(l)

the Spinco Board will have the authority to appoint one or more additional directors of Spinco, who will hold office for a term expiring not later than the close of the next annual meeting of the Spinco Shareholders, but the total number of directors so appointed may not exceed one third of the number of persons who become directors of Spinco;

(m)	the by-laws of Spinco will be the by-laws set out in Appendix "C" to the Plan of Arrangement;

(n)

Davidson & Company will be the initial auditors of Spinco, to hold office until the close of the first annual meeting of Spinco Shareholders, or until Davidson & Company resigns as contemplated or are removed from office, and the directors of Spinco will be authorized to fix their remuneration; and

(o)	the registered office of Spinco shall be located at 666 Burrard Street, Suite 1700, Vancouver, BC V6C 2X8.

For greater certainty, no fractional Spinco Shares shall be distributed to the Shareholders and no fractional Spinco Options or Spinco RSUs shall be distributed to the holders thereof, and, as a result, all fractional amounts arising under the Arrangement shall be rounded down to the next whole number without any compensation therefor. Any Spinco Shares not distributed as a result of so rounding down shall be cancelled by Spinco.

The effect of the Arrangement can be summarized by the following diagrams:

Structure immediately prior to the Arrangement:

Structure following completion of the Arrangement:

Reasons for the Arrangement

The Foremost Board has reviewed and considered an amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from the Company's senior management and its financial and legal advisors. The following is a summary of the overall purpose and benefits of the Arrangement, and the principal reasons for the recommendation of the Foremost Board that Shareholders vote FOR the Arrangement Resolution.

The Arrangement is anticipated to:

●	provide Shareholders with enhanced value by creating independent investment opportunities in separate project focused companies;

●	expand Spinco's shareholder base by allowing investors that want specific ownership in a particular resource portfolio to invest directly rather than through Foremost;

●	unlock the value of Foremost's Winston Property, which is not fairly valued in the Foremost portfolio;

●	enable investors, analysts and other stakeholders or potential stakeholders to more accurately evaluate each company and compare the assets to appropriate peers;

●

retain Shareholders' existing pro rata ownership of Foremost and provide Shareholders' with pro rata ownership of Spinco (subject to the Foremost Retained Interest) to ensure that existing Shareholders retain upside potential as the Winston Property is advanced;

●	provide each of Foremost and Spinco with a sharper business focus, enabling them to pursue independent business and financing strategies best suited to their respective business plans;

●	enable each company to pursue independent growth and capital allocation strategies; and

●	allow each company to be led by experienced executives and directors who have experience exploring resource properties.

Fairness of the Arrangement

The Arrangement was determined to be fair to the Shareholders by the Foremost Board based upon the following factors, among others:

(a)

the procedures by which the Arrangement will be approved, including the requirement for (i) approval at the Meeting by at least 66⅔% of the votes cast by Shareholders in person or by proxy and (ii) approval by the Court after a hearing at which the fairness of the Arrangement will be considered;

(b)

each Shareholder at the Effective Time (other than Dissenting Shareholders) will participate in the Arrangement such that each Shareholder will hold, upon completion of the Arrangement, the same pro rata interest in Foremost that such Shareholder held in Foremost immediately prior to the Arrangement and pro rata ownership of Spinco (subject to the Foremost Retained Interest);

(c)

each holder of Foremost Options at the Effective Time will receive the same proportionate interest in Foremost and Spinco collectively upon exercise that such holder would have received in Foremost immediately prior to the Arrangement;

(d)

each holder of Foremost RSUs at the Effective Time will receive the same proportionate interest in Foremost and Spinco collectively upon redemption that such holder would have received in Foremost immediately prior to the Arrangement;

(e)

each holder of Foremost Warrants at the Effective Time will receive the same proportionate interest in Foremost and Spinco collectively upon exercise that such holder would have received in Foremost immediately prior to the Arrangement; and

(f)

the opportunity for registered Shareholders who are opposed to the Arrangement, upon compliance with certain conditions, to exercise Dissent Rights under the BCBCA, as modified by the Interim Order, Plan or Arrangement or any other order of the Court.

Authority of the Foremost Board

By passing the Arrangement Resolution, the Shareholders will also be giving authority to the Foremost Board to use its judgment to proceed with and cause Foremost to complete the Arrangement or to abandon the Arrangement without any requirement to seek or obtain any further approval of the Shareholders.

The Arrangement Resolution also provides that the terms of the Plan of Arrangement may be amended by the Foremost Board before or after the Meeting without further notice to Shareholders, unless directed by the Court. Although the Foremost Board has no current intention to further amend the terms of the Plan of Arrangement, it is possible that the Foremost Board may determine that certain amendments are appropriate, necessary or desirable.

Distribution of Shares

Deposit of Transmittal Documents with Depositary

Pursuant to the terms of the Plan of Arrangement, Shareholders on the Effective Date will be entitled to receive New Foremost Shares and Spinco Shares.

In order to receive the New Foremost Shares and Spinco Shares that they are entitled to receive under the Arrangement, Shareholders must deliver to the Depositary a duly completed and signed Letter of Transmittal in respect of the Foremost Shares held by such Shareholder, together with the applicable Foremost Share certificate(s), if any, and such other documents or instruments as the Depositary may reasonably require (collectively, the "Transmittal Documents"). Upon receipt by the Depositary of such Transmittal Documents, the Depositary shall, following the Effective Time, deliver to such Shareholder the DSR Statements representing the New Foremost Shares and Spinco Shares which such Shareholder is entitled to receive in accordance with the Plan of Arrangement.

A copy of the Letter of Transmittal may be obtained by contacting the Depositary. The Letter of Transmittal will also be available under Foremost's issuer profile on SEDAR+ at www.sedarplus.ca. To receive the New Foremost Shares and Spinco Shares to which such registered Shareholder is entitled under the Arrangement, it is recommended that registered Shareholders complete, sign and return the Letter of Transmittal (with accompanying Foremost Share certificate(s)) to the Depositary as soon as possible.

The method used by a Shareholder to deliver the Transmittal Documents to the Depositary is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Foremost recommends that the Transmittal Documents be hand delivered to the Depositary, and a receipt obtained therefor; otherwise, the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

Foremost reserves the right to waive, or not to waive, any and all errors or other deficiencies in any Letter of Transmittal or other Transmittal Document, and any such waiver or non-waiver will be binding upon the Shareholder submitting such documentation. The granting of a waiver to one or more Shareholders does not constitute a waiver for any other Shareholder, and Foremost reserves the right to demand strict compliance with the terms of the Letter of Transmittal.

Lost Certificates

If any certificate that, immediately prior to the Effective Time, represented one or more outstanding Foremost Shares has been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the person claiming such Foremost Share certificate to be lost, stolen or destroyed, the Depositary will, in exchange for such lost, stolen or destroyed Foremost Share certificate, issue certificate(s) representing the New Foremost Shares and Spinco Shares that such Shareholder is entitled to receive for such Foremost Shares in accordance with the terms of the Arrangement. As a condition precedent to the delivery by the Depositary of such certificates, the person to who such certificates are to be issued shall first give a bond satisfactory to Foremost and the Depositary in such amount as Foremost, Spinco and the Depositary may direct, or otherwise indemnify Foremost, Spinco and the Depositary in a manner satisfactory to each of them, against any claim that may be made them with respect to the certificate alleged to have been lost, stolen or destroyed.

Limitation and Proscription After Six Years

To the extent that a Shareholder has not complied with the provisions of the Plan of Arrangement described above under the heading "Deposit of Transmittal Documents with Depositary" on or before the date that is six (6) years after the Effective Date, then the New Foremost Shares and the Spinco Shares that such Shareholder was otherwise entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such New Foremost Shares and Spinco Shares shall be delivered by the Depositary to Foremost or Spinco, as applicable, and the interest of the Shareholders in Foremost and Spinco to which it was entitled shall be terminated.

The Arrangement Agreement

The description of the Arrangement Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which is incorporated by reference and available on the Company's Sedar+ profile at www.Sedarplus.ca. Shareholders are urged to carefully read the Arrangement Agreement in its entirety.

Effective Date and Conditions of the Arrangement Agreement

If the Arrangement Resolution is passed, the Final Order approving the Arrangement is obtained and all other conditions disclosed under the heading "Approval of the Plan of Arrangement and Related Matters – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective" are met or waived, the Arrangement will become effective at the Effective Time on the Effective Date, which is currently expected to be on or about January 10, 2025.

Conditions to the Arrangement Becoming Effective

The Arrangement Agreement provides that the consummation of the Arrangement will be subject to the fulfilment or waiver of certain conditions, including the following:

(a)	the Interim Order shall have been granted in a form and substance satisfactory to each of Foremost and Spinco;

(b)

the Arrangement Resolution, with or without amendment, shall have been approved and adopted at the Meeting in accordance with the provisions of the BCBCA, the Interim Order, and the requirements of any applicable regulatory authorities;

(c)	the Final Order shall have been obtained in a form and substance satisfactory to each of Foremost and Spinco;

(d)

the CSE, and if required, the NASDAQ, shall have conditionally approved (i) the Arrangement, including the listing of the New Foremost Shares issuable to Shareholders under the Plan of Arrangement in exchange for the Foremost Class A Common Shares, and (ii) the delisting of the Foremost Class A Common Shares, as of the Effective Date, subject to compliance with the requirements of the CSE and/or the NASDAQ, as applicable;

(e)	the CSE shall have conditionally approved the listing of the Spinco Shares, subject to compliance with the requirements of the CSE;

(f)	the Spinco Financing shall have been completed;

(g)	the issuance of the Spinco Promissory Note;

(h)	the issuance of the Foremost Loan;

(i)	the issuance of the Foremost Promissory Note;

(j)	if requested by Foremost, Foremost and Spinco shall have jointly made and filed the election in the prescribed form and manner pursuant to Section 85(1) of the Tax Act prior to the Effective Time;

(k)

all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to Foremost and Spinco;

(l)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement;

(m)

no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the income tax laws of Canada, which would reasonably be expected to have a Material Adverse Effect on any of Foremost, the Shareholders, or if the Arrangement is completed, Spinco or the Spinco Shareholders;

(n)

the aggregate number of Foremost Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement shall not exceed 5% of the aggregate number of Foremost Shares outstanding immediately prior to the Effective Time;

(o)	the issuance of the securities under the Plan of Arrangement shall be exempt from registration under Section 3(a)(10) of the U.S. Securities Act; and

(p)	the Arrangement Agreement shall not have been terminated under Article 6 thereto.

If any of the conditions set forth in the Arrangement Agreement are not fulfilled or performed, on or prior to the Effective Time, Foremost may terminate the Arrangement Agreement or waive, in its discretion, the applicable condition in whole or in part. As soon as practicable after the fulfilment (or waiver) of the conditions contained in the Arrangement Agreement, the Foremost Board intends to cause a copy of the Final Order to be filed with the Registrar under the BCBCA, together with such other material as may be required by the Registrar in order that the Arrangement will become effective.

Management of Foremost expects that any material consents, orders and approvals required for the completion of the Arrangement will be obtained prior to the Effective Date in the ordinary course upon application therefor.

Court Approval of the Arrangement

The Arrangement requires the approval of the Court under the BCBCA. Prior to mailing this Circular, Foremost obtained the Interim Order authorizing the calling and holding of the Meeting and providing for certain other procedural matters. The Interim Order is attached hereto as Schedule "G". The Notice of Hearing for Final Order in respect of the Final Order is attached hereto as Schedule "H".

Assuming approval of the Arrangement Resolution by the Shareholders at the Meeting, Foremost intends to make an application to the Court for the Final Order on January 10, 2025 at 9:45 a.m. (Pacific Time) or as soon thereafter as counsel may be heard at the Court house at 800 Smithe Street, Vancouver, British Columbia or at any other date and time as the Court may direct. At the hearing, any Shareholder or other interested party who wishes to participate or be represented or present arguments or evidence must file and serve a response to petition no later than 4:00 p.m. (Pacific Time) on January 10, 2025, along with any other documents required, all as set out in the Interim Order and Notice of Hearing for Final Order, copies of which are attached hereto as Schedule "G" and "H", respectively, and satisfy any other requirement of the Court.

The Court has broad discretion under the BCBCA when making orders in respect of arrangements, and the Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks appropriate. The Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the terms and conditions of the Arrangement to Shareholders. The Court will be advised prior to the hearing for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, such approval will be relied upon in seeking an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the offer and sale of the securities to be issued or distributed pursuant to the Arrangement.

For further information regarding the Court hearing and Shareholder rights in connection with the Court hearing, see the Notice of Hearing for Final Order, attached as Schedule "H" to this Circular. The Notice of Hearing for Final Order constitutes notice of the Court hearing of the application for the Final Order and is the only notice to Shareholders of the Court hearing.

Regulatory Approvals

The Foremost Shares are listed and posted for trading on the CSE and the NASDAQ. It is a condition of the Arrangement that conditional approval from the CSE and, if required, from NASDAQ, is obtained for the Arrangement. Specifically, it is a condition that the CSE shall have conditionally approved the listing of the Spinco Shares and New Foremost Shares on the CSE. The listings will be subject to meeting the requirements of the CSE. There can be no assurance as to if, or when, the New Foremost Shares or Spinco Shares will be listed or traded on the CSE or any other stock exchange. As the Spinco Shares are not listed on a stock exchange, unless and until such a listing is obtained, Spinco Shareholders may not have a market for their shares.

Proposed Timetable for the Arrangement

The anticipated timetable for the completion of the Arrangement and the key dates proposed are as follows:

Meeting Date:	December 20, 2024
Distribution Record Date:	January 9, 2025
Final Court approval:	January 10, 2025
Effective Date:	January 10, 2025

Notice of the Distribution Record Date and Effective Date will be made through one (1) or more news releases issued by Foremost. The Foremost Board will determine each of the Distribution Record Date and Effective Date upon satisfaction or waiver of the conditions to the Arrangement.

Expenses of the Arrangement – Foremost Loan

Foremost shall pay all of its expenses incurred in connection with the Arrangement and will advance to Spinco the Foremost Loan, as discussed below, to cover any professional fees incurred by Spinco in connection with the Arrangement.

Prior to or concurrent with the completion of the Arrangement, Foremost shall issue to Spinco the Foremost Loan, being an unsecured loan in the amount of $520,000, as such amount may be increased on or before the Effective Date, by virtue of the accrual of incremental third-party expenses associated with the Arrangement (including but not limited to legal, accounting, audit and other professional fees). The Foremost Loan is evidenced by the Foremost Promissory Note dated November 5, 2024, issued by Spinco to Foremost, which is due and payable in full on November 5, 2027 with interest thereon from the date that is four (4) months from the Effective Date, payable on the unpaid principal at the rate of eight- point-nine-five percent (8.95%) per year, compounded monthly, with interest payments commencing on December 1, 2025.

For more details on the Foremost Promissory Note see the heading "Description of Capital Structure – Foremost Loan" in Schedule "K".

Risk Factors Relating to the Arrangement

The following risk factors should be considered by Shareholders in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular and the risk factors disclosed under the heading "Risk Factors" in Schedules "J" and "K".

Termination of the Arrangement Agreement or Failure to Obtain Required Approvals

Each of Foremost and Spinco has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Foremost provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of Foremost, including Shareholders approving the Arrangement and required regulatory approvals, including of the Court, being obtained. There is no certainty, nor can Foremost provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, Shareholders will lose the prospective benefits of the Arrangement. Moreover, if the Arrangement Agreement is terminated, there is no assurance that Foremost will pursue or be able to complete an alternative transaction to spin-out or realize the value of its Winston Property and Shareholders will continue to be subject to the risk factors of both Foremost and Spinco as disclosed in this Circular and the documents incorporated by reference.

Spinco has Limited Financial Resources

Although the Spinco Financing is expected to provide adequate resources for the twelve (12) months following the Effective Date, Spinco will need to secure additional financing—whether through debt, equity, or other means—to continue advancing its business. There is no assurance that Spinco will be able to raise the required additional funds or that such financing will not result in significant dilution for Shareholders. Failure to obtain further financing in a timely manner could lead to a reduction or termination of Spinco's operations.

The Market Price for the Foremost Shares may Decline

If the Arrangement is not approved by the Shareholders, the market price of the Foremost Shares may decline to the extent that the current market price of the Foremost Shares reflects a market assumption that the Arrangement will be completed.

See "Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment – New Foremost Shares and Spinco Shares".

Income Tax

The Arrangement may give rise to adverse tax consequences to Shareholders, and each Shareholder is urged to consult with their own tax advisor. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Costs of the Arrangement

There are certain costs related to the Arrangement, such as legal and accounting fees incurred, that must be paid even if the Arrangement is not completed.

Exercise of Dissent Rights

Registered Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Foremost Shares in cash. If Dissent Rights are exercised in respect of a significant number of Foremost Shares, a substantial cash payment may be required to be made to such Shareholders, which could have an adverse effect on Foremost's financial condition and cash resources. Foremost may elect, in its sole discretion, not to complete the Arrangement if a significant number of Shareholders exercise Dissent Rights.

Foremost and Spinco Will Incur Their Own Expenses Going Forward

As a result of the Arrangement, each of Foremost and Spinco will incur their own general and administrative costs to operate Foremost's current mineral assets. These additional costs may negatively impact the financial performance of each of Foremost and Spinco.

Fluctuation in Market Value of the Spinco Shares

There is currently no market for the Spinco Shares and there can be no assurance that an active market will develop or be sustained after the Effective Date. The lack of an active public market could have a material adverse effect on the price of the Spinco Shares.

The market price of a publicly traded stock is affected by many variables not directly related to the corporate performance of the company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the future market price of the Spinco Shares on any stock exchange cannot be predicted.

Trading Prices

The trading price of the New Foremost Shares is expected to be lower following the Arrangement than the trading price of the Foremost Shares prior thereto, reflecting the disposition of the Winston Property to Spinco and such price may fluctuate significantly for a period following the Arrangement. The combined trading prices of the New Foremost Shares and the Spinco Shares received pursuant to the Arrangement may be less than, equal to or greater than the trading price of the Foremost Shares prior to the Arrangement.

Risks related to the Liquidity of the Spinco Shares

There can be no assurance that an active and liquid market for the Spinco Shares will develop. An investor may find it difficult to resell its Spinco Shares.

DISSENT RIGHTS

Shareholders who wish to dissent with respect to the Arrangement Resolution should take note that strict compliance with the dissent procedures is required.

The following is a summary of the provisions of the BCBCA relating to a Shareholder's Dissent Rights in respect of the Arrangement Resolution. The statutory provisions dealing with Dissent Rights are technical and complex. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Foremost Shares and is qualified in its entirety by reference to the full text of Sections 237 to 247 of the BCBCA (which is attached to this Circular as Schedule "I"), as modified by the Plan of Arrangement (which is attached to this Circular as Schedule "F"), the Interim Order (which is attached to this Circular as Schedule "G"), and the Final Order (collectively, the "Dissent Procedures"). Any Dissenting Shareholders should seek independent legal advice, as failure to comply strictly with the Dissent Procedures may result in the loss of all Dissent Rights.

The Interim Order expressly provides registered Shareholders with a Dissent Right with respect to the Arrangement Resolution. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Effective Date of all but not less than all, of the Shareholder's Foremost Shares), provided that the Shareholder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

In many cases, Foremost Shares beneficially owned by a Shareholder are registered either (a) in the name of an Intermediary that the Non-Registered Shareholders deals with in respect of such shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depositary, such as CDS, of which the Intermediary is a participant. Accordingly, a Non- Registered Shareholders will not be entitled to exercise their right of dissent directly (unless the Foremost Shares are re-registered in the Non-Registered Shareholder's name).

A registered Shareholder may dissent only with respect to all (and not part) of the Foremost Shares held by such Shareholder or held on behalf of any one Non-Registered Shareholders and registered in the name of the registered Shareholder.

With respect to Foremost Shares in connection to the Arrangement, pursuant to the Interim Order, a registered Shareholder may exercise rights of dissent under Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, Plan or Arrangement or any other order of the Court, provided that, notwithstanding Section 242(2) of the BCBCA, the written objection to the Arrangement Resolution must be sent to Foremost, c/o Stikeman Elliott LLP, 666 Burrard St Suite 1700, , Vancouver, BC V6C 2X8, Attention: Ben Schach, by not later than 2:00 p.m. (Pacific Time) on December 18, 2024, or two (2) Business Days prior to any adjournment or postponement of the Meeting.

To exercise Dissent Rights, a Shareholder must dissent with respect to all Foremost Shares of which it is the registered and beneficial owner. A registered Shareholder who wishes to dissent must deliver written notice of dissent (the "Notice of Dissent") to Foremost as set forth above and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Shareholder to fully comply with the provisions of the BCBCA, as modified by the Interim Order, Plan or Arrangement or any other order of the Court, may result in the loss of that holder's Dissent Rights. Non-Registered Shareholders who wish to exercise Dissent Rights must cause each registered Shareholder holding their Foremost Shares to deliver the Notice of Dissent, or, alternatively, make arrangements to become a registered Shareholder.

To exercise Dissent Rights, a registered Shareholder must prepare a separate Notice of Dissent for himself, herself or itself, if dissenting on their own behalf, and for each other Non-Registered Shareholder who beneficially owns Foremost Shares registered in the Shareholder's name and on whose behalf the Shareholder is dissenting; and must dissent with respect to all of the Foremost Shares registered in their name or if dissenting on behalf of a Non-Registered Shareholder, with respect to all of the Foremost Shares registered in their name and beneficially owned by the Non-Registered Shareholder on whose behalf the Shareholder is dissenting. The Notice of Dissent must set out the number and class of shares (being the Foremost Shares) in respect of which the Dissent Rights are being exercised (the "Notice Shares") and: (a) if such Foremost Shares constitute all of the Foremost Shares of which the Shareholder is the registered and beneficial owner and the Shareholder owns no other Foremost Shares beneficially, a statement to that effect; (b) if such Foremost Shares constitute all of the Foremost Shares of which the Shareholder is both the registered and beneficial owner, but the Shareholder owns additional Foremost Shares beneficially, a statement to that effect and the names of the registered Shareholders, the number of Foremost Shares held by each such registered Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Foremost Shares; or (c) if the Dissent Rights are being exercised by a registered Shareholder who is not the beneficial owner of such Foremost Shares, a statement to that effect and the name of the Non-Registered Shareholder and a statement that the registered Shareholder is dissenting with respect to all Foremost Shares of the Non-Registered Shareholder registered in such registered holder's name.

If the Arrangement Resolution is approved by Shareholders, and Foremost notifies a registered Shareholder of Notice Shares of Foremost's intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, in order to exercise Dissent Rights such Shareholder must, within one month after Foremost gives such notice, send to Foremost a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given Notice of Dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Shareholder on behalf of a Non-Registered Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Shareholder becomes a Dissenting Shareholder, and is bound to sell and Foremost is bound to purchase those Foremost Shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, Plan or Arrangement or any other order of the court. A vote against the Arrangement Resolution, an abstention, or the execution of a proxy to vote against the Arrangement Resolution, does not constitute a Dissent Notice.

Dissenting Shareholders who are:

(a)

ultimately entitled to be paid fair value for their Foremost Shares, will be entitled to be paid the fair value of such Foremost Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Foremost Shares; or

(b)

ultimately not entitled, for any reason, to be paid fair value for such Foremost Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Foremost Shares; but in no case will Foremost be required to recognize such persons as holding Foremost Shares on or after the Effective Date.

If a Dissenting Shareholder is ultimately entitled to be paid for their Dissent Shares, such Dissenting Shareholder may enter into an agreement for the fair value of such Dissent Shares. If such Dissenting Shareholder does not reach an agreement, such Dissenting Shareholder, or Foremost, may apply to the Court, and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Foremost to make an application to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the Foremost Shares had as of the close of business on the day before the Effective Date. After a determination of the fair value of the Dissent Shares, Foremost must then promptly pay that amount to the Dissenting Shareholder.

In no case will Foremost, the Depositary or any other person be required to recognize Dissenting Shareholders as Shareholders after the Effective Time, and the names of such Dissenting Shareholders will be deleted from the central securities register as Shareholders at the Effective Time.

In no circumstances will Foremost or any other person be required to recognize a person as a Dissenting Shareholder: (i) unless such person is the holder of the Foremost Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (ii) if such person has voted or instructed a proxyholder to vote such Notice Shares in favour of the Arrangement Resolution; or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, Plan or Arrangement or any other order of the court, and does not withdraw such Notice of Dissent prior to the Effective Time.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with Foremost's written consent. If any of these events occur, Foremost must return the share certificates or DRS Statements representing the Foremost Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

If you dissent, there can be no assurance that the amount you receive as fair value for your Foremost Shares will be more than or equal to the consideration under the Arrangement.

Each Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and Sections 237 to 247 of the BCBCA, which are attached to this Circular as Schedules "G" and "I", respectively, and seek their own legal advice.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of Foremost and Spinco to complete the Arrangement that, on or before the Effective Date, holders of not more than an aggregate of five percent (5%) of the issued and outstanding Foremost Shares shall have exercised Dissent Rights. If the number of outstanding Foremost Shares in respect of which Dissent Rights have been exercised exceeds five percent (5%), the Arrangement will not proceed unless Foremost waives such condition.

The above is only a summary of the Arrangement Dissent Procedures which are technical and complex. If you are a registered Shareholder and wish to exercise your Dissent Rights, you should seek your own legal advice as failure to strictly comply with the Arrangement Dissent Procedures, will result in the loss of your Dissent Rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders" and "Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders".

CERTAIN SECURITIES LAW MATTERS

The following discussion is only a general overview of certain requirements of Canadian and U.S. securities laws applicable to trades in securities of Foremost or Spinco. All holders of securities are urged to consult with their own legal counsel to ensure that any resale of their securities of Foremost or Spinco complies with applicable securities legislation.

Canadian Securities Laws

Foremost is a reporting issuer in the following jurisdictions in Canada: British Columbia, Alberta and Ontario. The Foremost Shares currently trade on the CSE in Canada. It is anticipated that following completion of the Arrangement, Spinco will be a reporting issuer in British Columbia, Alberta and Ontario. Spinco has made an application to list the Spinco Shares on the CSE. Any listing will be subject to the approval of the CSE and Spinco satisfying all of the listing requirements of the CSE. There can be no assurances that Spinco will be able to obtain such a listing on the CSE or any other stock exchange.

NI 45-102

The distribution of the Spinco Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from prospectus requirements of Canadian securities legislation. With certain exceptions, the Spinco Shares may generally be resold in each of the provinces of Canada provided the trade is not a "control distribution" (as defined in NI 45-102), no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of Spinco, the insider or officer has no reasonable grounds to believe that Spinco is in default of securities legislation.

MI 61-101

Foremost is subject to the provisions of MI 61-101 in respect of certain transactions described in this Circular, which is intended to regulate certain transactions to ensure equal treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders (excluding interested or related parties), independent valuations and, in certain circumstances, approval and oversight of the transaction by a special committee of independent directors. The protections afforded by MI 61-101 apply to, among other transactions, "business combinations" and "related party transactions" (as such terms are defined in MI 61-101).

For the purposes of MI 61-101, a "business combination" includes certain corporate transactions the result of which is that the interest of a holder of an equity security of the issuer may be terminated without the holder's consent, regardless of whether the equity security is replaced with another security. However, MI 61-101 excludes from the definition any transaction in which no person that is a "related party" of an issuer (as defined in MI 61-101), which includes directors and senior officers of Foremost would, as a consequence of the transaction, be entitled to receive a "collateral benefit" (as defined in MI 61-101) in connection therewith or consideration per equity security not identical in amount and form to the entitlement of the general body of holders in Canada.

Although holders of Foremost Shares will retain their proportionate interest in equity securities of Foremost following the completion of the Arrangement, their Foremost Shares will be replaced with Spinco Shares and New Foremost Shares as a result of the Arrangement. On that basis, the Arrangement would be a "business combination" in accordance with MI 61-101, unless "related parties" receive no collateral benefit.

Collateral benefits, for the purpose of MI 61-101, include any benefits that a related party of Foremost is entitled to receive, directly or indirectly, as a result of the Arrangement, other than benefits that are identical in amount and form to those received by securityholders generally, enhanced employee benefits resulting from participation in a group plan if similarly provided to employees of a similar nature as the related party and certain employee benefits of a de minimis nature.

MI 61-101 also excludes from the definition any "downstream transaction" for an issuer within the meaning of MI 61-101. For purposes of MI 61-101, a downstream transaction means a transaction between an issuer and a related party if at the time of the transaction the issuer controls the related party and to its knowledge no related party of the issuer (excluding wholly-owned subsidiaries thereof), own or control over 5% of the securities of the related party that is party to the transaction.

In the case of the Arrangement, the involvement of Sierra and Spinco, each related parties of Foremost, in the Arrangement would be considered a downstream transaction and therefore not a business combination for the purposes of MI 61-101. In addition, no related parties of Foremost will receive a collateral benefit in connection with the Arrangement nor receive consideration in respect of the Foremost Shares that is not identical in amount and form to the entitlement of other holders of Foremost Shares. As such, the Arrangement will not be considered a business combination for the purposes of MI 61-101.

For the purposes of MI 61-101, a "related party transaction" includes certain transactions between the issuer and a person that is a related party of the issuer at the time the transaction is agreed to, whether or not there are also other parties to the transaction, including purchases or sales of assets or securities, lending or borrowing or issuing or acquiring securities, in each case as between the issuer and a related party. The Arrangement will involve a number of issuances, transfers, cancellations and exchanges of securities as between Foremost, Sierra and Spinco and thus could be considered a related party transaction. Under MI 61-101, "related party transactions" require minority approval under Section 5.6 of MI 61-101 and, in certain circumstances, a formal valuation under Section 5.4 of MI 61-101, absent an available exemption. However, "downstream transactions" for the purposes of MI 61-101 are exempt from such minority approval and formal valuation requirements. Each of the transactions undertaken pursuant to the Arrangement which could be a related party transaction involving Foremost, Sierra and Spinco are downstream transactions for the purposes of MI 61-101, and thereby exempt.

U.S. Securities Laws

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The following discussion is a general overview of certain requirements of U.S. federal and state securities laws that may be applicable to all Shareholders and holders of Foremost Options. All holders of such securities are urged to obtain legal advice to ensure that their resale of such securities, or New Foremost Shares and Spinco Shares to be received upon exercise of the Foremost Replacement Options and Spinco Options, respectively, complies with applicable U.S. securities laws.

Holders of New Foremost Shares, Spinco Shares, Foremost Replacement Options and Spinco Options who resell such securities must also comply with Canadian securities laws, as outlined above.

The New Foremost Shares and Spinco Shares issued to Shareholders and Foremost Replacement Options and Spinco Options issued to holders of Foremost Options, in each case pursuant to the Arrangement, will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and will be issued and distributed in reliance upon the exemption from registration under the U.S. Securities Act provided by the Section 3(a)(10) Exemption thereof and available exemptions from applicable state registration requirements. The Section 3(a)(10) Exemption provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for one (1) or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court or authorized governmental entity expressly authorized by law to grant such approval after a hearing upon the substantive and procedural fairness of the terms and conditions of the issuance and exchange at which all persons to whom it is proposed to issue the securities will have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on November 12, 2024 and, subject to the approval of the Arrangement by the Shareholders at the Meeting, it is expected that a hearing for the Final Order of the Arrangement will be held on January 10, 2025 at 9:45 a.m. (Pacific Time), or as soon thereafter as counsel may be heard, at the Law Courts, 800 Smithe Street, Vancouver, BC. All Shareholders are entitled to appear and be heard at this hearing. The Final Order, if granted, will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption thereof with respect to the New Foremost Shares, the Spinco Shares, the Foremost Replacement Options and the Spinco Options to be issued pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

The New Foremost Shares and the Spinco Shares issued to Shareholders and the Foremost Replacement Options and Spinco Options issued to holders of Foremost Options, in each case pursuant to the Arrangement, will be freely tradable under the U.S. Securities Act, except by persons who are "affiliates" of Foremost or Spinco after the Arrangement or were affiliates of Foremost or Spinco within ninety (90) days prior to completion of the Arrangement. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that directly or indirectly through one or more intermediaries control, are controlled by, or are under common control with, the issuer, whether through ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such securities by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to and in accordance with Regulation S under the U.S. Securities Act. Such securities may also be resold in transactions completed in accordance with Rule 144 under the U.S. Securities Act, if available.

The foregoing discussion is only a general overview of certain requirements of the U.S. Securities Act applicable to the resale of the securities issued to Shareholders and holders of Foremost Options pursuant to the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

The exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of the Foremost Replacement Options or the Spinco Options. As a result, the New Foremost Shares and Spinco Shares issuable upon exercise of the Foremost Replacement Options and the Spinco Options, respectively, after the completion of the Arrangement may not be issued in reliance upon the Section 3(a)(10) Exemption, and the Foremost Replacement Options and the Spinco Options may only be exercised pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States or pursuant to a registration statement under the U.S. Securities Act. Prior to the issuance of any New Foremost Shares or Spinco Shares pursuant to any such exercise of Foremost Replacement Options or Spinco Options, as applicable, after the completion of the Arrangement, if any, Foremost or Spinco, as applicable, may require evidence (which may include an opinion of counsel of recognized standing) reasonably satisfactory to Foremost or Spinco, as applicable, to the effect that the issuance of such Foremost Shares or Spinco Shares, as applicable does not require registration under the U.S. Securities Act or applicable state securities laws.

New Foremost Shares and Spinco Shares received upon exercise of the Foremost Replacement Options and Spinco Options, respectively, after the closing of the Arrangement, if any, by holders in the United States will be "restricted securities", as such term is defined in Rule 144(a)(3) under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available. Subject to certain limitations as noted above, any New Foremost Shares and Spinco Shares issuable upon the exercise of Foremost Replacement Options and Spinco Options, respectively, may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S in an "offshore transaction" (as such term is defined in Regulation S).

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, in general, starting January 1, 2021, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules. Under the SEC Modernization Rules, the definitions of "proven mineral reserves" and "probable mineral reserves" have been amended to be substantially similar to the corresponding CIM Standards and the SEC has added definitions to recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" which are also substantially similar to the corresponding CIM Standards; however there are differences in the definitions and standards under the SEC Modernization Rules and the CIM Standards and therefore there is no assurance that the Company's mineral reserve and mineral resource estimates under CIM Standards would be the same if the Company reported under the SEC Modernization Rules.

As such, certain information contained in this Circular or in the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Foremost or Spinco.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

THE TAX CONSEQUENCES OF THE ARRANGEMENT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS. ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

The following summarizes certain Canadian federal income tax considerations under the Tax Act generally applicable to Shareholders in respect of the disposition of Foremost Shares pursuant to the Arrangement, and the acquisition, holding, and disposition of New Foremost Shares and Spinco Shares acquired pursuant to the Arrangement.

This summary applies only to Shareholders who, for purposes of the Tax Act, (i) are beneficial owners of their Foremost Shares, and will acquire and beneficially own their Foremost Class A Common Shares, New Foremost Shares and Spinco Shares, solely as capital property, and (ii) deal at arm's length with and are not affiliated with either of Foremost or Spinco (each such Shareholder, a "Holder").

Generally, Foremost Shares, Foremost Class A Common Shares, New Foremost Shares and Spinco Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Foremost Shares, Foremost Class A Common Shares, New Foremost Shares or Spinco Shares, as the case may be, in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder that:

(a)	is a "financial institution" for the purposes of the mark-to-market rules in the Tax Act or a "specified financial institution" as defined in the Tax Act;

(b)	is a person or partnership an interest in which is a "tax shelter investment" for purposes of the Tax Act;

(c)	has elected to report its Canadian federal income tax results in a currency other than Canadian currency;

(d)

has entered into or will enter into a "derivative forward agreement", a "synthetic disposition arrangement" a "dividend rental arrangement", or a "synthetic equity arrangement" as those terms are or are proposed to be defined in the Tax Act;

(e)	that is a partnership or that beneficially owns their Foremost Shares through a partnership for Canadian tax purposes;

(f)	has acquired Foremost Shares, or will acquire New Foremost Shares or Spinco Shares, on the exercise of a Foremost Replacement Option;

(g)	that is exempt from Part 1 of the Tax Act; or

(h)	is otherwise a Holder of special status or in special circumstances.

All such Holders should consult their own tax advisors with respect to the consequences of the Arrangement.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada or a corporation that does not deal at arm's length, for purposes of the Tax Act, with a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events, controlled by a non-resident person or group of non-resident persons that do not deal with each other at arm's length for purposes of the "foreign affiliate dumping" rules in Section 212.3 of the Tax Act. Such Holders should consult their tax advisors.

In addition, this summary does not address the income tax considerations to holders of Foremost Options.

The summary assumes that: (i) the redesignation of Foremost Shares as Foremost Class A Common shares and the amendment of the terms of such shares to increase the number of votes that may be cast, as contemplated by the Plan of Arrangement, will not, in and of itself, result in Holders being deemed to have disposed of their Foremost Shares for the purposes of the Tax Act (for purposes of this summary, Foremost Class A Common Shares are hereafter referred to as "Foremost Shares"), and (ii) the Share Exchange (as defined below) will be considered to occur "in the course of a reorganization of capital" of Foremost such that Section 86 of the Tax Act will apply in respect of the Share Exchange. No tax ruling or legal opinion has been sought or obtained in this regard, or with respect to any of the assumptions made throughout this summary of Certain Canadian Federal Income Tax Considerations, and the summary below is qualified accordingly.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), and our understanding of the current published administrative practices and assessing policies of the CRA. This summary takes into account all specific proposals to amend the Tax Act and Regulations (the "Proposed Amendments") announced by the Minister of Finance (Canada) prior to the date hereof. It is assumed that the Proposed Amendments will be enacted as currently proposed and that there will be no other change in law or administrative practices or assessing policies, whether by legislative, governmental, or judicial action or decision, although no assurance can be given in these respects. This summary does not take into account provincial, territorial or foreign income tax considerations, which may differ materially from the Canadian federal income tax considerations discussed below.

This summary assumes that Foremost will not make any joint election with any Holder under Section 85 of the Tax Act in respect of the exchange of Foremost Shares for New Foremost Shares and Spinco Shares pursuant to the Arrangement.

This summary is of a general nature only and is not and should not be construed as legal or tax advice to any particular person (including a Holder as defined above). Each person who may be affected by the Arrangement should consult the person's own tax advisors with respect to the person's particular circumstances.

Holders Resident in Canada

This portion of this summary applies only to Holders who are or are deemed to be resident solely in Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (each, a "Resident Holder").

A Resident Holder whose Foremost Shares, Foremost Class A Common Shares, New Foremost Shares or Spinco Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem such shares, and every other "Canadian security" (as defined in the Tax Act), held by such person, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders contemplating making such an election should consult their own tax advisors as to whether such election is available and/or in the Resident Holder's particular circumstances.

Exchange of Foremost Shares for New Foremost Shares and Spinco Shares

The exchange of Foremost Shares for New Foremost Shares and Spinco Shares pursuant to the Arrangement is intended to qualify as a tax-deferred reorganization of capital under Section 86 of the Tax Act. A Resident Holder who exchanges Foremost Shares for New Foremost Shares and Spinco Shares pursuant to the Arrangement (the "Share Exchange") will be deemed to disposed of their Foremost Shares and will be deemed to have received a taxable dividend equal to the amount, if any, by which the fair market value of the Spinco Shares distributed to the Resident Holder pursuant to the Share Exchange at the time of the Share Exchange exceeds the "paid-up capital" (as defined in the Tax Act) ("PUC") of the Resident Holder's Foremost Shares determined at that time. Any such taxable dividend will be taxable as described below under "Holders Resident in Canada ‒ Taxation of Dividends – New Foremost Shares and Spinco Shares". However, Foremost expects that the fair market value of all Spinco Shares distributed pursuant to the Share Exchange under the Arrangement will not exceed the PUC of the Foremost Shares. Accordingly, Foremost does not expect that any Resident Holder will be deemed to receive a taxable dividend on the Share Exchange.

A Resident Holder who exchanges Foremost Shares for New Foremost Shares and Spinco Shares on the Share Exchange will realize a capital gain equal to the amount, if any, by which the fair market value of those Spinco Shares at the effective time of the Share Exchange, less the amount of any taxable dividend deemed to be received by the Resident Holder as described in the preceding paragraph, exceeds the "adjusted cost base" (as defined in the Tax Act) ("ACB") of the Resident Holder's Foremost Shares determined immediately before the Share Exchange. Any capital gain so realized will be taxable as described below under "Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada ‒ Taxation of Capital Gains and Capital Losses".

The Resident Holder will acquire the Spinco Shares received on the Share Exchange at a cost equal to their fair market value as at the effective time of the Share Exchange, and the New Foremost Shares received on the Share Exchange at a cost equal to the amount, if any, by which the ACB of the Resident Holder's Foremost Shares immediately before the Share Exchange exceeds the fair market value of the Spinco Shares as at the effective time of the Share Exchange.

Disposition of New Foremost Shares or Spinco Shares after the Arrangement

A Resident Holder who disposes or is deemed to dispose of a New Foremost Share or Spinco Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition therefor are greater (or less) than the ACB of such share to the Resident Holder, immediately before the disposition or deemed disposition, less reasonable costs of disposition. Any such capital gain or capital loss will be subject to the treatment generally described below under "Holders Resident in Canada – Taxation of Capital Gains and Capital Losses".

Taxation of Dividends – New Foremost Shares and Spinco Shares

A Resident Holder who is an individual (other than certain trusts) and receives or is deemed to receive a taxable dividend in a taxation year on the Holder's New Foremost Shares or Spinco Shares will be required to include the amount of the dividend in income for the year, subject to the dividend gross-up and tax credit rules applicable to taxable dividends received by a Canadian resident individual from a taxable Canadian corporation, including the enhanced dividend gross-up and tax credit that may be applicable if and to the extent that Foremost or Spinco designates the taxable dividend to be an "eligible dividend" in accordance with the Tax Act. There may be limitations on the ability of either Foremost nor Spinco to designate dividends as "eligible dividends" and neither Foremost nor Spinco has made commitments in this regard. Dividends received by an individual may also give rise to minimum tax.

A Resident Holder that is a corporation and receives or is deemed to receive a taxable dividend in a taxation year on its New Foremost Shares or Spinco Shares must include the amount in its income for the year, but generally will be entitled to deduct an equivalent amount from its taxable income, subject to all restrictions under the Tax Act and the Proposed Amendments. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

A Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) may also be liable under Part IV of the Tax Act to pay a special tax (refundable in certain circumstances) on any such dividends to the extent that the dividend is deductible in computing the corporation's taxable income.

Taxation of Capital Gains and Capital Losses

A Resident Holder who realizes a capital gain or capital loss in a taxation year on the actual or deemed disposition of a share, including a Foremost Share, New Foremost Share or Spinco Share, generally will be required to include any such capital gain multiplied by the capital gains inclusion rate in effect at the applicable time (a "taxable capital gain") in the Resident Holder's income for the year, and entitled to deduct any such capital loss multiplied by the capital gains inclusion rate in effect at the applicable time (an "allowable capital loss") against taxable capital gains realized in the year and, to the extent not so deductible, in any of the three preceding taxation years or any subsequent taxation year, to the extent and in the circumstances specified in the Tax Act.

Pursuant to Proposed Amendments released as draft legislation on August 12, 2024 (the "2024 Capital Gains Proposals") the capital gains inclusion rate will be increased from one-half to two-thirds for capital gains and capital losses realized on or after June 25, 2024. Capital gains and capital losses for a particular taxation year of a Resident Holder that is an individual (other than certain trusts) in which the increased rate applies will be subject to certain adjustments which are intended to effectively reduce the Resident Holder's net inclusion rate to the original one-half for up to $250,000 of net capital gains realized (or deemed to be realized) by the individual Resident Holder in that taxation year that are not offset by net capital losses carried back or forward from another taxation year.

The 2024 Capital Gains Proposals also provide for transitional rules for the 2024 taxation year in respect of capital gains and losses derived by a Resident Holder during the period from January 1, 2024 to June 24, 2024 and during the period commencing on June 25, 2024, and other consequential amendments. This summary only generally describes and is not exhaustive of all possible Canadian federal income tax considerations arising from the 2024 Capital Gains Proposals, including the transitional proposals. Accordingly, Resident Holders consult their own tax advisors regarding the implications of the 2024 Capital Gains Proposals with respect to their particular circumstances.

The amount of any capital loss realized by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the share (or on a share substituted therefor) to the extent and in the circumstances described in the Tax Act. Similar rules may apply where the Resident Holder that is a corporation is a member or beneficiary of a partnership or trust that held the share, or where a partnership or trust of which the Resident Holder that is a corporation is a member or beneficiary is itself a member of a partnership or a beneficiary of a trust that held the share. Affected Resident Holders should consult their own tax advisors in this regard.

Additional Refundable Tax on Certain Corporations

A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) throughout the relevant taxation year or that is a "substantive CCPC" (as defined in the Tax Act) at any time in the relevant taxation year, may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income", which includes amounts in respect of net taxable capital gains.

Minimum Tax

Under the Tax Act, an alternative minimum tax is payable by an individual and certain specified trusts equal to the amount by which the alternative minimum tax exceeds the tax otherwise payable by such Resident Holder in a taxation year. In calculating adjusted taxable income for the purposes of determining minimum tax, certain deductions and credits otherwise available (including the dividend tax credit), are disallowed and certain amounts not otherwise taxable are included in income. In calculating adjusted taxable income, 100% of net capital gains are included 30% of any capital gain on the disposition of certain property to qualified donees, including publicly listed securities). In computing adjusted taxable income, a $173,205 exemption is provided for 2024. The federal rate of alternative minimum tax applied to adjusted taxable income is 20.5%. Whether and to what extent the tax liability of a particular Resident Holder will be increased by the alternative minimum tax will depend upon the amount of such Resident Holder's income, the sources from which it is derived and the nature and amounts of any deductions that such Resident Holder claims. Any additional tax payable for a year from the application of the alternative minimum tax provisions is recoverable in subsequent years to the extent that tax otherwise determined exceeds the alternative minimum tax for any of the following seven (7) taxation years. Resident Holders should consult their own tax advisors with respect to the potential alternative minimum tax consequences to them having regard to their own particular tax circumstances.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a "Dissenting Resident Holder") and who consequently transfers or is deemed to transfer Foremost Shares to Foremost for payment by Foremost will be deemed to receive a taxable dividend in the taxation year of payment equal to the amount, if any, by which the payment (excluding interest) exceeds the PUC of the Dissenting Resident Holder's Foremost Shares determined immediately before their surrender to Foremost pursuant to the Arrangement. Any such taxable dividend will be taxable as described above under "Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Dividends – Foremost Shares and New Foremost Shares".

The Dissenting Resident Holder will be considered to have disposed of such Foremost Shares for proceeds of disposition equal to the payment received (other than that portion that is in respect of interest), less any such deemed taxable dividend arising on the surrender of such Foremost Shares as described above. The Dissenting Resident Holder will, in general, realize a capital gain (or a capital loss) equal to the amount by which such process of disposition, net of any reasonable costs of disposition, exceeds (is exceeded by) the ACB of the Dissenting Resident Holder's Foremost Shares determined immediately before the surrender of such Foremost Shares pursuant to the Arrangement. Any such capital gain or loss will generally be taxable or deductible as described above under " Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses".

The Dissenting Resident Holder will be required to include any portion of the payment that is on account of interest in income in the year received for purposes of the Tax Act.

Dissenting Resident Holders should consult their own tax advisors.

Eligibility for Investment – New Foremost Shares and Spinco Shares

New Foremost Shares

Subject to the provisions of any particular plan, based on the provisions of the Tax Act and Regulations in force as of the date hereof, a New Foremost Share will be a "qualified investment" for a trust governed by an RRSP, a RRIF, an FHSA, an RESP, an RDSP or a TFSA as those terms are defined in the Tax Act (collectively, "Registered Plans") or a deferred profit sharing plan at any time at which the New Foremost Shares are listed on a "designated stock exchange" as defined in the Tax Act (which includes the CSE), or Foremost is a "public corporation" as defined in the Tax Act.

Foremost generally will be "public corporation" for purposes of the Tax Act at a particular time if, at the particular time, it is a resident of Canada and (i) a class of shares of the capital stock of Foremost is listed on a "designated stock exchange" in Canada, or (ii) prior to the particular time Foremost qualified as a "public corporation", and since that prior time it has not elected to cease to be a "public corporation" nor has the Minister of National Revenue designated it not to be a "public corporation" in accordance with the provisions of the Tax Act.

Spinco Shares

A Spinco Share will not be a qualified investment for a Registered Plan from the date of issuance unless the Spinco Shares are listed on a "designated stock exchange" on or before its filing due date for its first taxation year and Spinco validly elects to be a "public corporation" for purposes of the Tax Act from the commence of its first taxation year. There can be no assurance as to if, or when, the Spinco Shares will be listed or traded on any stock exchange and, therefore, no assurance Spinco will be able to make the election to be a public corporation. Should the Spinco Shares be distributed to or otherwise acquired by a Registered Plan other than as "qualified investments", adverse tax consequences not described in this summary should be expected to arise for the Registered Plan and the annuitant thereunder. Resident Holders that hold Foremost Shares and will or may hold Spinco Shares within a Registered Plan should consult with their own tax advisors in this regard.

Notwithstanding that the New Foremost Shares and/or Spinco Shares may be qualified investments at a particular time, the holder, annuitant or subscriber in respect of a Registered Plan, as applicable, will be subject to a penalty tax in respect of a New Foremost Share or a Spinco Share held in such Registered Plan, as applicable, if the share is a "prohibited investment" under the Tax Act. A New Foremost Share generally will not be a prohibited investment for a Registered Plan of a holder, annuitant or subscriber thereof, as applicable, provided that (i) the holder, annuitant or subscriber of the account does not have a "significant interest" within the meaning of the Tax Act in Foremost or Spinco, as applicable, and (ii) Foremost or Spinco, as applicable, deals at arm's length with the holder, annuitant or subscriber for the purposes of the Tax Act. In addition, a New Foremost Share or Spinco Share will not be a prohibited investment if such shares are "excluded property" as defined in the Tax Act for a Registered Plan. Shareholders should consult their own tax advisers to ensure that the New Foremost Shares and Spinco Shares would not be a prohibited investment for a trust governed by a Registered Plan in their particular circumstances.

Holders Not Resident in Canada

This portion of this summary applies only to Holders each of whom at all material times for the purposes of the Tax Act and any applicable tax treaty or convention, (i) is not resident or deemed to be resident in Canada, and (ii) does not and will not use or hold, and is not deemed to use or hold, Foremost Shares, New Foremost Shares, or Spinco Shares in connection with carrying on a business in Canada (each, a "Non- Resident Holder").

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere, or that is an "authorized foreign bank" as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisers with respect to the Arrangement.

Exchange of Foremost Shares for New Foremost Shares and Spinco Shares

The discussion of the tax consequences of the Share Exchange for Resident Holders under the heading " Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada ‒ Exchange of Foremost Shares for New Foremost Shares and Spinco Shares" generally will also apply to Non-Resident Holders in respect of the Share Exchange. The general taxation rules applicable to Non-Resident Holders in respect of a deemed taxable dividend or capital gain arising on the Share Exchange are discussed below under the headings "Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Taxation of Dividends – New Foremost Shares and Spinco Shares" and "Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Taxation of Capital Gains and Capital Losses" respectively.

The ACB to a Non-Resident Holder of the New Foremost Shares and Spinco Shares acquired on the Share Exchange will be computed in the same manner as described above with respect to a Resident Holder under " Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Foremost Shares for New Foremost Shares and Spinco Shares".

Taxation of Dividends – New Foremost Shares and Spinco Shares

A Non-Resident Holder to whom Foremost or Spinco pays or credits (or is deemed to pay or credit) an amount as a dividend in respect of the Arrangement (if at all), or otherwise in respect of the Non-Resident Holder's New Foremost Shares or Spinco Shares, will be subject to Canadian withholding tax equal to twenty-five (25%) (or such lower rate as may be available under an applicable income tax convention, if any, subject to the application of, and provisions of, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit shifting ("MLI") of the gross amount of the dividend.

For example, in the case of a Non-Resident Holder who is a resident of the United States for the purposes of the Canada-U.S. Tax Act Convention (1980), as amended (the "Treaty"), who is the beneficial owner of the dividend, and who qualifies for full benefits of the Treaty (a "U.S. Treaty Holder"), the applicable rate of such withholding tax will be reduced to fifteen percent (15%) (or five percent (5%)) of the amount of such dividends received by a U.S. Treaty Holder that is a company that beneficially owns at least ten percent (10%) of the voting stock of Foremost or Spinco, as applicable).

Taxation of Capital Gains and Capital Losses

A Non-Resident Holder will generally not be subject to Canadian federal income tax in respect of any capital gain, or be entitled to deduct any capital loss, arising on an actual or deemed disposition of a Foremost Share, New Foremost Share or Spinco Share unless, at the time of disposition, the share is (or is deemed to be) "taxable Canadian property" as defined in the Tax Act, and is not "treaty-protected property" as defined in the Tax Act and by virtue of an applicable income tax treaty or convention to which Canada is a signatory.

Generally, a Foremost Share, New Foremost Share or Spinco Share, as applicable, of the Non-Resident Holder will not be taxable Canadian property of the Non-Resident Holder at any time at which the share is listed on a "designated stock exchange" (which includes the CSE) unless, at any time during the 60 months immediately preceding the disposition of the share:

(a)

the Non-Resident Holder, one or more persons with whom the Non-Resident Holder did not deal at arm's length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm's length held membership interests (directly or indirectly), or any combination of the foregoing, owned twenty-five percent (25%) or more of the issued shares of any class of the capital stock of Foremost or Spinco, as applicable; and

(b)

the share derived more than fifty percent (50%) of its fair market value directly or indirectly from, or from any combination of, real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (as those terms are defined in the Tax Act), or any interest, rights or options in or in respect of any of the foregoing.

Shares may also be deemed to be "taxable Canadian property" under other provisions of the Tax Act (generally where such shares have been acquired on a tax-deferred rollover basis in exchange for another share or shares that constituted "taxable Canadian property" at the time of such exchange). Non-Resident Holders should consult their own tax advisors in this regard.

A Non-Resident Holder who disposes or is deemed to dispose of a Foremost Share, New Foremost Share or Spinco Share that, at the time of disposition, is or is deemed to be taxable Canadian property and is not treaty-protected property or otherwise eligible for relief pursuant to an applicable income tax treaty or convention, will realize a capital gain (or capital loss) equal to the amount, if any, by which the Non- Resident Holder's proceeds of disposition of the share exceeds (or is exceeded by) the Non-Resident Holder's ACB in the share immediately before the disposition and reasonable costs of disposition. Such Non-Resident Holders will generally be subject to the same Canadian income tax consequences for a Resident Holder discussed above under the heading "Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada ‒ Taxation of Capital Gains and Capital Losses".

Non-Resident Holders who may hold shares as "taxable Canadian property" should consult their own tax advisors in this regard.

Dissenting Non-Resident Holders

The discussion above applicable to Resident Holders under the heading "Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders" will generally also apply to a Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement. In general terms, the Non-Resident Holder will be subject to Canadian federal income tax in respect of any deemed taxable dividend arising as a consequence of the exercise of Dissent Rights generally as discussed above under the heading "Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Taxation of Dividends – Foremost Shares and New Foremost Shares" and subject to the Canadian federal income tax treatment in respect of any capital gain or loss arising as a consequence of the exercise of Dissent Rights generally as discussed above under the heading "Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Taxation of Capital Gains and Capital Losses".

A Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement will generally not be subject to tax under the Tax Act on any capital gain, or be entitled to deduct any capital loss, realized on the disposition of its Foremost Shares unless such Foremost Shares are "taxable Canadian property" of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention, as discussed above under the heading "Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Taxation of Capital Gains and Capital Losses".

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes certain United States federal income tax considerations under the U.S. Tax Code generally applicable to Shareholders that are U.S. Holders in respect of the acquisition, holding, and disposition of Spinco Shares acquired pursuant to the Arrangement.

This discussion is based upon the provisions of the U.S. Tax Code, existing final and temporary regulations promulgated thereunder (the "Treasury Regulations"), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the U.S. federal income tax consequences to vary substantially from those described below.

Foremost and Spinco have not requested and will not request a ruling from the Internal Revenue Service ("IRS") with respect to any of the U.S. federal income tax consequences described below. Foremost and Spinco have not requested and will not request an opinion of counsel with respect to any of the U.S. federal income tax consequences described below. The IRS may disagree with and challenge any of the conclusions reached herein.

This discussion applies only to U.S. Holders (as defined below) that own Foremost Shares and will own Spinco Shares as "capital assets" within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment), and does not comment on all aspects of U.S. federal income taxation that may be important to certain U.S. Holders in light of their particular circumstances, such as U.S. Holders subject to special tax rules (e.g., banks and other financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, regulated investment companies, real estate investment trusts, traders that elect to mark-to-market their securities, certain expatriates or former long-term residents of the United States, personal holding companies, "S" corporations, U.S. expatriates, tax-exempt organizations, tax-qualified retirement plans, persons that own directly, indirectly, or constructively ten percent (10%) or more of Foremost's voting stock or will own ten percent (10%) or more of Spinco's voting stock, persons who are subject to alternative minimum tax, persons who hold Foremost Shares as a position in a "straddle" or as part of a "hedging," "conversion" or "integrated" transaction, persons that have a functional currency other than the U.S. dollar, controlled foreign corporations, passive foreign investment companies, or persons who acquired Foremost Shares through the exercise of Foremost Options or otherwise as compensation for services). If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a Shareholder, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships or partners in a partnership holding Foremost Shares are urged to consult their own tax advisors regarding the tax consequences of the Arrangement.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ARRANGEMENT. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND NON- U.S. INCOME AND OTHER TAX LAWS) OF THE ARRANGEMENT.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Foremost Shares that is: (i) a U.S. citizen or U.S. resident alien as determined for U.S. federal income tax purposes, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Taxation Regimes

Different U.S. federal tax regimes may apply to the distribution of Spinco Shares and to the sale, exchange or other disposition of Spinco Shares as well as Foremost Shares due to certain elections a U.S. Holder may make to minimize tax on Foremost distributions. The applicable regime with respect to the distribution will depend on the classification of Foremost while the applicable regime with respect to the sale, exchange or other disposition of shares in either corporation will depend on the classification of the corporation at the time of sale.

Foremost was classified as a "passive foreign investment company" or "PFIC" for its taxable years ending March 31, 2021, 2022, and 2023, and it may be a PFIC for its taxable year ending March 31, 2024. If Foremost is a PFIC in any taxable year during which a U.S. Holder holds its shares, the U.S. Holder's Foremost Shares will be considered shares of a PFIC ("PFIC Shares") even in subsequent years Foremost is no longer a PFIC. The PFIC taint can be avoided if the U.S. Holder makes a timely "qualified electing fund" ("QEF") election or "mark-to-market" ("MTM") election. The same is true with respect to Spinco which may also be a PFIC for its taxable year ending March 31, 2024.

Generally, a U.S. Holder who held Foremost Shares before December 1, 2022, and who did not make (or does not make) a timely QEF election or MTM election, will be subject to tax under the "excess distribution regime" described below under the heading "Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Tax Considerations – Excess Distribution Regime".

The excess distribution regime is intended to be a punitive tax regime and can impose a heavy tax burden on a U.S. Holder. A U.S. Holder who made a timely QEF election or timely MTM election (or who will make such an election in a timely filed tax return for 2021 or 2022) should avoid taxation under the excess distribution regime and be subject to U.S. federal tax under the elected regime. These regimes are also described below under the headings "Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Tax Considerations – Passive Foreign Investment Company Tax Considerations – Qualified Electing Fund Regime" and "Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Tax Considerations– Mark-to-Market Regime". A U.S. Holder who acquired its Foremost shares after March 31, 2023, will also be subject to tax under the excess distribution regime if Foremost is a PFIC for its taxable year ending March 31, 2024, and the U.S. Holder fails to make a timely QEF election or MTM election. If Foremost is not a PFIC for its taxable year ending March 31, 2024, the U.S. Holder will be taxed under the general tax regime for 2023, described below under the heading "Passive Foreign Investment Company Tax Considerations – General Taxation Regime", but the holder could become subject to tax under one of the other regimes in the future if Foremost is a PFIC in the future.

A U.S. Holder of Spinco Shares will also be taxed under the excess distribution regime if Spinco is a PFIC for its taxable year ending March 31, 2024, unless the U.S. Holder makes a timely QEF election or MTM election to be taxed under the elected regime. If Spinco is not a PFIC for its taxable year ending March 31, 2024, then a U.S. Holder should be taxed under the general tax regime for 2023 which is also described below, but the holder could become subject to tax under one of the other regimes in the future if Spinco becomes a PFIC in the future.

Passive Foreign Investment Company Tax Considerations

In general, a foreign corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) at least 75% of its gross income is "passive income" (the "PFIC income test"), or (ii) at least 50% of the value of its assets, determined as an average of quarter end values, are assets that produce, or are held for the production of, passive income (the "PFIC asset test"). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that give rise to passive income or no income. Assets that produce or are held for the production of passive income generally include cash (subject to a very limited exception for working capital), marketable securities, and other assets that may produce passive income or no income. Generally, in determining whether a foreign corporation is a PFIC, a proportionate share of the gross income and assets of each corporation in which the foreign corporation owns, directly or indirectly, at least a twenty-five percent (25%) interest (by value) are taken into account.

Based on the tests outline above, Foremost has determined that it was a PFIC for its taxable years ending March 31, 2021, 2022 and 2023. Although PFIC status is determined on an annual basis and generally cannot be determined with certainty until the end of the taxable year, based on the nature of Foremost's and Spinco's current and expected income and the current and expected value and composition of their assets, Foremost believes that it and Spinco may be PFICs for their taxable years ending March 31, 2024. Even if Foremost and Spinco determine that they are not PFICs for their taxable years ending March 31, 2024, or any other years, there can be no assurance that the IRS will agree with these determinations and that the IRS will not successfully challenge one or more of those determinations.

Excess Distribution Regime

If Foremost Shares held by a U.S. Holder are PFIC Shares, the U.S. Holder will be liable for additional taxes and interest charges on any "excess distribution" received with respect to those shares. An excess distribution for this purpose would include (i) cash and the value of other property distributed on those shares that exceeds 125% of the average annual distributions paid on the shares in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for the shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of the shares. The amount of the distribution that does not exceed the 125% threshold is taxed under the rules applicable to distributions generally which are described below under the heading "Certain United States Federal Income Tax Considerations – General Taxation Regime". Tax on the excess distribution is determined by allocating the excess distribution ratably to each day the U.S. Holder held the applicable shares. The amount allocated to the current taxable year and any year prior to the first taxable year in which the corporation was a PFIC in the U.S. Holder's holding period, would be taxed as ordinary income arising in the current taxable year. Tax would be calculated on the amount allocated to other taxable years at the highest marginal ordinary income tax rate in effect for the U.S. Holder for each such taxable year, and an interest charge, that generally applicable to an underpayment of tax, would be added to the tax. The excess distribution is treated as foreign source passive income for foreign tax credit purposes. Creditable foreign taxes allocable to the excess distribution are allocated following the general allocation rules used to allocate the excess distribution. The credit is calculated for each year and the excess distribution tax reduced, but not below zero (0), by the amount of the credit allowed for each year.

(a)

Distribution. Foremost has made no distributions with respect to its stock in prior years. As a consequence, the distribution of the Spinco Shares to a U.S. Holder whose Foremost Shares are PFIC Shares, would result in the holder realizing an excess distribution equal to the fair market value of the Spinco Shares at the time of the distribution. The excess distribution would be allocated ratably to each day the U.S. Holder held the shares. The amount, if any, allocated to years before Foremost was a PFIC would be added to the amount allocated to the current year and included in the taxpayer's gross income as ordinary income. Tax would be calculated on the amounts allocated to each other year at the highest marginal rate on ordinary income for each such year, an interest charge added to the tax and the tax reduced by the amount of any credit allowed for Canadian withholding tax imposed on the excess distribution. A U.S. Holder should take a tax basis in its Spinco shares equal to their fair market value on the date of distribution. The U.S. Holder's holding period for the Spinco shares should begin on the Effective Date.

(b)

Sale, Exchange or Other Disposition. A U.S. Holder generally will recognize gain for U.S. federal income tax purposes upon the sale, exchange or other disposition of Foremost Shares and Spinco Shares equal to the excess of the amount realized (i.e., the amount of cash plus the fair market value of any property received) and the U.S. Holder's adjusted tax basis in such shares. Because the shares sold will be PFIC Shares the gain, if any, will be an excess distribution and subject to U.S. federal income tax under the excess distribution regime. Losses on the sale of Foremost Shares and Spinco Shares that are PFIC Shares generally are not deductible.

(c)

Purging of PFIC Taint. If Foremost is a PFIC for any year during which a U.S. Holder holds its shares, it must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds its shares, unless it ceases to meet the requirements for PFIC status, (i.e., it no longer meets the PFIC income or PFIC asset tests) and the U.S. Holder makes a "deemed sale" election with respect to its Foremost shares. If the election is made, the U.S. Holder will be deemed to sell its Foremost shares at their fair market value on the last day of the last taxable year in which Foremost qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder's shares would not be treated as shares of a PFIC unless Foremost subsequently becomes a PFIC.

(d)

Lower Tier PFICs. If Foremost is a PFIC for any taxable year during which a U.S. Holder holds its shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower- tier PFIC), the U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and will be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain realized from the disposition of its shares even though the U.S. Holder does not receive the proceeds of those distributions or dispositions. Spinco does not currently own any subsidiaries and is not expected to own any non-United States subsidiaries in the foreseeable future.

Qualified Electing Fund Regime

A U.S. Holder may avoid taxation under the excess distribution regime by making a timely QEF election. Generally, an election is timely if it is made with the U.S. Holder's timely filed tax return (including extensions) for the first taxable year a foreign corporation is a PFIC in the U.S. Holder's holding period. Generally, an electing U.S. Holder will become subject to taxation under the QEF regime which will have the following tax consequences:

(a)	which a taxable year of a PFIC ends, its pro rata share of the PFIC's earnings and profits (as ordinary earnings) and its pro rata share of the PFIC's net capital gain (as long-term capital gain);

(b)	the U.S. Holder's tax basis in its PFIC Shares will be increased by the amount of such inclusions;

(c)	distributions of amounts previously taxed under (a) above will not be taxable when distributed to the U.S. Holder;

(d)	the U.S. Holder's tax basis in its PFIC Shares will be decreased by the amount of such distributions;

(e)

any gain recognized by the U.S. Holder on a sale of its PFIC Shares will be taxable as capital gain, and at preferential long-term capital gain rates if the shares were held for more than one year at the time of sale, and no interest charge will be added to the tax imposed on such gain; and

(f)	any loss realized by the U.S. Holder on a sale of PFIC Shares would be recognized and deductible, subject to the general rules that limit the deductibility of capital losses.

Income inclusions should represent foreign source passive income for U.S. foreign tax credit purposes. A U.S. corporation that owns ten percent (10%) or more of the voting power or value of the stock of Foremost should be entitled to claim a credit for foreign taxes paid on its income inclusion. Withholding taxes on actual distributions of previously taxed income should, subject to the limitations for claiming a foreign tax credit, be available to offset U.S. taxes on a U.S. Holder's foreign source passive income.

Distribution. An electing U.S. Holder will not recognize income due to the receipt of Spinco Shares in the distribution. Nevertheless, an electing U.S. Holder will have an income inclusion with respect to any Foremost taxable year if, and only if, two (2) conditions are satisfied. First, Foremost is a PFIC for the taxable year, (i.e., Foremost must be classified as a PFIC for the year under the PFIC income test or PFIC asset test). As noted above, Foremost was a PFIC for its taxable year ending March 31, 2023, and while it cannot definitively determine whether it will be a PFIC for its current taxable year until after the close of the taxable year, it believes that it may be a PFIC for its taxable year ending March 31, 2024. Second, Foremost must also have earnings and profits for the taxable year, because the amount of an income inclusion is limited to the corporation's current earnings and profits. Foremost does not project that it will have earnings and profits for its taxable year ending March 31, 2024. Nevertheless, projections are subject to material changes and no assurance can be given that Foremost will not have earnings and profits for the taxable year. As a consequence, an electing U.S. Holder could have an income inclusion for its taxable year that includes or ends with March 31, 2024.

Sale, Exchange or other Disposition. A U.S. Holder will generally recognize U.S. source capital gain or loss on the sale, exchange or other Disposition of its Foremost Shares or Spinco Shares. Any gain or loss recognized should be governed by rules discussed below under the heading " Certain United States Federal Income Tax Considerations – General Taxation Regime".

Election to Defer Payment of Tax. A U.S. Holder that makes a QEF election may make an additional election to defer payment of its liability for tax on included but undistributed income, but such deferred payments are subject to an interest charge.

Election Mechanics. A QEF election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS. A U.S. Holder who is the first U.S. person in the ownership chain is generally required to make the QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year of the U.S. Holder to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

Conditions to Making a QEF Election. Before a QEF election can be made by a U.S. Holder with respect to its Foremost Shares or Spinco Shares, the corporation for which the election will be made must agree to provide the U.S. Holder with a PFIC annual information statement and make available to the U.S. Holder such other information that it will require to properly prepare its U.S. federal tax returns. Each of Foremost and Spinco will endeavor to provide each U.S. Holder such information as the IRS may require, including a PFIC annual information statement, to enable the U.S. Holder to make and maintain a QEF election.

Purging Elections. If a U.S. Holder fails to timely make a QEF election, the excess distribution regime will apply to the U.S. Holder until the U.S. Holder makes a purging election. If a U.S. Holder makes a purging election the following occurs: (1) the U.S. Holder is deemed to sell its PFIC Shares at their fair market value; (2) the gain recognized by the U.S. Holder on the deemed sale is taxed under the excess distribution regime; (3) the U.S. Holder obtains a basis in the shares it is deemed to have sold equal to their fair market value and a new holding period that begins the day after the deemed sale; and (4) the U.S. Holder becomes eligible to make (or must make) a QEF election. The rules governing purging elections are complex. A U.S. Holder is urged to consult its tax advisor to determine the tax consequences of making such an election.

Subsidiary PFICs. Foremost holds all of the stock of two (2) Canadian corporations and Spinco could, in the future, hold stock in non-United States corporations. If Foremost and Spinco are PFICs in a particular year and their subsidiaries are also PFICs in such year, a U.S. Holder will be deemed to indirectly own a portion of the stock of the subsidiary PFICs and could be subject to tax liability under the PFIC Distribution Rules if Spinco receives a distribution from (including a sale of its shares in) a subsidiary PFIC, or if the U.S. Holder is otherwise deemed to have disposed of an interest in a subsidiary PFIC. Spinco will endeavor to cause all subsidiary PFICs to provide U.S. Holders the information required to make or maintain QEF elections with respect to the subsidiary PFICs. If a U.S. Holder makes a QEF election with respect to a subsidiary PFIC, tracking the tax bases of the U.S. Holder's interests in the tiered PFIC structure will become extremely complicated. There is no assurance that Spinco will have timely knowledge of the PFIC status of any subsidiary. In addition, Spinco may not hold a controlling interest in any such subsidiary PFIC and thus there can be no assurance it will be able to cause the subsidiary PFIC to provide the required information. U.S. Holders are urged to consult their tax advisors regarding the tax issues surrounding subsidiary PFICs.

Mark-to-Market Regime. A U.S. Holder may also avoid taxation under the excess distribution regime by making an MTM election to mark its Foremost Shares to market under the MTM regime. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of its MTM Shares held at the end of such taxable year over the adjusted tax basis of those shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of its Foremost Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder's tax basis in its Foremost Shares would be increased by the amount of income recognized and decreased by the amount of any loss recognized as a result of the MTM election.

Any gain recognized from a sale, exchange or other disposition of Foremost Shares in any taxable year in which Foremost is a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If Foremost ceases to be classified as a PFIC because it no longer meets the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of Foremost Shares would be classified as a capital gain or loss.

Distribution. The distribution of Spinco Shares (and any other distribution by Foremost to U.S. Holders) would be taxed in the manner outlined below under the heading " Certain United States Federal Income Tax Considerations – General Taxation Regime".

Sale, Exchange or other Disposition. Any gain or loss recognized on the sale, exchange or other disposition of Foremost Shares would be recognized as ordinary income if Foremost is classified as a PFIC for the year in which the sale, exchange or other disposition occurs. Any loss recognized from a sale, exchange or other disposition of Foremost Shares in such year would be an ordinary loss to the extent of net market gains previously included in income and any excess loss would be a capital loss. If Foremost is not a PFIC in such year, any gain or loss recognized would be a capital gain or loss.

Election Requirements. An MTM election is available to a U.S. Holder only for "marketable stock." Generally, stock will be considered marketable stock if it is "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen (15) days during each calendar quarter.

Foremost expects that its shares will be marketable stock as long as they remain listed on the TSXV and are regularly traded. While an MTM election will not apply to Foremost Shares for any taxable year during which it is not a PFIC, the election will remain in effect with respect to any subsequent taxable year in which it becomes a PFIC. The MTM election will not apply to any of Foremost's non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs, notwithstanding the U.S. Holder's MTM election for its Foremost Shares.

Spinco. If the Spinco Shares were regularly traded on a registered national securities exchange or certain other exchanges or markets, they would constitute "marketable stock" for purposes of the PFIC rules, and a U.S. Holder would not be subject to tax under the excess distribution regime if such U.S. Holder made an MTM election with respect to the U.S. Holder's Spinco Shares. However, it is expected that the Spinco Shares will not be regularly traded, so an MTM election is not expected to be available for Spinco Shares.

PFIC Reporting Requirements

A U.S. Holder that owns or is deemed to own its Foremost or Spinco Shares in any taxable year of the U.S. Holder in which Foremost or Spinco is a PFIC may have to file an IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, (whether or not a QEF or market-to-market election is made) and provide such other information as may be required by the U.S. Treasury Department. Failure to file a required form or provide required information will extend the statute of limitations on assessment of a deficiency until the required form or information is furnished to the IRS and may result in material penalties for each failure.

The rules for PFICs, QEF elections and MTM elections are complex and affected by various factors in addition to those described above. U.S. Holders are urged to consult their tax advisors regarding the application of the rules to their particular circumstances.

General Taxation Regime

The distribution of Spinco Shares (including any amount withheld for Canadian taxes) to a U.S. Holder pursuant to the Arrangement will be treated as a distribution to the U.S. Holder with respect to the U.S. Holder's Foremost Shares in an amount equal to the fair market value of the Spinco Shares received. A distribution to a U.S. Holder should be taxable to the U.S. Holder as a foreign source dividend for foreign tax credit purposes to the extent Foremost makes the distribution out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Foremost believes it does not have any accumulated earnings and profits and therefore it believes that no portion of the value of Spinco Shares received by a U.S. Holder will be taxable as a dividend.

To the extent any portion of the value of Spinco Shares received by a U.S. Holder is taxable as a dividend, a dividend received by a non-corporate U.S. Holder will be taxable at a preferential rate, provided that (1) the Foremost Shares are readily tradable on an established securities market in the United States or Foremost is eligible for the benefits of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, (2) Foremost is not a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year, (3) such U.S. Holder satisfies a holding period requirement, and (4) certain other requirements are met. While Foremost believes it is eligible for Treaty benefits it was a PFIC for its fiscal years ending March 31, 2023. As a consequence, any amount that may be treated as a dividend on the distribution of Spinco Shares will not be eligible for taxation at a preferential rate.

A dividend received by a corporate U.S. Holder will be taxable at regular corporate rates and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect to dividends received from other U.S. corporations. A corporate U.S. holder will also not be eligible for the dividends received deduction allowed on the U.S. and foreign source portions of any dividends received from 10% owned foreign corporations if Foremost is a PFIC for the taxable year in which the dividend is paid.

Distributions in excess of Foremost's current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in its Foremost Shares and thereafter as an amount realized in a sale or exchange of the U.S. Holder's Foremost Shares. Such amounts will be taxable in accordance with the section below titled "Treatment of a Sale of Shares." To the extent that distributions in excess of Foremost's current and accumulated earnings and profits are treated as a non-taxable return of capital for any U.S. Holder, such U.S. Holder's tax basis in its Foremost Shares will be reduced.

A U.S. Holder's initial tax basis in its Spinco Shares generally will equal the fair market value of the Spinco Shares on the Effective Date. A U.S. Holder's holding period in its Spinco Shares generally will begin on the Effective Date.

Treatment of a Sale of Shares

Subject to the PFIC rules discussed above, a U.S. Holder that sells or is treated as selling all or a portion of its Foremost Shares or Spinco Shares will recognize U.S. source capital gain or loss in an amount equal to the difference between (x) the sum of the amount of cash and fair market value of property received in the sale (which, in the case of the Spinco Shares received pursuant to the Arrangement shall only include the fair market value of the Spinco Shares to the extent the fair market value of such shares were not treated as a dividend as discussed above) and the amount of any Canadian withholding tax withheld in respect of such U.S. Holder and (y) the U.S. Holder's adjusted tax basis in such Foremost Shares or Spinco Shares. The gain or loss recognized generally will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the Foremost Shares or Spinco Shares is greater than one (1) year as of the date of the sale.

Certain U.S. Holders, including individuals, may be eligible for preferential tax rates on long-term capital gains. If a U.S. Holder holds Foremost Shares that such U.S. Holder acquired on different dates and some of such Foremost Shares were acquired within one year before the distribution of the Spinco Shares, there are complicated rules governing whether any gain in connection with the distribution of the Spinco Shares will be long-term capital gain. As such, a U.S. Holder that holds Foremost Shares that such U.S. Holder acquired on different dates is encouraged to consult such U.S. Holder's own independent tax advisor. A U.S. Holder's ability to deduct capital losses is limited.

Additional Tax on Investment Income

U.S. Holders who are individuals, estates, or trusts and whose income exceeds certain thresholds will be required to pay (in addition to U.S. federal income tax) a three-point-eight percent (3.8%) tax on net investment income, including dividends and gains from the sale or other taxable disposition of Foremost Shares or Spinco Shares. An income inclusion due to a QEF election made by a U.S. Holder will not be included in net investment income until it is distributed to the U.S. Holder as previously taxed income unless the U.S. Holder makes an election to include it in net investment income. U.S. Holders are urged to consult their tax advisors regarding whether this tax will apply to them.

Backup Withholding and Information Reporting

The proceeds of a sale or deemed sale by a U.S. Holder of Foremost Shares or Spinco Shares may be subject to information reporting to the IRS and to U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes other required certifications, or that is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Specified Foreign Financial Assets Reporting

Certain U.S. Holders that hold "specified foreign financial assets" are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of specified foreign financial asset includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not held in an account maintained by a financial institution, securities of non-U.S. issuers (subject to certain exceptions, including an exception for securities of non-U.S. issuers held in accounts maintained by domestic financial institutions). U.S. Holders are urged to consult their tax advisors regarding the possible reporting requirements with respect to their investments in Foremost Shares or Spinco Shares and the penalties for non-compliance.

THIS DISCUSSION IS GENERAL IN NATURE AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER IN LIGHT OF THE SHAREHOLDER'S PARTICULAR CIRCUMSTANCES, OR TO CERTAIN TYPES OF SHAREHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER U.S. FEDERAL INCOME TAX LAWS. YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

APPROVAL OF THE SPINCO INCENTIVE PLAN

Since the Foremost Incentive Plan will not adopted by Spinco if the Arrangement Resolution is approved at the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve the Spinco Incentive Plan Resolution. A summary of the material terms of the Spinco Incentive Plan is set out below. The below summary is qualified in its entirety by the full text of the Spinco Incentive Plan, which is set out in Schedule "D" to this Circular. The Spinco Board encourages Shareholders to read the full text of the Spinco Incentive Plan before voting on this Spinco Incentive Plan Resolution.

Summary of the Material Terms of the Spinco Incentive Plan

The Spinco Incentive Plan remains subject to approval by the CSE.

The Spinco Incentive Plan will allow for a variety of equity-based awards that provide different types of incentives to be granted to certain of Spinco's officers, employees, consultants, contractors and service providers, including Spinco Options, Spinco RSUs, Spinco PSUs and Spinco DSUs. Each Spinco Award will represent the right to receive Spinco Shares, or in the case of Spinco RSUs, Spinco PSUs and Spinco DSUs, Spinco Shares or cash, in accordance with the terms of the Spinco Incentive Plan. The following discussion is qualified in its entirety by the text of the Spinco Incentive Plan.

Under the terms of the Spinco Incentive Plan, the Spinco Board, may grant Spinco Awards to eligible participants, as applicable. Participation in the Spinco Incentive Plan is voluntary and, if an eligible participant agrees to participate, the grant of Spinco Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Spinco Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution.

The Spinco Incentive Plan will provide those appropriate adjustments, if any, will be made by the Spinco Board in connection with a reclassification, reorganization or other change of the Spinco's Shares, share split or consolidation, distribution, merger or amalgamation, in the Spinco Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the Spinco Incentive Plan.

The maximum number of Spinco Shares reserved for issuance pursuant to the exercise of Spinco Awards in the aggregate, under the Spinco Incentive Plan, will be fifteen percent (15%) of the aggregate number of Spinco Shares issued and outstanding from time to time, which represents 2,732,753 Spinco Shares post-Arrangement.

A Spinco Option shall be exercisable during a period established by the Spinco Board which shall commence on the date of the grant and shall terminate no later than ten (10) years after the date of the granting of the Spinco Option or such shorter period as the Spinco Board may determine. The minimum exercise price of a Spinco Option will be determined based on the closing price of the Spinco Shares on the CSE on the last trading day before the date such Spinco Option is granted. The Spinco Incentive Plan will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate ten (10) business days after the last day of the black-out period.

The following table describes the impact of certain events upon the rights of holders of Spinco Awards under the Spinco Incentive Plan, including termination for cause, resignation, retirement, termination other than for cause, and death, subject to the terms of a participant's employment agreement, grant agreement and the change of control provisions described below:

Event Provisions	Provisions

Termination for cause	Immediate forfeiture of all vested and unvested Spinco Awards.

Resignation

The earlier of the original expiry date and ninety (90) days after resignation to exercise vested Spinco Awards or such longer period as the Spinco Board may determine in its sole discretion, so long as it is not more than one (1) year following the date of resignation, or in the case of the Spinco DSUs, the redemption deadline.

Retirement

All unvested Spinco Awards will vest in accordance with their vesting schedules, and all vested Spinco Awards held may be exercised until the earlier of the expiry date of such applicable awards or one (1) year following the retirement date, or in the case of the Spinco DSUs, the redemption deadline.

Termination or cessation

All unvested Spinco Awards may vest subject to pro ration over the applicable vesting or performance period and shall expire on the earliest of ninety (90) days after the effective date of the termination date, or the expiry date of such applicable awards, or in the case of Spinco DSUs, the redemption deadline.

Death

Forfeiture of all unvested Spinco Awards and the earlier of the original expiry date and twelve (12) months after date of death or long-term disability to exercise vested Spinco Awards or in the case of Spinco DSUs, the redemption deadline, as more particularly described in the Spinco Incentive Plan.

Change of Control

If a participant is terminated without "cause" or resigns for good reason during the 12-month period following a change of control of Spinco, or after the Spinco has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Spinco Awards will immediately vest and may be exercised prior to the earlier of thirty (30) days of such date or the expiry date of such Spinco Awards.

The terms and conditions of grants of Spinco Awards, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Spinco Awards, will be set out in the participant's grant agreement. Impact of certain events upon the rights of holders of these types of Spinco Awards, including termination for cause, resignation, retirement, termination other than for cause and death or long-term disability, will be set out in the participant's grant agreement.

In connection with a change of control of the Spinco, the Spinco Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Spinco Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, as applicable. If the surviving successor or acquiring entity does not assume the outstanding Spinco Awards, or if the Spinco Board otherwise determines in its discretion, the Spinco shall give written notice to all participants advising that the Spinco Incentive Plan shall be terminated effective immediately prior to the change of control and all Spinco Awards, as applicable, shall be deemed to be vested and, unless otherwise exercised, settle, forfeited or cancelled prior to the termination of the Spinco Incentive Plan, shall expire or, with respect to the Spinco RSUs and PSUs be settled, immediately prior to the termination of the Spinco Incentive Plan. In the event of a change of control, the Spinco Board has the power to: (i) make such other changes to the terms of the Spinco Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the participants; (ii) otherwise modify the terms of the Spinco Awards to assist the participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminate, conditionally or otherwise, the Spinco Awards not exercised or settled, as applicable, following successful completion of such change of control. If the change of control is not completed within the time specified therein (as the same may be extended), the Spinco Awards which vest shall be returned by the Spinco to the participant and, if exercised or settled, as applicable, the common shares issued on such exercise or settlement shall be reinstated as authorized but unissued common shares and the original terms applicable to such Spinco Awards shall be reinstated.

The Spinco Board may, in its sole discretion, suspend or terminate the Spinco Incentive Plan at any time, or from time to time, amend, revise or discontinue the terms and conditions of the Spinco Incentive Plan or of any securities granted under the Spinco Incentive Plan and any grant agreement relating thereto, subject to any required regulatory and CSE approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Spinco Award previously granted except as permitted by the terms of the Spinco Incentive Plan or as required by applicable laws.

The Spinco Board may amend the Spinco Incentive Plan or any securities granted under the Spinco Incentive Plan at any time without the consent of a participant provided that such amendment shall: (i) not adversely alter or impair any Spinco Award previously granted except as permitted by the terms of the Spinco Incentive Plan; (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the CSE; and (iii) be subject to Spinco Shareholder approval, where required by law, the requirements of the CSE or the Spinco Incentive Plan, provided however that Spinco Shareholder approval shall not be required for the following amendments and the Spinco Board may make any changes which may include but are not limited to:

●	amendments of a general "housekeeping" or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Spinco Incentive Plan;

●	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Spinco Award;

●	any amendment regarding the administration of the Spinco Incentive Plan; and

●

any amendment necessary to comply with applicable law or the requirements of the CSE or any other regulatory body having authority over the Spinco, the Spinco Incentive Plan or the Spinco Shareholders (provided, however, that any stock exchange shall have the overriding right in such circumstances to require Spinco Shareholder of any such amendments);

provided that the alteration, amendment or variance does not, among other things:

●	amend the effect of termination of a participant's employment or engagement;

●

amend provisions relating to the granting of cash-settled awards, provision of financial assistance or clawbacks and any amendment to a cash-settled award, financial assistance or clawbacks provisions which are adopted;

●	increase the maximum number of Spinco Shares issuable under the Spinco Incentive Plan, other than an adjustment pursuant to a change in capitalization;

●	reduce the exercise price of Spinco Awards;

●

permit the introduction or re-introduction of non-employee directors as eligible participants on a discretionary basis or any amendment that increases the limits previously imposed on non- employee director participation; or

●	amend the amendment provisions of the Spinco Incentive Plan.

The Spinco Board is authorized, in its sole discretion, to determine not to proceed with the adoption of the Spinco Incentive Plan after the Meeting and after receipt of necessary Spinco Shareholder and regulatory approvals, without further action on the part of the Spinco Shareholders. The adoption of the Spinco Incentive Plan by the Spinco is also conditional upon Spinco obtaining all necessary regulatory consents.

At the Meeting, Spinco Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Spinco Incentive Plan. The text of the ordinary resolution – the Spinco Incentive Plan Resolution – which management intends to place before the Meeting is as follows:

"BE IT RESOLVED, as an ordinary resolution of Shareholders, that:

1.

the adoption of the omnibus long term incentive plan (the "Spinco Incentive Plan") as described in the Circular dated November 12, 2024, subject to such modifications or amendments as may be required by the Canadian Securities Exchange, is hereby approved, ratified and confirmed;

2.

the maximum number of Common Shares which may be issued under the Spinco Incentive Plan and all other Security Based Compensation Arrangements (as defined in the Spinco Incentive Plan) of the Spinco shall not exceed 15% of the total number of Common Shares issued and outstanding from time to time on a non-diluted basis;

3.	all unallocated options, rights and entitlements under the Spinco Incentive Plan, be and are hereby authorized and approved;

4.

notwithstanding that this resolution has been duly passed by the shareholders of the Spinco, the directors of the Spinco be, and they are hereby authorized and empowered to revoke this resolution at any time before it is acted upon and to determine not to proceed with the adoption of the Spinco Incentive Plan without further approval of the shareholders of the Spinco; and

5.

any director or officer of the Spinco be, and such director or officer of the Spinco hereby is, authorized and empowered, acting for, in the name of and on behalf of the Spinco, to execute or to cause to be executed, under seal of the Spinco or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Spinco may be necessary or desirable in order to fulfill the intent of the foregoing resolution."

In order for the Spinco Incentive Plan Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders in person or by proxy at the Meeting. If the Spinco Incentive Plan is not approved at the Meeting, Spinco will not be permitted to grant Spinco Awards following the Arrangement until a securities-based compensation arrangement is adopted by Spinco.

Management of the Company has reviewed the Spinco Incentive Plan Resolution, concluded that it is fair and reasonable to the Shareholders and in the best interest of the Company and Spinco, and recommends Shareholders vote FOR approving the Spinco Incentive Plan Resolution, and to without further Shareholder approval, make such changes to the Spinco Incentive Plan as may be required or approved by regulatory authorities. Unless directed to the contrary, it is the intention of the Management Proxyholders, if named as proxy, to vote proxies FOR the Spinco Incentive Plan Resolution and to, without further Shareholder approval, make such changes to the Spinco Incentive Plan as may be required or approved by regulatory authorities.

OTHER MATTERS TO BE ACTED ON

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purpose of this Statement of Executive Compensation, the below terms are defined as follows:

(a)	"company" includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

(b)

"compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units, and restricted stock units granted or issued by the Company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries;

(c)	"named executive officer" or "NEO" means each of the following individuals:

(a)	each individual who, in respect of the company, during any part of the most recently completed financial year, served as CEO including an individual performing functions similar to a CEO;

(b)	each individual who, in respect of the company, during any part of the most recently completed financial year, served as CFO including an individual performing functions similar to a CFO;

(c)

in respect of the company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year;

(d)

each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the company, and was not acting in a similar capacity, at the end of that financial year;

(d)

"non-executive director" or "NED" refers to a member of the Foremost Board who, not being an employee of the company, provides independent oversight and strategic direction, focusing on policy-making, planning, and ensuring that the Company's operations align with stakeholder interests rather than day-to-day management;

(e)

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, compensation, securities, or any other property may be received, whether for one or more persons;

(f)	"underlying securities" means any securities issuable on conversion, exchange, or exercise of compensation securities.

Compensation Discussion and Analysis

The following discussion describes the significant elements of Foremost's executive compensation program, with particular emphasis on the process for determining compensation payable to Foremost's "named executive officers" or "NEOs". This summary will provide insight into executive compensation as a key aspect of the overall stewardship and governance of the Company and will help investors understand how decisions about executive compensation are made.

For the financial year ended March 31, 2024, Foremost had the following named executive officers: Jason Barnard (President and Chief Executive Officer), Sead Hamzagic (Chief Financial Officer), Baljinder Bhullar (former Chief Financial Officer), Cyrus Driver (former Chief Financial Officer) and Christina Barnard (Chief Operating Officer).

Objectives of the Company's Compensation Program

Foremost strives to improve Shareholder value through sustainable corporate performance. The Company recognizes that its employees and, in particular, the leaders within the organization have a significant impact on Foremost's success.

Foremost's compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the Company's financial and operational performance as well as individual contributions.

In determining NEO compensation, the Foremost Board and Foremost Compensation Committee, which consists of only independent directors, strives to:

(a)	retain an executive critical to the success of the Company and the enhancement of shareholder value;

(b)	attract and motivate executives who are instrumental to the success of the Company and the enhancement of shareholder value;

(c)	align employee interests with the business objectives of Foremost;

(d)

align compensation with Foremost's corporate strategy and financial interests as well as the long-term interests of Shareholders and the communities in which it operates; and balancing the interests of management and Shareholders; and

(e)	be viewed as fair and reasonable to Shareholders, in scale with local market and similar positions in comparable companies.

Managing Risks

Foremost has a series of governance and operational controls to mitigate risks stemming from its compensation structure, including the establishment of the Foremost Compensation Committee which, amongst other matters, is responsible for considering the appropriateness of remuneration in light of performance outcomes and market conditions. The Foremost Compensation Committee meets as required, but not less than once each year and reports to the Foremost Board. Additional risk management initiatives currently employed by the Company are as follows:

●	all Foremost Compensation Committee members are independent directors;

●	use of discretion in adjusting any bonus payments up or down as the Foremost Compensation Committee deems appropriate and recommends;

●	established a capped bonus plan design; and

●

the adoption of a clawback policy which allows certain incentive compensation paid by the Company to an executive to be clawed back if such compensation was based on the achievement of financial results that were a result of erroneous data or material noncompliance of the Company with any financial reporting requirements.

All of Foremost's executives, employees and directors are subject to Foremost's insider trading policy, which prohibits trading in Foremost's securities while in possession of undisclosed material information about Foremost. Under this policy, such individuals are also prohibited from active trading or short-term speculation involving Foremost's securities, including short sales, puts and calls. Furthermore, Foremost permits executives to trade in its securities only during prescribed trading windows.

Compensation Oversight / Decision Making

At the beginning of each year, the Foremost Board reviews the Company's performance and the analysis and recommendations from (i) the Foremost Compensation Committee in respect of NEO compensation and (ii) the CEO in respect of compensation for the COO and their direct staff and all staff under their supervision. As applicable, the Foremost Compensation Committee and CEO provides to the Foremost Board: (i) its assessment of the competitiveness of base salaries within Foremost's peer group, (ii) its recommendations for annual performance incentives for the Company's executives, based on the prior year's performance of such executives and the Company as a whole, and (iii) its recommendations regarding base salaries, long term incentive awards and annual performance objectives for the current fiscal year.

The Foremost Compensation Committee reviews all of Foremost's policies and programs relating to executive compensation and makes recommendations to the Foremost Board, as follows:

Establishing objectives to measure performance

The objectives of the CEO are reviewed by the Foremost Compensation Committee and recommended to the Foremost Board for ultimate approval. The Foremost Compensation Committee reviews and approves the annual objectives of the other NEOs, except for the COO and direct staff of the CEO and employees under the CEOs supervision.

Evaluating Performance

The performance of the CEO is reviewed by the Foremost Compensation Committee. The CEO is responsible for evaluating the performance of the COO, their direct staff and all staff under their supervision makes recommendation for their awards including equity to the Foremost Compensation

Committee for review and approval.

Determining compensation packages

The CEO's base salary and bonus awards are reviewed by the Foremost Compensation Committee prior to recommendation to the Foremost Board for ultimate approval. The base salaries and bonuses of the other NEOs are reviewed and approved by the Foremost Compensation Committee. The Foremost Board

approves all equity-based grants.

Foremost Compensation Committee

The Foremost Compensation Committee is a sub-committee of the Foremost Board, consisting of Johnathan More (Chairman), Michael McLeod and Douglas Mason, each of whom satisfy the "independence" requirements of Rule 10A-3 under the Exchange Act and NASDAQ Listing Rule 5605(c)(2).

The Foremost Compensation Committee is chartered to:

(a)	make recommendations to the Foremost Board regarding corporate goals and objectives relevant to the compensation of the Company's CEO and other senior executive officers;

(b)

evaluate the performance of the CEO and other senior executive officer in light of those goals and objectives and make recommendations to the Foremost Board with respect to the compensation level of the CEO and other senior executive officers;

(c)	make recommendations to the Foremost Board with respect to the grant of Foremost Options under the Foremost Incentive Plan, as amended from time to time or other grants under equity-based plans;

(d)	recommend to the Foremost Board the cash and non-cash compensation policies for the non-executive directors;

(e)	make recommendations to the Foremost Board with respect to amendments to the Foremost Incentive Plan or other equity-based plans or implementing other equity-based plans;

(f)	assist the Foremost Board in evaluating potential candidates for senior executive officer positions with the Company;

(g)	review, discuss with management and approve the Company's disclosures regarding compensation for use in any of the Company's public disclosure documents; and

(h)	produce a compensation committee report on executive officer compensation as required by applicable securities laws.

Foremost Compensation Program (GGA Recommendations)

Foremost seeks to provide a competitive total compensation packages to its executive officers to ensure that it attracts and retains the most talented individuals. Accordingly, the Foremost Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of members of the Foremost Board.

In February 2024, the Company engaged Global Governance Advisors ("GGA"), an independent human capital consulting firm, to develop a comprehensive executive compensation and governance program for the Company's directors and executives. GGA's work plan supported the Foremost Compensation Committee on a number of matters including:

●	Compensation philosophy and peer group review;

●	Executive compensation review, that also included a review of both the short- and long-term incentive designs;

●	Share ownership policy review;

●	Severance trends review; and

●	Non-executive director's compensation review.

GGA's analytical findings led to providing recommendations (the "GGA Recommendations") for changes to Foremost's compensation program.

The Foremost Compensation Committee reviewed the GGA Recommendations, and the Foremost Board approved a new overhauled compensation plan effective April 1, 2024, for the Company's NEOs and non- executive directors (the "New Compensation Program"), including (a) modifications to base compensation for the CEO and COO (see "NEO Compensation Components" below); (b) adjustments to the formulation of the elements in the Bonus Plan (see "NEO Compensation Components" below), and (c) the introduction of an executive share ownership policy (the "Share Ownership Policy") (see "Share Ownership Policy" below).

Foremost paid GGA $42,040 in connection with the development of the Foremost Compensation Plan.

Benchmarking

In making their recommendations, GGA conducted a competitive market analysis of Canadian and US- listed mining companies based on specific criteria. The focus of this analysis was to create a mineral- specific peer group of similar-sized companies in the lithium, copper, and uranium sectors.

The following criteria guided the selection of peer companies:

(a)	companies of a similar size to Foremost, with a market capitalization ranging from 0.25x to 4x, and comparable;

(b)	consideration of the total asset size of peer companies;

(c)	companies that are in the pre-revenue exploration stage and primarily focus on lithium, copper, and uranium mining;

(d)	companies operating in geographic regions similar to Foremost, to account for geographic risk;

(e)	companies with a similar business strategy and scope of operations to Foremost; and

(f)	publicly traded companies listed on major North American exchanges.

Based on these criteria, the following companies were identified as suitable peer comparators for developing a recommended compensation program:

Fortune Battery Metals Corp	Lion Copper and Gold Corp	Northcliff Resources	Vision Lithium
Avalon Advanced Materials Inc	Grid Metals Corp	Lithium South Development Corp	Peloton Minerals Corp
Electra Battery Materials	International Lithium Corp.	New Age Metals Inc
FE Battery Metals Corp	Kutcho Copper Corp	Nickel Creek Platinum Corp
Generation Mining Ltd	Lithium Bank Corp	North West Copper Corp

At the time the peer group was established, Foremost's relative market position was at the 54th percentile relative to market cap, 78th percentile relative to enterprise value and 39th percentile relative to total assets.

Share Ownership Policy

As part of the New Compensation Program, the Company adopted the “Share Ownership Policy”, effective April 1, 2024. The objective of this policy is to align individual executive wealth with the Company's long- term performance and to foster an ownership mentality among executives and members of the Foremost Board. It aims to minimize excessive risk-taking that may generate short-term gains at the expense of long-term value, while also supporting good governance principles favored by many shareholder groups.

The Share Ownership Policy applies to all non-employee members of the Foremost Board, the CEO, COO, members of the senior leadership team, and other vice presidents.

The minimum share ownership guidelines under the Share Ownership Policy include:

●	3x annual cash retainer for non-employee directors;

●	3x base salary for the CEO;

●	1.5x base salary for the COO; and

●	1x base salary for vice presidents.

NEO Compensation Components

Under the New Compensation Program, the compensation for NEOs consist of three (3) primary components: (1) base salary, (2) bonuses, and (3) stock-based awards, serving as long term-incentives.

Base Salaries

The Foremost Board approves the salary ranges, or fees paid to NEOs. The review for each NEO is based on assessment of factors such as current competitive market conditions and particular skills, including leadership ability and management effectiveness, experience, responsibility and proven or expected overall performance of the particular individual. The Foremost Board, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Pursuant to the New Compensation Program, the Company increased the CEO's base salary to $300,000 annually and the Chief Operating Officer's (the "COO") to $250,000, aligning more closely with market standards.

Bonuses / Short Term Incentives.

A new bonus structure with a balanced score-card approach was adopted pursuant to the Foremost Compensation Program. A balanced scorecard was designed for the CEO (bonus based on 60% of their base salary) and COO (bonus based on 40% of base their base salary) with targets designed to better align bonuses with Foremost's strategic initiatives. Targets include appreciation of the Company's share price, financial health, and include strategic and individual performance measures. To ensure a pay-for- performance culture and affordability to Foremost, bonus payouts will only be made if minimum performance levels and progress review results are achieved.

The Foremost Board, upon recommendation of the Foremost Compensation Committee approves the NEOs bonus awards, subject to the corporate performance results. Individual performance of the CEO is assessed by the Foremost Compensation Committee, and the CEO's direct report's individual performance is assessed by the CEO. The Foremost Compensation Committee considers the CEO's individual performance assessment and ultimately recommends to the Foremost Board for final approval, the NEOs final bonus awards.

Additionally, the Foremost Board has the discretion to award the annual bonus earned by the CEO using a mix of equity and cash where appropriate. The Foremost Board has the discretion to award up to 100% of the annual bonus in equity, as well as having accelerators allowing up to 150% of bonus for superior performance.

Long Term Incentives.

As part of the New Compensation Program, the Company has implemented a long-term incentive plan ("LTIP") for the CEO and COO, which includes and Foremost Options and RSUs. The LTIP provides effective incentives to non-employee directors, officers and senior management personnel and consultants of the Company and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Shareholders. The Foremost Incentive Plan is the Company's only equity compensation plan. The Foremost Incentive Plan is an important part of the Company's long-term incentive strategy for its executive officers. The Foremost Incentive Plan is intended to reinforce commitment to long-term growth in profitability and shareholder value.

Foremost Awards

All Foremost Awards are approved by the Foremost Board. The size of the Foremost Awards to officers is dependent on each officer's level of responsibility, authority and importance to the Company and the degree to which such executive officer's long -term contribution will be key to the Company's long-term success. Previous Foremost Awards are taken into account when considering new Foremost Awards.

In addition to recommending the number of options to be granted pursuant to the methodology outlined above, the Foremost Board also makes the following determinations:

1.	the recommended exercise price for each Foremost Option granted;

2.	the date on which each Foremost Option is granted;

3.	the vesting terms for each Foremost Option; and

4.	the other material terms and conditions of each Foremost Option grant.

The Foremost Board makes these determinations subject to the recommendations of the Foremost Compensation Committee and in accordance with the provisions of the Foremost Incentive Plan.

Restricted Share Unit Awards

The Foremost Board may also from time to time make RSU equity compensation grants to certain Eligible Persons, as defined in the Foremost Incentive Plan.

Grants (where a grant shall include a grant or right granted under the Foremost Incentive Plan consisting of one or more Foremost Shares) to eligible persons on such terms and conditions, consistent with the Foremost Incentive Plan, as the Foremost Board shall determine, provided that, in determining the eligible persons to whom grants are to be made and the value of the grant for each grant, the Foremost Board shall take into account the terms of any written employment agreement or contract for services between an eligible person and the Company and may take into account such other factors as it shall determine in its sole and absolute discretion. Each award agreement issued in respect of Foremost Shares shall set forth, at a minimum, the type of Foremost Award and award date of the grant evidenced thereby, the number of RSUs subject to such grant, the applicable vesting conditions, the applicable vesting date(s) and the treatment of the grant upon the participant's termination and may specify such other terms and conditions consistent with the terms of the Foremost Incentive Plan as the Foremost Board shall determine or as shall be required under any other provision of the Foremost Incentive Plan.

2024 LTIP Awards

The approved LTIP award for the CEO for 2024 was set at $260,000, while the COO's award was $125,000, reflecting the value of a combination of Foremost Options and RSUs granted. The value of Foremost Options issued is determined using a Black-Scholes valuation based on the Company's assumptions at the grant date, in accordance with the Foremost Incentive Plan. These Foremost Options shall vest in three (3) equal installments on the 1st, 2nd, and 3rd anniversaries of the grant date and have a term of five (5) years. The number of RSUs was calculated in accordance with the Foremost Incentive Plan, as the greater of (i) the market price of a Foremost Share on the grant date, or (ii) an amount determined at the sole discretion of the Plan Administrator (being the Foremost Board). The RSUs also vest in three (3) equal installments on the 1st, 2nd, and 3rd anniversaries of the grant.

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company, or a subsidiary of the Company, for the three (3) most recently completed financial years, to each NEO of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO of the Company for services provided and for services to be provided, directly or indirectly, to the Company or a subsidiary of the Company.

Named Executive Officer and Principal Position	Year Ended March 31	Salary ($)	Share based awards ($)(2)	Option based awards ($)(1)	Non-equity incentive plan compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plans ($)
Jason	2024	248,019	Nil	209,647	Nil	Nil	Nil	Nil	457,666
Barnard	2023	90,000	Nil	Nil	Nil	Nil	Nil	Nil	90,000
President	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
and CEO(2)
Sead	2024	19,500	Nil	66,600	Nil	Nil	Nil	Nil	86,100
Hamzagic,	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former CFO(3)	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Baljinder	2024	108,900	Nil	131,029	Nil	Nil	Nil	Nil	239,929
Bhullar,	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former CFO(4)	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cyrus	2024	42,000	Nil	Nil	Nil	Nil	Nil	Nil	42,000
Driver(5)	2023	18,000	N/A	67,290	Nil	Nil	Nil	Nil	85,290
Former CFO	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Christina	2024	158,123	Nil	104,824	Nil	Nil	Nil	Nil	262,947
Barnard,	2023	40,000	Nil	Nil	Nil	Nil	Nil	Nil	40,000
COO(6)	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)

Represents the fair market value of the Foremost Options granted in the year under the Foremost Incentive Plan. All Foremost Options were issued fully vested. The fair value of Foremost Options granted is calculated as of the grant date using the Black-Scholes option pricing model.

(2)	Mr. Barnard was elected a director in September 2022 and appointed to CEO and President of the Company in December 2022.
(3)	Mr. Hamzagic was appointed as CFO of the Company in February 2024 and ceased to serve as CFO on August 15, 2024.
(4)	Ms. Bhullar was appointed as a CFO of the Company during the period September 2023 to February 2024.
(5)	Mr. Driver was appointed as CFO on January 1, 2023. Mr. Driver ceased to serve as CFO on September 6, 2023.
(6)	Ms. Barnard was appointed as COO of the Company on September 28, 2023.
(7)	No share-based awards were granted for the three (3) most recently completed financial years.

Incentive Plan Awards

(a)	Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year for each NEO and directors:

Name	Option-based Awards(1)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the- money options ($)(2)
Jason Barnard	40,000	6.60	9/06/2028	Nil
Sead Hamzagic	20,000	3.98	2/15/2029	Nil
Baljinder Bhullar	25,000	6.60	5/15/2024	Nil
Christina Barnard	20,000	6.60	9/06/2028	Nil
Douglas Mason Non-executive director	20,000	5.47	12/01/2026	Nil
Michael McLeod	8,000	13.75	09/06/2025	Nil
Non-executive director	17,000	9.00	12/02/2025	Nil
	7,500	6.60	09/06/2026	Nil
Johnathan More	20,000	12.75	09/02/2025	Nil
Non-executive director	5,000	9.00	12/02/2025	Nil
	7,500	6.60	09/06/2026	Nil
Andrew Lyons	20,000	9.00	12/02/2025	Nil
Non-executive director	7,500	6.60	09/06/2026
Christopher MacPherson	20,000	9.00	04/05/2024	Nil
Non-executive director	7,500	6.60	04/05/2024

Notes:

(1)	No share-based awards were outstanding at the end of the most recently completed financial year.
(2)	As at close of trading on March 28, 2024.

(b)	Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plan awards for each NEO and director for the financial year ended March 31, 2024:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation -- Value earned during the year(1) ($)
Jason Barnard	Nil	Nil	Nil
Sead Hamzagic	Nil	Nil	Nil
Baljinder Bhullar	Nil	Nil	Nil
Cyrus Driver	Nil	Nil	Nil
Christina Barnard	Nil	Nil	Nil

Notes:

(1)	As at close of trading on March 28, 2024.

Exercise of Compensation Securities by NEOs

No exercises of compensation securities by any NEO occurred during the financial year ended March 31, 2024.

Director Compensation

For a description of the compensation paid to the Company's NEO(s) who also act as directors, see the "Summary Compensation Table" above.

Directors' compensation at Foremost supports the Foremost Board's independent fiduciary role in guiding the Company's strategy to benefit Shareholders. It reflects the time, effort, and expertise required, while also aiming to attract and retain high-quality individuals.

The Foremost Compensation Committee regularly reviews director compensation levels and makes recommendations for the Foremost Board to consider. Non-executive director compensation includes both cash and incentive-based awards. Directors can elect to receive a portion of their cash fees in the form of DSUs under the Foremost Incentive Plan.

Under the New Compensation Program, non-executive directors receive a fixed annual cash retainer of $30,000 each, with the Chair of the Foremost Board receiving an additional $10,000. Chairs of the Foremost Board committees are entitled to an additional cash retainer of $5,000 per year with the exception of the Chair of the Audit Committee receiving an additional $10,000 cash retainer.

In addition to the cash retainer, each non-executive director is eligible for an annual share-based compensation grant, consisting of an equal mix of Foremost Options and RSUs, valued at $70,000. In recognition of the chair of the Foremost Board having greater responsibilities to the company, a $30,000 additional premium is placed providing a stock equity grant valued at $100,000 per year. Foremost Options are valued using a Black-Scholes calculation based on the Company's assumptions at the grant date, in accordance with the Foremost Incentive Plan. The value of Foremost RSUs is also determined under the Foremost Incentive Plan, based on the greater of (i) the market price of a Foremost Share on the grant date or (ii) an amount determined at the sole discretion of the Plan Administrator (being the Board of Directors).

The following tables sets out the information concerning the compensation paid by Foremost to each of the directors of Foremost for the fiscal year ending March 31, 2024. The NEDs for this period were Douglas Mason (Chair), Michael McLeod, Johnathan More, Andrew Lyons, and Christopher MacPherson.

Name	Fees Earned ($)	Option-based Awards ($)(1)(2)(3)	All Other Compensation ($)	Total Compensation ($)
Douglas Mason	20,000	75,500	Nil	95,500
Michael McLeod	56,000	32,531	Nil	88,531
Johnathan More	36,000	32,531	Nil	68,531
Andrew Lyons	36,000	32,531	Nil	68,531
Christopher MacPherson(4)	30,000	32,531	Nil	62,531

Notes:

(1)

Represents the fair value of Foremost Options granted in the year under the Foremost Incentive Plan. All Foremost Options were issued fully vested. The fair market value of the Foremost Options granted was calculated as of the grant date using the Black-Scholes option pricing model.

(2)	No share-based awards were granted to directors of the Company during the year ended March 31, 2024.
(3)	No pension related compensation was paid for the year ended March 31, 2024.
(4)	Mr. MacPherson ceased to be director on January 25, 2024, when he did not stand for re-election.

Incentive Plan Awards

See "Incentive Plan Awards" above for information concerning the share-based and option-based awards outstanding at the end of the most recently completed financial year for each director.

Exercise of Compensation Securities by NEDs

No exercises of compensation securities by any NED of the Company occurred during the financial year ended March 31, 2024.

Additional Compensation Disclosure

Pension Disclosure

The Company does not have any pension, retirement, defined benefit, defined contribution or deferred compensation plans that provides for payments or benefits to its directors and NEOs at, following, or in connection with retirement and none are proposed at this time.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Foremost Shares from March 31, 2019 to March 31, 2024, with a cumulative total shareholder return to the CSE Composite Index over the same period.

Employment, Consulting and Management Agreements

The Company has entered into the following employment, consulting and management agreements with Jason Barnard, Christina Barnard and Dong Shim (collectively, the "Executive Contracts").

Jason Barnard

On May 10, 2023, the Company entered into an executive employment agreement with Jason Barnard to continue serving as CEO and President. His annual compensation was initially set at $180,000. The agreement included a provision for his base salary to increase to $270,000 upon the successful listing of the Foremost Shares on NASDAQ, which was achieved on August 24, 2023. Following GGA's review of Foremost's compensation structure, the Foremost Board approved a recommendation from the Compensation Committee to raise Mr. Barnard's base salary to $300,000, effective April 1, 2024. Additionally, Mr. Barnard's agreement allows for equity compensation at the sole discretion of the Foremost Board. The Company will reimburse him for reasonable travel and business expenses incurred while performing his duties. Mr. Barnard may terminate the agreement with two (2) months' notice, while the Company may terminate him at any time. If the Company terminates him without just cause, he will receive a severance payment equal to twelve (12) months of his base salary at the time of termination. Should the Company terminate him within twelve (12) months following a change in control, the severance payment will increase to twenty-four (24) months of his annual base salary.

Christina Barnard

On May 10, 2023, the Company also entered into an executive employment agreement with Christina Barnard to continue as Vice President of Operations, with her annual compensation initially set at $120,000. The agreement included a provision for her base salary to increase to $168,000 upon the successful listing of the Foremost Shares on NASDAQ, which was achieved on August 24, 2023. On September 28, 2023, Christina Barnard was appointed COO, a role that did not affect her compensation under her employment agreement. Following GGA's compensation analysis, the Foremost Board approved a recommendation from the Compensation Committee to raise Ms. Barnard's base salary to $250,000, effective April 1, 2024. Additionally, Ms. Barnard's agreement allows for equity compensation at the sole discretion of the Foremost Board, and the Company will reimburse her for reasonable travel and business expenses incurred in her role. Ms. Barnard may terminate her agreement with eight (8) weeks' notice, while the Company may terminate her at any time. If terminated without just cause, she will receive a severance payment equal to twelve (12) months of her base salary at the time of termination. If terminated within twelve (12) months of a change in control, her severance will be equivalent to twenty-four (24) months of her annual base salary.

Dong Shim

On August 15, 2024, the Company entered into a consulting agreement with Dong Shim to serve as CFO, with a consulting fee of $7,500 per month. The agreement also allows for the possibility of equity compensation at the sole discretion of the Foremost Board. Additionally, the Company will reimburse Mr. Shim for reasonable expenses related to his duties. Either party may terminate the agreement for any reason with 60 days' prior written notice. If the Company terminates the agreement within twelve (12) months following a change in control, Mr. Shim will receive a severance payment equal to three (3) months of his consulting fee at that time. The Company has also agreed to indemnify Mr. Shim against certain liabilities and expenses arising from claims related to his position as an officer.

Sead Hamzagic (Agreement terminated on August 15, 2024)

On February 1, 2024, the Company entered into a consulting agreement with Sead Hamzagic through a consulting contract to serve as CFO, providing for consulting fee of $6,000 a month. The consulting agreement also provides that he is eligible to be granted equity compensation at the sole discretion of the Foremost Board. In addition, the Company will reimburse Mr. Hamzagic for reasonable expenses in connection with the performance of his duties. Either party to the consulting agreement may terminate the agreement for any reason, at any time, with ninety (90) days' prior written notice. In the event of termination by the Company within twelve (12) months following a change in control, the Company has agreed to pay to Mr. Hamzagic as severance, a lump sum payment in the amount equal to six (6) months of his consulting fee at that time. The Company has also agreed to indemnify Mr. Hamzagic against certain liabilities and expenses incurred in connection with claims made by reason of his being an officer. Mr. Hamzagic's consulting agreement was terminated effective August 15, 2024.

Foremost Incentive Plan

The following is a summary of certain provisions of the Foremost Incentive Plan, as amended by the Foremost Incentive Plan Resolution. This description is intended as a summary only and is qualified in its entirety by the full text of the Foremost Incentive Plan, as amended, a copy of which is attached hereto as Schedule "C".

Summary of Material Terms

Shares Subject to the Foremost Incentive Plan

The Foremost Incentive Plan is a fixed number share plan which provides that the aggregate maximum number of common shares, being the Foremost Shares, that may be issued upon the exercise or settlement of Foremost Awards granted under it shall not exceed 1,500,000 Foremost Shares (pursuant to approval of the Foremost Incentive Plan Resolution) subject to the adjustment provisions provided for therein (including those that apply in the event of a subdivision or consolidation of Foremost Shares). Such maximum number of Foremost Shares consists of: (i) 1,183,000 Foremost Shares that may be issued under the plan, assuming approval at the Meeting of the amendment to the Foremost Incentive Plan increasing the total number of Foremost Shares to 1,500,000. If the amendment is not approved, there would be 532,000 additional Foremost Shares available for issuance under the current plan.

Administration of the Foremost Incentive Plan

The Foremost Board is the administrator of the Foremost Incentive Plan (the "Plan Administrator"). To the extent permitted by applicable law, the Foremost Board may, from time to time, delegate to a committee of the Foremost Board all or any of the powers conferred on the Plan Administrator pursuant to the Foremost Incentive Plan, including the power to sub-delegate to any member(s) of such committee or any specified officer(s) of the Company or its subsidiaries all or any of the powers delegated by the Foremost Board. In such event, the committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive Awards under the Foremost Incentive Plan , the time or times at which Awards may be granted, the conditions under which Awards may be granted or forfeited to the Company, the number of Foremost Shares to be covered by any Foremost Award, the exercise price of any Foremost Award, whether restrictions or limitations are to be imposed on the Foremost Shares issuable pursuant to grants of any Foremost Award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any Foremost Award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the Foremost Incentive Plan and may adopt guidelines and other rules and regulations relating to the Foremost Incentive Plan and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Foremost Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the Foremost Incentive Plan. The extent to which any such individual is entitled to receive a grant of a Foremost Award pursuant to the Foremost Incentive Plan will be determined at the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Foremost Options, RSUs, PSUs and DSUs may be made under the Foremost Incentive Plan. All of the Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Foremost Incentive Plan and will generally be evidenced by a Foremost Award agreement. In addition, subject to the limitations provided in the Foremost Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of Awards, cancel or modify outstanding Awards and waive any condition imposed with respect to Awards or Foremost Shares issued pursuant to Awards.

Foremost Options

A Foremost Option entitles the holder thereof to purchase a prescribed number of Foremost Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the greater of the closing market price of the Shares on (i) the trading day prior to the date of grant of the Foremost Options; and (ii) the date of grant of the Foremost Options. Subject to any accelerated termination as set forth in the Foremost Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator has the authority to determine the vesting terms applicable to grants of Foremost Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, Foremost Award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Foremost Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Foremost Award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Foremost Option to the Company (a "Cashless Exercise") in consideration for an amount from the Company equal to (i) the volume weighted average closing price of the Foremost Shares on NASDAQ for the five (5) trading days immediately preceding the date of grant (the "Market Price") of the Foremost Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Foremost Shares (the "In-the-Money Amount") by written notice to the Company indicating the number of Foremost Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Foremost Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Foremost Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

A RSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one (1) common share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Foremost Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year.

The number of RSUs (including fractional RSUs) granted at any particular time under the Foremost Incentive Plan will be calculated by dividing: (a) the amount that is to be paid in RSUs, as determined by the Plan Administrator; by (b) the greater of (i) the Market Price of a common share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator has the authority to determine the settlement and any vesting terms applicable to the grant of RSUs, provided that the terms applicable to RSUs granted to U.S. taxpayers comply with Section 409A of the U.S. Tax Code, to the extent applicable. Upon settlement, holders will redeem each vested RSU for one fully paid and non-assessable common share in respect of each vested RSU.

Performance Share Units

The Plan Administrator may, from time to time, subject to the provisions of the Foremost Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of services rendered by the applicable participant in a taxation year. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant's service and the settlement terms pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award agreement.

The Plan Administrator has the authority to determine the settlement and any vesting terms applicable to the grant of PSUs, provided that the terms applicable to PSUs granted to U.S. taxpayers comply with Section 409A of the U.S. Tax Code, to the extent applicable. Upon settlement, holders will redeem each vested PSU for one fully paid and non-assessable common share in respect of each vested PSU.

Deferred Share Units

The Foremost Board may fix from time to time a portion of the Director's Fees (including annual retainer) paid by the Company to a director in a calendar year that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the Foremost Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular Foremost Award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing: (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator; by (b) the Market Price of a common share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one (1) fully paid and non-assessable common share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Foremost Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per common share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular Foremost Award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Foremost Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the Awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend; by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event a Foremost Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such Foremost Award will be the date that is ten (10) business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the Foremost Incentive Plan does not stipulate a specific term for Awards granted thereunder, as discussed below, Awards may not expire beyond ten (10) years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All Awards must vest and settle in accordance with the provisions of the Foremost Incentive Plan and any applicable Award agreement, and which Award agreement may include an expiry date for a specific Award.

Termination of Employment or Services

The following describes the impact of certain events upon the participants under the Foremost Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant's applicable employment agreement, Award agreement or other written agreement:

(a)

Termination for Cause or upon Termination: Any Foremost Option or other Award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the Foremost Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

(b)

Termination without Cause: A portion of any unvested Foremost Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Foremost Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Foremost Options or other Awards were originally scheduled to vest. Any vested Foremost Options may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the date that is ninety (90) days after the Termination Date. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within ninety (90) days after the Termination Date.

(c)

Disability: A portion of any unvested Foremost Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Foremost Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Foremost Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Option may be exercised by the participant at any time until the expiry date of such Option. Any vested Award other than an Option will be settled within ninety (90) days after the Termination Date.

(d)

Death: A portion of any unvested Foremost Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Foremost Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Foremost Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the participant's beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the first anniversary of the date of the death of such participant. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled with the participant's beneficiary or legal representative (as applicable) within ninety (90) days after the date of the Participant's death.

(e)

Retirement: A portion of any unvested Foremost Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Foremost Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Foremost Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the third anniversary of the participant's date of retirement. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within ninety (90) days after the participant's retirement.

Notwithstanding the foregoing, if, following their retirement, the participant commences on the Commencement Date (as defined in the Foremost Incentive Plan ) employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any Option or other Award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the Foremost Incentive Plan, except as may be set forth in an employment agreement, Award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)

the Plan Administrator may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause: (i) the conversion or exchange of any outstanding Awards into or for rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control (as defined below); (ii) outstanding Awards to vest and become exercisable, realizable or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of a Change in Control (as defined below), and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the participant's rights as of the date of the occurrence of the transaction; (iv) the replacement of such Award with other rights or property selected by the Foremost Board in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing; provided that: (A) in taking any of the foregoing actions), the Plan Administrator will not be required to treat all Awards similarly in the transaction; and (B) in the case of Foremost Options, RSUs and PSUs held by a Canadian taxpayer, the Plan Administrator may not cause the Canadian taxpayer to receive any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a "mutual fund trust" (as defined in the Tax Act) of the Company or a "qualifying person" (as defined in the Tax Act) that does not deal at arm's length (for purposes of the Tax Act) with the Company, as applicable, at the time such rights are issued or granted;

(b)

if within twelve (12) months following the completion of a transaction resulting in a Change in Control, a participant's employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the Foremost Incentive Plan), without any action by the Plan Administrator:

(a)	any unvested Awards held by the participant at the Termination Date shall immediately vest; and

(b)

any vested Awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (i) the expiry date of such Award; and (ii) the date that is ninety (90) days after the Termination Date. Any Award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled; and

(c)

unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Foremost Shares will cease trading on NASDAQ, the Company may terminate all of the Awards (other than an Option, RSU or PSU held by a participant that is a resident of Canada for the purposes of the Tax Act) at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. taxpayers will be settled within ninety (90) days of the Change in Control.

Subject to certain exceptions, a "Change in Control" includes: (i) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Foremost Shares; (ii) the sale of all or substantially all of the Company's assets; (iii) the dissolution or liquidation of the Company; (iv) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise; (v) individuals who comprise the Foremost Board at the last annual meeting of shareholders (the "Incumbent Board") cease to constitute at least a majority of the Foremost Board, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board; or (vi) any other event which the Board of Directors determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by peration of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon the death of a participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one (1) year from the participant's death.

Amendments to the Foremost Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Foremost Shares, amend, modify, change, suspend or terminate the Foremost Incentive Plan or any Awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that: (a) no such amendment, modification, change, suspension or termination of the Foremost Incentive Plan or any Award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Foremost Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements; and (b) any amendment that would cause an Award held by a U.S. Taxpayer to be subject to the income inclusion under Section 409A of the U.S. Tax Code shall be null and void ab initio.

Notwithstanding the above, and subject to the NASDAQ Listing Rules, the approval of shareholders is required to make effective any of the following amendments to the Foremost Incentive Plan:

(a)

increasing the number of Foremost Shares reserved for issuance under the Foremost Incentive Plan, except pursuant to the provisions in the Foremost Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)

reducing the exercise price of an option Award (for this purpose, a cancellation or termination of an Award of a participant prior to its expiry date for the purpose of reissuing an Award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Award) except pursuant to the provisions in the Foremost Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(c)

extending the term of a Foremost Option beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within ten (10) Business Days following the expiry of such a blackout period);

(d)

extending the term of a Foremost Option beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within ten business days following the expiry of such a blackout period);

(e)	permitting a Foremost Option to be exercisable beyond ten (10) years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of directors;

(g)	permitting Awards to be transferred to a person;

(h)	changing the eligible participants; and

(i)	deleting or reducing the range of amendments which require approval of the Shareholders.

Except for the items listed above, amendments to the Foremost Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of a Foremost Award; (b) amending the provisions for early termination of Awards in connection with a termination of employment or service; (c) adding covenants of the Company for the protection of the participants; (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides; and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards granted to them.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (column (a))	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (4)
Equity compensation plans approved by securityholders	317,000	$6.97	1,183,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	317,000	$6.97	1,183,000

Notes:

(1)

Based on the assumption that the fixed number of Foremost Shares that may be issued pursuant to the exercise of Foremost Awards granted under the Foremost Incentive Plan be increased from 850,000 to 1,500,000.

AUDIT COMMITTEE

NI 52-110 requires the Company to disclose annually in its Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. Such disclosure is set forth below.

Foremost Audit Committee Charter

The primary function of the Foremost Audit Committee is to assist the Foremost Board in fulfilling its financial oversight responsibilities. The Foremost Audit Committee will review and consider in consultation with the auditor the financial reporting process, the system of internal control and the audit process.

The Foremost Audit Committee Charter is attached as Schedule "E" to this Circular.

Composition of Audit Committee

As at the date hereof, the Foremost Audit Committee is comprised of Douglas Mason (Chairman), Johnathan More and Michael McLeod.

NI 52-110 provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Foremost Board,reasonably interfere with the exercise of the member's independent judgment. As the Company is a venture issuer, the Company is exempt from the Foremost Audit Committee composition requirements in NI 52-110 which require all Foremost Audit Committee members to be independent. All the members of the Foremost Audit Committee are all considered to be independent, and also satisfy the "independence" requirements of Rule 10A-3 under the Exchange Act and NASDAQ Listing Rule 5605(c)(2).

NI 52-110 provides that an individual is "financially literate" if they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. All of the members of the Foremost Audit Committee are financially literate as that term is defined.

Relevant Education and Experience

Each member of the Foremost Audit Committee has adequate education and experience that is relevant to their performance as a Foremost Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)

an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals, and reserves;

(b)

experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Company's financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

Doug Mason (Chairman) has served as a senior officer and director for a number of public companies, with extensive experience in financing and acquisitions. He has 30+ years of extensive capital markets experience. Mr. Mason was the President and CEO of Clearly Canadian Beverage Corporation, a producer of premium beverage products, from 1988 to 2005. He has been past a member of the audit committee of BevCanna Enterprises Inc, and Bethlehem Mining Corp. Mr. Mason is currently the Chairman of the board of directors and CEO of Magnum Goldcorp Inc, holding the position since November 2013.

Johnathan More has over 28 years of experience in global capital markets, with a focus on the natural resource sector. During his tenure at Canaccord Genuity, which began in 1998, he achieved numerous milestones and retired in 2008 as Vice President and Advisor. He currently serves as Chairman and CEO of Starr Peak Mining Ltd. and has previously been a member of its audit committee. Mr. More is also the Chairman of Power Metals Corp., a position he has held for over 10 years, and was its past president. Additionally, since January 2020, he has been serving as Chairman and Director of Superior Mining International Corp.

Michael McLeod is a retired Senior Director of Morrow Sodali, a prominent provider of strategic advice and shareholder engagement services both in Canada and internationally. Mr. McLeod previously served as Senior Vice President at Gryphon Advisors Inc. from November 2019 to December 2021. Additionally, Mr. McLeod held the position of Vice President at DF King and AST Trust Company of Canada from 2010 to 2019, where he continued to offer strategic advice and shareholder engagement services. He has been a long-standing member of the Canadian Investor Relations Institute and the Governance Professionals of Canada.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year ended March 31, 2024, was a recommendation of the Foremost Audit Committee to nominate or compensate an external auditor not adopted by the Foremost Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year ended March 31, 2024, has the Company relied on the exemption in Section 2.4 of NI 52-110 – Audit Committees (De Minimis Non-audit Services), the exemption in Section 6.1.1(4) (Circumstances Affecting the Business or Operations of the Venture Issuer), the exemption in subsection 6.1.1(5) (Events Outside Control of Member), the exemption in subsection 6.1.1(6) (Death, Incapacity or Resignation), or an exemption, in whole or in part, granted under Part 8 of NI 52-110.

The Company complies with corporate governance requirements of the NASDAQ Listing Rules. The Company is a "foreign private issuer" ("FPI") as defined under Rule 3b-4 promulgated under the Exchange Act. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of the NASDAQ Listing Rules and may follow home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3) and the requirement to distribute annual and interim reports set forth in Rule 5250(d). The Company has reviewed the NASDAQ corporate governance requirements and confirms that the Company is in compliance with the NASDAQ corporate governance standards in all significant respects.

Pre-approval Policies and Procedures

The Foremost Audit Committee must approve all non-audit and non-tax services to be provided to the Company or its subsidiary entities, unless such non-audit and non-tax services are reasonably expected to constitute not more than twenty percent (20%) of the total fees paid by the Company to the external auditor during the particular fiscal year. The Foremost Audit Committee shall have the authority to delegate approval-granting authority to pre-approve non-audit services by the external auditor to one or more of committee members.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditor in each of the last two (2) financial years with respect to the Company, by category, are as follows:

Financial Year Ended March 31	Audit Fees(1) ($)	Audit Related Fees(2) ($)	Tax Fees(3) ($)	All Other Fees(4) ($)
2024	133,700	125,693	Nil	Nil
2023	25,816	112,335	Nil	Nil

Notes:

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation and fees associated with the Company's up-listing on the NASDAQ.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

The following is a summary of Foremost's corporate governance disclosure required by Form 58-101F1 of NI 58-101.

National Policy 58-201 - Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. Foremost Board is committed to sound corporate governance practices and believes the Company's corporate governance practices are appropriate and effective for the Company given its current size.

Corporate governance encourages establishing a reasonable degree of independence of the Foremost Board from executive management and the adoption of policies to ensure the Foremost Board recognizes the principles of good management. The Foremost Board is committed to sound corporate governance practices, as such practices are both in the interests of Shareholders and help to contribute to effective and efficient decision-making and believes the Company's corporate governance practices are appropriate and effective for the Company given its current size.

Board of Directors

The Foremost Board is currently composed of six (6) directors, four (4) of whom are independent directors within the meaning of NI 58-101. NI 52-110 provides that a director is independent if they have no direct or indirect "material relationship" with the company. "Material relationship" is defined as a relationship which could, in the view of the Foremost Board, be reasonably expected to interfere with the exercise of a director's independent judgment. In addition, under NI 52-110, an individual who is, or has been within the last three (3) years, an employee or executive officer of an issuer, is deemed to have a "material relationship" with the issuer. Under NASDAQ Listing Rule 5605(a)(2), an independent director is a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Based on the information provided by each director concerning their background, employment and affiliations, the Foremost Board has determined that of the six (6) proposed director nominees, Jason Barnard and Andrew Lyons are not considered to be "independent" within the meaning of applicable securities laws and stock exchange rules. The remaining majority of proposed directors, Johnathan More, David Cates, Amanda Willett and Douglas Mason are considered by the Foremost Board to be "independent" within the meaning of NI 52-110.

Directorships

Certain of the Company's directors are also directors of other reporting issuers (or the equivalent) in a Canadian jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other Reporting Issuer (or the equivalent)
Johnathan More	Starr Peak Mining Ltd. Power Metals Corp. Superior Mining International Corporation
Douglas L. Mason	Magnum Goldcorp Inc.
David Cates	Denison Mines Corp. Skyharbour Resources Ltd.

Note:

(1)	The information in the table above as to other directorships is not within the knowledge of management of the Company and has been furnished by the respective directors.

Foremost does not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Director Attendance

Director	Number of meetings attended for the year ended March 31, 2024
	Board	Committee
Douglas Mason	3 of 7(1)	1 of 1
Jason Barnard	7 of 7	N/A
Michael McLeod	7 of 7	5 of 5
Johnathan More	5 of 7	3 of 5
Andrew Lyons	6 of 7	N/A
Christopher MacPherson	3 of 4	3 of 3

Note:

(1)	Doug Mason was appointed on December 4, 2024, and attended all board meetings subsequent to his appointment.

Orientation and Continuing Education

Foremost Board does not have a formal orientation or education program for its member. The Foremost Board considers this to be appropriate, given the Company's size and current limited operations.

New directors are briefed on strategic plans, corporate objectives, business risks and mitigation strategies and existing company policies and have the opportunity to become familiar with the Company by meeting with the other directors and with the executive officers and technical advisors. Orientation activities are tailored to the needs and experience of each director and the overall needs of the Foremost Board. The Foremost Board and the proposed nominees are comprised of individuals with varying backgrounds, who have, both collectively and individually, experience in running and managing public companies. Foremost Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Members of the Foremost Board have full access to the Company's records.

Position Descriptions

The Foremost Board has not adopted written position descriptions for the Chief Executive Officer, the Chairman of the Foremost Board or the chairman of the Foremost Audit Committee delineating the roles and responsibilities inherent to the position being fulfilled. Generally, the Chair of the Foremost Audit Committee is charged with fulfilling the mandate as contained in the Foremost Audit Committee Charter and is given the specific written authority to execute the business of the Audit Committee as outlined and approved by the Foremost Board. The chair of the Foremost Audit Committee is charged with the responsibility of reviewing and, if necessary, changing and adapting the Audit Committee Charter to respond to developing issues and presenting the changed charter to the Foremost Board for approval. The chair of the Foremost Audit Committee organizes the meetings of the Foremost Audit Committee, develops and circulates agendas, conducts the meetings, records minutes, and follows-up on outstanding Foremost Audit Committee business. The chair of the Foremost Audit Committee reports to the Foremost Board on each meeting of the Foremost Audit Committee and makes recommendations for specific actions and decisions. The Chief Executive Officer's primary role is to manage the Company in an effective, efficient and forward-looking way and to fulfil the priorities, goals and objectives determined by the Foremost Board in the context of the Company's strategic plans, budgets and responsibilities specifically detailed with a view to increasing shareholder value.

Ethical Business Conduct

On January 5, 2023, the Foremost Board adopted a Code of Business Conduct and Ethics which complies with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002, and any regulations promulgated thereunder by the SEC, and also provides for an enforcement mechanism as required by NASDAQ Listing Rule 5610. The Code of Business Conduct and Ethics applies to the Company's directors, CEO, CFO and all other employees of the Company. The Foremost Board is responsible for monitoring compliance with the Code of Business Conduct and Ethics. A copy of the complete text of the Code of Business Conduct and Ethics can be viewed on the Company's website at https://foremostcleanenergy.com/images/pdf/Governance_Documents/2023/Code_of_Conduct.pdf.

Nomination of Directors

Corporate Governance and Nominating Committee

On January 5, 2023, the Foremost Board adopted a CG&N Committee Charter that complies with the requirements of NASDAQ Listing Rule 5605(e)(2) and established a CG&N Committee which operates under its CG&N Committee Charter. The CG&N Committee is currently comprised of Michael McLeod (Chair), Douglas Mason and Johnathan More. The CG&N Committee is responsible for, among other things: (i) identifying qualified individuals to become members of the Foremost Board, consistent with criteria approved by the Foremost Board, (ii) determining the composition of the Foremost Board and its committees, (iii) selecting the director nominees for the next annual meeting of Shareholders, (iv) monitoring a process to assess Foremost Board, committee and management effectiveness, (v) aiding and monitoring management succession planning, and (vi) developing, recommending to the Foremost Board, implementing and monitoring policies and processes related to the Company's corporate governance guidelines.

The CG&N Committee identifies candidates for election to the Foremost Board through various methods. These include soliciting suggestions from members of the Foremost Board, executives, individuals personally known to members of the Foremost Board, and conducting additional research. Occasionally, the CG&N Committee also engages one (1) or more third-party search firms to assist in identifying suitable candidates.

In making director recommendations, the CG&N Committee considers some or all of the following factors: (i) the candidate's judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate's experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair their independence; and (v) the candidate's ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual's experience, perspective, skills and knowledge of the industry in which we operate.

Director Compensation

See "Statement of Executive Compensation" in this Circular for a discussion on the compensation policies and procedures for the directors of the Company.

Diversity of the Board and Senior Management

The Company has not adopted a formal written policy regarding the diversity of the Foremost Board or senior management. The Company does not believe a formal policy would increase the representation of designated groups beyond how the Company currently nominates and appoints individuals to the Foremost Board and senior management. The Company considers all qualified individuals for each position that may arise.

While the Company believes that nominations to the Foremost Board and appointments to senior management should be based on merit, the Company recognizes that diversity supports balanced debate and discussion which, in turn, enhances decision-making and the level of representation of members of Designated Groups (as defined under the Employment Equity Act) is one factor taken into consideration during the search process for directors and members of the senior management.

In assessing potential directors and members of the senior management, the Company focuses on the skills, expertise, experience and independence which the Company requires to be effective. Due to the small size of the Foremost Board and the management team, and the stage of development of the Company's business, the Foremost Board believes that the qualifications and experience of proposed new directors and members of senior management should remain the primary consideration in the selection process. The Company will include diversity (including the level of representation of members of Designated Groups) as a factor in its future decision-making when identifying and nominating candidates for election or re-election to the Foremost Board and for senior management positions.

Director Term Limits and Other Mechanism of Board Renewal

The Company has not adopted term restrictions for directors or other mechanism of Foremost Board renewal that would limit the time an individual could serve on the Foremost Board. Imposing a term limit would require the Company to remove an individual that has acquired an extensive knowledge and understanding of the operations of the Company. Accordingly, the Company believes that removing an individual solely on length of service would not benefit the shareholders of the Company. Each member of the Foremost Board is put forth, for election or re-election, to Shareholders annually.

Representation of Designated Groups among the Foremost Board and Senior Management

As of the date hereof, there are no members of a Designated Group that hold a position on the Foremost Board or among senior management.

Other Board Committees

The Foremost Board has no committees other than the Foremost Audit Committee, the Foremost Compensation Committee and the Foremost CG&N Committee.

Assessments

The Foremost Board monitors but does not formally assess the effectiveness and contribution of the Foremost Board, its committees and individual members of the Foremost Board. To date, the Foremost Board has satisfied itself, through informal discussions that the Foremost Board, its committees and individual members of the Foremost Board are performing effectively.

The Foremost Board believes its corporate governance practices are appropriate and effective for the Company, given its size and operations. The Company's corporate governance practice allows the Company to operate efficiently, with checks and balances that control and monitor management and corporate functions without excessive administrative burden.

INFORMATION CONCERNING FOREMOST POST-ARRANGEMENT

For further information concerning Foremost post-Arrangement, see Schedule "J" to this Circular. Additional information relating to Foremost is available on SEDAR+ at www.sedarplus.ca.

INFORMATION CONCERNING SPINCO POST-ARRANGEMENT

For further information concerning Spinco post-Arrangement, see Schedule "K" to this Circular.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

Other than "routine indebtedness" as defined in applicable securities legislation, since the beginning of the financial year ended March 31, 2024, none of:

(a)	the executive officers, directors, employees and former executive officers, directors and employees of the Company or any of its subsidiaries;

(b)	the proposed nominees for election as a director of the Company; or

(c)	any associates of the foregoing persons;

is or has been indebted to the Company or any of its subsidiaries or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, and which was not entirely repaid on or before the date of this Circular.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as disclosed herein, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the approval of the Foremost Incentive Plan, all described in this Circular.

Interest of Informed Persons in Material Transactions

Other than as set forth in this Circular or as disclosed in the Company's financial statements, no informed person of the Company, or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

An "informed person" means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than ten percent (10%) of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Shares.

Additional Information

You may obtain copies of the documents incorporated by reference, including the Foremost Annual Financial Statements and related MD&A, Foremost Interim Financial Statements and related MD&A and the Arrangement Agreement upon request to the Company's Corporate Secretary. If you are a Shareholder, there will be no charge to you for these documents. You can also find these documents as well as additional information relating to the Company on its website or on SEDAR+ profile atwww.sedarplus.ca.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Circular have been approved and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies has been authorized by the Foremost Board.

DATED at Vancouver, British Columbia, this 12th day of November, 2024.

BY ORDER OF THE BOARD

FOREMOST CLEAN ENERGY LTD.

/s/ "Jason Barnard"

Jason Barnard

President, Chief Executive Officer and Director

SCHEDULE "A"

GLOSSARY OF TERMS

(See attached)

''A''-1

Glossary of Terms

In this Circular, the following capitalized words and term shall have the following meanings:

"Arrangement" means the arrangement of Foremost under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or the Arrangement Agreement or made at the direction of the Court in the Final Order deemed acceptable to Foremost.

"Arrangement Agreement" means the arrangement agreement dated as of July 29, 2024, as amended and restated arrangement as of November 4, 2024 between Foremost and Spinco, as it may be further amended or modified from time to time.

"Arrangement Resolution" means the special resolution of the Shareholders to approve the Arrangement, as required by the Interim Order, in substantially the form as set out in Schedule "B" to this Circular.

"Athabasca Uranium Properties" means the ten (10) exploration uranium properties spanning proximately 332,378 acres/134,509 hectares within the Athabasca Basin, Saskatchewan.

"BCBCA" means the Business Corporations Act (British Columbia).

"Blackwing Property" means the exploration uranium property spanning two (2) claims across 25,753 acres/10,422 hectares on the north edge of the Athabasca Basin, Saskatchewan.

"Broadridge" means Broadridge Financial Solutions, Inc.

"Business Day" means a day which is not a Saturday, Sunday or statutory holiday in the city of Vancouver, British Columbia, Canada.

"CEO" means chief executive officer.

"CFO" means chief financial officer.

"CG&N Committee" means the corporate governance and nominating committee of Foremost.

"CG&N Committee Charter" means the charter of the CG&N Committee adopted by the Foremost Board.

"Circular" means this management information circular dated November 12, 2024, together with all schedules, appendices and exhibits hereto and documents incorporated by reference herein, as amended, supplemented or otherwise modified from time to time.

"CLK Property" means the exploration uranium property spanning two (2) claims across 25,753 acres/10,422 hectares on the north edge of the Athabasca Basin, Saskatchewan.

"Company" or "Foremost" means Foremost Clean Energy Ltd. (previously Foremost Lithium Resource Ltd.) a corporation currently existing under the BCBCA.

"COO" means chief operating officer.

"Court" means the Supreme Court of British Columbia.

"CRA" means the Canada Revenue Agency.

"CSE" means the Canadian Securities Exchange.

"Davidson & Company" means Davidson & Company LLP, Chartered Professional Accountants.

"Denison" means Denison Mines Corp.

"Denison Investor Rights Agreement" means the investor agreement dated October 4, 2024 entered into between Denison and Foremost in connection with the Denison Option Agreement.

"Denison Loan Purchase and Assignment Agreement” means the loan purchase and Assignment agreement dated October 4, 2024, between Denison, Foremost and Christina and Jason Barnard.

"Denison Option Agreement" means the option agreement between Foremost and Denison dated September 23, 2024, pursuant to which Denison granted Foremost an option to acquire up to a 70% interest in the Athabasca Uranium Properties.

"Depositary" means Odyssey Trust Company or such other depositary as Foremost may determine.

"Dissent Procedures" has the meaning given to it under the heading "Dissent Rights" in the Circular.

"Dissent Rights" means the rights of dissent granted in favour of a registered Shareholder in accordance with Article 5 of the Plan of Arrangement.

"Dissenting Shareholder" means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures and whose Dissent Rights remain valid immediately prior to the Effective Time, but only in respect of the Foremost Shares in respect of which Dissent Rights are validly exercised by such Shareholder.

"Dissenting Shares" means Foremost Shares outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights.

"Distribution Record Date" means the close of business on the Business Day immediately preceding the Effective Date or such other date determined by Foremost for the purpose of determining the Shareholders entitled to receive New Foremost Shares and Spinco Shares pursuant to the Plan of Arrangement or such other date as the Foremost Board may select.

"DSU" means a deferred share unit.

"Effective Date" means the second (2nd) Business Day after the date on which Foremost and Spinco have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with Section 5.1 of the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement and the Final Order have been delivered.

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time on the Effective Date as may be mutually agreed by Foremost and Spinco.

"Epp Lake Property" means the exploration uranium property spanning two (2) claims across 2,137 acres/865 hectares on the southeastern edge of the Athabasca Basin, Saskatchewan.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"Phase 1 Exploration Program" means the initial 12-month phase 1 exploration program to be conducted on the Winston Property that will include soil sampling, geological mapping to further assess visual targets, expansion of the footprint of the known mineralization by detailed geologic mapping and study of the exposed veins and alteration zones and work towards building a 3D computer model of the vein system to assist with drill targeting.

"FHSA" means the First Home Savings Account, as defined by the CRA.

"Final Order" means the final order of the Court pursuant to Section 291 of the BCBCA approving the Plan of Arrangement, as such order may be amended by the Court (with the consent of Foremost and Spinco, acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of Foremost and Spinco, acting reasonably) on appeal.

"Foremost Advisory Board" means Foremost's advisory board, consisting of Johnathan More, Michael McLeod, and Jody Dahrouge.

"Foremost Annual Financial Statements" means the audited financial statements of Foremost for the financial years ended March 31, 2024 and 2023, together with the auditors' report thereon and the notes thereto.

"Foremost Articles" means the articles of Foremost, as amended on December 2, 2022.

"Foremost Audit Committee" means the audit committee of Foremost.

"Foremost Awards" means the Foremost Options, Foremost RSUs, Foremost PSUs and Foremost DSUs issuable under the Foremost Incentive Plan.

"Foremost Board" means the board of directors of Foremost.

"Foremost Class A Common Shares" means the Foremost Shares, as constituted upon being renamed and redesignated as "Class A common shares without par value" pursuant to the Plan of Arrangement.

"Foremost Compensation Committee" means the compensation committee of Foremost.

"Foremost DSUs" means a deferred share unit granted pursuant to the Foremost Incentive Plan, each entitling the holder on the redemption thereof to acquire such number of Foremost Shares specified in the applicable award agreement.

"Foremost Incentive Plan" means the stock incentive plan of Foremost adopted on December 12, 2023.

"Foremost Interim Financial Statements" means the unaudited condensed interim consolidated financial statements of the Company for the three months ended on June 30, 2024 and 2023, together with the notes thereto.

“Foremost Loan” means the loan in the amount of $520,000, means the promissory note issued by Spinco to Foremost in the amount of $520,000, as such amount may be increased on or before the Effective Date to account for incremental third-party expenses incurred by Spinco associated with the Arrangement, to be advanced by Foremost to Spinco, the issuance of which is a condition to closing of the Arrangment.

"Foremost Options" means the options of Foremost, each entitling the holder to acquire one (1) Foremost Share at the applicable exercise price which are outstanding immediately prior to the Effective Time.

“Foremost Promissory Note” means the promissory note dated November 5, 2024 issued by Spinco to Foremost in the amount of $520,000, as such amount may be increased on or before the Effective Date to account for incremental third-party expenses incurred by Spinco associated with the Arrangement, which is due and payable in full on November 5, 2027, with interest thereon from the date that is four (4) months from the Effective Date, payable on the unpaid principal at the rate of eight-point-nine-five percent (8.95%) per year, compounded monthly, with interest payments commencing on December 1, 2025.

"Foremost PSUs" means a performance share unit to be granted by Foremost to a holder of a Foremost PSU pursuant to the Plan of Arrangement.

"Foremost Replacement Option" means an option to acquire one (1) New Foremost Share to be issued by Foremost to a holder of a Foremost Option pursuant to the Plan of Arrangement.

"Foremost Replacement RSU" means a restricted share unit granted pursuant to the Foremost Incentive Plan, each entitling the holder on the redemption thereof to acquire such number of Foremost Shares specified in the applicable award agreement..

"Foremost Retained Interest" means Foremost's retained interest in Spinco of approximately 19.95% following the completion of the Arrangement.

"Foremost RSU" means a restricted share unit of Foremost granted pursuant to the Foremost Incentive Plan, entitling the holder on the redemption thereof to acquire such number of Foremost Shares specified in the applicable award agreement.

"Foremost Shares" means the common shares in the capital of Foremost as the same ae constituted immediately before the Effective Time, including common shares issued prior to the Effective Date on the exercise of Foremost Warrants and Foremost Options, as applicable.

"Foremost Warrants" means prior to the closing of the Arrangement, a share purchase warrant of Foremost exercisable to acquire one (1) Foremost Share, and following the completion of the Arrangement, a share purchase warrant of Foremost exercisable to acquire one (1) New Foremost Share and two (2) Spinco Shares.

"GR Property" means the exploration uranium property spanning sixteen (16) claims across 19,4187 acres/78,585 hectares on the north edge of the Athabasca Basin, Saskatchewan.

"Grass River Property" or "Grass River Project" means the lithium exploration property spanning twenty- nine (29) claims across 15,664 acres /6,339 hectares in Manitoba.

"Hatchet Lake Property" means the exploration uranium property spanning nine (9) claims across 25,234 acres/10,212 hectares in the northeast region of the Athabasca Basin, Saskatchewan.

"IFRS" means the International Financial Reporting Standards as adopted by the International Accounting Standards Board or a successor entity, as amended from time to time, and interpretations of the International Financial Reporting Interpretations Committee.

"Interim Order" means the interim order of the Court, as such order may be affirmed, amended or modified by any court of competent jurisdiction, attached as Schedule “G” to the Circular.

"Jean Lake Property" or "Jean Lake Lithium-Gold Project" means the lithium exploration property spanning five (5) claims across 2,476 acres/1,002 hectares in Snow Lake, Manitoba.

"Jol Property" or "Jol Lithium Project" means the lithium exploration property spanning across 62 acres/25 hectares in Manitoba.

"Lac Simard South Property" or "Lac Simard South Project" means the lithium exploration property spanning eighty (80) claims across 8,612 acres/3,485 hectares in Quebec, Canada.

"Letter of Transmittal" means the letter of transmittal in respect of the Arrangement to be delivered to the Depositary in connection with the exchange of Foremost Shares for New Foremost Shares and Spinco Shares

"Lithium Lane Properties" means collectively, the Zoro Property, Peg North Property, Grass River Property and Jean Lake Property.

"Marten Property" means the exploration uranium property spanning two (2) claims across 12,375 acres/5,008 hectares on the eastern edge of the Athabasca Basin, Saskatchewan.

"Material Adverse Effect" means the threshold to measure the negative effect of some event on the business.

"MD&A" means a management's discussion and analysis.

"Meeting" means the annual and special meeting of the Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, pass the Arrangement Resolution and such further or other business as may properly come before the Meeting.

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

"Mineoro" means Mineoro Explorations LLC.

"MNP LLP" means MNP LLP, Chartered Professional Accountants.

"Murphy Lake South Property" means the exploration uranium property spanning six (6) claims across 17,676 acres/7,153 hectares in the eastern edge of the Athabasca Basin, Saskatchewan.

"NASDAQ" means the NASDAQ Capital Market.

"NASDAQ Listing Rules" means the rule set out in the Rulebook of NASDAQ.

"New Foremost Shares" means the new class of common shares without par value in the capital of Foremost, to be created pursuant to the Plan of Arrangement and issued to the Shareholders pursuant to the Plan of Arrangement, which new class of shares will be identical in every relevant respect to the Foremost Shares, and which, for certainty, will represent the common shares in the capital of Foremost, as constituted following the completion of the Plan of Arrangement.

"NI 43-101" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

"NI 45-102" means National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators.

"NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations. "NI 52-110" means National Instrument 52-110 - Audit Committees.

"NI 54-101" means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

"NI 58- 101" means National Instrument 58-101 – Disclosure of Corporate Governance Practices.

"Notice of Articles" means the notice of Articles of Foremost.

"Notice of Hearing for Final Order" means the Notice of Hearing Petition for the Final Order, a copy of which is attached as Schedule "H" to the Circular.

"Notice of Meeting" means the notice in respect of the Meeting.

"Notice Shares" has the meaning given to it under the heading "Dissent Rights".

"Parties" means Foremost and Spinco.

"Peg North Property" means the lithium exploration property spanning twenty-eight (28) claims across 16,697 acres/6,757 hectares in Snow Lake, Manitoba.

"Plan of Arrangement" means the plan of arrangement of Foremost, substantially in the form of Exhibit "A" to the Arrangement Agreement set forth in Schedule "F" hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order.

"PSU" means a performance share unit.

"RDSP" means a Registered Disability Savings Plan, as defined by the CRA.

"Record Date" means October 24, 2024, being the date that the Foremost Board fixed as the date for determining the persons entitled to received notice of the Meeting.

"Regulation S" means Regulation S promulgated under the U.S. Securities Act.

"Regulation S-K 1300" means the reporting requirements of the SEC that outlines how registrants should disclose material qualitative descriptors of their business on registration documents, periodic reports, and any other filings.

"RESPs" means a Registered Education Savings Plan, as defined by the CRA.

"RRIFs" means a Registered Retirement Income Fund, as defined by the CRA.

"RRSPs" means a Registered Retirement Savings Plan, as defined by the CRA.

"SEDAR+" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators +, accessible at www.sedarplus.ca.

"Shareholder" means each registered or beneficial holder of Foremost Shares, or Foremost Class A Common Shares or New Foremost Shares, as the context requires.

"Sierra" means Sierra Gold & Silver Ltd.

"Sierra Financial Statements" means the financial statements of Sierra for the years ended March 31, 2024, 2023 and 2022, and the condensed interim financials for the period ended June 30, 2024, and related MD&As.

"Sierra Shares" means the common shares in the capital of Sierra.

"Spinco" means Rio Grande Resources Ltd., a corporation existing under the BCBCA.

"Spinco Audit Committee" means the audit committee of Spinco.

"Spinco Awards" means the Spinco Options, Spinco RSUs, Spinco PSUs and Spinco DSUs issued under the Spinco Incentive Plan.

"Spinco Board" means the board of directors of Spinco, as constituted from time to time.

"Spinco DSUs" means the deferred share units of Spinco granted pursuant to the Spinco Incentive Plan, each entitling the holder on the redemption thereof to acquire such number of Spinco Shares specified in the applicable award agreement.

"Spinco Financial Statements" means the audited financial statements of Spinco for the period form incorporation on July 19, 2024 to July 31, 2024.

"Spinco Financing" means the debt financing of Spinco in the form of the Spinco Loan advanced by Christina and Jason Barnard.

"Spinco Incentive Plan" means the stock incentive plan of Spinco, to be approved at the Meeting, in the form attached as Schedule "D" to the Circular.

"Spinco Incentive Plan Resolution" means an ordinary resolution which will be considered by Shareholders at the Meeting to approve the Spinco Incentive Plan.

"Spinco Loan" means the amount of $677,450 to be advanced by Christina and Jason Barnard to Spinco as a condition to closing of the Arrangement.

"Spinco Options" means options to acquire Spinco Shares to be issued in accordance with the Spinco Incentive Plan and upon such terms as may be determined by the Spinco Board from time to time.

"Spinco Pro Forma Financial Statements" means the pro forma financial statements of Spinco after giving effect to the Arrangement

“Spinco Promissory Note” means the promissory note issued by Rio Grande to Christina Barnard in the amount of $677,450, which is due and payable in full on November 5, 2027, and which bears interest at a rate of eight-point-nine-five percent (8.95%) per year.

"Spinco PSUs" means the performance share units of Spinco granted pursuant to the Spinco Incentive Plan, each entitling the holder on the redemption thereof to acquire such number of Spinco Shares specified in the applicable award agreement.

"Spinco RSUs" means the restricted share units of Spinco granted pursuant to the Spinco Incentive Plan, each entitling the holder on the redemption thereof to acquire such number of Spinco Shares specified in the applicable award agreement.

"Spinco Shareholders" means holders of Spinco Shares.

"Spinco Shares" means the common shares without par value in the capital of Spinco.

"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, and the regulations promulgated thereunder, each as amended and as may be amended from time to time.

"TFSA" means a Tax-Free Savings Account, as defined by the CRA.

"Torwalt Lake Property" means the exploration uranium property spanning one (1) claim across 2,007 acres/812 hectares on the eastern portion of the Athabasca Basin, Saskatchewan.

"Transfer Agent" means Odyssey Trust Company.

"Turkey Lake Property" means the exploration uranium property spanning one (1) claim across 9,363 acres/3,789 hectares on the eastern margin of the Athabasca Basin, Saskatchewan.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

"VIF" means voting instruction form.

"Winston Property" means the gold and silver mining property spanning one-hundred-forty-seven (147) unpatented claims and two (2) patented claims across almost 3,000 acres/1,214 hectares in Sierra County, New Mexico, United States.

"Winston Property Report" means the technical report titled "Technical Report for the Winston Gold- Silver Project: Sierra County, New Mexico, USA" with an effective date of November 4, 2024 prepared by Mineoro under the supervision of Jocelyn Pelletier SEG-F, P. Geo with contributions from Michael N. Feinstein CPG, PhD.

"Wolverine Property" means the exploration uranium property spanning three (3) claims across 12,444 acres/5,036 hectares on the southeastern edge of the Athabasca Basin, Saskatchewan.

"Zoro Property" or "Zoro Lithium Project" means the exploration lithium property spanning sixty (60) claims across approximately 8,377 acres/3,390 hectares in west-central Manitoba.

"Zoro Property Report" means collectively, the technical report titled "NI 43-101 Technical Report on the Zoro Lithium Project, Snow Lake, Manitoba" with an effective date of July 2018, and the Regulation S-K 1300 Technical Report Summary dated January 16, 2023, both prepared by Mark Fedikow and Scott Zelligan.

SCHEDULE "B"

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") involving Foremost Clean Energy Ltd. ("Foremost") and Rio Grande Resources Ltd. ("Spinco"), all as more particularly described and set forth in the Notice of Meeting and Management Information Circular (the "Circular") of Foremost dated November 12, 2024 (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is authorized, approved and adopted.

2.

The plan of arrangement (the "Plan of Arrangement"), involving Foremost and Spinco implementing the Arrangement, the full text of which is set out in Schedule "F" to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.

The amended and restated arrangement agreement (the "Amended and Restated Arrangement Agreement") between Foremost and Spinco dated November 4, 2024, and all the transactions contemplated therein, the actions of the directors of Foremost in approving the Arrangement and the actions of the directors and officers of Foremost in executing and delivering the Amended and Restated Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Foremost or that the Arrangement has been approved by the Supreme Court of British Columbia (the "Court"), the directors of Foremost are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Foremost:

(a)	to amend the Amended and Restated Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Amended and Restated Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Amended and Restated Arrangement Agreement, not to proceed with the Arrangement.

5.

Any director or officer of Foremost is hereby authorized and directed for and on behalf of Foremost to make application to the Court for an order approving the Arrangement and to execute, whether under corporate seal of Foremost or otherwise, and to deliver such other documents as are necessary or desirable to the Registrar under the BCBCA in accordance with the Amended and Restated Arrangement Agreement for filing.

6.

Any one or more directors or officers of Foremost is hereby authorized, for and on behalf and in the name of Foremost, to execute and deliver, whether under corporate seal of Foremost or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Amended and Restated Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Amended and Restated Arrangement Agreement, including

(a)	all actions required to be taken by or on behalf of Foremost, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Amended and Restated Arrangement Agreement or otherwise to be entered into by Foremost,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

SCHEDULE "C"

FOREMOST INCENTIVE PLAN, AS AMENDED

(See attached)

''C''-1

FOREMOST CLEAN ENERGY LTD.

AMENDED STOCK INCENTIVE PLAN

Effective December 20, 2024

ARTICLE 1		1

PURPOSE		1
1.1	Purpose	1

ARTICLE 2		1

INTERPRETATION		1
2.1	Definitions	1
2.2	Interpretation	9

ARTICLE 3		9

ADMINISTRATION		9
3.1	Administration	9
3.2	Delegation to Committee	10
3.3	Determinations Binding	11
3.4	Eligibility	11
3.5	Plan Administrator Requirements	11
3.6	Total Shares Subject to Awards	11
3.7	Award Agreements	12
3.8	Non-transferability of Awards	12

ARTICLE 4		12

OPTIONS		12
4.1	Granting of Options	12
4.2	Exercise Price	12
4.3	Term of Options	12
4.4	Vesting and Exercisability	12
4.5	Payment of Exercise Price	13

ARTICLE 5		14

RESTRICTED SHARE UNITS		14
5.1	Granting of RSUs	14
5.2	RSU Account	14
5.3	Vesting of RSUs	14
5.4	Settlement of RSUs	14

ARTICLE 6		15

PERFORMANCE SHARE UNITS		15
6.1	Granting of PSUs	15
6.2	Terms of PSUs	15
6.3	Performance Goals	15
6.4	PSU Account	15
6.5	Vesting of PSUs	16
6.6	Settlement of PSUs	16

ARTICLE 7		16

DEFERRED SHARE UNITS		16

i

7.1	Granting of DSUs	16
7.2	DSU Account	17
7.3	Vesting of DSUs	17
7.4	Settlement of DSUs	17
7.5	No Additional Amount or Benefit	18

ARTICLE 8		19

ADDITIONAL AWARD TERMS		19
8.1	Dividend Equivalents	19
8.2	Black-out Period	19
8.3	Withholding Taxes	19
8.4	Recoupment	19

ARTICLE 9		20

TERMINATION OF EMPLOYMENT OR SERVICES		20
9.1	Termination of Employee, Consultant or Director	20
9.2	Discretion to Permit Acceleration of Vesting	23

ARTICLE 10		23

EVENTS AFFECTING THE CORPORATION		23
10.1	General	23
10.2	Change in Control	24
10.3	Reorganization of Corporation's Capital	25
10.4	Other Events Affecting the Corporation	26
10.5	Immediate Acceleration of Awards	26
10.6	Issue by Corporation of Additional Shares	26
10.7	Fractions	26

ARTICLE 11		27

U.S. TAXPAYERS		27
11.1	Provisions for U.S. Taxpayers	27
11.2	Certain Defined Terms	27
11.3	ISOs	27
11.4	ISO Grants to 10% Shareholders	27
11.5	$100,000 Per Year Limitation for ISOs	28
11.6	Disqualifying Dispositions	28
11.7	Section 409A of the Code	28
11.8	Section 83(b) Election	29
11.9	Application of Article 11 to U.S. Taxpayers	29

ARTICLE 12		29

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN		29
12.1	Amendment, Suspension, or Termination of the Plan	29
12.2	Shareholder Approval	30
12.3	Permitted Amendments	30

ARTICLE 13		31

MISCELLANEOUS		31
13.1	Legal Requirement	31
13.2	No Other Benefit	31

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13.3	Rights of Participant	31
13.4	Corporate Action	31
13.5	Conflict	31
13.6	Anti-Hedging Policy	31
13.7	Participant Information	32
13.8	Participation in the Plan	32
13.9	International Participants	32
13.1	Successors and Assigns	32
13.11	General Restrictions or Assignment	32
13.12	Severability	32
13.13	Notices	32
13.14	Effective Date	33
13.15	Governing Law	33
13.16	Submission to Jurisdiction	33

SCHEDULE A		1

SCHEDULE B		1

SCHEDULE C		1

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FOREMOST CLEAN ENERGY LTD.

STOCK INCENTIVE PLAN

ARTICLE 1

PURPOSE

1.1	Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long- term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long-term investments and proprietary interests in the Corporation.

ARTICLE 2

INTERPRETATION

1.2	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

"Affiliate" means any entity that is an "affiliate" for the purposes of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time;

"Award" means any Option, Restricted Share Unit, Performance Share Unit or Deferred Share Unit granted under this Plan which may be denominated or settled in such form as provided herein;

"Award Agreement" means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

"Board" means the board of directors of the Corporation as it may be constituted from time to time;

"Business Day" means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Vancouver, British Columbia, are open for commercial business during normal banking hours;

"Canadian Taxpayer" means a Participant that is resident of Canada for purposes of the Tax Act;

"Cash Fees" has the meaning set forth in Subsection 7.1(a);

"Cashless Exercise" has the meaning set forth in Subsection 4.5(b);

"Cause" means, with respect to a particular Participant:

(a)	"cause" (or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Employee;

(b)

in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation or "cause" (or any similar term) is not defined in such agreement, "cause" as such term is defined in the Award Agreement; or

(c)

in the event neither (a) nor (b) apply, then "cause" as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where (i) an employer may terminate an individual's employment without notice or pay in lieu thereof or other damages or (ii) the Corporation or any subsidiary thereof may terminate the Participant's contract without notice or without pay in lieu thereof or other termination fee or damages;

"Change in Control" means the occurrence of any one or more of the following events:

(a)

any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert hereafter acquires the direct or indirect "beneficial ownership" (as defined in the Securities Act (British Columbia)) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, and including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)	the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a subsidiary of the Corporation;

(c)

the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one or more Persons which were Affiliates of the Corporation prior to such event;

(d)

the occurrence of a transaction requiring approval of the Corporation's shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short-form amalgamation or exchange of securities with a subsidiary of the Corporation);

(e)

individuals who comprise the Board as of the date hereof (the "Incumbent Board") for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation's shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or

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(f)	any other event which the Board determines to constitute a change in control of the Corporation;

provided that, notwithstanding clause (a), (b), (c) and (d) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause (a), (b), (c) or (d) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (b) above) (the "Surviving Entity") that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (the "voting power") of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the "Parent Entity") that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity; and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a "Non-Qualifying Transaction" and, following the Non-Qualifying Transaction, references in this definition of "Change in Control" to the "Corporation" shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the "Board" shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes "deferred compensation" (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as "a change in control event" within the meaning of Section 409A of the Code.

"Code" means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder;

"Committee" has the meaning set forth in Section 3.2;

"Consultant" means any individual or entity engaged by the Corporation or any subsidiary of the Corporation to render consulting or advisory services (including as a director or officer of any subsidiary of the Corporation), other than as an Employee or Director, and whether or not compensated for such services;

"Control" means the relationship whereby a Person is considered to be "controlled" by a Person if:

(a)

when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

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(b)

when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(c)

when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words "Controlled by", "Controlling" and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

"Corporation" means Foremost Clean Energy Ltd.;

"Date of Grant" means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or, if no such date is specified, the date upon which the Award was granted;

"Deferred Share Unit" or "DSU" means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 7;

"Director" means a director of the Corporation who is not an Employee;

"Director Fees" means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

"Disabled" or "Disability" means, with respect to a particular Participant:

(a)	"disabled" or "disability" (or any similar terms) as such terms are defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

(b)

in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation, or "disabled" or "disability" (or any similar terms) are not defined in such agreement, "disabled" or "disability" as such term are defined in the Award Agreement; or

4

(c)

in the event neither (a) or (b) apply, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, disability, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out his or her normal and essential duties as an Employee, Director or Consultant for a continuous period of six months or for any cumulative period of 180 days in any consecutive twelve month period, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

"Effective Date" means the effective date of this Plan, being December 20, 2024; "Elected Amount" has the meaning set forth in Subsection 7.1(a);

"Electing Person" means a Participant who is, on the applicable Election Date, a Director;

"Election Date" means the date on which the Electing Person files an Election Notice in accordance with Subsection 7.1(b);

"Election Notice" has the meaning set forth in Subsection 7.1(b); "Employee" means an individual who:

(a)	is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(b)

works full-time or part-time on a regular weekly basis for the Corporation or a subsidiary ofthe Corporation providing servicesnormally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary;

"Exchange" means the Canadian Securities Exchange, or The Nasdaq Stock Market LLC, or such other principal stock exchange (if not the Canadian Securities Exchange) upon which the Shares may be listed, as applicable and as the context requires;

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"Exercise Notice" means a notice in writing, signed by a Participant and stating the Participant's intention to exercise a particular Option;

"Exercise Price" means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

"Expiry Date" means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

5

"In-the- Money Amount" has the meaning given to it in Subsection 4.5(b);

"Market Price" at any date in respect of the Shares shall be the volume weighted average closing price of Shares on the Exchange for the five trading days immediately preceding such date; provided that, for so long as the Shares are listed and posted for trading on the Exchange, the Market Price shall not be less than the market price, as calculated under the policies of the Exchange; and provided, further, that with respect to an Award made to a U.S. Taxpayer, such Participant, the class of Shares and the number of Shares subject to such Award shall be identified by the Board or the Committee prior to the start of the applicable five trading day period. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code;

"Option" means a right to purchase Shares under Article 4 of this Plan that is non-assignable and non- transferable, unless otherwise approved by the Plan Administrator;

"Option Shares" means Shares issuable by the Corporation upon the exercise of outstanding Options;

"Participant" means a Director, Employee or Consultant to whom an Award has been granted under this Plan;

"Performance Goals" means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

"Performance Share Unit" or "PSU" means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

"Person" means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

"Plan" means this Stock Incentive Plan, as may be amended from time to time;

"Plan Administrator" means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

"Prior Plan" means the Corporation's 2023 Stock Option Plan, as the same may have been amended and/or restated;

"PSU Service Year" has the meaning given to it in Section 6.1;

6

"Restricted Share Unit" or "RSU" means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

"Retirement" means the termination of the Participant's working career by reason of retirement, other than on account of the Participant's termination of service by the Corporation or its subsidiary for Cause;

"RSU Service Year" has the meaning given to it in Section 5.1(a);

"Section 409A of the Code" or "Section 409A" means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretive authority issued thereunder;

"Securities Laws" means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

"Share" means one common share in the capital of the Corporation as constituted on the Effective Date or any share or shares issued in replacement of such common share in compliance with the laws of the Province of British Columbia or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or, after an adjustment contemplated by Article 10, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

"Subsidiary" means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan, to be a subsidiary;

"Tax Act" has the meaning set forth in Section 4.5(d);

"Termination Date" means, subject to applicable law which cannot be waived:

(a)

in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation as the "Termination Date" (or similar term) in a written employment or other agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no such written employment or other agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be; provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the "Termination Date" shall be determined without including any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant;

7

(b)

in the case of a Consultant whose agreement or arrangement with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Corporation or the subsidiary of the Corporation, as the "Termination Date" (or similar term) or expiry date in a written agreement between the Consultant and Corporation or a subsidiary of the Corporation, or (ii) if no such written agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Corporation or the subsidiary of the Corporation, as the case may be, or on which the Participant's agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant's consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the "Termination Date" shall be determined without including any period of notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant; and

(c)	in the case of a Director, the date such individual ceases to be a Director; and in each case unless the individual continues to be a Participant in another capacity.

Notwithstanding the foregoing, in the case of a U.S. Taxpayer, a Participant's "Termination Date" will be the date the Participant experiences a "Separation from Service" with the Corporation or a subsidiary of the Corporation within the meaning of Section 409A of the Code;

"U.S." or "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"U.S. Person" shall mean a "U.S. person" as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act (the definition of which includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized outside of the United States by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized, or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person);

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"U.S. Taxpayer" shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

8

2.2	Interpretation

(a)	Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term "discretion" means the sole and absolute discretion of the Plan Administrator.

(b)	As used herein, the terms "Article", "Section", "Subsection" and "clause" mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)	Words importing the singular include the plural and vice versa, and words importing any gender include any other gender.

(d)

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day, such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(f)	The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 3

ADMINISTRATION

3.1	Administration

This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a)	determine the individuals to whom grants of Awards under the Plan may be made;

(b)

make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines, and including, without limitation:

(i)	the time or times at which Awards may be granted;

(ii)	the conditions under which:

(A)	Awards may be granted to Participants; or

(B)	Awards may be forfeited to the Corporation, including any conditions relating to the attainment of specified Performance Goals;

(iii)	the number of Shares to be covered by any Award;

9

(iv)	the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c)	establish the form or forms of Award Agreements;

(d)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e)	construe and interpret this Plan and all Award Agreements;

(f)

adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub- plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2	Delegation to Committee

(a)	The initial Plan Administrator shall be the Board.

(b)

To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the "Committee") all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub-delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all subsidiaries of the Corporation, all Participants and all other Persons.

(c)

If a Committee has been appointed pursuant to this Section 3.2, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of any Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies (however caused) and dissolve a Committee and thereafter directly administer the Plan, all to the extent permitted by applicable laws and, in the case of a Committee administering the Plan in accordance with the requirements of Exchange Act Rule 16b-3 or Section 162(m) of the Code to the extent it remains applicable with respect to any outstanding Awards issued under the Corporation's Prior Plan, to the extent permitted or required by such provisions.

10

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4	Eligibility

All Directors, Employees and Consultants are eligible to participate in the Plan, subject to Section 9.1(f). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5	Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Plan Administrator shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Without limiting the generality of the foregoing, all Awards shall be issued pursuant to the registration requirements of the U.S. Securities Act, or pursuant an exemption or exclusion from such registration requirements.

Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6	Total Shares Subject to Awards

(a)

Subject to adjustment as provided for in Article 10 and any subsequent amendment to this Plan, the maximum aggregate number of Shares that may be issued pursuant to Awards granted under the Plan shall not exceed 1,500,000 Shares. Such maximum number of Shares consists of (i) 317,000 shares issuable pursuant to Awards previously granted and, if applicable, outstanding or exercised under the Corporation's Prior Plan as of the Effective Date, which Awards are covered by this Plan, and (ii) 1,183,000 additional Shares that may be issued pursuant to Awards to be granted under this Plan. Shares delivered under the Plan shall be authorized but unissued shares, treasury shares or shares purchased on the open market or by private purchase.

(b)

To the extent any Awards (or portion(s) thereof) under this Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered to the Corporation by the Participant, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c)

Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

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3.7	Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, any Award Agreement to a Participant granted an Award pursuant to this Plan.

3.8	Non-transferability of Awards

Except as permitted by the Plan Administrator, and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and, immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant's death.

ARTICLE 4

OPTIONS

4.1	Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2	Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the greater of the closing market price of the Shares on:

(a)	The trading day prior to the Date of Grant; and

(b)	The Date of Grant.

4.3	Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4	Vesting and Exercisability

(a)	The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

(b)

Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.

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(c)	Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d)

The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5	Payment of Exercise Price

(a)

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as might, in the discretion of the Plan Administrator, be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the cashless exercise process set out in Section 4.5(b) or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

(b)

Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, if permitted by the Plan Administrator, at its discretion, a Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a "Cashless Exercise") in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares (the "In-the- Money Amount"), by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to Section 8.3, the Corporation shall satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

(c)	No Shares will be issued or transferred until full payment therefor has been received by the Corporation or arrangements for such payment have been made to the satisfaction of the Plan Administrator.

(d)

If a Participant surrenders Options through a Cashless Exercise pursuant to Section 4.5(b), to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the "Tax Act") in respect of such surrender if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will, at the written request of the Participant, cause such election to be so made and filed (and such other procedures to be so undertaken).

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ARTICLE 5

RESTRICTED SHARE UNITS

5.1	Granting of RSUs

(a)

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of services rendered by the applicable Participant in a taxation year (the "RSU Service Year"). If a Participant is to receive RSUs as remuneration for an RSU Service Year other than as a bonus or similar payment, the RSU grant shall be made before such remuneration has been earned, and, for greater certainty, if such RSU grants are made at the discretion of the Plan Administrator on a quarterly basis, each such RSU grant shall be made in advance of the quarter to which it relates. The terms and conditions of each RSU grant shall be evidenced by an Award Agreement. Each RSU will consist of a right to receive a Share upon the settlement of such RSU.

(b)

The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant and (B) such amount as determined by the Plan Administrator in its sole discretion.

5.2	RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation as of the Date of Grant.

5.3	Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A with respect to a U.S. Taxpayer.

5.4	Settlement of RSUs

The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that settlement shall in all cases be in the form of Shares, and further provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A to the extent it is applicable. Unless an RSU awarded to a U.S. Taxpayer is designed to be exempt from Section 409A (and the applicable RSU Agreement properly reflects terms required for such exemption), the applicable RSU Award Agreement will designate the payment date or event for settlement of the RSUs in accordance with the requirements of Section 409A, specifically setting forth such date or dates that are the "RSU Designated Payment Date(s)". Subject to Section 11.7(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU the Participant shall redeem each vested RSU for one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct.

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ARTICLE 6

PERFORMANCE SHARE UNITS

6.1	Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of services rendered by the applicable Participant in a taxation year (the "PSU Service Year"). If a Participant is to receive PSUs as remuneration for a PSU Service Year other than as a bonus or similar payment, the PSU grant shall be made before such remuneration has been earned. The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A to the extent it is applicable. Unless a PSU awarded to a U.S. Taxpayer is designed to be exempt from Section 409A (and the applicable PSU Agreement properly reflects terms required for such exemption), the applicable PSU Award Agreement will designate the payment date or event for settlement of the PSUs in accordance with the requirements of Section 409A (the "PSU Designated Payment Date"), and unless otherwise provided in the PSU Award Agreement, the PSU Designated Payment Date(s) will be the last day of the designated performance period. Each PSU will consist of a right to receive a Share upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

6.2	Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a Participant's employment and the settlement terms pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement, provided that settlement shall in all cases be in the form of Shares.

6.3	Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. Following the Date of Grant, the Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation's corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no vesting will occur, levels of performance at which specified vesting will occur and a maximum level of performance above which no additional settlement or vesting will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

6.4	PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation as of the Date of Grant.

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6.5	Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs, provided that the terms comply with Section 409A, to the extent it is applicable, with respect to a U.S. Taxpayer.

6.6	Settlement of PSUs

The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs provided that settlement shall in all cases be in the form of Shares, and further provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A to the extent it is applicable. Subject to Section 11.7(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU the Participant shall redeem each vested PSU for one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct.

ARTICLE 7

DEFERRED SHARE UNITS

7.1	Granting of DSUs

(a)

The Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 7.1(b) to participate in the grant of additional DSUs pursuant to this Article 7. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 7 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The "Elected Amount" shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the "Cash Fees").

(b)

Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of Schedule A hereto (the "Election Notice") with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year in which the services giving rise to the Director Fees that are subject to such election are performed (other than for Director Fees payable for the 2024 financial year, in which case any Electing Person who is not a U.S. Taxpayer as of the date of this Plan shall file the Election Notice by the date that is 30 days from the Effective Date with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person who is not a U.S. Taxpayer, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of the first year in which an Electing Person who is a U.S. Taxpayer first becomes an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A), an initial Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the end of the 30-day election period. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

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(c)

Subject to Subsection 7.1(d), the election of an Electing Person under Subsection 7.1(b) shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice. In the case of an Electing Person who is a U.S. Taxpayer, his or her election under Subsection 7.1(b) shall be deemed to apply to all Cash Fees that are earned in calendar years beginning after the Election Date. An Electing Person is not required to file another Election Notice for subsequent calendar years.

(d)

Each Electing Person who is not a U.S. Taxpayer is entitled once per calendar year to terminate his or her election to receive DSUs by filing with the Chief Financial Officer of the Corporation a termination notice in the form of Schedule B. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a "black-out" on trading. Thereafter, any portion of such Electing Person's Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 7.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 7, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Taxpayer to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of Schedule C is delivered.

(e)

Any DSUs granted pursuant to this Article 7 prior to the delivery of a termination notice pursuant to Subsection 7.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f)

The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 7 will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount) by (ii) the Market Price of a Share on the Date of Grant.

(g)

In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

7.2	DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

7.3	Vesting of DSUs

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, DSUs shall vest immediately upon grant.

7.4	Settlement of DSUs

(a)

DSUs shall be settled on the date established in the Award Agreement; provided, however, that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, then, for a Participant who is not a U.S. Taxpayer, the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date nor later than the end of the first calendar year commencing after the Termination Date), and for a Participant who is a U.S. Taxpayer, the settlement date shall be the date determined by the Participant in accordance with the Election Notice (which date shall not be earlier than the Participant's Separation from Service nor later than the end of the first calendar year commencing after the Termination Date). On the settlement date for any DSU the Participant shall redeem each vested DSU for:

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(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct; or

(ii)	at the election of the Participant and subject to the approval of the Plan Administrator, a cash payment.

(b)

Any cash payments made under this Section 7.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation's payroll or in such other manner as determined by the Corporation.

7.5	No Additional Amount or Benefit

For greater certainty, neither a Participant to whom DSUs are granted nor any person with whom such Participant does not deal at arm's length (for purposes of the Tax Act) shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Market Price of the Shares to which the DSUs relate.

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ARTICLE 8

ADDITIONAL AWARD TERMS

8.1	Dividend Equivalents

(a)

Unless otherwise determined by the Plan Administrator and set forth in the particular Award Agreement, an Award of RSUs, PSUs and DSUs shall include the right for such RSUs, PSUs and DSUs to be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant's account shall vest in proportion to the RSUs, PSUs and DSUs to which they relate, and shall be settled in accordance with Sections 5.4, 6.6, and 7.4 respectively.

(b)	The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

8.2	Black-out Period

In the event that an Award expires at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such Award will be the date that is 10 Business Days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

8.3	Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding or remittance liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless related withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances the Plan Administrator may require that a Participant pay to the Corporation the amount as the Corporation or a subsidiary of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a subsidiary of the Corporation, as the case may be, or, at the discretion of the Plan Administrator, at any earlier date as a condition of vesting or settlement of the Award. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount or (c) enter into any other suitable arrangements for the receipt of such amount.

8.4	Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation, or as set out in the Participant's employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 8.4 to any Participant or category of Participants.

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ARTICLE 9

TERMINATION OF EMPLOYMENT OR SERVICES

9.1	Termination of Employee, Consultant or Director

Subject to Section 9.2, unless otherwise determined by the Plan Administrator and set forth in an employment agreement, Award Agreement or other written agreement:

(a)

where a Participant's employment, consulting agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of the voluntary resignation by the Participant or termination by the Corporation or a subsidiary of the Corporation for Cause, then any Option or other Award held by the Participant that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

(b)

where a Participant's employment, consulting agreement or arrangement is terminated by the Corporation or a subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of (A) the Expiry Date of such Option and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award (other than an Option) of a Participant who is not a U.S. Taxpayer, such Award will be settled within 90 days after the Termination Date. In the case of a vested RSU or a vested PSU of a U.S. Taxpayer (including RSUs and PSUs that become vested as a result of this Section 9.1(b)), such RSU or PSU will be settled within 90 days after the Termination Date. Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant's Election Notice (the form of which is attached as Schedule A hereto);

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(c)

where a Participant's employment, consulting agreement or arrangement terminates on account of his or her becoming Disabled, then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Award (other than an Option) of a Participant who is not a U.S. Taxpayer will be settled within 90 days after the Termination Date. In the case of a vested RSU or a vested PSU of a U.S. Taxpayer (including RSUs and PSUs that become vested as a result of this Section 9.1(c)), such RSU or PSU will be settled within 90 days after the Termination Date. Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant's Election Notice (the form of which is attached as Schedule A hereto);

(d)

where a Participant's employment, consulting agreement or arrangement is terminated by reason of the death of the Participant, then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant's beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of (A) the Expiry Date of such Optionand (B) the first anniversary ofthe date ofthe deathof such Participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award (other than an Option), of a Participant who is not a U.S. Taxpayer, such Award will be settled with the Participant's beneficiary or legal representative (as applicable) within 90 days after the date of the Participant's death. In the case of a vested RSU or a vested PSU of a U.S. Taxpayer (including RSUs and PSUs that become vested as a result of this Section 9.1(d)), such RSU or PSU will be settled with the Participant's beneficiary or legal representative within 90 days after the Participant's death. Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant's Election Notice (the form of which is attached as Schedule A hereto);

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(e)

where the employment, consulting agreement or arrangement of a Participant is terminated due to the Participant's Retirement, then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant at any time during the period that terminates on the earlier of (A) the Expiry Date of such Option and (B) the third anniversary of the Participant's date of Retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. With respect to Awards of Participants who are not U.S. Taxpayers, in the case of a vested Award other than an Option, such Award will be settled within 90 days after the Participant's Retirement. In the case of a vested Award other than an Option (and with respect to U.S. Taxpayers a Vested Award other than an Option or a DSU), such Award will be settled at the same time the Award would otherwise have been settled had the Participant remained in active service with the Corporation or its subsidiary. With respect to Awards of Participants who are U.S. Taxpayers, vested RSUs and vested PSUs (including RSUs and PSUs that become vested as a result of this Section 9.1(e)) will be settled within 90 days after the Participant's Termination Date. Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant's Election Notice (the form is attached as Schedule A hereto). Notwithstanding the foregoing, if, following his or her Retirement, the Participant commences (the "Commencement Date") employment, consulting or acting as a Director of the Corporation or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any Person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries, any Option or other Award held by the Participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

(f)	a Participant's eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

(i)

the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant's employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

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(ii)	the date of the death, Disability or Retirement of the Participant;

(g)

notwithstanding Subsection 9.1(b), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, but with due regard for Section 409A, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation; and

(h)

for greater clarity, RSUs PSUs and DSUs granted to a Participant who is a U.S. Taxpayer are intended to comply with Section 409A, and unless otherwise provided in the applicable Award Agreement or other written agreement, or unless exempt from Section 409A, the settlement of vested RSUs and vested PSUs will occur, subject to Subsections 11.7(d) and 10.2(c), at the earlier of (i) the Participant's Separation from Service, and (ii) the RSU Designated Payment Date or PSU Designated Payment Date, as applicable. DSUs granted to a Participant who is a U.S. Taxpayer will be settled and paid out in accordance with the Participant's Election Notice (the form of which is attached as Schedule A hereto).

9.2	Discretion to Permit Acceleration of Vesting

Notwithstanding the provisions of Section 9.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator, taking into account the requirements of Section 409A of the Code with respect to Awards of U.S. Taxpayers, to the extent it is applicable, and provided that such acceleration of vesting will not change the time of settlement of an Award that is subject to Section 409A unless otherwise permitted under Section 409A.

ARTICLE 10

EVENTS AFFECTING THE CORPORATION

10.1	General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation's capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 10 would have an adverse effect on this Plan or on any Award granted hereunder.

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10.2	Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant:

(a)

subject to this Section 10.2, but notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause:

(i) the conversion or exchange of any outstanding Awards into or for rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant's rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing. In taking any of the actions permitted under this Subsection 10.2(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing:

(i)

in the case of Options held by a Canadian Taxpayer the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 10.2(a)) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a "mutual fund trust" (as defined in the Tax Act) of the Corporation or a "qualifying person" (as defined in the Tax Act) that does not deal at arm's length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted; and

(ii)

in the case of RSUs and PSUs held by a Canadian Taxpayer the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 10.2(a)) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a "mutual fund trust" (as defined in the Tax Act) of the Corporation or a "qualifying person" (as defined in the Tax Act) that does not deal at arm's length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted;

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(b)

notwithstanding Section 9.1, and except as otherwise provided in a written employment or other agreement between the Corporation or a subsidiary of the Corporation and a Participant, if within 12 months following the completion of a transaction resulting in a Change in Control, a Participant's employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause:

(i)	any unvested Awards held by the Participant at the Termination Date shall immediately vest; and

(ii)

any vested Awards of Participants may be exercised, surrendered or settled by such Participant at any time during the period that terminates on the earlier of (A) the Expiry Date of such Award and (B) the date that is 90 days after the Termination Date, provided that any vested Awards (other than Options and DSUs) granted to U.S. Taxpayers will be settled within 90 days of the Participant's Separation from Service. DSUs of U.S. Taxpayers will be settled in accordance with the Participant's Election Notice (the form of which is attached as Schedule A hereto) unless earlier settlement upon the Participant's Separation from Service would be permitted under Section 409A. Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled;

(c)

notwithstanding Subsection 10.2(a) and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards, other than an Option, RSU or PSU held by a Canadian Taxpayer for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. Taxpayers will be settled within 90 days of the Change in Control, and provided further that DSUs of a U.S. Taxpayer will not be terminated and paid out pursuant to this Subsection 10.2(c) unless otherwise permitted in compliance with Section 409A; and

(d)	it is intended that any actions taken under this Section 10.2 will comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers.

10.3	Reorganization of Corporation's Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, then, subject to the prior approval of the Exchange, if required, (i) the number of Shares reserved for issuance under the Plan shall be correspondingly adjusted and (ii) the Plan Administrator will make such adjustments to Awards (such as the number and type of securities subject to an Award, the Exercise Price of an Award and any performance goals) or to any provisions of this Plan as the Plan Administrator deems equitable to prevent dilution or enlargement of Awards or as may otherwise be advisable.

25

10.4	Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired, or by reference to which such Awards may be settled, on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.5	Immediate Acceleration of Awards

In taking any of the steps provided in Sections 10.3 and 10.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 10.3 and 10.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards, provided that any adjustment of acceleration of vesting undertaken pursuant to Article 10 shall be undertaken only in a manner, and to the extent, they will not result in adverse tax consequences under Section 409A of the Code.

10.6	Issue by Corporation of Additional Shares

Except as expressly provided in this Article 10, neither:

(a)

the issue by the Corporation of (i) shares of any class, (ii) securities convertible into or exchangeable for shares of any class or (iii) securities otherwise entitling the holder to acquire shares of any class (including, without limitation, stock options and Share purchase warrants); nor

(b)

the issuance of the underlying securities upon the exercise of the conversion, exchange or other acquisition rights attaching to such securities; affects, and no adjustment by reason thereof is to be made with respect to, the number of Shares that may be acquired as a result of a grant of Awards.

10.7	Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 10 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

26

ARTICLE 11

U.S. TAXPAYERS

11.1	Provisions for U.S. Taxpayers

Options granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code (the "ISOs"). Each Option shall be designated in the Award Agreement as either an ISO or a non-qualified stock option. If an Award Agreement fails to designate an Option as either an ISO or non-qualified stock option, the Option will be a non-qualified stock option. The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO. Non-qualified stock options will be granted to a U.S. Taxpayer only if (i) such U.S. Taxpayer performs services for the Corporation or any corporation or other entity in which the Corporation has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined under Section 409A, such that the Option will constitute an option to acquire "service recipient stock" within the meaning of Section 409A, or (ii) such Option otherwise is exempt from Section 409A.

11.2	Certain Defined Terms

For the purposes of this Article 11:

(a)	"employee" means any person who is considered an employee of the Corporation or any parent corporation or subsidiary of the Corporation for purposes of Treasury Regulation Section 1.421-1(h);

(b)	"parent corporation" has the meaning ascribed thereto in Sections 424(e) of the Code; and

(c)	"subsidiary corporation" has the meaning ascribed thereto in Sections 424(f) of the Code.

11.3	ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 750,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. ISOs may be granted at the discretion of the Plan Administrator, provided that ISOs may only be granted to an individual who is an employee of the Corporation or of a parent corporation or subsidiary corporation of the Corporation. No ISO may be granted more than ten years after the earlier of (i) the date on which the Plan is adopted by the Board or (ii) the date on which the Plan is approved by the shareholders.

11.4	ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a parent corporation or subsidiary corporation on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option.

27

11.5	$100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation and any parent corporation or subsidiary corporation) exceeds US$100,000, such excess ISOs shall be treated as non-qualified stock options.

11.6	Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

11.7	Section 409A of the Code

(a)

This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any reference in this Plan to Section 409A of the Code shall also include any regulation promulgated thereunder or any other formal guidance issued by the Internal Revenue Service with respect to Section 409A of the Code. Each Award shall be construed and administered such that the Award either (A) qualifies for an exemption from the requirements of Section 409A of the Code or (B) satisfies the requirements of Section 409A of the Code. If an Award is subject to Section 409A of the Code, (I) distributions shall only be made in a manner and upon an event permitted under section 409A of the Code, (II) payments to be made upon a termination of employment or service shall only be made upon a "separation from service" under Section 409A of the Code, (III) unless the Award specifies otherwise, each installment payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(b)	All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code.

28

(c)

The Plan Administrator, in its sole discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer's vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code.

(d)

Notwithstanding any provisions of the Plan to the contrary, in the case of any "specified employee" within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a "separation from service" within the meaning set forth in Section 409A of the Code may not be made prior to the date which is six months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such six-month anniversary of such separation from service.

11.8	Section 83(b) Election

If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Corporation.

11.9	Application of Article 11 to U.S. Taxpayers

For greater certainty, the provisions of this Article 11 shall only apply to U.S. Taxpayers.

ARTICLE 12

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1	Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion, determines appropriate; provided, however, that:

(a)

no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements;

(b)

any amendment that would cause an Award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained; and

(c)

no such amendment, modification or change may alter the requirement that the settlement of vested RSUs, PSUs and Options held by a Canadian Taxpayer for the purposes of the Tax Act must be in the form of Shares.

29

12.2	Shareholder Approval

Notwithstanding Section 12.1 and subject to any rules of the Exchange, approval of the holders of Shares shall be required for any amendment, modification or change that:

(a)

increases the maximum number of Shares reserved for issuance under the Plan, except pursuant to the provisions under Article 10 which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)

reduces the exercise price of an Option Award (for this purpose, a cancellation or termination of an Option Award of a Participant prior to its Expiry Date for the purpose of reissuing an Option Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(c)

extends the term of an Option Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within 10 Business Days following the expiry of such a blackout period);

(d)	permits an Option Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

(e)	increases or removes the limits on the participation of Directors;

(f)	permits Awards to be transferred to a Person;

(g)	changes the eligible participants of the Plan; or

(h)	deletesor reducesthe range of amendmentswhich require approval ofshareholders under this Section 12.2.

12.3	Permitted Amendments

Without limiting the generality of Section 12.1, but subject to Section 12.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a)	making any amendments to the general vesting provisions of each Award;

(b)	making any amendments to the provisions set out in Article 9;

(c)

making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d)

making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants; or

30

(e)

making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

ARTICLE 13

MISCELLANEOUS

13.1	Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

13.2	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

13.3	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as a Director, Employee or Consultant. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

13.4	Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest whether or not such action would have an adverse effect on this Plan or any Award.

13.5	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Award Agreement shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant's employment agreement with the Corporation or a subsidiary of the Corporation, as the case may be, on the other hand, the provisions of the employment agreement or other written agreement shall prevail.

13.6	Anti-Hedging Policy

By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

31

13.7	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant's jurisdiction of residence) in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant's behalf.

13.8	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

13.9	International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub- plans to reflect such amended or otherwise modified provisions.

13.10	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

13.11	General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

13.12	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

13.13	Notices

All written notices to be given by a Participant to the Corporation shall be delivered either personally or by e-mail or mail, postage prepaid, addressed as follows:

32

Foremost Clean Energy Ltd.

750 West Pender Street

Suite 250, Vancouver, British Columbia, Canada, V6C 2T7

Attention: Chief Financial Officer.

All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

13.14	Effective Date

This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation.

13.15	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

13.16	Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan and including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

33

SCHEDULE A

Foremost Clean Energy Ltd. (the "Corporation")

Amended Stock Incentive Plan (the "Plan")

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of deferred share units ("DSUs") pursuant to Article 7 of the Plan and to receive                                            % of my Cash Fees in the form of DSUs.

If I am a U.S. Taxpayer, I hereby further elect for any DSUs subject to this Election Notice to be settled on the later of (i) my "separation from service" (within the meaning of Section 409A) or (ii)                                           .

I confirm that:

(a)	I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them;

(b)

I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time;

(c)	the value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed; and

(d)

to the extent I am a U.S. Taxpayer, I understand that this election is irrevocable for the calendar year to which it applies and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Corporation.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan's text.

I understand that the amount of the Cash Fees that I elect to defer under this Election Notice are subject to the rights of the Corporation's creditors in the event of the Corporation's insolvency. I further understand that this Election Notice will be effective upon receipt by the Corporation.

A-1

Once I have elected to defer Cash Fees into additional DSUs by filing this Election Notice, the deferral election will govern the entire period to which it relates and cannot be revoked. Similarly, to the extent that I am a U.S. Taxpayer and have elected the time of settlement of my DSUs by filing this Election Notice, the settlement election will be irrevocable and may not be changed at any time prior to settlement of the DSUs subject to such election.

Date:
(Name of Participant)

(Signature of Participant)

Notice to Directors who are not U.S. Taxpayers

If you, as an "Electing Person" under the Plan, wish to elect to receive any portion (the "Elected Amount") of the Director Fees that would otherwise be payable to you in cash (the "Cash Fees") in the form of DSUs, you must file this notice of election (the "Election Notice") with the Chief Financial Officer (the "CFO") of the Corporation pursuant to Section 7.1(b) of the Plan:

(a)	if you are an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply; or

(b)	if you are a newly appointed as a Director, within 30 days of your appointment with respect to compensation paid for services to be performed after such date.

Subject to applicable tax law, the Elected Amount can be between 0% and 100% of your Cash Fees.

If no election is made within the foregoing time frames, you will be deemed to have elected to be paid the entire amount of you Cash Fees in cash.

Subject to Section 7.1(d) of the Plan, your election shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice with the CFO. You are not required to file another Election Notice for subsequent calendar years.

Under Section 7.1(d) of the Plan, you may elect once per calendar year to terminate your election to receive DSUs by filing with the CFO a termination notice (the "Termination Notice") in the form annexed to the Plan as Schedule B. Such termination shall be effective immediately upon receipt of such notice by the Corporation, provided that the Corporation has not imposed a "black-out" on trading. Thereafter, any portion of your Cash Fees payable or paid in the same calendar year and, subject to filing a further Election Notice in accordance with Section 7.1(b) of the Plan, all subsequent calendar years shall be paid in cash. For greater certainty, to the extent that you terminate your participation in the grant of DSUs pursuant to Article 7 of the Plan, you will not be entitled to elect to receive the Elected Amount, or any other amount of your Cash Fees in DSUs again until the calendar year following the year in which the Termination Notice is delivered.

Please refer to Article 7 of the Plan for further information, and consult your professional tax adviser as to the tax consequences of making an election.

Notice to Directors who are U.S. Taxpayers

If you, as an "Electing Person" under the Plan, wish to elect to receive any portion (the "Elected Amount") of the Director Fees that would otherwise be payable to you in cash (the "Cash Fees") in the form of DSUs, you must file this notice of election (the "Election Notice") with the Chief Financial Officer (the "CFO") of the Corporation pursuant to Section 7.1(b) of the Plan:

(a)	if you are an existing Electing Person, by December 31st in the year prior to the year in which the services giving rise to the Director Fees that are subject to such election are performed; or

(b)

if you are a newly appointed, and this is the first year in which you are electing to be an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A of the Code), within 30 days of your appointment, provided that such election shall apply on to compensation paid for services to be performed after the end of the 30-day election period.

A-2

Subject to applicable tax law, the Elected Amount can be between 0% and 100% of your Cash Fees.

If no election is made within the foregoing time frames, you will be deemed to have elected to be paid the entire amount of you Cash Fees in cash.

Subject to Section 7.1(d) of the Plan, your election shall be deemed to apply to all Cash Fees earned after the date on which you file this Election Notice with the CFO. You are not required to file another Election Notice for subsequent calendar years.

Under Section 7.1(d) of the Plan, you may elect to terminate your election to receive DSUs by filing with the CFO a termination notice (a "Termination Notice") in the form annexed to the Plan as Schedule C. As a U.S. Taxpayer, your election to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year, and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the Termination Notice is delivered.

Please refer to Article 7 of the Plan for further information, and consult your professional tax adviser as to the tax consequences of making an election.

A-3

SCHEDULE B

Foremost Clean Energy Ltd.

Amended Stock Incentive Plan (the "Plan")

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in deferred share units ("DSUs") in accordance with Article 7 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note:     An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

B-1

SCHEDULE C

Foremost Clean Energy Ltd. (the "Corporation")

Amended Stock Incentive Plan (the "Plan")

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs (U.S. TAXPAYERS)

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in deferred share units ("DSUs") in accordance with Article 7 of the Plan.

I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Corporation.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note:     An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

C-1

SCHEDULE "D"

SPINCO INCENTIVE PLAN

(See attached)

D-1

RIO GRANDE RESOURCES LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

ARTICLE 1 - DEFINITIONS	1
Section 1.1 Definitions	1

ARTICLE 2 - PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS	5
Section 2.1 Purpose of the Plan.	5
Section 2.2 Implementation and Administration of the Plan.	5
Section 2.3 Delegation to Committee.	5
Section 2.4 Eligible Participants	6
Section 2.5 Shares Subject to the Plan.	6

ARTICLE 3 - OPTIONS	6
Section 3.1 Nature of Options.	6
Section 3.2 Option Awards.	6
Section 3.3 Exercise Price.	7
Section 3.4 Expiry Date; Blackout Period.	7
Section 3.5 Exercise of Options.	7
Section 3.6 Method of Exercise and Payment of Purchase Price.	7

ARTICLE 4 - SHARE UNITS	8
Section 4.1 Nature of Share Units	8
Section 4.2 Share Unit Awards.	8
Section 4.3 Restriction Period Applicable to Share Units.	8
Section 4.4 Performance Criteria and Performance Period Applicable to PSU Awards.	9
Section 4.5 Share Unit Vesting Determination Date.	9
Section 4.6 Settlement of Share Unit Awards.	9
Section 4.7 Determination of Amounts	10
Section 4.8 Deferred Share Units	10

ARTICLE 5 - GENERAL CONDITIONS	11
Section 5.1 General Conditions applicable to Awards.	11
Section 5.2 Termination of Employment	12
Section 5.3 Unfunded Plan.	13

ARTICLE 6 - ADJUSTMENTS AND AMENDMENTS	14
Section 6.1 Adjustment to Shares Subject to Outstanding Awards.	14
Section 6.2 Amendment or Discontinuance of the Plan.	15
Section 6.3 Change of Control	16

ARTICLE 7 - MISCELLANEOUS	16
Section 7.1 Currency	16
Section 7.2 Compliance and Award Restrictions.	17
Section 7.3 Use of an Administrative Agent and Trustee.	17
Section 7.4 Tax Withholding.	17
Section 7.5 Term, Termination and Suspension of the Plan	18
Section 7.6 Reorganization of the Corporation.	18
Section 7.7 Governing Laws.	18
Section 7.8 Severability	18
Section 7.9 Effective Date of the Plan.	19

APPENDIX “A” FORM OF OPTION AGREEMENT	1
APPENDIX “B” FORM OF RSU AGREEMENT	1

(i)

APPENDIX “C” FORM OF PSU AGREEMENT	1
APPENDIX “D” FORM OF DSU AGREEMENT	1
APPENDIX “E” FORM OF U.S. PARTICIPANT NON-EMPLOYEE DIRECTOR RSU ELECTION FORM	1
APPENDIX “F” FORM OF U.S. PARTICIPANT NON-EMPLOYEE DIRECTOR DSU ELECTION FORM	1
APPENDIX “G” FORM OF SHARE UNIT SETTLEMENT NOTICE (NON-US PARTICIPANTS)	1
APPENDIX “H” FORM OF SHARE UNIT SETTLEMENT NOTICE (US PARTICIPANTS)	1

(ii)

RIO GRANDE RESOURCES LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

Rio Grande Resources Ltd. (the "Corporation") hereby establishes an Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees, consultants and management company employees providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation's long-term results.

ARTICLE 1 - DEFINITIONS

Section 1.1	Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

"Affiliates" has the meaning given to this term in the Securities Act (British Columbia), as such legislation may be amended, supplemented or replaced from time to time;

"Award Agreement" means an Option Agreement, RSU Agreement, PSU Agreement, DSU Agreement or an Employment Agreement, as the context requires;

"Awards" means Options, RSUs, PSUs and DSUs granted to a Participant pursuant to the terms of the Plan;

"Black-Out Period" means the period of time required by applicable law or as imposed by the Corporation as a result existence of undisclosed Material Information (as such term is defined in the policies of the CSE, as amended, supplemented or replaced from time to time) when, pursuant to any policies or determinations of the Corporation, securities of the Corporation may not be traded by insiders or other specified persons;

"Board" means the board of directors of the Corporation as constituted from time to time;

"Broker" has the meaning ascribed thereto in Section 7.4(2) hereof;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario, Canada, or Vancouver, British Columbia, Canada for the transaction of banking business;

"Cash Equivalent" means in the case of Share Units, the amount of money equal to the Market Value multiplied by the number of vested Share Units in the Participant's Account, net of any applicable taxes in accordance with Section 7.4, on the Share Unit Settlement Date;

"Change of Control" means unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events: (a) any transaction (other than a transaction described in clause (b) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation's then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation's equity incentive plans; or (B) as a result of the conversion of the multiple voting shares in the capital of the Corporation into Shares; upon the consummation of an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction, or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction; (b) the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation's assets to a person other than a person that was an Affiliate of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition; (c) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re- arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or (d) individuals who, on the effective date, are members of the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board; provided, however, that for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which would be required upon, or accelerated upon, a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Participant unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code;

"Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder;

"Code of Ethics" means any code of ethics adopted by the Corporation, as modified from time to time;

"Corporation" means Rio Grande Resources Ltd., a corporation existing under the Business Corporations Act (British Columbia), as amended from time to time;

"CSE" means the Canadian Securities Exchange;

"DSUs" have the meaning ascribed thereto in Section 4.8 hereof, which is a bookkeeping entry equivalent in value to a Share credited to a Participant’s account, and may only be awarded to Non-Employee Directors;

"DSU Agreement" means a written notice from the Corporation to a Participant evidencing the grant of DSUs and the terms and conditions thereof, substantially in the form of Appendix “D”, or such other form as the Board may approve from time to time;

"Eligible Participants" has the meaning ascribed thereto in Section 2.4 hereof;

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"Employment Agreement" means, with respect to any Participant, any written employment agreement between the Corporation or an Affiliate and such Participant;

"Exercise Notice" means a notice in writing signed by a Participant and stating the Participant's intention to exercise a particular Award, if applicable;

"Exercise Price" has the meaning ascribed thereto in Section 3.2(1) hereof;

"Expiry Date" has the meaning ascribed thereto in Section 3.4 hereof;

"Market Value" means at any date when the market value of Shares and for all Awards of the Corporation is to be determined, the greater of the closing market price of the Shares on the Trading Day prior to the date of grant or the date of grant on the principal stock exchange on which the Shares are listed but in any event being not less than $0.05, or if the Shares of the Corporation are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith;

"Non-Employee Directors" means members of the Board who, at the time of execution of an Award Agreement, if applicable, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Corporation or a Subsidiary, consultants or service providers providing ongoing services to the Corporation or its Affiliates;

"Option" means an option granted to the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, but subject to the provisions hereof;

"Option Agreement" means a written notice from the Corporation to a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Appendix “A”, or such other form as the Board may approve from time to time;

"Participant's Account" means an account maintained to reflect each Participant's participation in RSUs and/or PSUs under the Plan;

"Participants" means Eligible Participants that are granted Awards under the Plan;

"Performance Criteria" means criteria established by the Board which, without limitation, may include criteria based on the Participant's personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

"Performance Period" means the period determined by the Board pursuant to Section 4.4 hereof;

"Person" means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

"Plan" means this Omnibus Long-Term Incentive Plan, as amended and restated from time to time;

"PSU" means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

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"PSU Agreement" means a written notice from the Corporation to a Participant evidencing the grant of PSUs and the terms and conditions thereof, substantially in the form of Appendix “C”, or such other form as the Board may approve from time to time;

"Restriction Period" means the period determined by the Board pursuant to Section 4.3 hereof;

"RSU" means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

"RSU Agreement" means a written notice from the Corporation to a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form of Appendix “B”, or such other form as the Board may approve from time to time;

"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more Non- Employee Directors, officers, employees or insiders of the Corporation or a Subsidiary. For greater certainty, a "Share Compensation Arrangement" does not include a security-based compensation arrangement used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation;

"Share Unit" means a RSU or PSU awarded thereon, as the context requires;

"Share Unit Settlement Date" has the meaning determined in Section 4.6(1)(a);

"Share Unit Settlement Notice" means a notice by a Participant to the Corporation electing the desired form of settlement of vested RSUs or PSUs in the form set out in Appendix “G” (or Appendix “H” for U.S. Participants), or such other form as the Board may approve from time to time;

"Share Unit Vesting Determination Date" has the meaning described thereto in Section 4.5 hereof;

"Shares" means the common shares in the capital of the Corporation;

"Stock Exchange" means the CSE or such other principal stock exchange (if not the CSE) upon which the Shares may be listed, as applicable from time to time;

"Subsidiary" means a corporation, company, partnership or other body corporate that is controlled, directly or indirectly, by the Corporation;

"Successor Corporation" has the meaning ascribed thereto in Section 6.1(3) hereof;

"Surrender" has the meaning ascribed thereto in Section 3.6(3);

"Surrender Notice" has the meaning ascribed thereto in Section 3.6(3);

"Tax Act" means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

"Termination Date" means the date on which a Participant ceases to be an Eligible Participant;

4

"Trading Day" means any day on which the Stock Exchange is opened for trading;

"U.S. Participant" means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code; and

"VWAP" means the volume weighted average trading price of the Shares on the CSE calculated by dividing the total value by the total volume of such securities traded for the five (5) Trading Days immediately preceding the exercise of the subject Option.

ARTICLE 2 - PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1	Purpose of the Plan.

The purpose of this Plan is to advance the interests of the Corporation by: (i) providing Eligible Participants with additional incentives; (ii) encouraging stock ownership by such Eligible Participants; (iii) increasing the proprietary interest of Eligible Participants in the success of the Corporation; (iv) promoting growth and profitability of the Corporation; (v) encouraging Eligible Participants to take into account long- term corporate performance; (vi) rewarding Eligible Participants for sustained contributions to the Corporation and/or significant performance achievements of the Corporation; and (vii) enhancing the Corporation's ability to attract, retain and motivate Eligible Participants.

Section 2.2	Implementation and Administration of the Plan.

(1)	Subject to Section 2.3, this Plan will be administered by the Board.

(2)

Subject to the terms and conditions set forth in this Plan, the Board is authorized to provide for the granting, exercise and method of exercise of Awards, all at such times and on such terms (which may vary between Awards granted from time to time) as it determines. In addition, the Board has the authority to (i) construe and interpret this Plan and all certificates, agreements or other documents provided or entered into under this Plan; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board will be binding on all Participants and on their legal, personal representatives and beneficiaries.

(3)

No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan, any Award Agreement or other document or any Awards granted pursuant to this Plan.

(4)	The day-to-day administration of the Plan may be delegated to such committee of the Board and/or such officers and employees of the Corporation as the Board determines from time to time.

(5)	Subject to the provisions of this Plan, the Board has the authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of an Award.

Section 2.3	Delegation to Committee.

Despite Section 2.2 or any other provision contained in this Plan, the Board has the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. In such circumstances, all references to the Board in this Plan include reference to such committee and/or member of the Board, as applicable.

5

(1)

The Persons who shall be eligible to receive Awards ("Eligible Participants") shall be the bona fide Non-Employee Directors, officers, employees, consultants, contractors and service providers of the Corporation or a Subsidiary, providing ongoing services to the Corporation and its Affiliates. The Corporation shall be responsible for ensuring and confirming that such person is a bona fide Eligible Participant.

(2)	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant's relationship, employment or appointment with the Corporation.

(3)

Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment or appointment by the Corporation.

Section 2.5	Shares Subject to the Plan.

(1)

Subject to adjustment pursuant to provisions of Article 6 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Awards under the Plan shall not exceed fifteen percent (15%) of the total issued and outstanding Shares from time to time or such other number as may be approved by the Stock Exchange and the shareholders of the Corporation from time to time, determined on the date of a grant of an Award, provided that at all times when the Corporation is listed on the CSE, the requisite shareholder approval required by policies of the CSE then in force must be obtained.

(2)

Shares in respect of which an Award is granted under the Plan, but not exercised prior to the termination of such Award or not vested or settled prior to the termination of such Award due to the expiration, termination, cancellation or lapse of such Award, shall be available for Awards to be granted thereafter pursuant to the provisions of the Plan. All Shares issued pursuant to the exercise or the vesting of the Awards granted under the Plan shall be so issued as fully paid and non- assessable Shares.

ARTICLE 3 - OPTIONS

Section 3.1	Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, subject to the provisions hereof.

Section 3.2	Option Awards.

(1)

The Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) determine the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the "Exercise Price"), (iv) determine the relevant vesting provisions (including Performance Criteria, if applicable) and (v) determine the Expiry Date, the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the Stock Exchange.

(2)	The Board shall have the authority to determine the vesting terms applicable to grants of Options, and such vesting terms will be described in the Option Agreement.

6

Section 3.3	Exercise Price.

The Exercise Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted but shall not be less than the Market Value of such Shares at the time of the grant.

Section 3.4	Expiry Date; Blackout Period.

Subject to Section 6.2, each Option must be exercised no later than ten (10) years after the date the Option is granted or such shorter period as set out in the Participant's Option Agreement, at which time such Option will expire (the "Expiry Date"). Notwithstanding any other provision of this Plan, each Option that would expire during a Black-Out Period shall expire on the date that is ten (10) Business Days immediately following the expiration of the Black-Out Period.

Section 3.5	Exercise of Options.

(1)

Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(2)

Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board may determine in its sole discretion.

(3)

No fractional Shares will be issued upon the exercise of Options granted under this Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Section 6.1, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 3.6	Method of Exercise and Payment of Purchase Price.

(1)

Subject to the provisions of the Plan and the alternative exercise procedures set out herein, an Option granted under the Plan may be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering an Exercise Notice to the Corporation in the form and manner determined by the Board from time to time, together with cash, a bank draft or certified cheque in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and any applicable tax withholdings.

(2)

In lieu of exercising any vested Option in the manner described in this Section 3.6 (1) or Section 3.6 (2), and pursuant to the terms of this Article 3, a Participant may, by surrendering an Option ("Surrender") with a properly endorsed notice of Surrender to the Corporate Secretary of the Corporation, substantially in the form of Schedule "B" to the Option Agreement (a "Surrender Notice"), elect to receive that number of Shares equal to the quotient obtained by dividing:

(A)	the product of the number of Options being exercised multiplied by the difference between the VWAP of the underlying Shares and the exercise price of the subject Options; by

(B)	the VWAP of the underlying Shares, and such Surrender shall be subject to Board approval at all times.

7

(3)

Upon the exercise of an Option pursuant to Section 3.6(1) or Section 3.6(3), the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to deliver to the Participant such number of Shares as the Participant shall have then paid for and as are specified in such Exercise Notice.

ARTICLE 4 - SHARE UNITS

Section 4.1	Nature of Share Units.

A Share Unit is an Award entitling the recipient to acquire Shares, at such purchase price (which may be zero) as determined by the Board, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

Section 4.2	Share Unit Awards.

(1)

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs and/or PSUs under the Plan, (ii) fix the number of RSUs and/or PSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs and/or PSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including, in the case of PSUs, the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs and/or PSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2)

Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement and/or PSU Agreement, the Board shall determine whether each RSU and/or PSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares. For greater certainty, RSUs shall only be granted to a Participant in consideration for future services to be provided by the Participant to the Corporation and if such RSU grants are made at the discretion of the Board on a quarterly basis, each such RSU grant shall be made in advance of the quarter to which it relates and shall vest at the Share Unit Vesting Determination Date inclusive of such relevant quarter.

(3)	Share Units shall be settled by the Participant at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the Share Unit Settlement Date.

(4)	The Board shall have the authority to determine the vesting terms applicable to grants of RSUs, , and such vesting terms will be described in the RSU Agreements.

(5)

If applicable, each Non-Employee Director may elect to receive all or a portion his or her annual retainer fee in the form of a grant of RSUs in each calendar year. The number of RSUs shall be calculated as the amount of the Non-Employee Director's annual retainer fee elected to be paid by way of RSUs divided by the Market Value. At the discretion of the Board, fractional RSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Section 4.3	Restriction Period Applicable to Share Units.

The applicable restriction period in respect of a particular Share Unit shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the services in respect of which the Award is granted are rendered ("Restriction Period"). For example, the Restriction Period for a grant made in October 2024 shall end no later than December 31, 2028. Subject to the Board's determination, any vested Share Units with respect to a Restriction Period will be paid to Participants in accordance with Article 4, no later than the final day of the Restriction Period. Unless otherwise determined by the Board, all unvested Share Units shall be cancelled on the Share Unit Vesting Determination Date (as such term is defined in Section 4.5) and, in any event, no later than the last day of the Restriction Period.

8

Section 4.4	Performance Criteria and Performance Period Applicable to PSU Awards.

(1)

For each award of PSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the PSUs held by such Participant (the "Performance Period"), provided that such Performance Period may not expire after the end of the Restriction Period, being no longer than three (3) years after the calendar year in which the services in respect of which the Award was granted are rendered. For example, a Performance Period determined by the Board to be for a period of three (3) financial years will start on the first day of the financial year in which the award is granted and will end on the last day of the third financial year after the year in which the grant was made. In such a case, for a grant made on J anuary 4, 2024, the Performance Period will start on January 1, 2024 and will end on December 31, 2027.

(2)	For each award of PSUs, the Board shall establish any Performance Criteria and other vesting conditions in order for a Participant to be entitled to receive Shares in exchange for his or her PSUs.

Section 4.5	Share Unit Vesting Determination Date.

(1)

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU and/or PSU have been met (the "Share Unit Vesting Determination Date"), and as a result, establishes the number of RSUs and/or PSUs that become vested, if any. For greater certainty, the Share Unit Vesting Determination Date in respect of Share Units must fall after the end of the Performance Period, if applicable, but no later than the day immediately prior to the last day of the Restriction Period.

(2)

No RSU or PSU issued pursuant to this Plan, may vest before the date that is one year following the date it is granted or issued. However, the vesting required by Section 4.5(1) may be accelerated for a Participant who dies or who ceases to be an Eligible Participant under the Plan in connection with a change of control, take-over bid, reverse takeover or other similar transaction.

Section 4.6	Settlement of Share Unit Awards.

(1)

Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a RSU Agreement and/or PSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of a Share Unit are satisfied:

(a)

all of the vested Share Units covered by a particular grant shall, subject to Section 4.6(4), be settled on the first Business Day following their Share Unit Vesting Determination Date (the "Share Unit Settlement Date"); and

(b)

a Participant is entitled to deliver to the Corporation, on or before the Share Unit Settlement Date, a Share Unit Settlement Notice in respect of any or all vested Share Units held by such Participant.

(2)	Subject to Section 4.6(4), settlement of Share Units shall take place promptly following the Share Unit Settlement Date and take the form set out in the Share Unit Settlement Notice through:

9

(a)	in the case of settlement of Share Units for their Cash Equivalent, delivery of a bank draft, certified cheque or other acceptable form of payment to the Participant representing the Cash Equivalent;

(b)	in the case of settlement of Share Units for Shares, delivery of Shares to the Participant; or

(c)	in the case of settlement of the Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3)

If a Share Unit Settlement Notice is not received by the Corporation on or before the Share Unit Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 4.7(2).

(4)

Notwithstanding any other provision of this Plan, in the event that a Share Unit Settlement Date falls during a Black-Out Period and the Participant has not delivered a Share Unit Settlement Notice, then such Share Unit Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such Black-Out Period is terminated unless such date would occur after the final day of the Restriction Period.

Section 4.7	Determination of Amounts.

(1)

For purposes of determining the Cash Equivalent of Share Units to be made pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and shall equal the Market Value on the Share Unit Settlement Date multiplied by the number of vested Share Units in the Participant's Account which the Participant desires to settle in cash pursuant to the Share Unit Settlement Notice.

(2)

For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of Share Units pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and be the whole number of Shares equal to the whole number of vested Share Units then recorded in the Participant's Account which the Participant desires to settle pursuant to the Share Unit Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan in respect of such Share Units settled for Shares shall be satisfied in full by such issuance of Shares.

Section 4.8	Deferred Share Units.

(1)

A deferred share unit is a unit granted to Non-Employee Directors of the Corporation representing the right to receive a Share or the Cash Equivalent, subject to restrictions and conditions as the Board may determine at the time of grant (a “DSU”). Conditions may be based on continuing service as a Non-Employee Director (or other service relationship), vesting terms and/or achievement of pre-established Performance Criteria, as applicable.

(2)

Subject to the Corporation’s director compensation policies determined by the Board from time to time, each Non-Employee Director may receive all or a portion of his or her annual retainer fee, if applicable, in the form of a grant of DSUs in each calendar year. The number of DSUs shall be calculated as the amount of the Non-Employee Director’s annual retainer fee to be paid by way of DSUs divided by the Market Value on the date of grant. At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number. As applicable, any election made by a Non-Employee Director who is an Eligible Person to receive an additional portion of his or her annual retainer fee in the form of DSUs must be irrevocably made, completed, signed and delivered to the Corporation by the end of the calendar year preceding the calendar year to which such election is to apply. Subject to the Corporation’s Non-Employee Director compensation policies and any minimum amount of the Non-Employee Director’s annual retainer fee that may be required to be received in the form of DSUs, if no such election is made in respect of a particular calendar year, an Eligible Person will receive all or the remainder, as applicable, of the Non-Employee Director’s annual retainer fee in cash.

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(3)

Each DSU will be evidenced by a DSU Agreement that sets forth the restrictions, limitations and conditions for each DSU and may include, without limitation, the vesting and terms of the DSUs and the provisions applicable in the event service terminates, and shall contain such terms that may be considered necessary in order for the DSUs to comply with any applicable tax provisions or other applicable laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any Stock Exchange having authority over the Corporation.

(4)

Any DSUs that are awarded to a person who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to meet requirements of paragraph 6801(d) of the Income Tax Regulations adopted under the Tax Act (or any successor to such provisions).

(5)

Subject to vesting and other conditions and provisions set forth herein and in the DSU Agreement, the Board shall determine whether each DSUs awarded shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; (iii) to receive a combination of cash and Shares, as the Board may determine in its sole discretion on redemption; or (iv) to entitle the Participant to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares.

(6)

Unless otherwise specified in a DSU Agreement, a non-U.S. Participant shall be entitled to redeem his or her DSUs during the period commencing on the Business Day immediately following the Termination Date and ending on the earlier of (i) the date that is not later than the 90th date following the Termination Date, or such shorter redemption period set out in the relevant DSU Agreement that is not earlier than the Termination Date, and (ii) December 31st of that calendar year, and which period (the “DSU Redemption Deadline”), by providing a written notice of settlement to the Corporation setting out the number of DSUs to be settled and the particulars regarding the registration of the Shares issuable upon settlement, if applicable (the “DSU Redemption Notice”). In the event of the death of a Non-Employee Director who is not a U.S. Participant, the DSU Redemption Notice shall be filed by the administrator or liquidator of the estate.

(7)

If a DSU Redemption Notice is not received by the Corporation on or before the DSU Redemption Deadline, the Participant shall be deemed to have delivered a DSU Redemption Notice on the DSU Redemption Deadline and, if not otherwise set out in the DSU Agreement, the Board shall determine the number of DSUs to be settled by way of Shares, the Cash Equivalent or a combination of Shares and the Cash Equivalent and delivered to the Participant or administrator or liquidator of the estate of the Participant, as applicable.

(8)

The settlement of DSUs held by a Participant who is a U.S. Participant shall be made in accordance with the terms of the Addendum for U.S. Participants, the relevant DSU Agreement and any applicable deferral election. Such settlement shall be intended to comply with or be exempt from Section 409A.

ARTICLE 5 - GENERAL CONDITIONS

Section 5.1	General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)

Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

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(2)

Rights as a Shareholder - Neither the Participant nor such Participant's personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant's Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person's name on the share register for the Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person's name on the share register for the Shares.

(3)

Conformity to Plan - In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(4)

Non-Transferability - Except as set forth herein, Awards are not transferable and not assignable. Awards may be exercised only upon the Participant's death, by the legal representative of the Participant's estate, provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award. A person exercising an Award may subscribe for Shares only in the person's own name or in the person's capacity as a legal representative.

Section 5.2	Termination of Employment.

(1)	Each Share Unit, Option and DSU shall be subject to the following conditions:

(a)

Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for "cause", all unexercised vested or unvested Share Units, Options and DSUs granted to such Participant shall terminate for nil consideration on the effective date of the termination as specified in the notice of termination. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. "Cause" shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation's Code of Ethics and any reason determined by the Corporation to be cause for termination.

(b)

Retirement. In the case of a Participant's retirement, any unvested Share Units, DSUs and/or Options held by the Participant as at the Termination Date will continue to vest in accordance with their vesting schedules, and all vested Share Units, DSUs and Options held by the Participant at the Termination Date may be exercised until, in respect of the Share Units and Options, the earlier of the expiry date of such Share Units and Options, or one (1) year following the Termination Date and in the case of the DSUs, the DSU Redemption Deadline, provided that if the Participant is determined to have breached any post-employment restrictive covenants in favour of the Corporation, then any Share Units, DSUs and/or Options held by the Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Corporation any "in-the-money" amounts realized upon exercise of Share Units, DSUs and/or Options following the Termination Date. For greater certainty, any Share Units, DSUs or Options (vested or unvested) must expire within a reasonable period, not exceeding, in the case of the Share Units and Options, twelve (12) months from the date of the Participant's retirement and in the case of the DSUs, the DSU Redemption Deadline.

(c)

Resignation. In the case of a Participant ceasing to be an Eligible Participant due to such Participant's resignation, subject to any later expiration dates determined by the Board (which shall not exceed twelve (12) months from the date of the Participant's resignation or, in the case of the DSUs, the DSU Redemption Deadline), all Share Units, DSUs and Options shall expire on the earlier of ninety (90) days after the effective date of such resignation, the expiry date of such Share Unit or Option or the DSU Redemption Date, as applicable, to the extent such Share Unit, DSU or Option was vested by the Participant on the effective date of such resignation and all unexercised unvested Share Units and/or Options and/or unvested DSUs granted to such Participant shall terminate on the effective date of such resignation.

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(d)

Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for "cause", retirement, resignation or death) the number of Share Units, DSUs and/or Options that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of ninety (90) days after the effective date of the Termination Date, the expiry date of such Share Units and Options or in the case of DSUs, the DSU Redemption Deadline. For greater certainty, the pro ration calculation referred to above shall be net of previously vested Share Units, DSUs and/or Options.

(e)

Death. If a Participant dies while in his or her capacity as an Eligible Participant, all unvested Share Units, DSUs and Options will immediately vest and all Share Units and Options will expire one hundred eighty (180) days after the death of such Participant and all unsettled DSUs shall be settled in accordance with Section 4.8(6) and Section 4.8(7), as applicable.

(f)

Change of Control. If a Participant is terminated without "cause" or resigns for good reason during the 12 month period following a Change of Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Share Units, Options and/or DSUs will immediately vest and may be exercised prior to the earlier of thirty (30) days of such date or the expiry date of such Options or Share Units and any unsettled DSUs will be settled in accordance with Section 4.8(6) prior to the earlier of thirty (30) days of such date or the DSU Redemption Deadline.

(2)

For the purposes of this Plan, a Participant's employment with the Corporation or an Affiliate is considered to have terminated effective on the last day of the Participant's actual and active employment with the Corporation or Affiliate, whether such day is selected by agreement with the individual, unilaterally by the Corporation or Affiliate and whether with or without advance notice to the Participant. For the avoidance of doubt, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant's last day of actual and active employment will be considered as extending the Participant's period of employment for the purposes of determining his entitlement under this Plan.

(3)

The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any awards which would have settled or vested or accrued to the Participant after the date of cessation of employment or if working notice of termination had been given.

Section 5.3	Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation. Notwithstanding the foregoing, any determinations made shall be such that the DSUs issued pursuant to this Plan continuously meet the requirements of paragraph 6801(d) of the Income Tax Regulations, adopted under the Tax Act or any successor provision thereto.

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ARTICLE 6 - ADJUSTMENTS AND AMENDMENTS

Section 6.1	Adjustment to Shares Subject to Outstanding Awards.

(1)

In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(2)

In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(3)

If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 6.1(1) or Section 6.1(2) hereof or, subject to the provisions of Section 6.2(3) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation"), the Participant shall be entitled to receive upon the subsequent exercise or vesting of Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 6.2(3) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

(4)

If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or Shares, but including for greater certainty Shares or equity interests in a Subsidiary or business unit or one of its Subsidiaries or cash proceeds of the disposition of such a Subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants' economic rights in respect of their Awards in connection with such distribution, transaction or change.

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(5)

Any adjustment, other than in connection with a security consolidation or security split, to any Awards granted or issued under the Plan must be subject to the prior acceptance of the CSE (if required under the policies of the CSE), including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

Section 6.2	Amendment or Discontinuance of the Plan.

(1)	The Board may amend the Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 6 hereof;

(b)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and

(c)

be subject to shareholder approval, where required by law, the requirements of the Stock Exchange or the provisions of the Plan, provided that shareholder approval shall not be required for the following amendments and the Board may make any such amendments:

(i)	amendments of a general "housekeeping" or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

(ii)	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award;

(iii)	any amendment regarding the administration of this Plan;

(iv)

any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, this Plan or the shareholders of the Corporation (provided, however, that any Stock Exchange shall have the overriding right in such circumstances to require shareholder of any such amendments); and

(v)	any other amendment that does not require the shareholder approval under Section 6.2(2).

(2)	Notwithstanding Section 6.2(1)(c), the Board shall be required to obtain shareholder approval to make the following amendments:

(a)	any amendment to the category of persons eligible to participate under this Plan;

(b)

any change to the maximum number or percentage, as the case may be, of Shares issuable from treasury under the Plan, except such increase by operation of Section 2.5 and in the event of an adjustment pursuant to Article 6;

(c)

any amendment that would permit the introduction or reintroduction of Non-Employee Directors as Eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on Non-Employee Director participation;

(d)	any amendment regarding the effect of termination of a Participant's employment or engagement;

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(e)

any amendment to add or amend provisions relating to the granting of cash-settled awards, provision of financial assistance or clawbacks and any amendment to a cash- settled award, financial assistance or clawbacks provisions which are adopted;

(f)	any amendment to the amendment provisions of the Plan;

(g)	any amendment to the method for determining the Exercise Price of any Options;

(h)	any amendment to the expiry and termination provisions applicable to any Awards; and

(i)	any amendment to the method or formula for calculating prices, values or amounts under this Plan that may result in a benefit to a Participant.

(3)

The Board may, subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant's employment shall not apply for any reason acceptable to the Board.

(4)

Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the CSE, the Corporation shall be required to obtain prior CSE acceptance of any amendment to this Plan if required under the policies of the CSE.

Section 6.3	Change of Control.

(1)

Notwithstanding any other provision of this Plan, in the event of a Change of Control, the surviving, successor or acquiring entity shall assume any Awards or shall substitute similar options or share units for the outstanding Awards, as applicable. If the surviving, successor or acquiring entity does not assume the outstanding Awards or substitute similar options or share units for the outstanding Awards, as applicable, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Change of Control and all Options, RSUs, DSUs and a specified number of PSUs shall be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of the Plan, shall expire or, with respect to RSUs and PSUs be settled, immediately prior to the termination of the Plan. The number of PSUs which are deemed to be vested shall be determined by the Board, in its sole discretion, having regard to the level of achievement of the Performance Criteria prior to the Change of Control.

(2)

In the event of a Change of Control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Participants; (ii) otherwise modify the terms of the Awards to assist the Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such Change of Control. If the Change of Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to this Section 6.3 shall be returned by the Corporation to the Participant and, if exercised or settled, as applicable, the Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Shares and the original terms applicable to such Awards shall be reinstated.

ARTICLE 7 - MISCELLANEOUS

Section 7.1	Currency.

Unless otherwise specifically provided, all references to dollars in this Plan are references to Canadian dollars.

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Section 7.2	Compliance and Award Restrictions.

(1)

The Corporation's obligation to issue and deliver Shares under any Award is subject to: (i) the completion of such registration or other qualification of such Shares or obtaining approval of such regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Shares to listing on any Stock Exchange on which such Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Corporation shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any Stock Exchange on which such Shares are then listed.

(2)

The Participant agrees to fully cooperate with the Corporation in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by the Corporation with such laws, rule and requirements, including all tax withholding and remittance obligations.

(3)	No Awards will be granted where such grant is restricted pursuant to the terms of any trading policies or other restrictions imposed by the Corporation.

(4)

The Corporation is not obliged by any provision of this Plan or the grant of any Award under this Plan to issue or sell Shares if, in the opinion of the Board, such action would constitute a violation by the Corporation or a Participant of any laws, rules and regulations or any condition of such approvals.

(5)

If Shares cannot be issued to a Participant upon the exercise or settlement of an Award due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares will terminate and, if applicable, any funds paid to the Corporation in connection with the exercise of any Options will be returned to the applicable Participant as soon as practicable.

Section 7.3	Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 7.4	Tax Withholding.

(1)

Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation's transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 7.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

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(2)

The sale of Shares by the Corporation, or by a broker engaged by the Corporation (the "Broker"), under Section 7.4(1) or under any other provision of the Plan will be made on the Stock Exchange. The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares on his or her behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(3)

The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

(4)

Notwithstanding the first paragraph of this Section 7.4, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant's registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

Section 7.5	Term, Termination and Suspension of the Plan

The Board may suspend or terminate the Plan at any time, provided that any such suspension or termination of the Plan will be in compliance with applicable securities law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation. The Plan shall be submitted for shareholder approval every three (3) years in accordance with policies of the CSE and applicable securities law requirements. Suspension or termination of the Plan will not materially impair rights and obligations under any Awards granted while the Plan is in effect except with the written consent of the affected Participant or as otherwise permitted in the Plan.

Section 7.6	Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 7.7	Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 7.8	Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

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Section 7.9	Effective Date of the Plan.

The Plan was initially approved by the Board on July 29, 2024, subject to approval of shareholders and the CSE.

The Plan was first approved by shareholders on [●].

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ADDENDUM FOR U.S. PARTICIPANTS

RIO GRANDE RESOURCES LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

The provisions of this Addendum apply to Awards held by a U.S. Participant. All capitalized terms used in this Addendum but not defined in Section 1 below have the meanings attributed to them in the Plan. The Section references set forth below match the Section references in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below.

1.	Definitions

"cause" has the meaning attributed under Section 5.2(1)(a) of the Plan, provided however that the Participant has provided the Corporation (or applicable Subsidiary) with written notice of the acts or omissions constituting grounds for "cause" within 90 days of such act or omission and the Corporation (or applicable Subsidiary) shall have failed to rectify, as determined by the Board acting reasonably, any such acts or omissions within 30 days of the Corporation's (or applicable Subsidiary's) receipt of such notice.

"Separation from Service" means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he or she dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h).

"Specified Employee" has the meaning set forth in Treasury Regulation Section 1.409A-1(i).

2.	Expiry Date of Options

Notwithstanding anything to the contrary in Section 3.4 of the Plan or otherwise, in no event, including as a result of any Black- Out Period or any termination of employment, shall the expiration of any Option issued to a U.S. Participant be extended beyond the original Expiry Date if such Option has an Exercise Price that is less than the Market Value on the date of the proposed extension.

3.	Surrender of Options

With respect to U.S. Participants, all references to “VWAP” in Section 3.6(3) are replaced with “Market Price.”

4.	Non-Employee Directors

A Non-Employee Director who is also a U.S. Participant and wishes to have all or any part of his or her annual retainer fees paid in the form of RSUs or DSUs shall irrevocably elect such payment form by December 31 of the year prior to the calendar year during which the annual retainer fees are to be earned. Any election made under this Section 4 shall be irrevocable during the calendar year to which it applies, and shall apply to annual retainers earned in future calendar years unless and until the U.S. Participant makes a later election in accordance with the terms of this Section 4 of the Addendum. With respect to the calendar year in which a U.S. Participant becomes a Non-Employee Director, so long as such individual has never previously been eligible to participate in any deferred compensation plan sponsored by the Corporation, such individual may make the election described in this Section 4 of the Addendum within the first 30 days of becoming eligible to participate in the Plan, but solely with respect to the portion of the annual retainer not earned before the date such election is made.

Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, any RSUs issued to a U.S. Participant that is a Non-Employee Director in lieu of retainer fees shall be settled on the earlier of (i) the U.S. Participant's Separation from Service, or (ii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

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Notwithstanding anything to the contrary in Article 4 of the Plan, the redemption of DSUs will be deemed to be made on the earlier of (i) the U.S. Participant’s Separation from Service within the meaning of Section 409A, or (ii) within 90 days of the U.S. Participant’s death.

5.	Settlement of Share Unit Awards.

(a)

Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, all of the vested Share Units subject to any RSU or PSU shall be settled on the earlier of (i) the date set forth in the U.S. Participant's Share Unit Settlement Notice which shall be no later than the fifth anniversary of the applicable Share Unit Vesting Determination Date, (ii) the U.S. Participant's Separation from Service, or (iii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

(b)

Notwithstanding Section 4.6(1)(b) of the Plan, any U.S. Participant must deliver to the Corporation a Share Unit Settlement Notice specifying the Share Unit Settlement Date and form of settlement for his or her RSUs or PSUs on or prior to December 31 of the calendar year prior to the calendar year of the grant; provided that, the Share Unit Settlement Date may be specified at any time prior to the grant date, if the award requires the U.S. Participant's continued service for not less than 12 months after the grant date in order to vest in such Award. Any such election of Share Unit Settlement Date shall be irrevocable as of the last date in which it is permitted to be made in accordance with the forgoing sentence. Notwithstanding the foregoing, if any U.S. Participant fails to timely submit a Share Unit Settlement Notice in accordance with the foregoing, then such U.S. Participant's Share Unit Settlement Date shall be deemed to be the fifth anniversary of the Share Unit Vesting Determination Date, in addition, such settlement shall be in the form of Shares, Cash Equivalent, or a combination of both as determined by the Corporation in its sole discretion.

(c)	For the avoidance of doubt, Section 4.6(4) of the Plan shall not apply to any Award issued to a U.S. Participant.

6.	Termination of Employment

(a)

Notwithstanding Section 5.2(1)(b) of the Plan, any unvested Share Units held by a Participant that retires shall be deemed vested as of the Termination Date and shall be settled at such time as set forth in Section 4 to this Addendum.

(b)

For the avoidance of doubt, in the event that a U.S. Participant dies, his or her vested Options shall expire on the earlier of the original expiry date or one hundred and eighty days after the death of such Participant.

7.	Specified Employee

Each grant of Share Units to a U.S. Participant is intended to be exempt from or comply with Code Section 409A. To the extent any Award is subject to Section 409A, then:

(a)	all payments to be made upon a U.S. Participant's Termination Date shall only be made upon such individual's Separation from Service; and

(b)

if on the date of the U.S. Participant's Separation from Service the Corporation's shares (or shares of any other Corporation that is required to be aggregated with the Corporation in accordance with the requirements of Code Section 409A) is publicly traded on an established securities market or otherwise and the U.S. Participant is a Specified Employee, then the benefits payable to the Participant under the Plan that are payable due to the U.S. Participant's Separation from Service shall be postponed until the earlier of the originally scheduled date and six months following the U.S. Participant's Separation from Service. The postponed amount shall be paid to the U.S. Participant in a lump sum within 30 days after the earlier of the originally scheduled date and the date that is six months following the U.S. Participant's Separation from Service. If the U.S. Participant dies during such six-month period and prior to the payment of the postponed amounts hereunder, the amounts delayed on account of Code Section 409A shall be paid to the U.S. Participant's estate within 60 days following the U.S. Participant's death.

21

8.	Adjustments.

Notwithstanding anything to the contrary in Article 6 of the Plan, any adjustment to an Option held by any U.S. Participant shall be made in compliance with the Code which for the avoidance of doubt may include an adjustment to the number of Shares subject thereto, in addition to an adjustment to the Exercise Price thereof.

9.	General

Notwithstanding any provision of the Plan to the contrary, all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Participant's consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to the Corporation or contravening Code Section 409A. However, the Corporation shall have no obligation to modify the Plan or any Share Unit and does not guarantee that Share Units will not be subject to taxes, interest and penalties under Code Section 409A. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any Subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

22

APPENDIX “A”

FORM OF OPTION AGREEMENT

RIO GRANDE RESOURCES LTD.

OPTION AGREEMENT

 This Option Agreement is entered into between Rio Grande Resources Ltd. (the "Corporation") and the Optionee named below pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan") a copy of which is attached hereto, and confirms the following:

1.	Grant Date: [●]

2.	Optionee: [●]

3.	Optionee's Eligible Person Capacity Under the Plan: [●]

4.	Number of Options: [●]

5.	Exercise Price ($) per Share: [●]

6.	Expiry Date of Option Period: [●]

7.	Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the option period. The Options vest as follows:

(a)	[●]

8.

The Option is non-assignable and non-transferable otherwise than, by will or by the law governing the devolution of property, to the Optionee's executor, administrator or other personal representative in the event of death of the Optionee.

9.

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

10.	Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

11.

By signing this agreement, the Optionee acknowledges that he, she, or its authorized representative has read and understands the Plan and agrees that the Options are granted under and governed by the terms and conditions of the Plan, as may be amended or replaced from time to time.

[Signature page follows.]

 IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the         day of                   , 20                      .

Signature by Optionee

Print Name

RIO GRANDE RESOURCES LTD.

Per:
Authorized Signatory

SCHEDULE "A"

ELECTION TO EXERCISE STOCK OPTIONS

TO: RIO GRANDE RESOURCES LTD. (the "Corporation")

The undersigned Optionee hereby elects to exercise Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated                                                                            , 20         under the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"), for the number Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:

Exercise Price ($) per Share:	$

Aggregate Exercise Price:	$

Amount enclosed that is payable on account of any source deductions relating to this Option exercise (contact the Corporation for details of such amount):	$

☐ or check here if alternative arrangements have been made with the Corporation;

and hereby tenders a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate purchase price, and, if applicable, all source deductions, and directs such Shares to be registered as follows:

(name)	(address)

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this        day of                       , 20        .

Signature of Participant

Name of Participant (Please Print)

SCHEDULE "B"

SURRENDER NOTICE

TO: RIO GRANDE RESOURCES LTD. (the "Corporation")

The undersigned Optionee hereby elects to surrender                                                                                                                  Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated                                                                                                                            , 20       under the Corporation's Omnibus Long-Term Incentive Plan (the "Plan") in exchange for Shares as calculated in accordance with Section 3.6(3) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Please issue a certificate or certificates representing the Shares registered as follows:

(name)	(address)

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to surrender my Options is irrevocable.

DATED this         day of                       , 20       .

Signature of Participant

Name of Participant (Please Print)

APPENDIX “B”

FORM OF RSU AGREEMENT

RIO GRANDE RESOURCES LTD.

RESTRICTED SHARE UNIT AGREEMENT

 This restricted share unit agreement ("RSU Agreement") is granted by Rio Grande Resources Ltd. (the "Corporation") in favour of the Participant named below (the "Recipient") of the restricted share units ("RSUs") pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this RSU Agreement shall have the meanings set forth in the Plan.

  The terms of the RSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of RSUs. The Recipient is hereby granted [●] RSUs.

3.	Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the RSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

4.	Vesting. The RSUs will vest as follows: [●].

5.	Transfer of RSUs. The RSUs granted hereunder are non-transferable or assignable except in accordance with the Plan.

6.

Inconsistency. This RSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this RSU Agreement and the Plan, the terms of the Plan shall govern.

7.

Severability. Wherever possible, each provision of this RSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this RSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this RSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

8.	Successors and Assigns. This RSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

9.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

10.

Governing Law. This RSU Agreement and the RSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

11.	Counterparts. This RSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

  By signing this RSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this RSU Agreement.

[Signature page follows.]

 IN WITNESS WHEREOF the parties hereto have executed this RSU Agreement as of the         day of                   , 20        .

Signature by Recipient

Print Name

RIO GRANDE RESOURCES LTD.

Per:
Authorized Signatory

APPENDIX “C”

FORM OF PSU AGREEMENT

RIO GRANDE RESOURCES LTD.

PERFORMANCE SHARE UNIT AGREEMENT

This performance share unit agreement ("PSU Agreement") is granted by Rio Grande Resources Ltd. (the "Corporation") in favour of the Participant named below (the "Recipient") of the performance share units ("PSUs") pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this PSU Agreement shall have the meanings set forth in the Plan.

The terms of the PSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of PSUs. The Recipient is hereby granted [●] PSUs.

3.	Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the PSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

4.	Performance Criteria. [●].

5.	Performance Period. [●].

6.	Vesting. The PSUs will vest as follows: [●].

7.	Transfer of PSUs. The PSUs granted hereunder are not transferable or assignable except in accordance with the Plan.

8.

Inconsistency. This PSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this PSU Agreement and the Plan, the terms of the Plan shall govern.

9.

Severability. Wherever possible, each provision of this PSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this PSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this PSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10.

Entire Agreement. This PSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11.	Successors and Assigns. This PSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

13.

Governing Law. This PSU Agreement and the PSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14.	Counterparts. This PSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

[Signature page follows.]

C-1

 IN WITNESS WHEREOF the parties hereto have executed this RSU Agreement as of the         day of                   , 20        .

Signature by Recipient

Print Name

RIO GRANDE RESOURCES LTD.

Per:
Authorized Signatory

C-2

APPENDIX “D”

FORM OF DSU AGREEMENT

RIO GRANDE RESOURCES LTD.

DEFERRED SHARE UNIT AGREEMENT

This deferred share unit agreement ("DSU Agreement") is granted by Rio Grande Resources Ltd. (the "Corporation") in favour of the Participant named below (the "Recipient") of the deferred share units ("DSUs") pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this DSU Agreement shall have the meanings set forth in the Plan.

The terms of the DSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of DSUs. The Recipient is hereby granted [●] DSUs.

3.	Vesting. The DSUs will vest as follows: [●].

4.	Transfer of DSUs. The DSUs granted hereunder are non-transferable or assignable except in accordance with the Plan.

5.

Inconsistency. This DSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this DSU Agreement and the Plan, the terms of the Plan shall govern.

6.

Severability. Wherever possible, each provision of this DSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this DSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this DSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

7.	Successors and Assigns. This DSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

8.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

9.

Governing Law. This DSU Agreement and the DSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

10.	Counterparts. This DSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

  By signing this DSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this DSU Agreement.

[Signature page follows.]

D-1

 IN WITNESS WHEREOF the parties hereto have executed this DSU Agreement as of the         day of                   , 20        .

Signature by Recipient

Print Name

RIO GRANDE RESOURCES LTD.

Per:
Authorized Signatory

D-2

APPENDIX “E”

FORM OF U.S. PARTICIPANT NON-EMPLOYEE DIRECTOR RSU ELECTION FORM

RIO GRANDE RESOURCES LTD.

I, [●], wish to elect to receive [●]% of my annual retainer (including any annual retainers or fees for service on committees of the Board) in RSUs for the calendar year [●] and any future calendar years unless and until I make a new election in accordance with the Plan and the Addendum. I understand the RSUs will be settled upon the earlier of (i) my Separation from Service or (ii) a Change in Control, and otherwise in accordance with the Plan and the special provisions of the Addendum to the Plan applicable to U.S. Participants.

I understand that this election shall be irrevocable as of the last date in which I am permitted to make such election in accordance with Section 4 of the Addendum to the Plan and I shall only be permitted to revoke or modify this election up to such date. I understand that this election shall apply to any other grants of RSUs that I may be granted in the future (if any) in respect of any retainer fees payable in future calendar years (and will become irrevocable as of December 31 of the prior calendar year) until I make a later election, which election shall be made no later than the date set forth in Section 4 of the Addendum to the Plan.

All capitalized terms not defined in this Election Form have the meaning set out in the Plan.

I understand and agree that the granting and settlement of RSUs are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Election Form.

Signature of Participant

Name of Participant (Please Print)

E-1

APPENDIX “F”

FORM OF U.S. PARTICIPANT NON-EMPLOYEE DIRECTOR DSU ELECTION FORM

RIO GRANDE RESOURCES LTD.

I, [●], wish to elect to receive [●]% of my annual retainer (including any annual retainers or fees for service on committees of the Board) in DSUs for the calendar year [●] and any future calendar years unless and until I make a new election in accordance with the Plan and the Addendum. I understand the DSUs will be deemed to be redeemed upon the earlier of (i) my Separation from Service or (ii) 90 days following my death, and otherwise in accordance with the Plan and the special provisions of the Addendum to the Plan applicable to U.S. Participants.

I understand that this election shall be irrevocable as of the last date in which I am permitted to make such election in accordance with Section 4 of the Addendum to the Plan and I shall only be permitted to revoke or modify this election up to such date. I understand that this election shall apply to any other grants of DSUs that I may be granted in the future (if any) in respect of any retainer fees payable in future calendar years (and will become irrevocable as of December 31 of the prior calendar year) until I make a later election, which election shall be made no later than the date set forth in Section 4 of the Addendum to the Plan.

All capitalized terms not defined in this Election Form have the meaning set out in the Plan.

I understand and agree that the granting and settlement of DSUs are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Election Form.

Signature of Participant

Name of Participant (Please Print)

F-1

APPENDIX “G”

FORM OF SHARE UNIT SETTLEMENT NOTICE (NON-US PARTICIPANTS)

In respect of the [RSUs][PSUs] that Vested on [●] that were granted to you by Rio Grande Resources Ltd. (the “Corporation”) pursuant to the Corporation Omnibus Long-Term Incentive Plan (the “Plan”), the undersigned hereby elects to settle the [RSUs][PSUs]

(including for any fractional [RSUs][PSUs]) as follows [Participant to select one]:

(           )           (i) the Cash Equivalent, calculated in accordance with Section 4.7(1) of the Plan;

(           )           (ii) the Shares, calculated in accordance with Section 4.7(2) of the Plan; or

(           )           (iii) the Cash Equivalent for [●] [RSUs][PSUs] and Shares for [●] [RSUs][PSUs].

[In the event the undersigned elects the cash equivalent, include:] [I acknowledge that the Company will deduct from payment applicable withholding taxes in accordance with the Plan.]

[In the event the Company elects Shares, include:]

[I (check one):

(           )           (i) enclose cash, a certified cheque, bank draft or money order to the Corporation in the amount of $[●] as full payment for the applicable withholding taxes;

(           )          (ii) undertake to arrange, in a manner satisfactory to the Board, for such number of Shares to be sold as is necessary to raise an amount equal to the applicable withholding taxes and to cause the proceeds from the sale of such Shares to be delivered to the Corporation; or

(           )           (iii) if permitted by the Corporation, elect to settle for cash such number of [RSUs][PSUs] as is necessary to raise funds sufficient to cover such withholding taxes with such amount being withheld by the Corporation.]

All capitalized terms used herein but not otherwise defined have the meanings ascribed thereto in the Plan.

Date:

Name of Participant:

Signature of Participant:

G-1

APPENDIX “H”

FORM OF SHARE UNIT SETTLEMENT NOTICE (US PARTICIPANTS)

In respect of the [RSUs][PSUs] that were granted to the undersigned by Rio Grande Resources Ltd. (the “Corporation”) pursuant to the Corporation Omnibus Long-Term Incentive Plan (the “Plan”), the undersigned hereby elects to settle the [RSUs][PSUs] (including for any fractional [RSUs][PSUs]) as follows:

The [RSUs][PSUs] will be settled on the date specified below, which can be later than the fifth anniversary of the applicable Share Unit Vesting Determination Date, or the undersigned’s Separation from Service or a Change in Control, if earlier:

[Participant to insert date that is between the Share Unit Vesting Determination Date and the fifth anniversary of the Share Unit Vesting Determination Date]

Settlement Date: [●]

The [RSUs][PSUs] will be settled in the following form [Participant to select one]:

(           )           (i) the Cash Equivalent, calculated in accordance with Section 4.7(1) of the Plan;

(           )           (ii) the Shares, calculated in accordance with Section 4.7(2) of the Plan; or

(           )           (iii) the Cash Equivalent for [●] [RSUs][PSUs] and Shares for [●] [RSUs][PSUs].

I understand that if I elect the Cash Equivalent, the Company will deduct from payment applicable withholding taxes in accordance with the Plan.

I understand that if I elect Shares, I will need to provide one of the following upon settlement:

(i)	enclose cash, a certified cheque, bank draft or money order to the Corporation in the amount of $[●] as full payment for the applicable withholding taxes;

(ii)

undertake to arrange, in a manner satisfactory to the Board, for such number of Shares to be sold as is necessary to raise an amount equal to the applicable withholding taxes and to cause the proceeds from the sale of such Shares to be delivered to the Corporation; or

(iii)

if permitted by the Corporation, elect to settle for cash such number of [RSUs][PSUs] as is necessary to raise funds sufficient to cover such withholding taxes with such amount being withheld by the Corporation.

All capitalized terms used herein but not otherwise defined have the meanings ascribed thereto in the Plan.

Date:

Name of Participant:

Signature of Participant:

H-1

SCHEDULE "E"

FOREMOST AUDIT COMMITTEE CHARTER

(See attached)

''E''-1

CORPORATE AUDIT COMMITTEE CHARTER

FOREMOST CLEAN ENERGY LTD.

As revised and adopted by the Board of Directors on January 5, 2023.

GENERAL

1.	PURPOSE AND RESPONSIBILITIES OF THE COMMITTEE

1.1.	Purpose

The primary purpose of the Committee is to assist Board oversight of:

(a)	the integrity of the Corporation’s financial statements;

(b)	the Corporation's compliance with legal and regulatory requirements;

(c)	the External Auditor's qualifications and independence; and

(d)	the performance of the Corporation's internal controls and audit functions and the External Auditor.

2.	DEFINITIONS AND INTERPRETATION

2.1.	Definitions

In this charter:

(a)	"Board" means the board of directors of the Corporation;

(b)	"Chair" means the chair of the Committee;

(c)	"Committee" means the audit committee of the Board;

(d)	"Corporation" means Foremost Clean Energy Ltd.;

(e)	"Director" means a member of the Board; and

(F)	"External Auditor" means the Corporation's independent auditor.

2.2.	Interpretation

The provisions of this charter are subject to the articles and by-laws of the Corporation and to the applicable provisions of the British Columbia Business Corporations Act, applicable securities laws and any other applicable legislation.

CONSTITUTION AND FUNCTIONING OF THE COMMITTEE

3.	ESTABLISHMENT AND COMPOSITION OF THE COMMITTEE

3.1.	Establishment of the Audit Committee

The Committee is hereby continued with the constitution, function and responsibilities herein set forth.

3.2.	Appointment and Removal of Members of the Committee

(a)	Board Appoints Members. The members of the Committee shall be appointed by the Board.

(b)

Annual Appointments. The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

(c)

Vacancies. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors. If a vacancy exists on the Committee, the remaining members shall exercise all of their powers so long as a quorum remains in office.

(d)	Removal of Member. Any member of the Committee may be removed from the Committee by a resolution of the Board.

3.3.	Number of Members

The Committee shall consist of three or more Directors.

3.4.	Independence of Members

Each of the members of the Committee shall be independent for the purposes of all applicable regulatory and stock exchange requirements.

3.5.	Financial Literacy

(a)

Financial Literacy Requirement. Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b)

Definition of Financial Literacy."Financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

2

(c)	Financial Expert. At least one member of the Committee shall satisfy the applicable Nasdaq Stock Market and/or NYSE American LLC financial sophistication requirements as in effect from time to time.

4.	COMMITTEE CHAIR

4.1.	Board to Appoint Chair

The Board shall appoint the Chair from the members of the Committee who are unrelated Directors (or, if it fails to do so, the members of the Committee shall appoint the Chair from among its members).

4.2.	Chair to be Appointed Annually

The designation of the Committee's Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.	COMMITTEE MEETINGS

5.1.	Quorum

A quorum of the Committee shall be a majority of its members.

5.2.	Secretary

The Chair shall designate from time to time a person who may, but need not, be a member of the Committee, to be Secretary of the Committee.

5.3.	Time and Place of Meetings

The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least four times per year on a quarterly basis.

5.4.	In Camera Meetings

On at least an annual basis, the Committee shall meet separately with each of:

(a)	management; and

(b)	the External Auditor.

5.5.	Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

3

5.6.	Voting

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.

5.7.	Invitees

The Committee may invite Directors, officers, employees and consultants of the Corporation or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The External Auditor shall receive notice of each meeting of the Committee and shall be entitled to attend any such meeting at the Corporation's expense.

5.8.	Regular Reporting

The Committee shall report to the Board at the Board's next meeting the proceedings at the meetings of the Committee and all recommendations made by the Committee at such meetings.

6.	AUTHORITY OF COMMITTEE

6.1.	Retaining and Compensating Advisors

The Committee shall have the sole authority to engage independent counsel and any other advisors as the Committee may deem appropriate in its sole discretion and to set the compensation for any advisors employed by the Committee. The Committee shall not be required to obtain the approval of the Board in order to retain or compensate such consultants or advisors.

6.2.	Funding

The Committee shall have the authority to authorize the payment of:

(a)

compensation to any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation (National Instrument 52-110 – Audit Committees requires disclosure of fees by category paid to the External Auditor).

(b)	compensation for any advisors employed by the Committee under Section 6.1 hereof; and

(c)	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

6.3.	Subcommittees

The Committee may form and delegate authority to subcommittees if deemed appropriate by the Committee.

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6.4.	Recommendations to the Board

The Committee shall have the authority to make recommendations to the Board but shall have no decision-making authority other than as specifically contemplated in this charter.

6.5.	Compensation

The Committee has the authority to communicate directly with External Auditors and the internal auditors.

7.	REMUNERATION OF COMMITTEE MEMBERS

7.1.	Remuneration of Committee Members

Members of the Committee and the Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time.

7.2.	Directors' Fees

No member of the Committee may earn fees from the Corporation or any of its subsidiaries other than Directors' fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to Directors, as well as all of the regular benefits that other Directors receive). For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation.

SPECIFIC DUTIES AND RESPONSIBILITIES

8.	INTEGRITY OF FINANCIAL STATEMENTS

8.1.	Review and Approval of Financial Information

(a)

Annual Financial Statements. The Committee shall review and discuss with management and the External Auditor the Corporation's audited annual financial statements and related management's discussion and analysis ("MD&A") together with the report of the External Auditor thereon and, if appropriate, recommend to the Board that it approve the audited annual financial statements.

(b)

Interim Financial Statements. The Committee shall review and discuss with management and the External Auditor and, if appropriate, approve the Corporation's interim unaudited financial statements and related MD&A.

(c)

Reports. The Committee shall prepare any report required by the rules of any applicable securities regulatory authority to be included in the Corporation’s annual proxy statement, as well as any other report required of the Committee under applicable laws.

(d)	Material Public Financial Disclosure. The Committee shall discuss with management and the External Auditor:

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(i)	the types of information to be disclosed and the type of presentation to be made in connection with profit or loss or earnings press releases; and

(ii)	financial information and earnings guidance (if any) provided to analysts and rating agencies.

(e)

Proceduresfor Review. The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements (other than financial statements, MD&A and profit or loss or earnings press releases, which are dealt with elsewhere in this charter) and shall periodically assess the adequacy of those procedures.

(f)	General. To the extent the Committee deems it necessary or appropriate, the Committee may review and discuss with management and the External Auditor:

(i)	major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles;

(ii)	major issues as to the adequacy of the Corporation's internal controls over financial reporting and any special audit steps adopted in light of material control deficiencies;

(iii)

analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting methods on the financial statements;

(iv)

the effect on the financial statements of the Corporation of regulatory and accounting initiatives, as well as off-balance sheet transaction structures, obligations (including contingent obligations) and other relationships of the Corporation with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of the Corporation;

(v)	the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

(vi)	any financial information or financial statements in prospectuses and other offering documents;

(vii)	the management certifications of the financial statements as required under applicable securities laws in Canada or otherwise; and

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(viii)	any other relevant reports or financial information submitted by the Corporation to any governmental body or the public.

9.	EXTERNAL AUDITOR

9.1.	External Auditor

(a)

Authority with Respect to External Auditor. As a representative of the Corporation's shareholders and subject to applicable law and regulations (including, without limitation, applicable Canadian corporate and securities laws and Section 10A(m)(2) of the United States Securities Exchange Act of 1934, as amended), the Committee shall be directly responsible for the appointment, compensation and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. In the discharge of this responsibility, the Committee shall:

(i)

have sole responsibility for recommending to the Board the person to be proposed to the Corporation's shareholders for appointment as External Auditor for the above described purposes and recommending such External Auditor’s compensation;

(ii)	determine at any time whether the Board should recommend to the Corporation's shareholders that the incumbent External Auditor should be removed from office;

(iii)	review the terms of the External Auditor's engagement, discuss the audit fees with the External Auditor and be solely responsible for approving such audit fees; and

(iv)	require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

(b)	Independence. The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process the Committee shall:

(i)

require the External Auditor to submit on a periodic basis to the Committee a formal written statement delineating all relationships between the External Auditor and the Corporation and engage in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and recommend that the Board take appropriate action in response to the External Auditor's report to satisfy itself of the External Auditor's independence;

(ii)

unless the Committee adopts pre-approval policies and procedures, approve any non- audit services provided by the External Auditor, provided the Committee may delegate such approval authority to one or more of its independent members who shall report promptly to the Committee concerning their exercise of such delegated authority; and

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(iii)	review and approve the policy setting out the restrictions on the Corporation partners, employees and former partners and employees of the Corporation's current or former External Auditor.

(c)	Issues Between External Auditor and Management. The Committee shall:

(i)	review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor's activities or access to requested information; and

(ii)	review any significant disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor.

(d)	Non-Audit Services.

(i)	The Committee shall either:

A.	approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of the Corporation to the Corporation (including its subsidiaries); or

B.

adopt specific policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the Committee is informed of each non-audit service and the procedures do not include delegation of the Committee's responsibilities to management.

(ii)

The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full Committee at its first scheduled meeting following such pre- approval.

(iii)

The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by the Corporation at the time of the engagement as being non-audit services.

10.	OTHER

10.1.	Related Party Transactions

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The Committee shall review and approve all related party transactions in which the Corporation is involved or which the Corporation proposes to enter into.

10.2.	Expense Accounts

The Committee shall review and make recommendations with respect to:

(a)	the expense account summaries submitted by the President and Chief Executive Officer on an annual basis;

(b)	the Corporation's expense account policy, and rules relating to the standardization of the reporting on expense accounts

10.3.	Whistle Blowing

The Committee shall put in place procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

11.	PERFORMANCE EVALUATION

On a regular basis, the Committee shall follow the process established by the Board for assessing the performance and effectiveness of the Committee.

12.	CHARTER REVIEW

The Committee shall review and assess the adequacy of this charter on a regular basis and recommend to the Board any changes it deems appropriate.

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SCHEDULE "F"

PLAN OF ARRANGEMENT

(See attached)

''F''-1

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1.	Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the meanings set forth below:

(a)	“Arrangement” means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(b)

“Arrangement Agreement” means the arrangement agreement dated July 29, 2024, as amended and restated on November 4, 2024, between Foremost and Rio Grande, as may be supplemented or amended from time to time;

(c)	“Arrangement Provisions” means Section 288 of the BCBCA;

(d)

“Arrangement Resolution” means the special resolution of the Foremost Shareholders to approve the Arrangement, as required by the Interim Order, in substantially the form as set out in Schedule "B" attached to the Information Circular;

(e)	“BCBCA” means the Business Corporations Act (British Columbia);

(f)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in the City of Vancouver, British Columbia;

(g)	“Court” means the Supreme Court of British Columbia;

(h)	“CSE” means the Canadian Securities Exchange;

(i)	“Depositary” means Odyssey Trust Company, or such other depositary as Foremost may determine;

(j)	“Dissent Procedures” means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of this Plan of Arrangement;

(k)	“Dissent Rights” means the rights of dissent granted in favour of a registered Foremost Shareholder in accordance with Article 5 of this Plan of Arrangement;

(l)	“Dissenting Share” has the meaning given in Section 3.1(a) of this Plan of Arrangement;

(m)

“Dissenting Shareholder” means a registered Foremost Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures and whose Dissent Rights remain valid immediately prior to the Effective Time, but only in respect of the Foremost Shares in respect of which Dissent Rights are validly exercised by such registered Foremost Shareholder;

(n)	“DRS” means the direct registration system;

(o)	“DRS Advice” means a DRS advice which details the shares held in a book position;

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(p)

“Effective Date” means the 2nd Business Day after the date on which the Parties have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with Section 5.1 of the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement and the Final Order have been delivered;

(q)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Foremost and Rio Grande;

(r)	“Encumbrance” means any lien, charge, claim, adverse interest, security interest, third party right or encumbrance of any kind or nature;

(s)

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA approving the Plan of Arrangement, as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal;

(t)	“Foremost” means Foremost Clean Energy Ltd., a corporation existing under the BCBCA;

(u)	“Foremost Board” means the board of directors of Foremost;

(v)	“Foremost Class A Common Shares” has the meaning set out in Section 3.1(c)(i) of this Plan of Arrangement;

(w)	“Foremost Incentive Plan” means the 2023 Stock Incentive Plan of Foremost adopted on December 12, 2023;

(x)

“Foremost Meeting” means the special meeting of the Foremost Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, pass the Arrangement Resolution and such further or other business as may properly come before the Foremost Meeting;

(y)	“Foremost Optionee” means a holder of Foremost Options and/or Foremost Replacement Options, as the context requires;

(z)	“Foremost Options” means the options of Foremost, each entitling the holder to acquire one Foremost Share at the applicable exercise price;

(aa)	“Foremost Replacement Option” means an option to acquire a New Foremost Share to be issued by Foremost to a holder of a Foremost Option pursuant to Section 3.1(f) of this Plan of Arrangement;

(bb)	“Foremost Replacement RSUs” means a restricted share unit to be granted by Foremost to a holder of a Foremost RSU pursuant to Section 3.1(f) of this Plan of Arrangement;

(cc)

“Foremost RSUs” means the restricted share units of Foremost granted pursuant to the Foremost Incentive Plan, each entitling the holder on the redemption thereof to acquire such number of Foremost Shares specified in the applicable award agreement;

(dd)	“Foremost Shareholder” means a holder of Foremost Shares, Foremost Class A Common Shares or New Foremost Shares, as the context requires;

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(ee)	“Foremost Shares” means the issued and outstanding common shares in the capital of Foremost as the same are constituted immediately before the Effective Time;

(ff)	“Foremost Warrant Certificates” means the warrant certificates representing the Foremost Warrants;

(gg)	“Foremost Warrant Indentures” means the warrant indentures governing the Foremost Warrants;

(hh)	“Foremost Warrantholder” means holders of the Foremost Warrants;

(ii)	“Foremost Warrants” means the share purchase warrants of Foremost exercisable to acquire Foremost Shares that are outstanding immediately prior to the Effective Time;

(jj)

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee;

(kk)

“Information Circular” means the management information circular of Foremost, including all appendices attached thereto, to be sent to the Foremost Shareholders in connection with the Foremost Meeting, together with any amendments or supplements thereto;

(ll)	“Interim Order” means the interim order of the Court, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(mm)

“In-the-Money Amount”, in respect of an option, at any particular time, means the amount, if any, by which the fair market value at that time of the securities subject to the option exceeds the exercise price of the option. For purposes of calculating the In-the- Money Amount under Section 3.1(f)(iii) hereof, (A) the fair market value of a Foremost Share will be calculated as the Market Price of such Foremost Share determined as of the close of trading on the trading day immediately prior to the Effective Time, (B) the fair market value of a New Foremost Share will be calculated as the amount obtained when the Market Price of a Foremost Share determined as of the close of trading on the trading day immediately prior to the Effective Time, is multiplied by 0.9136, and (C) the fair market value of a Rio Grande Common Share will be calculated as the amount obtained when the Market Price of a Foremost Share determined as of the close of trading on the trading day immediately prior to the Effective Time, is multiplied by 0.0864 and then divided by two ;

(nn)	“Letter of Transmittal” means the letter of transmittal in respect of the Arrangement to be sent to Foremost Shareholders together with the Information Circular;

(oo)	“Market Price" has the meaning set out in the 2023 Stock Incentive Plan of Foremost;

(pp)	“New Foremost Shares” has the meaning set out in Section 3.1(c)(ii) of this Plan of Arrangement;

(qq)	“Parties” means Foremost and Rio Grande;

(rr)	“Plan of Arrangement” means this plan of arrangement as the same may be amended or supplemented from time to time;

(ss)	“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act set forth in section 3(a)(10) of the U.S. Securities Act;

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(tt)

“Share Distribution Record Date” means the close of business on the Business Day immediately preceding the Effective Date or such other date determined by Foremost for the purpose of determining the Foremost Shareholders entitled to receive New Foremost Shares and Rio Grande Common Shares pursuant to this Plan of Arrangement or such other date as the Foremost Board may select;

(uu)	“Rio Grande” means Rio Grande Resources Ltd.;

(vv)	“Rio Grande Common Shares” means common shares in the capital of Rio Grande;

(ww)	“Rio Grande Equity Incentive Plan” means the equity incentive plan of Rio Grande to be adopted prior to the Effective Date and as attached as Appendix “A” to this Plan of Arrangement;

(xx)

“Rio Grande Options” means options to acquire Rio Grande Common Shares to be issued in accordance with the Rio Grande Equity Incentive Plan and upon such terms as may be determined by the Rio Grande board of directors from time to time;

(yy)

“Rio Grande RSUs” means the restricted share units of Rio Grande granted pursuant to the Rio Grande Incentive Plan, each entitling the holder on the redemption thereof to acquire such number of Rio Grande Common Shares specified in the applicable award agreement;

(zz)	“Sierra” means Sierra Gold & Silver Ltd.;

(aaa)	“Sierra Shares” means the 10,000 common shares in the capital of Sierra;

(bbb)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, and the regulations promulgated thereunder, each as amended and as may be amended from time to time;

(ccc)	“Transfer Agent” means Odyssey Trust Company, the registrar and transfer agent of Foremost and Rio Grande; and

(ddd)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

1.2	Interpretation Not Affected by Headings.

The division of this Plan of Arrangement into articles, sections and subsections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms “this Plan of Arrangement”, “hereof”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section or subsection and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number and Gender.

Unless the context otherwise requires, words importing the singular number only will include the plural and vice versa, words importing the use of either gender will include both genders and neuter and words importing persons will include firms and corporations.

1.4	Meaning.

Words and phrases used herein and defined in the BCBCA will have the same meaning herein as in the BCBCA, unless the context otherwise requires.

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1.5	Date for any Action.

If any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action will be required to be taken on the next succeeding Business Day.

1.6	Currency.

All amounts of money which are referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.7	Accounting Matters.

Unless otherwise stated, all accounting terms used in this Plan of Arrangement will have the meanings attributable thereto under IFRS, as applicable and all determinations of an accounting nature that are required to be made will be made in a manner consistent with IFRS.

1.8	Reference to Legislation.

References in this Plan of Arrangement to any statute or sections thereof will include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.9	Reference to Agreements and Instruments.

References in this Plan of Arrangement to any other agreement, instrument or other document will include such agreement, instrument or other document as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

1.10	Governing Law; Submission to Jurisdiction.

This Plan of Arrangement will be governed by and be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without regard to the principles of conflict of laws thereof. All disputes relating in any way to this Plan of Arrangement will be resolved by the courts of British Columbia. The parties expressly waive any objection based on personal jurisdiction, venue or forum non conveniens.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement.

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2	Effect of Plan of Arrangement

The Plan of Arrangement will, effective at the Effective Time, become effective and be binding on (i) Foremost, (ii) Rio Grande, (iii) Sierra, (iv) Foremost Shareholders, (v) Foremost Optionholders and (vi) Foremost Warrantholders without any further act or formality required on the part of any person except as expressly provided herein. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

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ARTICLE 3

THE ARRANGEMENT

3.1	The Arrangement.

Commencing at the Effective Time, the following will occur and be deemed to occur in the following chronological order (unless explicitly stated otherwise) without further act or formality, notwithstanding anything contained in the provisions attaching to any of the parties hereto, but subject to the provisions of Article 7 below:

(a)

each Foremost Share outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights (each, a “Dissenting Share”) will be directly transferred and assigned by such Dissenting Shareholder to Foremost, without any further act or formality and free and clear of any Encumbrance, and:

(i)	such Foremost Share will be cancelled and cease to be outstanding;

(ii)	such Dissenting Shareholder’s name shall be removed from the register of holders of Foremost Shares maintained by or on behalf of Foremost as it relates to the Dissenting Shares so transferred; and

(iii)

such Dissenting Shareholder will cease to have any rights as a Foremost Shareholder other than the right to be paid the fair value for his, her or its Foremost Shares by Foremost in accordance with Article 5 of this Plan of Arrangement;

(b)

Foremost will (i) transfer to Rio Grande the right to collect receivables in respect of all amounts outstanding and owing from Sierra to Foremost as at the Effective Date; and (ii) assign and transfer to Rio Grande all of the issued and outstanding Sierra Shares, in consideration for Rio Grande issuing to Foremost such number of Rio Grande Common Shares as is equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of Foremost Shares issued and outstanding immediately prior to the Effective Time by two (2). In respect of such transfer, Foremost and Rio Grande will jointly elect, in prescribed form and within the time allowed by subsection 85(6) of the Tax Act to have the provisions of subsection 85(1) of the Tax Act apply to the transfer of the Sierra Shares. The amount added to the stated capital in respect of the Rio Grande Common Shares issued as consideration on the transfer of the Sierra Shares will equal the amount Foremost and Rio Grande agree to in their election form, and:

(i)

Foremost shall cease to be a holder of the Sierra Shares transferred to Rio Grande transferred pursuant to this Section 3.1(b) and shall be removed in respect of such Sierra Shares from the register of holders of Sierra Shares maintained by or on behalf of Sierra

(ii)	the Sierra Shares transferred to Rio Grande pursuant to this Section 3.1(b) will be registered in the name of Rio Grande;

(iii)	the Rio Grande Common Shares transferred to Foremost pursuant to this Section 3.1(b) will be registered in the name of Foremost.

(c)	the authorized share capital and articles of Foremost will be amended by:

(i)

renaming and redesignating all of the issued and unissued Foremost Shares as “Class A common shares without par value” (the “Foremost Class A Common Shares”) and amending the special rights and restrictions attached to the Foremost Class A Common Shares to provide the holders thereof with two votes for each Foremost Class A Common Share held at all meetings of shareholders of Foremost (except meetings at which only holders of a specified class of shares are entitled to vote), and, concurrently therewith, outside of and not as part of this Plan of Arrangement, the Foremost Class A Common Shares will be represented for listing purposes on the CSE by the continued listing of the Foremost Shares; and

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(ii)

creating a new class of shares consisting of an unlimited number of “common shares without par value” (the “New Foremost Shares”) which shares shall be unlimited in number and have special rights and restrictions identical to those of the Foremost Shares immediately prior to giving effect to Section 3.1(c)(i) hereof;

(d)	Foremost’s Notice of Articles shall be amended to reflect the alternations in Section 3.1(c);

(e)	the Rio Grande Equity Incentive Plan will come into force and effect with the terms and conditions set out in Appendix “A” to this Plan of Arrangement;

(f)

notwithstanding the Foremost Incentive Plan, each Foremost Option to acquire one (1) Foremost Share outstanding immediately prior to this Section 3.1(f) shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost Optionee thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

(i)

0.9136 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement Option to acquire one (1) New Foremost Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Foremost Share determined immediately prior to this Section 3.1(f) divided by the total fair market value of a New Foremost Share and the fair market value of two (2) Rio Grande Common Shares determined immediately prior to this Section 3.1(f); and

(ii)

0.0864 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for two Rio Grande Options, with each whole Rio Grande Option entitling the holder thereof to acquire one (1) Rio Grande Common Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Rio Grande Common Share determined immediately prior to this Section 3.1(f) divided by the total of the fair market value of a New Foremost Share and the fair market value of two (2) Rio Grande Common Shares at the Effective Time;

provided that, for greater certainty:

(iii)

the exercise prices for such Foremost Replacement Option and Rio Grande Option shall be adjusted to the extent required to ensure that (A) the aggregate In-the-Money Amount of the Foremost Replacement Option and Rio Grande Option immediately after the exchange does not exceed the In-the-Money- Amount of the Foremost Option so exchanged immediately before the exchange of such Foremost Option and (B) solely in the case of Foremost Optionees who are U.S. taxpayers, the ratio of the exercise price to the Fair Market Value of the Foremost Share or Rio Grande Common Share, as applicable, is not more favorable to the Foremost Optionee than the ratio of the exercise price to the Fair Market Value of a Foremost Share immediately prior to the Effective Time, accordingly and with effect at the time of this Section 3.1(f). For greater certainty, it is intended that subsection 7(1.4) of the Tax Act and, solely with respect to U.S. taxpayers, Section 409A or 424 of the United States Internal Revenue Code of 1986, as amended, and corresponding United States Treasury Regulations. are satisfied and apply to the exchange of the Foremost Options. The parties are authorized to make any amendments or adjustments to the Plan of Arrangement they consider necessary to satisfy subsection 7(1.4) of the Tax Act and Sections 409A and 424 of the United States Internal Revenue Code;

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(iv)

the holder of a Foremost Replacement Option or Rio Grande Option will receive no consideration other than the Foremost Replacement Option and Rio Grande Option in respect of the transfer of the applicable portion of a Foremost Option pursuant to this Section 3.1(f);

(v)

no Foremost Replacement Option or Rio Grande Option will be exercisable until after the date that is after five (5) trading days following the date the New Foremost Shares and the Rio Grande Common Shares, respectively, appear on the CSE’s publicly disseminated trading list;

(vi)	the Options so transferred to Foremost pursuant to this Section 3.1(f) shall be cancelled.

(g)

notwithstanding the Foremost Incentive Plan, each Foremost RSU to acquire one (1) Foremost Share outstanding immediately prior to this Section 3.1(g) shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost RSU holder thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

(i)

0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement RSU to acquire such number of New Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

(ii)

0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for two (2) Rio Grande RSUs to acquire such number of Rio Grande Common Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU;

provided that, for greater certainty:

(iii)

the holder of a Foremost Replacement RSU or Rio Grande RSU will receive no consideration other than the Foremost Replacement RSU and Rio Grande RSU in respect of the transfer of the applicable portion of a Foremost Option pursuant to this Section 3.1(g);

(iv)	the Foremost RSUs so transferred to Foremost pursuant to this Section 3.1(g) shall be cancelled.

(h)	Foremost shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act as follows, with the steps occurring in the following order:

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(i)

each issued and outstanding Foremost Class A Common Share outstanding immediately following the giving of effect to Section 3.1(c)(i) shall be surrendered and transferred by the holder thereof to Foremost (free and clear of any Encumbrances) in exchange for and as the sole consideration therefor:

(A)	one (1) New Foremost Share; and

(B)	two (2) Rio Grande Common Shares held by Foremost (subject to any withholding of Rio Grande Common Shares required to be made pursuant to Section 3.7),

and:

(C)

the holders of Foremost Class A Common Shares will be removed from the register of holders of Foremost Class A Common Shares and will be added to the register of holders of New Foremost Shares as the holders of the number of New Foremost Shares that they have received on the exchange set forth pursuant to Section 3.1(h)(i)(A);

(D)	the Rio Grande Common Shares transferred to the former holders of Foremost Class A Common Shares pursuant to Section 3.1(h)(i)(B) will be registered in the name of such former holders;

(E)

Foremost shall cease to be a holder of the Rio Grande Common Shares transferred to the former holders of Foremost Class A Common Shares pursuant to Section 3.1(h)(i)(B) and shall be removed in respect of such Rio Grande Common Shares from the register of holders of Rio Grande Common Shares maintained by or on behalf of Rio Grande; and

(F)

concurrently with the exchange in Section 3.1(h)(i), the stated capital account maintained in respect of the Foremost Class A Common Shares shall be reduced to nil and there shall be added to the stated capital account of the New Foremost Shares issued pursuant to Section 3.1(h)(i) the amount by which (A) the amount of the reduction of the stated capital account of the Foremost Class A Common Shares pursuant to this Section 3.1(h)(i)(F) exceeds (B) the fair market value, determined immediately before the time of the transactions described in Section 3.1(g)(i), of the Rio Grande Common Shares distributed pursuant to Section 3.1(h)(i) to the former holders of Foremost Class A Common Shares.

For greater certainty, the exchange of Foremost Class A Common Shares for New Foremost Shares and Rio Grande Common Shares pursuant to Section 3.1(h)(i) is intended to be governed by Section 86 of the Tax Act; and

(ii)

the Foremost Class A Common Shares, none of which will be issued or outstanding once the exchange in Section 3.1(h)(i)(A) above is completed, will be cancelled and the appropriate entries made in the register of holders of Foremost Class A Common Shares and the authorized share structure and articles of Foremost will be amended by eliminating the Foremost Class A Common Shares;

(i)	Foremost’s Notice of Articles shall be amended to reflect the alternations in Section 3.1(h)(ii);

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(j)

Concurrently with Section 3.1(f) and Section 3.1(g) of this Plan of Arrangement, each Foremost Warrant outstanding immediately prior to this Section 3.1(j) shall be deemed to be simultaneously amended to entitle the Foremost Warrantholder to receive, upon due exercise of the Foremost Warrant, for the original exercise price:

(i)	one (1) New Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to this Section 3.1(j); and

(ii)	two (2) Rio Grande Common Shares for each Foremost Share that was issuable upon due exercise of a Foremost Warrant immediately prior to this Section 3.1(j).

(k)	the directors of Rio Grande will be those persons listed in Appendix “B” to this Plan of Arrangement;

(l)

the directors of Rio Grande will have the authority to appoint one or more additional directors of Rio Grande, who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of Rio Grande, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of Rio Grande as contemplated hereby;

(m)	the by-laws of Rio Grande will be the by-laws set out in Appendix "C" to this Plan of Arrangement, and such by-laws are hereby deemed to have been confirmed by the shareholders of Rio Grande;

(n)

Davidson & Company LLP will be the initial auditors of Rio Grande, to hold office until the close of the first annual meeting of shareholders of Rio Grande, or until Davidson & Company LLP resigns as contemplated or are removed from office, and the directors of Rio Grande will be authorized to fix their remuneration; and

(o)	the registered office of Rio Grande shall be located at 666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8.

3.2	No Fractional Shares or Options.

Notwithstanding any other provision of this Plan of Arrangement, no fractional Rio Grande Common Shares will be distributed to the Foremost Shareholders and no fractional Rio Grande Common Shares will be distributed by Rio Grande upon the exercise of Rio Grande Warrants or Rio Grande Options following the Effective Time. As a result, all fractional amounts arising under this Plan of Arrangement will be rounded down to the next whole number without any compensation therefor. Any securities not distributed as a result of rounding down will be cancelled by Foremost or Rio Grande, as the case may be.

3.3	Share Distribution Record Date.

In Section 3.1(h)(i) above, the reference to a holder of a Foremost Class A Common Share will mean a person who is a holder of a Foremost Share on the Share Distribution Record Date, subject to the provisions of Article 5 below. Any Foremost Shares traded after the Share Distribution Record Date will represent New Foremost Shares as of the Effective Date and shall not carry any rights to receive Rio Grande Common Shares.

3.4	Deemed Fully Paid and Non-Assessable Shares.

All New Foremost Shares issued pursuant hereto will be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

11

3.5	Deemed Time for Redemption.

In addition to the chronological order in which the transactions and events set out in Section 3.1 above shall occur and shall be deemed to occur, the time on the Effective Date for the exchange of Foremost Shares for New Foremost Shares and Rio Grande Common Shares set out in Section 3.1(h)(i) shall occur and shall be deemed to occur immediately after the time of listing of the New Foremost Shares and Rio Grande Common Shares on the CES on the Effective Date.

3.6	Supplementary Actions.

Notwithstanding that the transactions and events set out in Section 3.1 above, unless explicitly stated otherwise, will occur and will be deemed to occur in the chronological order therein set out without any act or formality, each of Foremost and Rio Grande will be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 3.1 above, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any necessary additions to or deletions from share registers, and agreements for stock options.

3.7	Withholding.

Each of Foremost, Rio Grande and the Depositary will be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of New Foremost Shares, Rio Grande Common Shares, Foremost Replacement Options, Rio Grande Options or Foremost Replacement Warrants made pursuant to this Plan of Arrangement and in respect of any distribution subject to Section 6.3 of this Plan of Arrangement, such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of this Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement. Without limiting the generality of the foregoing, any New Foremost Shares, or Rio Grande Common Shares so withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance will be paid to the person forthwith.

3.8	No Liens.

Any exchange or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any liens, restrictions, charges, pledges, leases, hypothecations, security interests, encumbrances, adverse claims or other claims of third parties of any kind.

3.9	U.S. Securities Law Matters.

The Court will be advised that the Arrangement will be carried out with the intention that all securities issued and exchanged in a transaction exempt from registration under the U.S. Securities Act on completion of the Arrangement will be issued and exchanged in reliance on the Section 3(a)(10) Exemption.

3.10	Tax Elections

Following the Effective Time, if requested by Foremost and Rio Grande shall make a joint election with pursuant to Section 85 of the Tax Act and any applicable provincial laws with respect to the transfer referred to in 3.1(b), on such terms as Foremost and Rio Grande may agree.

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ARTICLE 4

CERTIFICATES

4.1	Foremost Class A Common Shares.

Recognizing that the Foremost Shares shall be renamed and redesignated as Foremost Class A Common Shares pursuant to Section 3.1(c) and that the Foremost Class A Common Shares shall be exchanged for New Foremost Shares pursuant to Section 3.1(h)(i), Foremost shall not issue replacement share certificates representing the Foremost Class A Common Shares.

4.2	Rio Grande Common Share Certificates.

As soon as practicable following the Effective Date, Rio Grande will deliver or cause to be delivered to the Depositary one or more certificates and/or DRS Advice representing the aggregate number of Rio Grande Common Shares required to be distributed to registered holders of Foremost Shares as at immediately prior to the Effective Time in accordance with the provisions of Section 3.1(h)(i) above, which certificates and/or DRS Advice will be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 below.

4.3	New Foremost Share Certificates.

As soon as practicable following the Effective Date, Foremost will deliver or cause to be delivered to the Depositary one or more certificates and/or DRS Advice representing the aggregate number of New Foremost Shares required to be issued to registered holders of Foremost Shares as at immediately prior to the Effective Time in accordance with the provisions of Section 3.1 above, which certificates and/or DRS Advice will be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 below.

4.4	Stock Option Agreements.

The stock option agreements, if any, for the Foremost Options will be deemed to be amended to reflect the terms of the Foremost Replacement Options.

ARTICLE 5

RIGHTS OF DISSENT

5.1	Dissent Right.

Registered holders of Foremost Shares may exercise Dissent Rights with respect to their Foremost Shares in connection with the Arrangement pursuant to the Interim Order, as they may be amended by the Interim Order, the Final Order or any other order of the Court, the Arrangement Agreement or this Article 5, and provided that such Dissenting Shareholder delivers a written notice of dissent to Foremost by 2:00 p.m. (Vancouver time) on the day that is at least two (2) Business Days before the day of the Foremost Meeting or any adjournment or postponement thereof.

5.2	Dealing with Dissenting Shares.

Foremost Shareholders who duly exercise Dissent Rights with respect to their Dissenting Shares and who:

(a)

are ultimately entitled to be paid the fair value for their Dissenting Shares by Foremost shall be deemed to have transferred their Dissenting Shares to Foremost for cancellation as of the Effective Time pursuant to Section 3.1(a) above; or

(b)

for any reason are ultimately not entitled to be paid for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Foremost Shareholder and will receive New Foremost Shares and Rio Grande Common Shares on the same basis as every other non-dissenting Foremost Shareholder;

13

but in no case shall Foremost or any other person be required to recognize such persons as holding Foremost Shares on or after the Effective Date and in no circumstances shall Foremost or any other person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of those Foremost Shares in respect of which such rights are sought to be exercised.

5.3	Reservation of Rio Grande Common Shares.

If a Foremost Shareholder exercises Dissent Rights, Foremost will, on the Effective Date, set aside and not distribute that portion of the Rio Grande Common Shares that is attributable to the Foremost Shares for which Dissent Rights have been exercised. If the dissenting Foremost Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Foremost will distribute to such Foremost Shareholder his, her or its pro rata portion of the Rio Grande Common Shares. If a Foremost Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then Foremost will retain the portion of the Rio Grande Common Shares attributable to such Foremost Shareholder and such shares will be dealt with as determined by the Foremost Board in its discretion.

ARTICLE 6

DELIVERY OF SECURITIES

6.1	Delivery of Shares.

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Foremost Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder following the Effective Time, a certificate or DRS Advice representing the New Foremost Shares and a certificate or DRS Advice representing the Rio Grande Common Shares that such holder is entitled to receive in accordance with Section 3.1 above.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a) above, each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Foremost Shares will be deemed at all times to represent only the right to receive in exchange therefor a certificate or DRS Advice representing the New Foremost Shares and a certificate or DRS Advice representing the Rio Grande Common Shares that such holder is entitled to receive in accordance with Section 3.1 above.

6.2	Lost Certificates.

If any certificate that immediately prior to the Effective Time represented one or more outstanding Foremost Shares that were exchanged for New Foremost Shares and Rio Grande Common Shares in accordance with Section 3.1 above, will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the New Foremost Shares and Rio Grande Common Shares that such holder is entitled to receive in accordance with Section 3.1 above. When authorizing such delivery of New Foremost Shares and Rio Grande Common Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such securities are to be delivered will, as a condition precedent to the delivery of such New Foremost Shares and Rio Grande Common Shares give a bond satisfactory to Foremost, Rio Grande and the Depositary in such amount as Foremost, Rio Grande and the Depositary may direct, or otherwise indemnify Foremost, Rio Grande and the Depositary in a manner satisfactory to Foremost, Rio Grande and the Depositary, against any claim that may be made against Foremost, Rio Grande or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

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6.3	Distributions with Respect to Unsurrendered Certificates.

No dividend or other distribution declared or made after the Effective Time with respect to New Foremost Shares or Rio Grande Common Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Foremost Shares unless and until the holder of such certificate will have complied with the provisions of either of Section 6.1 or 6.2 above. Subject to applicable law and to Section 3.7 above, at the time of such compliance, there will, in addition to the delivery of the New Foremost Shares and Rio Grande Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Foremost Shares and/or Rio Grande Common Shares, as applicable.

6.4	Limitation and Proscription.

To the extent that a former Foremost Shareholder will not have complied with the provisions of either of Section 6.1 or 6.2 above, as applicable, on or before the date that is six (6) years after the Effective Date, then the New Foremost Shares and Rio Grande Common Shares that such former Foremost Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the New Foremost Shares and Rio Grande Common Shares to which such Foremost Shareholder was entitled, will be delivered to Rio Grande (in the case of the Rio Grande Common Shares) or Foremost (in the case of the New Foremost Shares) by the Depositary and certificates representing such New Foremost Shares and Rio Grande Common Shares will be cancelled by Foremost and Rio Grande, as applicable, and the interest of the former Foremost Shareholder in such New Foremost Shares and Rio Grande Common Shares or to which it was entitled will be terminated as of such date.

6.5	Foremost Warrants.

Foremost and Rio Grande acknowledge and agree that:

(a)	from and after the Effective Date, each Foremost Warrant shall entitle the holder to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time:

(i)	one New Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and

(ii)	two (2) Rio Grande Common Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time,

and Rio Grande hereby covenants that it shall forthwith upon receipt of written notice from Foremost from time to time issue, as directed by Foremost, that number of Rio Grande Common Shares as may be required to satisfy the foregoing;

(b)

Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two (2) Rio Grande Common Shares so issued that is equal to the exercise price under the Foremost Warrant multiplied by the fair market value of two (2) Rio Grande Common Shares at the Effective Time divided by the total fair market value of a Foremost Share and two (2) Rio Grande Common Shares at the Effective Time; and

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(c)

the terms and conditions applicable to the Foremost Warrants, immediately after the Effective Time, will otherwise remain unchanged from the terms and conditions of the Foremost Warrants as they exist immediately before the Effective Time.

ARTICLE 7

AMENDMENTS & WITHDRAWAL

7.1	Amendments.

Foremost and Rio Grande reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be:

(a)	contained in a written document;

(b)	filed with the Court and, if made following the Foremost Meeting, approved by the Court; and

(c)	communicated to Foremost Shareholders if and as required by the Court.

7.2	Amendments Made Prior to or at the Foremost Meeting.

Any amendment, modification or supplement to this Plan of Arrangement, if agreed upon by Foremost and Rio Grande, may be proposed by Foremost and Rio Grande at any time prior to or at the Foremost Meeting with or without any prior notice or communication, and if so proposed and accepted by the Foremost Shareholders voting at the Foremost Meeting (other than as may be required under the Interim Order or other order of the Court), will become part of this Plan of Arrangement for all purposes.

7.3	Amendments Made After the Foremost Meeting.

Any amendment, modification or supplement to this Plan of Arrangement, if agreed upon by Foremost and Rio Grande, may be proposed by Foremost and Rio Grande after the Foremost Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Foremost Meeting will be effective and will become part of the Plan of Arrangement for all purposes. Notwithstanding the foregoing, any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order unilaterally by Foremost, provided that it concerns a matter which, in the reasonable opinion of Foremost and Rio Grande, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Foremost Shares, Rio Grande Common Shares or Foremost Warrants.

7.4	Withdrawal.

Notwithstanding any prior approvals by the Court or by Foremost Shareholders, the Foremost Board may decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Time, without further approval of, or notice to, the Court or the Foremost Shareholders. Upon termination of this Plan of Arrangement, no Party will have any liability or further obligation to any other Party or person hereunder other than as set out in the Arrangement Agreement.

7.5	Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement will take precedence and priority over all Foremost Shares, Foremost Warrants and Foremost Options outstanding prior to the Effective Time, (b) the rights and obligations of the Foremost Shareholders, Foremost Optionees, Foremost Warrantholders, Foremost, Rio Grande, the Depositary, the Transfer Agent and any other registrar or transfer agent or other depositary therefor in relation thereto, will be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Foremost Shares will be deemed to have been settled, compromised, released and determined without liability except as set out in this Plan of Arrangement.

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ARTICLE 8

AMENDMENTS & WITHDRAWAL

8.1	Further Assurances.

Notwithstanding that the transactions and events set out herein will occur and will be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

Appendix A-1

APPENDIX A

TO THE PLAN OF ARRANGEMENT

RIO GRANDE RESOURCES LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

Appendix A-2

Appendix A-3

APPENDIX "A"	27
APPENDIX "B"	31
APPENDIX "C"	33
APPENDIX "D"	36
APPENDIX "E"	38
APPENDIX "F"	39

Appendix A-4

RIO GRANDE RESOURCES LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

Rio Grande Resources Ltd. (the "Corporation") hereby establishes an Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees, consultants and management company employees providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation's long-term results.

ARTICLE 1 - DEFINITIONS

1.1	Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

"Affiliates" has the meaning given to this term in the Securities Act (British Columbia), as such legislation may be amended, supplemented or replaced from time to time;

"Award Agreement" means an Option Agreement, RSU Agreement, PSU Agreement, DSU Agreement or an Employment Agreement, as the context requires;

"Awards" means Options, RSUs, PSUs and DSUs granted to a Participant pursuant to the terms of the Plan;

"Black-Out Period" means the period of time required by applicable law or as imposed by the Corporation as a result existence of undisclosed Material Information (as such term is defined in the policies of the CSE, as amended, supplemented or replaced from time to time) when, pursuant to any policies or determinations of the Corporation, securities of the Corporation may not be traded by insiders or other specified persons;

"Board" means the board of directors of the Corporation as constituted from time to time;

"Broker" has the meaning ascribed thereto in Section 7.4(2) hereof;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario, Canada, or Vancouver, British Columbia, Canada for the transaction of banking business;

"Cash Equivalent" means in the case of Share Units, the amount of money equal to the Market Value multiplied by the number of vested Share Units in the Participant's Account, net of any applicable taxes in accordance with Section 7.4, on the Share Unit Settlement Date;

"Change of Control" means unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events: (a) any transaction (other than a transaction described in clause (b) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation's then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or settlement of options or other securities granted by the Corporation

Appendix A-5

under any of the Corporation's equity incentive plans; or (B) as a result of the conversion of the multiple voting shares in the capital of the Corporation into Shares; upon the consummation of an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction, or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction; (b) the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation's assets to a person other than a person that was an Affiliate of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition; (c) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re- arrangement); or (d) individuals who, on the effective date, are members of the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board; provided, however, that for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which would be required upon, or accelerated upon, a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Participant unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code;

"Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder;

"Code of Ethics" means any code of ethics adopted by the Corporation, as modified from time to time;

"Corporation" means Rio Grande Resources Ltd., a corporation existing under the Business Corporations Act (British Columbia), as amended from time to time;

"CSE" means the Canadian Securities Exchange;

Appendix A-6

"DSUs" have the meaning ascribed thereto in Section 4.8 hereof, which is a bookkeeping entry equivalent in value to a Share credited to a Participant’s account, and may only be awarded to Non-Employee Directors;

"DSU Agreement" means a written notice from the Corporation to a Participant evidencing the grant of DSUs and the terms and conditions thereof, substantially in the form of Appendix "D", or such other form as the Board may approve from time to time;

"Eligible Participants" has the meaning ascribed thereto in Section 2.4 hereof;

"Employment Agreement" means, with respect to any Participant, any written employment agreement between the Corporation or an Affiliate and such Participant;

"Exercise Notice" means a notice in writing signed by a Participant and stating the Participant's intention to exercise a particular Award, if applicable;

"Exercise Price" has the meaning ascribed thereto in Section 3.2(1) hereof;

"Expiry Date" has the meaning ascribed thereto in Section 3.4 hereof;

"Market Value" means at any date when the market value of Shares and for all Awards of the Corporation is to be determined, the greater of the closing market price of the Shares on the Trading Day prior to the date of grant or the date of grant on the principal stock exchange on which the Shares are listed but in any event being not less than $0.05, or if the Shares of the Corporation are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith;

"Non-Employee Directors" means members of the Board who, at the time of execution of an Award Agreement, if applicable, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Corporation or a Subsidiary, consultants or service providers providing ongoing services to the Corporation or its Affiliates;

"Option" means an option granted to the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, but subject to the provisions hereof;

"Option Agreement" means a written notice from the Corporation to a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Appendix "A", or such other form as the Board may approve from time to time;

"Participant's Account" means an account maintained to reflect each Participant's participation in RSUs and/or PSUs under the Plan;

"Participants" means Eligible Participants that are granted Awards under the Plan;

"Performance Criteria" means criteria established by the Board which, without limitation, may include criteria based on the Participant's personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

"Performance Period" means the period determined by the Board pursuant to Section 4.4 hereof;

"Person" means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

Appendix A-7

"Plan" means this Omnibus Long-Term Incentive Plan, as amended and restated from time to time;

"PSU" means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

"PSU Agreement" means a written notice from the Corporation to a Participant evidencing the grant of PSUs and the terms and conditions thereof, substantially in the form of Appendix "C", or such other form as the Board may approve from time to time;

"Restriction Period" means the period determined by the Board pursuant to Section 4.3 hereof;

"RSU" means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

"RSU Agreement" means a written notice from the Corporation to a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form of Appendix "B", or such other form as the Board may approve from time to time;

"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more Non- Employee Directors, officers, employees or insiders of the Corporation or a Subsidiary. For greater certainty, a "Share Compensation Arrangement" does not include a security-based compensation arrangement used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation;

"Share Unit" means a RSU or PSU awarded thereon, as the context requires;

"Share Unit Settlement Date" has the meaning determined in Section 4.6(1)(a);

"Share Unit Settlement Notice" means a notice by a Participant to the Corporation electing the desired form of settlement of vested RSUs or PSUs in the form set out in Appendix "F", or such other form as the Board may approve from time to time;

"Share Unit Vesting Determination Date" has the meaning described thereto in Section 4.5 hereof;

"Shares" means the common shares in the capital of the Corporation;

"Stock Exchange" means the CSE or such other principal stock exchange (if not the CSE) upon which the Shares may be listed, as applicable from time to time;

"Subsidiary" means a corporation, company, partnership or other body corporate that is controlled, directly or indirectly, by the Corporation;

"Successor Corporation" has the meaning ascribed thereto in Section 6.1(3) hereof;

"Surrender" has the meaning ascribed thereto in Section 3.6(3);

"Surrender Notice" has the meaning ascribed thereto in Section 3.6(3);

Appendix A-8

"Tax Act" means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

"Termination Date" means the date on which a Participant ceases to be an Eligible Participant;

"Trading Day" means any day on which the Stock Exchange is opened for trading;

"U.S. Participant" means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code; and

"VWAP" means the volume weighted average trading price of the Shares on the CSE calculated by dividing the total value by the total volume of such securities traded for the five (5) Trading Days immediately preceding the exercise of the subject Option.

ARTICLE 2 - PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

2.1	Purpose of the Plan.

The purpose of this Plan is to advance the interests of the Corporation by: (i) providing Eligible Participants with additional incentives; (ii) encouraging stock ownership by such Eligible Participants; (iii) increasing the proprietary interest of Eligible Participants in the success of the Corporation; (iv) promoting growth and profitability of the Corporation; (v) encouraging Eligible Participants to take into account long- term corporate performance; (vi) rewarding Eligible Participants for sustained contributions to the Corporation and/or significant performance achievements of the Corporation; and (vii) enhancing the Corporation's ability to attract, retain and motivate Eligible Participants.

2.2	Implementation and Administration of the Plan.

(1)	Subject to Section 2.3, this Plan will be administered by the Board.

(2)

Subject to the terms and conditions set forth in this Plan, the Board is authorized to provide for the granting, exercise and method of exercise of Awards, all at such times and on such terms (which may vary between Awards granted from time to time) as it determines. In addition, the Board has the authority to (i) construe and interpret this Plan and all certificates, agreements or other documents provided or entered into under this Plan; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board will be binding on all Participants and on their legal, personal representatives and beneficiaries.

(3)

No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan, any Award Agreement or other document or any Awards granted pursuant to this Plan.

(4)	The day-to-day administration of the Plan may be delegated to such committee of the Board and/or such officers and employees of the Corporation as the Board determines from time to time.

(5)	Subject to the provisions of this Plan, the Board has the authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of an Award.

Appendix A-9

2.3	Delegation to Committee.

Despite Section 2.2 or any other provision contained in this Plan, the Board has the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. In such circumstances, all references to the Board in this Plan include reference to such committee and/or member of the Board, as applicable.

2.4	Eligible Participants.

(1)

The Persons who shall be eligible to receive Awards ("Eligible Participants") shall be the bona fide Non-Employee Directors, officers, employees, consultants, contractors and service providers of the Corporation or a Subsidiary, providing ongoing services to the Corporation and its Affiliates. The Corporation shall be responsible for ensuring and confirming that such person is a bona fide Eligible Participant.

(2)	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant's relationship, employment or appointment with the Corporation.

(3)

Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment or appointment by the Corporation.

2.5	Shares Subject to the Plan.

(1)

Subject to adjustment pursuant to provisions of Article 6 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Awards under the Plan shall not exceed fifteen percent (15%) of the total issued and outstanding Shares from time to time or such other number as may be approved by the Stock Exchange and the shareholders of the Corporation from time to time, determined on the date of a grant of an Award, provided that at all times when the Corporation is listed on the CSE, the requisite shareholder approval required by policies of the CSE then in force must be obtained.

(2)

Shares in respect of which an Award is granted under the Plan, but not exercised prior to the termination of such Award or not vested or settled prior to the termination of such Award due to the expiration, termination, cancellation or lapse of such Award, shall be available for Awards to be granted thereafter pursuant to the provisions of the Plan. All Shares issued pursuant to the exercise or the vesting of the Awards granted under the Plan shall be so issued as fully paid and non-assessable Shares.

ARTICLE 3 - OPTIONS

3.1	Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, subject to the provisions hereof.

3.2	Option Awards.

(1)

The Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) determine the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the "Exercise Price"), (iv) determine the relevant vesting provisions (including Performance Criteria, if applicable) and (v) determine the Expiry Date, the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the Stock Exchange.

Appendix A-10

(2)	The Board shall have the authority to determine the vesting terms applicable to grants of Options, and such vesting terms will be described in the Option Agreement.

3.3	Exercise Price.

The Exercise Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted but shall not be less than the Market Value of such Shares at the time of the grant.

3.4	Expiry Date; Blackout Period.

Subject to Section 6.2, each Option must be exercised no later than ten (10) years after the date the Option is granted or such shorter period as set out in the Participant's Option Agreement, at which time such Option will expire (the "Expiry Date"). Notwithstanding any other provision of this Plan, each Option that would expire during a Black-Out Period shall expire on the date that is ten (10) Business Days immediately following the expiration of the Black-Out Period.

3.5	Exercise of Options.

(1)

Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

(2)

Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board may determine in its sole discretion.

(3)

No fractional Shares will be issued upon the exercise of Options granted under this Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Section 6.1, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

3.6	Method of Exercise and Payment of Purchase Price.

(1)

Subject to the provisions of the Plan and the alternative exercise procedures set out herein, an Option granted under the Plan may be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering an Exercise Notice to the Corporation in the form and manner determined by the Board from time to time, together with cash, a bank draft or certified cheque in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and any applicable tax withholdings.

(2)

In lieu of exercising any vested Option in the manner described in this Section 3.6(1) or Section 3.6(2), and pursuant to the terms of this Article 3, a Participant may, by surrendering an Option ("Surrender") with a properly endorsed notice of Surrender to the Corporate Secretary of the Corporation, substantially in the form of Schedule "B" to the Option Agreement (a "Surrender Notice"), elect to receive that number of Shares equal to the quotient obtained by dividing:

Appendix A-11

(G)	the product of the number of Options being exercised multiplied by the difference between the VWAP of the underlying Shares and the exercise price of the subject Options; by

(H)	the VWAP of the underlying Shares, and

and such Surrender shall be subject to Board approval at all times.

(3)

Upon the exercise of an Option pursuant to Section 3.6(1) or Section 3.6(3), the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to deliver to the Participant such number of Shares as the Participant shall have then paid for and as are specified in such Exercise Notice.

ARTICLE 4 - SHARE UNITS

4.1	Nature of Share Units.

A Share Unit is an Award entitling the recipient to acquire Shares, at such purchase price (which may be zero) as determined by the Board, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

4.2	Share Unit Awards.

(1)

Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs and/or PSUs under the Plan, (ii) fix the number of RSUs and/or PSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs and/or PSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including, in the case of PSUs, the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs and/or PSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2)

Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement and/or PSU Agreement, the Board shall determine whether each RSU and/or PSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares. For greater certainty, RSUs shall only be granted to a Participant in consideration for future services to be provided by the Participant to the Corporation and if such RSU grants are made at the discretion of the Board on a quarterly basis, each such RSU grant shall be made in advance of the quarter to which it relates and shall vest at the Share Unit Vesting Determination Date inclusive of such relevant quarter.

(3)	Share Units shall be settled by the Participant at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the Share Unit Settlement Date.

(4)	The Board shall have the authority to determine the vesting terms applicable to grants of RSUs, and such vesting terms will be described in the RSU Agreements.

Appendix A-12

(5)

If applicable, each Non-Employee Director may elect to receive all or a portion his or her annual retainer fee in the form of a grant of RSUs in each fiscal year. The number of RSUs shall be calculated as the amount of the Non-Employee Director's annual retainer fee elected to be paid by way of RSUs divided by the Market Value. At the discretion of the Board, fractional RSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

4.3	Restriction Period Applicable to Share Units.

The applicable restriction period in respect of a particular Share Unit shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the services in respect of which the Award is granted are rendered ("Restriction Period"). For example, the Restriction Period for a grant made in October 2024 shall end no later than December 31, 2028. Subject to the Board's determination, any vested Share Units with respect to a Restriction Period will be paid to Participants in accordance with Article 4, no later than the final day of the Restriction Period. Unless otherwise determined by the Board, all unvested Share Units shall be cancelled on the Share Unit Vesting Determination Date (as such term is defined in Section 4.5) and, in any event, no later than the last day of the Restriction Period.

4.4	Performance Criteria and Performance Period Applicable to PSU Awards.

(1)

For each award of PSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the PSUs held by such Participant (the "Performance Period"), provided that such Performance Period may not expire after the end of the Restriction Period, being no longer than three (3) years after the calendar year in which the services in respect of which the Award was granted are rendered. For example, a Performance Period determined by the Board to be for a period of three (3) financial years will start on the first day of the financial year in which the award is granted and will end on the last day of the third] financial year after the year in which the grant was made. In such a case, for a grant made on J anuary 4, 2024, the Performance Period will start on January 1, 2024 and will end on December 31, 2027.

(2)	For each award of PSUs, the Board shall establish any Performance Criteria and other vesting conditions in order for a Participant to be entitled to receive Shares in exchange for his or her PSUs.

4.5	Share Unit Vesting Determination Date.

(1)

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU and/or PSU have been met (the "Share Unit Vesting Determination Date"), and as a result, establishes the number of RSUs and/or PSUs that become vested, if any. For greater certainty, the Share Unit Vesting Determination Date in respect of Share Units must fall after the end of the Performance Period, if applicable, but no later than the day immediately prior to the last day of the Restriction Period.

(2)

No RSU or PSU issued pursuant to this Plan, may vest before the date that is one year following the date it is granted or issued. However, the vesting required by Section 4.5(1) may be accelerated for a Participant who dies or who ceases to be an Eligible Participant under the Plan in connection with a change of control, take-over bid, reverse takeover or other similar transaction.

Appendix A-13

4.6	Settlement of Share Unit Awards.

(1)

Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a RSU Agreement and/or PSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of a Share Unit are satisfied:

(a)

all of the vested Share Units covered by a particular grant shall, subject to Section 4.6(4), be settled on the first Business Day following their Share Unit Vesting Determination Date (the "Share Unit Settlement Date"); and

(b)

a Participant is entitled to deliver to the Corporation, on or before the Share Unit Settlement Date, a Share Unit Settlement Notice in respect of any or all vested Share Units held by such Participant.

(2)	Subject to Section 4.6(4), settlement of Share Units shall take place promptly following the Share Unit Settlement Date and take the form set out in the Share Unit Settlement Notice through:

(a)	in the case of settlement of Share Units for their Cash Equivalent, delivery of a bank draft, certified cheque or other acceptable form of payment to the Participant representing the Cash Equivalent;

(b)	in the case of settlement of Share Units for Shares, delivery of Shares to the Participant; or

(c)	in the case of settlement of the Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3)

If a Share Unit Settlement Notice is not received by the Corporation on or before the Share Unit Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 4.7(2).

(4)

Notwithstanding any other provision of this Plan, in the event that a Share Unit Settlement Date falls during a Black-Out Period and the Participant has not delivered a Share Unit Settlement Notice, then such Share Unit Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such Black-Out Period is terminated unless such date would occur after the final day of the Restriction Period.

4.7	Determination of Amounts.

(1)

For purposes of determining the Cash Equivalent of Share Units to be made pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and shall equal the Market Value on the Share Unit Settlement Date multiplied by the number of vested Share Units in the Participant's Account which the Participant desires to settle in cash pursuant to the Share Unit Settlement Notice.

(2)

For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of Share Units pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and be the whole number of Shares equal to the whole number of vested Share Units then recorded in the Participant's Account which the Participant desires to settle pursuant to the Share Unit Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan in respect of such Share Units settled for Shares shall be satisfied in full by such issuance of Shares.

Appendix A-14

4.8	Deferred Share Units.

(1)

A deferred share unit is a unit granted to Non-Employee Directors of the Corporation representing the right to receive a Share or the Cash Equivalent, subject to restrictions and conditions as the Board may determine at the time of grant (a “DSU”). Conditions may be based on continuing service as a Non-Employee Director (or other service relationship), vesting terms and/or achievement of pre-established Performance Criteria, as applicable.

(2)

Subject to the Corporation’s director compensation policies determined by the Board from time to time, each Non-Employee Director may receive all or a portion of his or her annual retainer fee, if applicable, in the form of a grant of DSUs in each calendar year. The number of DSUs shall be calculated as the amount of the Non-Employee Director’s annual retainer fee to be paid by way of DSUs divided by the Market Value on the date of grant. At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number. As applicable, any election made by a Non-Employee Director who is an Eligible Person to receive an additional portion of his or her annual retainer fee in the form of DSUs must be irrevocably made, completed, signed and delivered to the Corporation by the end of the fiscal year preceding the fiscal year to which such election is to apply. Subject to the Corporation’s Non-Employee Director compensation policies and any minimum amount of the Non-Employee Director’s annual retainer fee that may be required to be received in the form of DSUs, if no such election is made in respect of a particular fiscal year, an Eligible Person will receive all or the remainder, as applicable, of the Non-Employee Director’s annual retainer fee in cash.

(3)

Each DSU will be evidenced by a DSU Agreement that sets forth the restrictions, limitations and conditions for each DSU and may include, without limitation, the vesting and terms of the DSUs and the provisions applicable in the event service terminates, and shall contain such terms that may be considered necessary in order for the DSUs to comply with any applicable tax provisions or other applicable laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any Stock Exchange having authority over the Corporation.

(4)

Any DSUs that are awarded to a person who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to meet requirements of paragraph 6801(d) of the Income Tax Regulations adopted under the Tax Act (or any successor to such provisions).

(5)

Subject to vesting and other conditions and provisions set forth herein and in the DSU Agreement, the Board shall determine whether each DSUs awarded shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; (iii) to receive a combination of cash and Shares, as the Board may determine in its sole discretion on redemption; or (iv) to entitle the Participant to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares.

(6)

Unless otherwise specified in a DSU Agreement, a non-U.S. Participant shall be entitled to redeem his or her DSUs during the period commencing on the Business Day immediately following the Termination Date and ending on the earlier of (i) the date that is not later than the 90th date following the Termination Date, or such shorter redemption period set out in the relevant DSU Agreement that is not earlier than the Termination Date, and (ii) December 31st of that calendar year, and which period (the “DSU Redemption Deadline”), by providing a written notice of settlement to the Corporation setting out the number of DSUs to be settled and the particulars regarding the registration of the Shares issuable upon settlement, if applicable (the “DSU Redemption Notice”). In the event of the death of a Non-Employee Director who is not a U.S. Participant, the DSU Redemption Notice shall be filed by the administrator or liquidator of the estate.

Appendix A-15

(7)

If a DSU Redemption Notice is not received by the Corporation on or before the DSU Redemption Deadline, the Participant shall be deemed to have delivered a DSU Redemption Notice on the DSU Redemption Deadline and, if not otherwise set out in the DSU Agreement, the Board shall determine the number of DSUs to be settled by way of Shares, the Cash Equivalent or a combination of Shares and the Cash Equivalent and delivered to the Participant or administrator or liquidator of the estate of the Participant, as applicable.

(8)

The settlement of DSUs held by a Participant who is a U.S. Participant shall be made in accordance with the terms of the Addendum for U.S. Participants, the relevant DSU Agreement and any applicable deferral election. Such settlement shall be intended to comply with or be exempt from Section 409A.

ARTICLE 5 - GENERAL CONDITIONS

5.1	General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)

Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(2)

Rights as a Shareholder - Neither the Participant nor such Participant's personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant's Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person's name on the share register for the Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person's name on the share register for the Shares.

(3)

Conformity to Plan - In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(4)

Non-Transferability - Except as set forth herein, Awards are not transferable and not assignable. Awards may be exercised only upon the Participant's death, by the legal representative of the Participant's estate, provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award. A person exercising an Award may subscribe for Shares only in the person's own name or in the person's capacity as a legal representative.

Appendix A-16

5.2	Termination of Employment.

(1)	Each Share Unit and Option shall be subject to the following conditions:

(a)

Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for "cause", all unexercised vested or unvested Share Units, Options and DSUs granted to such Participant shall terminate for nil consideration on the effective date of the termination as specified in the notice of termination. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. "Cause" shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation's Code of Ethics and any reason determined by the Corporation to be cause for termination.

(b)

Retirement. In the case of a Participant's retirement, any unvested Share Units, DSUs and/or Options held by the Participant as at the Termination Date will continue to vest in accordance with their vesting schedules, and all vested Share Units, DSUs and Options held by the Participant at the Termination Date may be exercised until the earlier of the expiry date of such Share Units and Options, or in the case of DSUs, the DSU Redemption Deadline or one (1) year following the Termination Date, provided that if the Participant is determined to have breached any post-employment restrictive covenants in favour of the Corporation, then any Share Units, DSUs and/or Options held by the Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Corporation any "in-the-money" amounts realized upon exercise of Share Units, DSUs and/or Options following the Termination Date. For greater certainty, any Share Units, DSUs or Options (vested or unvested) must expire within a reasonable period, not exceeding twelve (12) months from the date of the Participant's retirement.

(c)

Resignation. In the case of a Participant ceasing to be an Eligible Participant due to such Participant's resignation, subject to any later expiration dates determined by the Board (which shall not exceed twelve (12) months from the date of the Participant's resignation), all Share Units, DSUs and Options shall expire on the earlier of ninety (90) days after the effective date of such resignation, or the expiry date of such Share Unit or Option, to the extent such Share Unit, DSUs or Option was vested and exercisable by the Participant on the effective date of such resignation and all unexercised unvested Share Units and/or Options and/or unvested DSUs granted to such Participant shall terminate on the effective date of such resignation.

(d)

Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for "cause", resignation or death) the number of Share Units, DSUs and/or Options that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of ninety (90) days after the effective date of the Termination Date, or the expiry date of such Share Units and Options or in the case of DSUs, the DSU Redemption Deadline. For greater certainty, the pro ration calculation referred to above shall be net of previously vested Share Units, DSUs and/or Options.

(e)

Death. If a Participant dies while in his or her capacity as an Eligible Participant, all unvested Share Units, DSUs and Options will immediately vest and all Share Units and Options will expire one hundred eighty (180) days after the death of such Participant and all unsettled DSUs shall be settled in accordance with Section 4.8(6) and Section 4.8(7), as applicable.

Appendix A-17

(f)

Change of Control. If a Participant is terminated without "cause" or resigns for good reason during the 12 month period following a Change of Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Share Units and/or Options will immediately vest and may be exercised prior to the earlier of thirty (30) days of such date or the expiry date of such Options or Share Units and any unsettled DSUs will be settled in accordance with Section 4.8(6) prior to the earlier of thirty (30) days of such date or the DSU Redemption Deadline.

(2)

For the purposes of this Plan, a Participant's employment with the Corporation or an Affiliate is considered to have terminated effective on the last day of the Participant's actual and active employment with the Corporation or Affiliate, whether such day is selected by agreement with the individual, unilaterally by the Corporation or Affiliate and whether with or without advance notice to the Participant. For the avoidance of doubt, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant's last day of actual and active employment will be considered as extending the Participant's period of employment for the purposes of determining his entitlement under this Plan.

(3)

The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any awards which would have settled or vested or accrued to the Participant after the date of cessation of employment or if working notice of termination had been given.

5.3	Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation. Notwithstanding the foregoing, any determinations made shall be such that the DSUs issued pursuant to this Plan continuously meet the requirements of paragraph 6801(d) of the Income Tax Regulations, adopted under the Tax Act or any successor provision thereto.

ARTICLE 6 - ADJUSTMENTS AND AMENDMENTS

6.1	Adjustment to Shares Subject to Outstanding Awards.

(1)

In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(2)

In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

Appendix A-18

(3)

If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 6.1(1) or Section 6.1(2) hereof or, subject to the provisions of Section 6.2(3) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation"), the Participant shall be entitled to receive upon the subsequent exercise or vesting of Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 6.2(3) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

(4)

If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or Shares, but including for greater certainty Shares or equity interests in a Subsidiary or business unit or one of its Subsidiaries or cash proceeds of the disposition of such a Subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants' economic rights in respect of their Awards in connection with such distribution, transaction or change.

(5)

Any adjustment, other than in connection with a security consolidation or security split, to any Awards granted or issued under the Plan must be subject to the prior acceptance of the CSE (if required under the policies of the CSE), including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

6.2	Amendment or Discontinuance of the Plan.

(1)	The Board may amend the Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 6 hereof;

(b)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and

Appendix A-19

(c)

be subject to shareholder approval, where required by law, the requirements of the Stock Exchange or the provisions of the Plan, provided that shareholder approval shall not be required for the following amendments and the Board may make any such amendments:

(i)	amendments of a general "housekeeping" or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

(ii)	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award;

(iii)	any amendment regarding the administration of this Plan;

(iv)

any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, this Plan or the shareholders of the Corporation (provided, however, that any Stock Exchange shall have the overriding right in such circumstances to require shareholder of any such amendments); and

(v)	any other amendment that does not require the shareholder approval under Section 6.2(2).

(2)	Notwithstanding Section 6.2(1)(c), the Board shall be required to obtain shareholder approval to make the following amendments:

(a)	any amendment to the category of persons eligible to participate under this Plan;

(b)

any change to the maximum number or percentage, as the case may be, of Shares issuable from treasury under the Plan, except such increase by operation of Section 2.5 and in the event of an adjustment pursuant to Article 6;

(c)

any amendment that would permit the introduction or reintroduction of Non-Employee Directors as Eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on Non-Employee Director participation;

(d)	any amendment regarding the effect of termination of a Participant's employment or engagement;

(e)

any amendment to add or amend provisions relating to the granting of cash-settled awards, provision of financial assistance or clawbacks and any amendment to a cash- settled award, financial assistance or clawbacks provisions which are adopted;

(f)	any amendment to the amendment provisions of the Plan;

(g)	any amendment to the method for determining the Exercise Price of any Options;

(h)	any amendment to the expiry and termination provisions applicable to any Awards; and

(i)	any amendment to the method or formula for calculating prices, values or amounts under this Plan that may result in a benefit to a Participant.

Appendix A-20

(3)

The Board may, subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant's employment shall not apply for any reason acceptable to the Board.

(4)

Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the CSE, the Corporation shall be required to obtain prior CSE acceptance of any amendment to this Plan if required under the policies of the CSE.

6.3	Change of Control.

(1)

Notwithstanding any other provision of this Plan, in the event of a Change of Control, the surviving, successor or acquiring entity shall assume any Awards or shall substitute similar options or share units for the outstanding Awards, as applicable. If the surviving, successor or acquiring entity does not assume the outstanding Awards or substitute similar options or share units for the outstanding Awards, as applicable, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Change of Control and all Options, RSUs, DSUs and a specified number of PSUs shall be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of the Plan, shall expire or, with respect to RSUs and PSUs be settled, immediately prior to the termination of the Plan. The number of PSUs which are deemed to be vested shall be determined by the Board, in its sole discretion, having regard to the level of achievement of the Performance Criteria prior to the Change of Control.

(2)

In the event of a Change of Control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Participants; (ii) otherwise modify the terms of the Awards to assist the Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such Change of Control. If the Change of Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to this Section 6.3 shall be returned by the Corporation to the Participant and, if exercised or settled, as applicable, the Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Shares and the original terms applicable to such Awards shall be reinstated.

ARTICLE 7 - MISCELLANEOUS

7.1	Currency.

Unless otherwise specifically provided, all references to dollars in this Plan are references to Canadian dollars.

7.2	Compliance and Award Restrictions.

(1)

The Corporation's obligation to issue and deliver Shares under any Award is subject to: (i) the completion of such registration or other qualification of such Shares or obtaining approval of such regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Shares to listing on any Stock Exchange on which such Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Corporation shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any Stock Exchange on which such Shares are then listed.

Appendix A-21

(2)

The Participant agrees to fully cooperate with the Corporation in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by the Corporation with such laws, rule and requirements, including all tax withholding and remittance obligations.

(3)	No Awards will be granted where such grant is restricted pursuant to the terms of any trading policies or other restrictions imposed by the Corporation.

(4)

The Corporation is not obliged by any provision of this Plan or the grant of any Award under this Plan to issue or sell Shares if, in the opinion of the Board, such action would constitute a violation by the Corporation or a Participant of any laws, rules and regulations or any condition of such approvals.

(5)

If Shares cannot be issued to a Participant upon the exercise or settlement of an Award due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares will terminate and, if applicable, any funds paid to the Corporation in connection with the exercise of any Options will be returned to the applicable Participant as soon as practicable.

7.3	Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

7.4	Tax Withholding.

(1)

Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation's transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 7.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

(2)

The sale of Shares by the Corporation, or by a broker engaged by the Corporation (the "Broker"), under Section 7.4(1) or under any other provision of the Plan will be made on the Stock Exchange. The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares on his or her behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

Appendix A-22

(3)

The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

(4)

Notwithstanding the first paragraph of this Section 7.4, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant's registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

7.5	Term, Termination and Suspension of the Plan

The Board may suspend or terminate the Plan at any time, provided that any such suspension or termination of the Plan will be in compliance with applicable securities law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation. The Plan shall be submitted for shareholder approval every three (3) years in accordance with policies of the CSE and applicable securities law requirements. Suspension or termination of the Plan will not materially impair rights and obligations under any Awards granted while the Plan is in effect except with the written consent of the affected Participant or as otherwise permitted in the Plan.

7.6	Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

7.7	Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

7.8	Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

7.9	Effective Date of the Plan.

The Plan was initially approved by the Board on          , 2025, subject to approval of shareholders.

Appendix A-23

The Plan was first approved by shareholders on December 20, 2024.

Appendix A-24

ADDENDUM FOR U.S. PARTICIPANTS

RIO GRANDE RESOURCES LTD.

OMNIBUS LONG-TERM INCENTIVE PLAN

The provisions of this Addendum apply to Awards held by a U.S. Participant. All capitalized terms used in this Addendum but not defined in Section 1 below have the meanings attributed to them in the Plan. The Section references set forth below match the Section references in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below.

1.	Definitions

"cause" has the meaning attributed under Section 5.2(1)(a) of the Plan, provided however that the Participant has provided the Corporation (or applicable Subsidiary) with written notice of the acts or omissions constituting grounds for "cause" within 90 days of such act or omission and the Corporation (or applicable Subsidiary) shall have failed to rectify, as determined by the Board acting reasonably, any such acts or omissions within 30 days of the Corporation's (or applicable Subsidiary's) receipt of such notice.

"Separation from Service" means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he or she dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h).

"Specified Employee" has the meaning set forth in Treasury Regulation Section 1.409A-1(i).

2.	Expiry Date of Options

Notwithstanding anything to the contrary in Section 3.4 of the Plan or otherwise, in no event, including as a result of any Black- Out Period or any termination of employment, shall the expiration of any Option issued to a U.S. Participant be extended beyond the original Expiry Date if such Option has an Exercise Price that is less than the Market Value on the date of the proposed extension.

3.	Surrender of Options

With respect to U.S. Participants, all references to “VWAP” in Section 3.6(3) are replaced with “Market Price.”

4.	Non-Employee Directors

A Non-Employee Director who is also a U.S. Participant and wishes to have all or any part of his or her annual retainer fees paid in the form of RSUs or DSUs shall irrevocably elect such payment form by December 31 of the year prior to the calendar year during which the annual retainer fees are to be earned. Any election made under this Section 4 shall be irrevocable during the calendar year to which it applies, and shall apply to annual retainers earned in future calendar years unless and until the U.S. Participant makes a later election in accordance with the terms of this Section 4 of the Addendum. With respect to the calendar year in which a U.S. Participant becomes a Non-Employee Director, so long as such individual has never previously been eligible to participate in any deferred compensation plan sponsored by the Corporation, such individual may make the election described in this Section 4 of the Addendum within the first 30 days of becoming eligible to participate in the Plan, but solely with respect to the portion of the annual retainer not earned before the date such election is made. Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, any RSUs or DSUs issued to a U.S. Participant that is a Non-Employee Director in lieu of retainer fees shall be settled on earlier of (i) the U.S. Participant's Separation from Service, or (ii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

Appendix A-25

5.	Settlement of Share Unit Awards.

(a)

Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, all of the vested Share Units subject to any RSU or PSU shall be settled on the earlier of (i) the date set forth in the U.S. Participant's Share Unit Settlement Notice which shall be no later than the fifth anniversary of the applicable Share Unit Vesting Determination Date, (ii) the U.S. Participant's Separation from Service, or (iii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

(b)

Notwithstanding Section 4.6(1)(b) of the Plan, any U.S. Participant must deliver to the Corporation a Share Unit Settlement Notice specifying the Share Unit Settlement Date and form of settlement for his or her RSUs or PSUs on or prior to December 31 of the calendar year prior to the calendar year of the grant; provided that, the Share Unit Settlement Date may be specified at any time prior to the grant date, if the award requires the U.S. Participant's continued service for not less than 12 months after the grant date in order to vest in such Award. Any such election of Share Unit Settlement Date shall be irrevocable as of the last date in which it is permitted to be made in accordance with the forgoing sentence. Notwithstanding the foregoing, if any U.S. Participant fails to timely submit a Share Unit Settlement Notice in accordance with the foregoing, then such U.S. Participant's Share Unit Settlement Date shall be deemed to be the fifth anniversary of the Share Unit Vesting Determination Date, in addition, such settlement shall be in the form of Shares, Cash Equivalent, or a combination of both as determined by the Corporation in its sole discretion.

(c)	For the avoidance of doubt, Section 4.6(4) of the Plan shall not apply to any Award issued to a U.S. Participant.

6.	Termination of Employment

(a)

Notwithstanding Section 5.2(1)(b) of the Plan, any unvested Share Units held by a Participant that retires shall be deemed vested as of the Termination Date and shall be settled at such time as set forth in Section 4 to this Addendum.

(b)

For the avoidance of doubt, in the event that a U.S. Participant dies, his or her vested Options shall expire on the earlier of the original expiry date or one hundred and eighty days after the death of such Participant.

7.	Specified Employee

Each grant of Share Units to a U.S. Participant is intended to be exempt from or comply with Code Section 409A. To the extent any Award is subject to Section 409A, then:

(a)	all payments to be made upon a U.S. Participant's Termination Date shall only be made upon such individual's Separation from Service; and

(b)

if on the date of the U.S. Participant's Separation from Service the Corporation's shares (or shares of any other Corporation that is required to be aggregated with the Corporation in accordance with the requirements of Code Section 409A) is publicly traded on an established securities market or otherwise and the U.S. Participant is a Specified Employee, then the benefits payable to the Participant under the Plan that are payable due to the U.S. Participant's Separation from Service shall be postponed until the earlier of the originally scheduled date and six months following the U.S. Participant's Separation from Service. The postponed amount shall be paid to the U.S. Participant in a lump sum within 30 days after the earlier of the originally scheduled date and the date that is six months following the U.S. Participant's Separation from Service. If the U.S. Participant dies during such six-month period and prior to the payment of the postponed amounts hereunder, the amounts delayed on account of Code Section 409A shall be paid to the U.S. Participant's estate within 60 days following the U.S. Participant's death.

Appendix A-26

8.	Adjustments.

Notwithstanding anything to the contrary in Article 6 of the Plan, any adjustment to an Option held by any U.S. Participant shall be made in compliance with the Code which for the avoidance of doubt may include an adjustment to the number of Shares subject thereto, in addition to an adjustment to the Exercise Price thereof.

9.	General

Notwithstanding any provision of the Plan to the contrary, all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Participant's consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to the Corporation or contravening Code Section 409A. However, the Corporation shall have no obligation to modify the Plan or any Share Unit and does not guarantee that Share Units will not be subject to taxes, interest and penalties under Code Section 409A. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any Subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

Appendix A-27

APPENDIX "A"

FORM OF OPTION AGREEMENT

RIO GRANDE RESOURCES LTD.

OPTION AGREEMENT

This Option Agreement is entered into between Rio Grande Resources Ltd. (the "Corporation") and the Optionee named below pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan") a copy of which is attached hereto, and confirms the following:

1.	Grant Date: [●]

2.	Optionee: [●]

3.	Optionee's Eligible Person Capacity Under the Plan: [●]

4.	Number of Options: [●]

5.	Exercise Price ($) per Share: [●]

6.	Expiry Date of Option Period: [●]

7.	Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the option period. The Options vest as follows:

(a) [●]

8.

The Option is non-assignable and non-transferable otherwise than, by will or by the law governing the devolution of property, to the Optionee's executor, administrator or other personal representative in the event of death of the Optionee.

9.

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

10.	Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

11.

By signing this agreement, the Optionee acknowledges that he, she, or its authorized representative has read and understands the Plan and agrees that the Options are granted under and governed by the terms and conditions of the Plan, as may be amended or replaced from time to time.

[Signature page follows.]

Appendix A-28

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the day of      , 20        .

Signature by Optionee

Print Name

RIO GRANDE RESOURCES LTD.

Per:
Authorized Signatory

Appendix A-29

SCHEDULE "A"

ELECTION TO EXERCISE STOCK OPTIONS

TO: RIO GRANDE RESOURCES LTD. (the "Corporation")

The undersigned Optionee hereby elects to exercise Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated                                                                       , 20       under the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"), for the number Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:

Exercise Price ($) per Share:	$

Aggregate Exercise Price:	$

Amount enclosed that is payable on account of any source deductions relating to this Option exercise
(contact the Corporation for details of such amount):	$

☐ or check here if alternative arrangements have been made with the Corporation;

and hereby tenders a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate purchase price, and, if applicable, all source deductions, and directs such Shares to be registered as follows:

(name)	(address)

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this        day of                       , 20       .

Signature of Participant

Name of Participant (Please Print)

Appendix A-30

SCHEDULE "B"

SURRENDER NOTICE

TO: RIO GRANDE RESOURCES LTD. (the "Corporation")

The undersigned Optionee hereby elects to surrender                   Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated                                                                                                                     , 20      under the Corporation's Omnibus Long-Term Incentive Plan (the "Plan") in exchange for Shares as calculated in accordance with Section 3.6(3) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Please issue a certificate or certificates representing the Shares registered as follows:

(name)	(address)

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to surrender my Options is irrevocable.

DATED this ___ day of                       , 20     .

Signature of Participant

Name of Participant (Please Print)

Appendix A-31

APPENDIX "B"

FORM OF RSU AGREEMENT

RIO GRANDE RESOURCES LTD.

RESTRICTED SHARE UNIT AGREEMENT

This restricted share unit agreement ("RSU Agreement") is granted by Rio Grande Resources Ltd. (the "Corporation") in favour of the Participant named below (the "Recipient") of the restricted share units ("RSUs") pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this RSU Agreement shall have the meanings set forth in the Plan.

The terms of the RSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of RSUs. The Recipient is hereby granted [●] RSUs.

3.	Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the RSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

4.	Vesting. The RSUs will vest as follows: [●].

5.	Transfer of RSUs. The RSUs granted hereunder are non-transferable or assignable except in accordance with the Plan.

6.

Inconsistency. This RSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this RSU Agreement and the Plan, the terms of the Plan shall govern.

7.

Severability. Wherever possible, each provision of this RSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this RSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this RSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

8.	Successors and Assigns. This RSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

9.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

10.

Governing Law. This RSU Agreement and the RSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

11.	Counterparts. This RSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this RSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this RSU Agreement.

[Signature page follows.]

Appendix A-32

IN WITNESS WHEREOF the parties hereto have executed this RSU Agreement as of the ____ day of      , 20        .

Signature by Recipient

Print Name

RIO GRANDE RESOURCES LTD.
Per:
Authorized Signatory

Appendix A-33

APPENDIX "C"

FORM OF PSU AGREEMENT

RIO GRANDE RESOURCES LTD.

PERFORMANCE SHARE UNIT AGREEMENT

This performance share unit agreement ("PSU Agreement") is granted by Rio Grande Resources Ltd. (the "Corporation") in favour of the Participant named below (the "Recipient") of the performance share units ("PSUs") pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this PSU Agreement shall have the meanings set forth in the Plan.

The terms of the PSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of PSUs. The Recipient is hereby granted [●] PSUs.

3.	Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the PSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

4.	Performance Criteria. [●].

5.	Performance Period. [●].

6.	Vesting. The PSUs will vest as follows: [●].

7.	Transfer of PSUs. The PSUs granted hereunder are not transferable or assignable except in accordance with the Plan.

8.

Inconsistency. This PSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this PSU Agreement and the Plan, the terms of the Plan shall govern.

9.

Severability. Wherever possible, each provision of this PSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this PSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this PSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10.

Entire Agreement. This PSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11.	Successors and Assigns. This PSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

Appendix A-34

13.

Governing Law. This PSU Agreement and the PSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14.	Counterparts. This PSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

[Signature page follows.]

Appendix A-35

IN WITNESS WHEREOF the parties hereto have executed this RSU Agreement as of the ___ day of      , 20        .

Signature by Recipient

Print Name

RIO GRANDE RESOURCES LTD.

Per:
Authorized Signatory

Appendix A-36

APPENDIX "D"

FORM OF DSU AGREEMENT RIO GRANDE RESOURCES LTD.

DEFERRED SHARE UNIT AGREEMENT

This deferred share unit agreement ("DSU Agreement") is granted by Rio Grande Resources Ltd. (the "Corporation") in favour of the Participant named below (the "Recipient") of the deferred share units ("DSUs") pursuant to the Corporation's Omnibus Long-Term Incentive Plan (the "Plan"). Capitalized terms used and not otherwise defined in this DSU Agreement shall have the meanings set forth in the Plan.

The terms of the DSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of DSUs. The Recipient is hereby granted [●] DSUs.

3.	Vesting. The DSUs will vest as follows: [●].

4.	Transfer of DSUs. The DSUs granted hereunder are non-transferable or assignable except in accordance with the Plan.

5.

Inconsistency. This DSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this DSU Agreement and the Plan, the terms of the Plan shall govern.

6.

Severability. Wherever possible, each provision of this DSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this DSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this DSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

7.	Successors and Assigns. This DSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

8.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

9.

Governing Law. This DSU Agreement and the DSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

10.	Counterparts. This DSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this DSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this DSU Agreement.

[Signature page follows.]

Appendix A-37

IN WITNESS WHEREOF the parties hereto have executed this DSU Agreement as of the ____ day of      , 20        .

Signature by Recipient

Print Name

RIO GRANDE RESOURCES LTD.

Per:
Authorized Signatory

Appendix A-38

APPENDIX "E"

FORM OF U.S. PARTICIPANT/NON-EMPLOYEE DIRECTOR ELECTION FORM

RIO GRANDE RESOURCES LTD.

I,                                          , wish to defer 100% of my annual retainer (including any annual retainers or fees for service on committees of the Board) for the calendar year                                           and any future calendar years unless and until I make a new election in accordance with the Plan and the Addendum. I, do hereby elect to have a Share Unit Settlement Date of             anniversary of the grant date of such RSUs, or if earlier upon my Separation from Service in respect of all of such RSUs, and otherwise in accordance with the Plan and the special provisions of the Addendum to the Plan applicable to U.S. Participants.

I understand that this election shall be irrevocable as of the last date in which I am permitted to make such election in accordance with Section 3 of the Addendum to the Plan and I shall only be permitted to revoke or modify this election up to such date. I understand that this election shall apply to any other grants of RSUs that I may be granted in the future (if any) in respect of any retainer fees payable in future calendar years (and will become irrevocable as of December 31 of the prior calendar year) until I make a later election, which election shall be made no later than the date set forth in Section 3 of the Addendum to the Plan.

All capitalized terms not defined in this Election Form have the meaning set out in the Plan.

I understand and agree that the granting and settlement of RSUs are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Election Form.

Signature of Participant

Name of Participant (Please Print)

Appendix A-39

APPENDIX "F"

FORM OF SHARE UNIT SETTLEMENT NOTICE

In respect of the [RSUs][PSUs] that Vested on             that were granted to you by Rio Grande Resources Ltd. (the “Corporation”) pursuant to the Corporation Omnibus Long-Term Incentive Plan (the “Plan”), the undersigned hereby elects to settle the [RSUs][PSUs] (including for any fractional [RSUs][PSUs]) as follows [Participant to select one]:

( )	(i) the Cash Equivalent, calculated in accordance with Section 4.7(1) of the Plan;

( )	(ii) the Shares, calculated in accordance with Section 4.7(2) of the Plan; or

( )	(iii) the Cash Equivalent for ________________________ [RSUs][PSUs] and Shares for ________________________ [RSUs][PSUs].

[In the event the undersigned elects the cash equivalent, include:] [I acknowledge that the Company will deduct from payment applicable withholding taxes in accordance with the Plan.]

[In the event the Company elects Shares, include:] [I (check one):

( )	(i) enclose cash, a certified cheque, bank draft or money order to the Corporation in the amount of $ as full payment for the applicable withholding taxes;

( )

(ii) undertake to arrange, in a manner satisfactory to the Board, for such number of Shares to be sold as is necessary to raise an amount equal to the applicable withholding taxes and to cause the proceeds from the sale of such Shares to be delivered to the Corporation; or

( )

(iii) if permitted by the Corporation, elect to settle for cash such number of [RSUs][PSUs] as is necessary to raise funds sufficient to cover such withholding taxes with such amount being withheld by the Corporation.]

All capitalized terms used herein but not otherwise defined have the meanings ascribed thereto in the Plan.

Date:

Name of Participant:

Signature of Participant:

Appendix B- 1

APPENDIX B

TO THE PLAN OF ARRANGEMENT

DIRECTORS OF RIO GRANDE POST-ARRANGEMENT

Jason Barnard

Raymond Strafehl

Richard Silas

Appendix C- 1

APPENDIX C

TO THE PLAN OF ARRANGEMENT

BY-LAWS OF RIO GRANDE

Incorporation Number BC1493044

ARTICLES OF

RIO GRANDE RESOURCES LTD.

PROVINCE OF BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT

Appendix C- 2

Appendix C- 3

Appendix C- 4

Appendix C- 5

Appendix C- 6

Appendix C- 7

ARTICLE 25
PROHIBITIONS

Section 25.1	Definitions	35
Section 25.2	Application	36
Section 25.3	Consent Required for Transfer of Shares or Transfer Restricted Securities	36

Appendix C- 8

Incorporation Number BC1493044

ARTICLES

RIO GRANDE RESOURCES LTD.

(the "Company")

ARTICLE 1

INTERPRETATION

Section 1.1       Definitions

In these Articles, unless the context otherwise requires:

(1)	"appropriate person" has the meaning assigned in the Securities Transfer Act;

(2)	"board of directors" and "board" mean the board of directors or sole director of the Company for the time being;

(3)	"BCA" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	"director" means a person who is a director of the Company for the time being;

(5)	"directors' resolution" means a resolution of the board of directors passed at a meeting of the board or consented to by the directors in accordance with Section 140 of the BCA and Section 18.12;

(6)

"Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(7)	"legal personal representative" means the personal or other legal representative of a shareholder or other person, as the context requires;

(8)	"protected purchaser" has the meaning assigned in the Securities Transfer Act;

(9)	"registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(10)	"seal" means the seal of the Company, if any;

(11)	"Securities Act" means the Securities Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(12)

"securities legislation" means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; "Canadian securities legislation" means the securities legislation in any province or territory of Canada and includes the Securities Act; and "U.S. securities legislation" means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934;

Appendix C- 9

(13)

"Securities Transfer Act" means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act; and

(14)	"special business" has the meaning set out in Section 11.1.

Section 1.2  BCA and Interpretation Act Definitions Applicable

The definitions in the BCA and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment.

Section 1.3   Conflicts or Inconsistencies

If there is a conflict between a definition in the BCA and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the BCA will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the BCA, the BCA will prevail.

ARTICLE 2

SHARES AND SHARE CERTIFICATES

Section 2.1   Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Section 2.2   Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the BCA.

Section 2.3  Shareholder Entitled to Certificate or Acknowledgement

Unless the shares of which the shareholder is the registered owner are uncertificated shares within the meaning of the BCA, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

Section 2.4   Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Appendix C- 10

Section 2.5   Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the Company is satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate is worn out or defaced, it must, on production to it of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as it thinks fit:

(1)	order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgement, as the case may be.

Section 2.6  Replacement of Lost, Destroyed or Wrongfully Taken Certificate

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:

(1)	so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(2)	provides the Company with an indemnity bond sufficient in the Company's judgement to protect the Company from any loss that the Company may suffer by issuing a new certificate; and

(3)	satisfies any other reasonable requirements imposed by the Company.

A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

Section 2.7   Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights under any indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

Section 2.8   Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Section 2.9   Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Section 2.5, Section 2.6, or Section 2.8, the amount, if any and which must not exceed the amount prescribed under the BCA, determined by the board.

Section 2.10  Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

Appendix C- 11

ARTICLE 3

ISSUE OF SHARES

Section 3.1   Board Authorized

Subject to the BCA and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the board may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Section 3.2   Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

Section 3.3   Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Section 3.4   Conditions of Issue

Except as provided for by the BCA, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(a)	past services performed for the Company;

(b)	property;

(c)	money; and

(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Section 3.1.

Section 3.5   Share Purchase Warrants and Rights

Subject to the BCA, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the board determines, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

ARTICLE 4

SHARE REGISTERS

Appendix C- 12

Section 4.1   Central Securities Register

As required by and subject to the BCA, the Company must maintain a central securities register, which may be kept in electronic form. The board may, subject to the BCA, appoint an agent to maintain the central securities register. The board may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The board may terminate such appointment of any agent at any time and may appoint another agent in its place.

Section 4.2   Closing Register

The Company must not at any time close its central securities register.

ARTICLE 5

SHARE TRANSFERS

Section 5.1   Registering Transfers

Subject to Article 26, the BCA and the Securities Transfer Act, the Company must register a transfer of a share of the Company if either:

(1)	the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

(a)

in the case where the Company has issued a share certificate in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(b)

in the case of a share that is not represented by a share certificate (including an uncertificated share within the meaning of the BCA and including the case where the Company has issued a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate in respect of the share to be transferred), a written instrument of transfer, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(c)

such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of shares to be transferred may require to prove the title of the transferor or the transferor's right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser; or

(2)	all the preconditions for a transfer of a share under the Securities Transfer Act have been met and the Company is required under the Securities Transfer Act to register the transfer.

Section 5.2   Waivers of Requirements for Transfer

The Company may waive any of the requirements set out in Section 5.1(1) and any of the preconditions referred to in Section 5.1(2).

Section 5.3   Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form satisfactory to the Company or the transfer agent for the class or series of shares to be transferred.

Appendix C- 13

Section 5.4   Transferor Remains Shareholder

Except to the extent that the BCA otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Section 5.5   Signing of Instrument of Transfer

If a shareholder or other appropriate person or an agent who has actual authority to act on behalf of that person, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified but share certificates are deposited with the instrument of transfer, all the shares represented by such share certificates:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Section 5.6   Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

Section 5.7   Transfer Fee

Subject to the applicable rules of any stock exchange on which the shares of the Company may be listed, there must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the board.

ARTICLE 6

TRANSMISSION OF SHARES

Section 6.1  Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the board may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

Section 6.2   Rights of Legal Personal Representative

The legal personal representative of a shareholder has the rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles and applicable securities legislation, if appropriate evidence of appointment or incumbency within the meaning of the Securities Transfer Act has been deposited with the Company. This Section 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder's name and the name of another person in joint tenancy.

Appendix C- 14

ARTICLE 7

ACQUISITION OF COMPANY'S SHARES

Section 7.1  Company Authorized to Purchase or Otherwise Acquire Shares

Subject to Section 7.2, the special rights or restrictions attached to the shares of any class or series of shares, the BCA and applicable securities legislation, the Company may, if authorized by the board, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the board.

Section 7.2  No Purchase, Redemption or Other Acquisition When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

Section 7.3  Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

ARTICLE 8 BORROWING POWERS

Section 8.1   Borrowing Powers

The Company, if authorized by the board, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the board considers appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the board considers appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Appendix C- 15

ARTICLE 9 ALTERATIONS

Section 9.1      Alteration of Authorized Share Structure

Subject to Section 9.2, the special rights or restrictions attached to the shares of any class or series of shares and the BCA, the Company may:

(1)	by ordinary resolution;

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the BCA;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly; or

(2)

by directors’ resolution, subdivide or consolidate all or any of its unissued, or fully paid issued, shares and if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly.

Section 9.2         Special Rights or Restrictions

Subject to the special rights or restrictions attached to the shares of any class or series of shares and the BCA, the Company may by ordinary resolution:

(1)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.

Appendix C- 16

Section 9.3   No Interference with Class or Series Rights without Consent

A right or special right attached to issued shares must not be prejudiced or interfered with under the BCA, the Notice of Articles or these Articles unless the holders of shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of the holders of such class or series of shares.

Section 9.4   Change of Name

The Company may by directors' resolution or ordinary resolution authorize an alteration to its Notice of Articles in order to change its name.

Section 9.5   Other Alterations

If the BCA does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

ARTICLE 10

MEETINGS OF SHAREHOLDERS

Section 10.1  Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the BCA, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place, either in or outside British Columbia, as may be determined by the board.

Section 10.2  Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Section 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

Section 10.3  Calling of Meetings of Shareholders

The board may, at any time, call a meeting of shareholders, to be held at such time and at such place, either in or outside British Columbia, as may be determined by the board.

Section 10.4  Electronic Meetings

The board may determine that a meeting of shareholders shall be held entirely by means of telephone, electronic or other communications facilities that permit all participants to communicate with each other during the meeting. A meeting of shareholders may also be held at which some, but not necessarily all, persons entitled to attend may participate by means of such communications facilities, if the board determines to make them available. A person participating in a meeting by such means is deemed to be present at the meeting.

Section 10.5  Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

Appendix C- 17

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

Section 10.6  Record Date for Notice

The board may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCA, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Section 10.7  Record Date for Voting

The board may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCA, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Section 10.8  Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 10.9  Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Section 11.1, the notice of meeting must:

(1)	state the general nature of the special business; and

(2)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)	at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

Appendix C- 18

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Section 10.10 Class Meetings and Series Meetings of Shareholders

Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

Section 10.11 Notice of Dissent Rights

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

Section 10.12 Advance Notice Provisions

(1)	Nomination of Directors

Subject only to the BCA and these Articles, only persons who are nominated in accordance with the procedures set out in this Section 10.12 shall be eligible for election as directors to the board of directors of the Company. Nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, as follows:

(a)	by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a valid proposal made in accordance with the provisions of the BCA or a valid requisition of shareholders made in accordance with the provisions of the BCA; or

(c)	by any person entitled to vote at such meeting (a "Nominating Shareholder"), who:

(i)

is, at the close of business on the date of giving notice provided for in this Section 10.12 and on the record date for notice of such meeting, either entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company; and

(ii)	has given timely notice in proper written form as set forth in this Section 10.12.

(2)	Exclusive Means

For the avoidance of doubt, this Section 10.12 shall be the exclusive means for any person to bring nominations for election to the board before any annual or special meeting of shareholders of the Company.

Appendix C- 19

(3)	Timely Notice

In order for a nomination made by a Nominating Shareholder to be timely notice (a "Timely Notice"), the Nominating Shareholder's notice must be received by the corporate secretary of the Company at the principal executive offices or registered office of the Company:

(a)

in the case of an annual meeting of shareholders (including an annual and special meeting), not later than 5:00 p.m. (Vancouver time) on the 30th day before the date of the meeting; provided, however, if the first public announcement made by the Company of the date of the meeting (each such date being the "Notice Date") is less than 50 days before the meeting date, notice by the Nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the Notice Date;

provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Section 10.12(3)(a) or Section 10.12(3)(b), and the Notice Date in respect of the meeting is not less than 50 days before the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the date of the applicable meeting.

(4)	Proper Form of Notice

To be in proper written form, a Nominating Shareholder's notice to the corporate secretary must comply with all the provisions of this Section 10.12 and disclose or include, as applicable:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a "Proposed Nominee"):

(i)	the name, age, business and residential address of the Proposed Nominee;

(ii)	the principal occupation/business or employment of the Proposed Nominee, both presently and for the past five years;

(iii)

the number of securities of each class of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iv)

full particulars of any relationships, agreements, arrangements or understandings (including financial, compensation or indemnity related) between the Proposed Nominee and the Nominating Shareholder, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder;

(v)

any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the BCA or applicable securities law; and

Appendix C- 20

(vi)

a written consent of each Proposed Nominee to being named as nominee and certifying that such Proposed Nominee is not disqualified from acting as director under the provisions of subsection 124(2) of the BCA; and

(b)	as to each Nominating Shareholder giving the notice, and each beneficial owner, if any, on whose behalf the nomination is made:

(i)	their name, business and residential address;

(ii)

the number of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Company or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)

their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person's economic interest in a security of the Company or the person's economic exposure to the Company;

(iv)

any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Nominating Shareholder or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder and any Proposed Nominee;

(v)

full particulars of any proxy, contract, relationship arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the board;

(vi)

a representation that the Nominating Shareholder is a holder of record of securities of the Company, or a beneficial owner, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination;

(vii)

a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Company in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Company in support of such nomination; and

(viii)

any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or as required by applicable securities law.

Appendix C- 21

Reference to "Nominating Shareholder" in this Section 10.12(4) shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

(5)	Currency of Nominee Information

All information to be provided in a Timely Notice pursuant to this Section 10.12 shall be provided as of the date of such notice. The Nominating Shareholder shall provide the Company with an update to such information forthwith so that it is true and correct in all material respects as of the date that is 10 business days before the date of the meeting, or any adjournment or postponement thereof.

(6)	Delivery of Information

Notwithstanding Article 24 of these Articles, any notice, or other document or information required to be given to the corporate secretary pursuant to this Section 10.12 may only be given by personal delivery or courier (but not by fax or email) to the corporate secretary at the address of the principal executive offices or registered office of the Company and shall be deemed to have been given and made on the date of delivery if it is a business day and the delivery was made prior to 5:00 p.m. (Vancouver time) and otherwise on the next business day.

(7)	Defective Nomination Determination

The chair of any meeting of shareholders of the Company shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Section 10.12, and if any proposed nomination is not in compliance with such provisions, must as soon as practicable following receipt of such nomination and prior to the meeting declare that such defective nomination shall not be considered at any meeting of shareholders.

(8)	Failure to Appear

Despite any other provision of this Section 10.12, if the Nominating Shareholder (or a qualified representative of the Nominating Shareholder) does not appear at the meeting of shareholders of the Company to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Company.

(9)	Waiver

The board may, in its sole discretion, waive any requirement in this Section 10.12.

(10)	Definitions

For the purposes of this Section 10.12, "public announcement" means disclosure in a press release disseminated by the Company through a national news service in Canada, or in a document filed by the Company for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

ARTICLE 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Section 11.1    Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

Appendix C- 22

(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of or voting at the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the board or auditor;

(d)	the setting or changing of the number of directors;

(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

(h)	business arising out of a report of the board not requiring the passing of a special resolution or an exceptional resolution;

(i)	any non-binding advisory vote; and

(j)	any other business which, under these Articles or the BCA, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Section 11.2  Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

Section 11.3  Quorum

Subject to the special rights or restrictions attached to the shares of any class or series of shares, a quorum for the transaction of business at a meeting of shareholders is present if shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

Section 11.4  Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the officers, any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the board or by the chair of the meeting and any other persons who, although not entitled to vote, are entitled or required under the BCA or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Section 11.5  Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Appendix C- 23

Section 11.6    Lack of Quorum

If, within one-half hour from the time set for holding a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Section 11.7    Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Section 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for holding the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

Section 11.8   Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Section 11.9   Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting. If all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Section 11.10 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Section 11.11 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Section 11.12 Electronic Voting

Any vote at a meeting of shareholders may be held entirely or partially by means of telephonic, electronic or other communications facilities if the directors determine to make them available whether or not persons entitled to attend participate in the meeting by means of telephonic, electronic or other communications facilities.

Section 11.13 Decisions by Show of Hands or Poll

Subject to the BCA, every motion put to a vote at a meeting of shareholders will be decided on a show of hands or the functional equivalent of a show of hands by means of telephonic, electronic or other communications facilities, unless a poll, before or on the declaration of the result of the vote by show of hands (or its functional equivalent), is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Appendix C- 24

Section 11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands (or its functional equivalent) or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Section 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Section 11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Section 11.16 Casting Vote

In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Section 11.17 Manner of Taking Poll

Subject to Section 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

Section 11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Section 11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

Section 11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

Section 11.21 No Demand for Poll on Election of Chair

Appendix C- 25

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Section 11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of the meeting for the transaction of any business other than the question on which a poll has been demanded.

Section 11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

ARTICLE 12

VOTES OF SHAREHOLDERS

Section 12.1  Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Section 12.3:

(1)	on a vote by show of hands (or its functional equivalent), every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Section 12.2  Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the board, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Section 12.3  Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)

if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Section 12.4  Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Section 12.3, deemed to be joint shareholders registered in respect of that share.

Section 12.5  Representative of a Corporate Shareholder

Appendix C- 26

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must be received:

(a)

at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2)	if a representative is appointed under this Section 12.5:

(a)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Section 12.6    When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Section 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting;

(3)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting; or

(4)	the Company is a public company.

Section 12.7    When Proxy Provisions Do Not Apply to the Company

If and for so long as the Company is a public company, Section 12.8 to Section 12.16 apply only insofar as they are not inconsistent with any Canadian securities legislation applicable to the Company, any U.S. securities legislation applicable to the Company or any rules of an exchange on which securities of the Company are listed.

Appendix C- 27

Section 12.8  Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy. The instructing of proxy holders may be carried out by means of telephonic, electronic or other communications facility in addition to or in substitution for instructing proxy holders by mail.

Section 12.9  Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Section 12.10 Deposit of Proxy

Subject to Section 12.13 and Section 12.15, a proxy for a meeting of shareholders must:

(1)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(2)

unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages or by using such available telephone or internet voting services as may be approved by the board.

Section 12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Section 12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the board or the chair of the meeting:

[name of company]

(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Appendix C- 28

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in     respect    of     all    shares    registered    in     the     name     of     the undersigned):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder - printed]

Section 12.13 Revocation of Proxy

Subject to Section 12.14 and Section 12.15, every proxy may be revoked by an instrument in writing that is received:

(1)

at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Section 12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Section 12.13 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy; or

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Section 12.5.

Section 12.15 Chair May Determine Validity of Proxy.

The chair of any meeting of shareholders may, at his or her sole discretion, determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Article 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting, and any such determination made in good faith shall be final, conclusive and binding upon the meeting.

Section 12.16 Production of Evidence of Authority to Vote

The board or the chair of any meeting of shareholders may, but need not, at any time (including before, at or subsequent to the meeting), inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence for the purposes of determining a person’s share ownership as at the relevant record date and the authority to vote.

Appendix C- 29

ARTICLE 13

DIRECTORS

Section 13.1    Number of Directors

(1)	The number of directors is the number determined from time to time by directors' resolution or ordinary resolution.

(2)

If the number of directors has not been determined as provided in paragraph (1), the number of directors is equal to the number of directors designated as directors in the Notice of Articles that applied when the Company was recognized under the BCA or the number of directors holding office immediately following the most recent election or appointment of directors, whether at an annual or special general meeting of the shareholders, by a consent resolution of shareholders, or by the directors pursuant to Section 14.4, Section 14.5 or Section 14.8.

(3)	Notwithstanding paragraph (2), the minimum number of directors is one or, if the company is a public company, three.

Section 13.2    Change in Number of Directors

If the number of directors is set under Section 13.1(1):

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; and

(2)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number at the first meeting of shareholders following the setting of that number, then the board, subject to Section 14.8, may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

No decrease in the number of directors will shorten the term of an incumbent director.

Section 13.3       Board's Acts Valid Despite Vacancy

An act or proceeding of the board is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Section 13.4       Qualifications of Directors

A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the BCA to become, act or continue to act as a director.

Section 13.5       Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the board may from time to time determine. If the board so decides, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

Section 13.6  Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Appendix C- 30

Section 13.7  Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the board are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the board, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Section 13.8  Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the board on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14

ELECTION AND REMOVAL OF DIRECTORS

Section 14.1  Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Section 10.2:

(1)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1) but are eligible for re-election or re-appointment.

Section 14.2   Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the BCA;

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the BCA.

Section 14.3   Failure to Elect or Appoint Directors

If:

(1)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Section 10.2, on or before the date by which the annual general meeting is required to be held under the BCA; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Section 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

Appendix C- 31

(3)	when his or her successor is elected or appointed; and

(4)	when he or she otherwise ceases to hold office under the BCA or these Articles.

Section 14.4   Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose.

Section 14.5  Board May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the remaining directors. For greater certainty, the appointment of a director to fill a casual vacancy as contemplated by this section is not the appointment of an additional director for the purposes of Section 14.8.

Section 14.6  Remaining Directors' Power to Act

The board may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the board may only act for the purpose of:

(1)	appointing directors up to that number; or

(2)	calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the BCA, for any other purpose.

Section 14.7  Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Section 14.8  Additional Directors

Notwithstanding Section 13.1 and Section 13.2, between annual general meetings or unanimous resolutions contemplated by Section 10.2, the board may appoint one or more additional directors, but the number of additional directors appointed under this Section 14.8 must not at any time exceed:

(1)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Section 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Section 14.1(1), but is eligible for re-election or re-appointment.

Section 14.9  Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;

Appendix C- 32

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Section 14.10 or Section 14.11.

Section 14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the board may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Section 14.11 Removal of Director by Directors

The board may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company in accordance with the BCA and does not promptly resign, and the board may appoint a director to fill the resulting vacancy.

ARTICLE 15

POWERS AND DUTIES OF THE BOARD

Section 15.1  Powers of Management

The board must, subject to the BCA and these Articles, manage or supervise the management of the business and affairs of the Company and has the authority to exercise all such powers of the Company as are not, by the BCA or by these Articles, required to be exercised by the shareholders of the Company.

Section 15.2  Appointment of Attorney of Company

The board may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the board, to appoint or remove officers appointed by the board and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the board may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the board thinks fit. Any such attorney may be authorized by the board to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

ARTICLE 16

INTERESTS OF DIRECTORS AND OFFICERS

Section 16.1  Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the BCA) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCA.

Appendix C- 33

Section 16.2  Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Section 16.3  Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of the board at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Section 16.4  Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCA.

Section 16.5  Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the board may determine.

Section 16.6  No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Section 16.7  Professional Services by Director or Officer

Subject to the BCA, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Section 16.8  Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the BCA, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

ARTICLE 17

PROCEEDINGS OF THE BOARD

Section 17.1  Meetings of the Board

The board may meet for the conduct of business, adjourn and otherwise regulate its meetings as the board thinks fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, as the board may from time to time determine.

Appendix C- 34

Section 17.2  Voting at Meetings

Questions arising at any meeting of the board are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Section 17.3  Chair of Meetings

The following individual is entitled to preside as chair at a meeting of the board:

(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)	any other director chosen by the directors present if:

(a)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Section 17.4  Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the board or of any committee of the board:

(1)	in person;

(2)	by telephone; or

(3)	with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person, or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Section 17.4 is deemed for all purposes of the BCA and these Articles to be present at the meeting and to have agreed to participate in that manner.

Section 17.5  Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the board at any time.

Section 17.6  Notice of Meetings

Other than for meetings held at regular intervals as determined by the board pursuant to Section 17.1 or as provided in Section 17.7, reasonable notice of each meeting of the board, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Section 23.1 or orally or by telephone conversation with that director.

Section 17.7  When Notice Not Required

It is not necessary to give notice of a meeting of the board to a director or an alternate director if:

Appendix C- 35

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the board at which that director is appointed; or

(2)	the director or alternate director, as the case may be, has waived notice of the meeting.

Section 17.8  Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of the board to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

Section 17.9  Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the board and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the board need be given to that director or, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the board so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

Attendance of a director or alternate director at a meeting of the board is a waiver of notice of the meeting, unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 17.10 Quorum

The quorum necessary for the transaction of the business at a meeting of the board may be set by the board and, if not so set, is deemed to be set at a majority of the number of directors then in office. If the number of directors is set at one, the quorum is deemed to be set at one director, and that director may constitute a meeting.

Section 17.11 Validity of Acts Where Appointment Defective

Subject to the BCA, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Section 17.12 Consent Resolutions in Writing

A resolution of the board or of any committee of the board may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)

in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Section 17.12 may be by any written instrument, fax, e-mail or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the board or of any committee of the board passed in accordance with this Section 17.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of the board or of the committee of the board and to be as valid and effective as if it had been passed at a meeting of the board or of the committee of the board that satisfies all the requirements of the BCA and all the requirements of these Articles relating to meetings of the board or of a committee of the board.

Appendix C- 36

ARTICLE 18

EXECUTIVE AND OTHER COMMITTEES

Section 18.1  Appointment and Powers of Executive Committee

The board may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and during the intervals between meetings of the board all of the board's powers are delegated to the executive committee, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the board; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

Section 18.2  Appointment and Powers of Other Committees

The board may, by resolution:

(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the board's powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the board; and

(d)	the power to appoint or remove officers appointed by the board; and

(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

Section 18.3  Obligations of Committees

Any committee appointed under Section 18.1 or Section 18.2, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the board; and

(2)	report every act or thing done in exercise of those powers at such times as the board may require.

Section 18.4  Powers of Board

The board may, at any time, with respect to a committee appointed under Section 18.1 or Section 18.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

Appendix C- 37

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

Section 18.5  Committee Meetings

Subject to Section 18.3(1) and unless the board otherwise provides in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Section 18.1 or Section 18.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

ARTICLE 19

OFFICERS

Section 19.1  Board May Appoint Officers

The board may, from time to time, appoint such officers, if any, as the board determines and the board may, at any time, terminate any such appointment.

Section 19.2  Functions, Duties and Powers of Officers

The board may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	delegate to the officer any of the powers exercisable by the board on such terms and conditions and with such restrictions as the board thinks fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Section 19.3  Qualifications

No officer may be appointed unless that officer is qualified in accordance with the BCA. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board must be a director. Any other officer need not be a director.

Section 19.4  Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

Appendix C- 38

ARTICLE 20

INDEMNIFICATION

Section 20.1     Definitions

In this Article 20:

(1)	"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)

"eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director, alternate director, officer or former officer of the Company (each, an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director or officer of the Company:

(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)	"expenses" has the meaning set out in the BCA; and

(4)	"officer" means a person appointed by the board as an officer of the Company.

Section 20.2    Mandatory Indemnification of Eligible Parties

Subject to the BCA, the Company must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director, alternate director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Section 20.2.

Section 20.3  Permitted Indemnification

Notwithstanding Section 20.2 and subject to any restrictions in the BCA, the Company may indemnify any person including directors, officers, employees, agents and representatives of the Company.

Section 20.4  Non-Compliance with BCA

The failure of a director, alternate director or officer of the Company to comply with the BCA or these Articles or, if applicable, any former Articles, does not invalidate any indemnity to which he or she is entitled under this Article 20.

Section 20.5  Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, alternate director, officer, employee or agent of the Company;

(2)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

Appendix C- 39

(3)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

ARTICLE 21

DIVIDENDS

Section 21.1  Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Section 21.2  Declaration of Dividends

Subject to the BCA, the board may from time to time declare and authorize payment of such dividends as it may consider appropriate.

Section 21.3  No Notice Required

The board need not give notice to any shareholder of any declaration under Section 21.2.

Section 21.4  Record Date

The board may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the board passes the resolution declaring the dividend.

Section 21.5  Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

Section 21.6  Settlement of Difficulties

If any difficulty arises in regard to a distribution under Section 21.5, the board may settle the difficulty as it deems advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2)

determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

Section 21.7   When Dividend Payable

Any dividend may be made payable on such date as is fixed by the board.

Appendix C- 40

Section 21.8       Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Section 21.9       Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Section 21.10 Dividend Bears No Interest

No dividend bears interest against the Company.

Section 21.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Section 21.12 Payment of Dividends

Any dividend or other distribution payable in respect of shares will be paid by cheque or by electronic means or by such other method as the directors may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered address of the shareholder, unless the shareholder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at the registered address of the joint shareholder who is first named on the central securities register, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Company is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable, or the amount of tax so deducted is not paid to the appropriate taxing authority.

Section 21.13 Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the board may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

Section 21.14 Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company. The Company shall not be liable to any person in respect of any dividend which is forfeited to the Company or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE 22

ACCOUNTING RECORDS AND AUDITOR

Section 22.1  Recording of Financial Affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the BCA.

Appendix C- 41

Section 22.2  Inspection of Accounting Records

Unless the board determines otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Section 22.3  Remuneration of Auditor

The board may set the remuneration of the auditor of the Company.

ARTICLE 23

NOTICES

Section 23.1  Method of Giving Notice

Unless the BCA or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the BCA or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder's registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder's registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;

(3)	unless the intended recipient is the auditor of the Company, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)

unless the intended recipient is the auditor of the Company, sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient;

(6)

creating and providing a record posted on or made available through a general accessible electronic source and providing written notice by any of the foregoing methods as to the availability of such record; or

(7)	as otherwise permitted by applicable securities legislation.

Appendix C- 42

Section 23.2       Deemed Receipt

A notice, statement, report or other record that is:

(1)

mailed to a person by ordinary mail to the applicable address for that person referred to in Section 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Section 23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(3)	e-mailed to a person to the e-mail address provided by that person referred to in Section 23.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed; and

(4)	delivered in accordance with Section 23.1(6), is deemed to be received by the person on the day such written notice is sent.

Section 23.3       Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Section 23.1 is conclusive evidence of that fact.

Section 23.4  Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

Section 23.5  Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Section 23.6  Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Section 23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

Appendix C- 43

ARTICLE 24

SEAL

Section 24.1  Who May Attest Seal

Except as provided in Section 24.2 and Section 24.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the board.

Section 24.2  Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Section 24.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the board.

Section 24.3  Mechanical Reproduction of Seal

The board may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as the board may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the BCA or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Section 24.1 to attest the Company's seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

ARTICLE 25

PROHIBITIONS

Section 25.1     Definitions

In this Article 25:

(1)	"security" has the meaning assigned in the Securities Act;

(2)	"transfer restricted security" means

(a)	a share of the Company;

(b)	a security of the Company convertible into shares of the Company; or

(c)

any other security of the Company which must be subject to restrictions on transfer in order for the Company to satisfy the requirement for restrictions on transfer under the "private issuer" exemption of Canadian securities legislation or under any other exemption from prospectus or registration requirements of Canadian securities legislation similar in scope and purpose to the "private issuer" exemption.

Appendix C- 44

Section 25.2     Application

Section 25.3 does not apply to the Company if and for so long as it is a public company.

Section 25.3     Consent Required for Transfer of Shares or Transfer Restricted Securities

No share or other transfer restricted security may be sold, transferred or otherwise disposed of without the consent of the board and the board is not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Dated July 19, 2024.

Full Name and Signature of Incorporator

SE CORPORATE SERVICES LTD.

By:
Authorized Signatory

SCHEDULE "G"

INTERIM ORDER

(See attached)

''G''-1

IN THE SUPREME COURT OF BRITISH COLUMBIA	No. S247691 Vancouver Registry

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS
CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND.

IN THE MATTER OF A PROPOSED ARRANGEMENT

INVOLVING FOREMOST CLEAN ENERGY LTD. and RIO GRANDE RESOURCES LTD.

FOREMOST CLEAN ENERGY LTD.

PETITIONER

ORDER MADE AFTER APPLICATION (INTERIM ORDER)

BEFORE	))
	) T	) November 12, 2024
	) ASSOCIATE JUDGE VOS	)
)

ON THE APPLICATION of the petitioner, Foremost Clean Energy Ltd. ("Foremost"), pursuant to section 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the "BCBCA"), for an Interim Order in connection with a proposed plan of arrangement involving its shareholders and Rio Grande Resources Ltd. ("Spinco").

0 WITHOUT NOTICE and coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on 12/Nov/2024 and on hearing Kasey Campbell, counsel for Foremost; and upon reading the Petition herein, Affidavit #1 of Jason Barnard sworn on November 6, 2024 (the "Barnard Affidavit") and Affidavit #1 of Krystal Gosling sworn on November 6, 2024 (the "Gosling Affidavit");

THIS COURT ORDERS that:

DEFINITIONS

1.

As used in this Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in draft management information circular of Foremost (the "Information Circular"), which contains the draft Notice of Special Meeting (the "Notice"), a copy of which is attached as Exhibit "A" to the Gosling Affidavit.

SPECIAL MEETING

2.

Pursuant to section 291(2)(b)(i) and section 289(1)(a)(i) and (e) of the BCBCA, Foremost is authorized and directed to call, hold and conduct a special meeting (the "Meeting") of the holders (collectively, the "Foremost Shareholders") of common shares of Foremost Shares (the "Foremost Shares") to be held at the offices of Stikeman Elliott LLP, Suite 1700, Park Place, 666 Burrard St., Vancouver, Canada V6C 2X8 at 10:00 a.m.(Vancouver time) on December 20, 2024 to, inter a!ia, consider and, if deemed advisable, approve, with or without variation, a special resolution (the "Arrangement Resolution") substantially in the form attached as Schedule "B" to the Information Circular approving and adopting in accordance with Division 5 of Part 9 of the BCBCA an arrangement (the "Arrangement") substantially as contemplated in the plan of arrangement (the "Plan of Arrangement"), a draft of which is attached as Schedule "F" to the Information Circular.

3.

The Meeting shall be called, held and conducted in accordance with the applicable provisions of the BCBCA, the Notice, the Information Circular, the articles of Foremost and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency, this Interim Order shall govern.

AMENDMENTS

4.

Foremost is authorized to make, in the manner contemplated by and subject to the Amended and Restated Arrangement Agreement, such amendments, modifications or supplements to the Arrangement, the Plan of Arrangement, the Amended and Restated Arrangement Agreement, the Notice and the Information Circular as it may determine without any additional notice to or authorization of any of the Foremost Shareholders or further orders of this Court. The Arrangement, the Plan of Arrangement, the Amended and Restated Arrangement Agreement, the Notice and the Information Circular as so amended, modified or supplemented, shall be the Arrangement, the Plan of Arrangement, the Amended and Restated Arrangement Agreement, the Notice and the Information Circular, respectively, to be submitted to the Meeting and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

5.

Notwithstanding the provisions of the BCBCA and the notice of articles and articles of Foremost, and subject to the terms of the Amended and Restated Arrangement Agreement, the Foremost Board (the "Board") shall be entitled to adjourn, postpone or cancel the Meeting or the date of the Application for the Final Order (defined at paragraph 35 below) on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Foremost Shareholders respecting the adjournment or postponement, and without the need for approval of this Court. Foremost shall provide notice of any such cancellation, adjournment or postponement of the Meeting by news release, newspaper advertisement or notice sent to the Foremost Shareholders by one of the methods specified in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the Board.

RECORD DATE

6.

The record date for determining the Foremost Shareholders entitled to receive the Notice, the Information Circular (including the Notice of Hearing of Petition and this Interim Order), the form of proxy ("Proxy Form") or voting instruction form ("VIF"), notice of notice-and-access and the letter of transmittal, all as applicable (collectively, the "Meeting Materials") shall be the close of business on October 24, 2024 (the "Record Date"), as previously approved by the Board and published by Foremost.

7.	The Record Date will not change in respect of, or as a consequence of, any adjournment or postponement of the Meeting unless required by applicable law.

NOTICE OF SPECIAL MEETING

8.

The Information Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and Foremost shall not be required to send the Foremost Shareholders any other or additional statements pursuant to section 290(1)(a) of the BCBCA.

9.

The Meeting Materials, with such deletions, amendments and inclusions thereto as counsel for Foremost may advise are necessary or desirable and as are not inconsistent with the terms of this Interim Order, shall be distributed:

(a)

to registered Foremost Shareholders ("Registered Foremost Shareholders") (those whose names appear in the central securities register of Foremost) determined as at the Record Date at least thirty (30) days prior to the date of the Meeting, and in accordance with the requirements of (and the timelines prescribed by) National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"), by:

(i)	mailing by prepaid mail, courier or the equivalent (unless the shareholder has chosen to receive proxy materials electronically), notice of notice-and-access and the Proxy Form; and,

(ii)

using notice-and-access to deliver the Notice and Information Circular whereby those documents will be posted on Foremost's website https://www.foremostcleanenerqy.com/investors/shareholder‐ meeting.html and Foremost's SEDAR+ profile at www.sedarplus.ca for Foremost Registered Shareholders to access;

(b)

to beneficial Foremost Shareholders ("Beneficial Foremost Shareholders") (those whose names do not appear in the central securities register of Foremost), in accordance with the requirements of (and within the timelines prescribed by) National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), by:

(i)	mailing by prepaid mail, courier or the equivalent (unless the shareholder has chosen to receive proxy materials electronically), notice of notice-and-access and the VIF; and,

(ii)

using notice-and-access to deliver the Notice and Information Circular whereby those documents will be posted on Foremost's website https://www.foremostcleanenergy.com/investors/shareholder‐ meeting.html" and Foremost's SEDAR+ profile at www.sedarplus.ca for Foremost Beneficial Shareholders to access

(c)

at any time by email or facsimile transmission to any Foremost Shareholder who identifies itself to the satisfaction of Foremost (acting through its representatives), who requests such email or facsimile transmission and, if required by Foremost, agrees to pay the charges related to such transmission;

(d)

to the directors and auditor(s) of Foremost by prepaid ordinary mail, delivery in person or by recognized courier service, email or facsimile transmission at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or delivery, and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

10.

The Meeting Materials shall not be delivered to Registered Foremost Shareholders where mail previously sent to such holders by Foremost or its registrar and transfer agent has been returned to Foremost or its registrar and transfer agent on two or more previous consecutive occasions.

11.

Accidental failure of or omission by Foremost to give notice to any one or more Foremost Shareholders or the directors and auditors of Foremost, or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Foremost (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Foremost, then it shall use reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

12.	The Meeting Materials and any amendments, modifications, updates or supplements thereto and any notice of adjournment or postponement of the Meeting, shall be deemed to have been received,

(a)	in the case of mailing, at the time specified at section 6 of the BCBCA;

(b)	in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(c)	in the case of transmission by email, facsimile or notice-and-access, upon the transmission thereof;

(d)	in the case of any press release, news release or advertisement at the time of publication;

(e)	in the case of electronic filing on SEDAR, upon the transmission thereof; and

(f)	in the case of Beneficial Foremost Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees. •

UPDATING MEETING OR COURT MATERIALS

13.

Notice of any amendments, modifications, updates, or supplements to any of the information provided in the Meeting Materials or Court Materials may be communicated, at any time prior to the Meeting, to the Foremost Shareholders and additional Securityholders, as applicable, or any other persons entitled thereto, by press release, news release, newspaper advertisement, or by any of the means set forth in paragraph 9, as determined to be the most appropriate method of communication by the Board.

PERMITTED ATTENDEES

14.	The only persons entitled to attend the Meeting shall be:

(a)	Foremost Shareholders as at the close of business on the Record Date, or their respective proxyholders;

(b)	directors, officers and advisors of Foremost and Spinco; and

(c)	other persons with the prior permission of the Chair of the Meeting,

and the only persons entitled to vote on the Arrangement Resolution at the Meeting shall be the Foremost Shareholders determined as at the Record Date (or their respective proxyholders ).

SOLICITATION OF PROXIES

15.

Foremost is authorized to use a Proxy Form or VIF and letter of transmittal for Foremost Shareholders in substantially the same form as attached as Exhibit "C" to the Gosling Affidavit, subject to Foremast's ability to insert dates and other relevant information in the final forms thereof and to make other non-substantive changes and changes legal counsel advise are necessary or appropriate. Foremost is authorized, at its expense, to solicit proxies directly and through its officers, directors, and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.

16.	The procedures for the use of proxies at the Meeting and revocation of proxies shall be as set out in the Meeting Materials.

17.

Foremost may, in its discretion, generally waive the time limits for the deposit of proxies by Foremost Shareholders if Foremost deems it advisable or reasonable to do so, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

QUORUM AND VOTING

18.	At the Meeting, the votes in respect of the Arrangement Resolution shall be taken on the following basis:

(a)

each Registered Foremost Shareholder whose name appears on the central securities register of holders of Foremost Shares as at the close of business on the Record Date is entitled to one (1) vote for each Foremost Share registered in his/her/its name; and

(b)

the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least 66½% of the votes cast by Registered Foremost Shareholders in person or represented by proxy and entitled to vote at the Meeting.

19.

The quorum of Meeting shall be two (2) persons entitled to vote at the Meeting are present and not less than 5% of the outstanding Foremost Shares which may be voted at the Meeting must be represented in person or by proxy or by a duly authorized representative of a Foremost Shareholder.

SCRUTINEER

20.	The scrutineer for the Meeting shall be Odyssey Trust Company (acting through its representatives for that purpose) (the "Scrutineer"). The Scrutineer's duties shall include:

(a)	reviewing and reporting to the Chair of the Meeting on the deposit and validity of proxies;

(b)	reporting to the Chair of the Meeting on the quorum of the Meeting;

(c)	reporting to the Chair of the Meeting on the polls taken or ballots cast, if any, at the Meeting; and

(d)	providing to Foremost and to the Chair of the Meeting written reports on matters related to their duties.

SHAREHOLDER DISSENT RIGHTS

21.

Registered Foremost Shareholders as at the Record Date will have the right to dissent (the "Dissent Rights") in respect of the Arrangement Resolution in accordance with the provisions of sections 237 to 247 of the BCBCA, as modified by the terms of this Interim Order, the Final Order and the Plan of Arrangement.

22.

Only Registered Foremost Shareholders may dissent. Holders of Foremost Options ("Foremost Optionholders"), Foremost RSUs ("Foremost RSU Holders") and Foremost Warrants ("Foremost Warrantholders") will not have a right to dissent in respect of their Foremost Options, Foremost RSUs and Foremost Warrants.

23.

Non-Registered Shareholders as at the Record Date desiring to exercise Dissent Rights must make arrangements for the Registered Foremost Shareholder as at the Record Date who holds Foremost Shares as an intermediary for the Non-Registered Shareholder, to dissent on behalf of the holder or, alternatively, may make arrangements for the Foremost Shares beneficially owned by such holder to be registered in such holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Foremost.

24.

Where Dissent Rights are being exercised by an intermediary who is not the beneficial owner of such Foremost Shares, the written notice of dissent ("Dissent Notice") should specify the number of Foremost Shares held by the intermediary for such beneficial owner. A Dissenting Shareholder may dissent only with respect to all the Foremost Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

25.

Notwithstanding Section 242(1)(a) of the BCBCA, the written Dissent Notice to the Arrangement Resolution must be sent to Foremost, c/o Stikeman Elliott LLP, Suite 1700, 666 Burrard Street, Vancouver, BC V6C 2X8, Attention: Ben Schach, by not later than 2:00 p.m. (Vancouver time) on December 18, 2024, or two Business Days prior to any adjournment or postponement of the Meeting.

26.

To exercise Dissent Rights, a Registered Foremost Shareholder must prepare a separate Dissent Notice for him, her or itself, if dissenting on his, her or its own behalf, and one for each other Non-Registered Shareholder who beneficially owns Foremost Shares registered in such Registered Foremost Shareholder's name and on whose behalf such Registered Foremost Shareholder intends to exercise Dissent Rights; and, if dissenting on its own behalf, must dissent with respect to all of the Foremost Shares registered in his, her or its name beneficially owned by such Registered Foremost Shareholder or if dissenting on behalf of a Non-Registered Shareholder, with respect to all of the Foremost Shares registered in his, her or its name and beneficially owned by such Non-Registered Shareholder.

27.	The Dissent Notice must set out the number of Foremost Shares in respect of which the Dissent Rights are being exercised (the "Dissent Shares") and:

(a)

if such Dissent Shares constitute all of the Foremost Shares of which the Foremost Shareholder is the registered and beneficial owner and the Foremost Shareholder owns no other Foremost Shares beneficially, a statement to that effect;

(b)

if such Dissent Shares constitute all of the Foremost Shares of which the Foremost Shareholder is both the registered and beneficial owner, but the Foremost Shareholder owns additional Foremost Shares beneficially, a statement to that effect and the names of the Registered Foremost Shareholder(s) of those other Foremost Shares, the number of Foremost Shares held by each such Registered Foremost Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Foremost Shares; and

(c)

if the Dissent Rights are being exercised by a Registered Foremost Shareholder who is not the beneficial owner of such Foremost Shares, a statement to that effect and the name and address of the Non-Registered Shareholder and a statement that the Registered Foremost Shareholder is dissenting with respect to all Foremost Shares of the Non-Registered Shareholder registered in such Registered Foremost Shareholder's name.

28.	Foremost Shareholders who exercise Dissent Rights and who:

(a)

are ultimately entitled to be paid fair value for their Dissent Shares, which fair value shall be the fair value of such Dissent Shares as of the close of business on the last Business Day before the day on which the Arrangement is approved by Foremost Shareholders at the Meeting, shall be paid an amount equal to such fair value and shall be deemed to have transferred such Dissent Shares to the Foremost in accordance with the Plan of Arrangement; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Foremost Shares in respect of which they have exercised Dissent Rights, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting Foremost Shareholder and shall be entitled to receive only the consideration that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall Foremost or any other person be required to recognize Registered Foremost Shareholders who exercise Dissent Rights as Foremost Shareholders after the Effective Time, and the names of such Registered Foremost Shareholders who exercise Dissent Rights shall be removed from the applicable register of Foremost Shareholders as at the Effective Time. There can be no assurance that a Dissenting Shareholder will receive consideration for its Foremost Shares of equal or greater value to the consideration that such Dissenting Shareholder would have received under the Arrangement.

29.

The exercise of Dissent Rights does not deprive a Registered Foremost Shareholder of the right to vote at the Meeting. However, a Registered Foremost Shareholder is not entitled to exercise Dissent Rights in respect of the Arrangement Resolution if such holder votes any of the Foremost Shares beneficially held by such holder for the Arrangement Resolution. A vote against or abstaining from voting on the Arrangement Resolution, whether at the Meeting or by proxy, does not constitute a Dissent Notice for purposes of the right to dissent under Sections 237 to 247 of the BCBCA.

30.

If the Arrangement Resolution is approved by the Foremost Shareholders at the Meeting, and if Foremost notifies the Dissenting Shareholders of its intention to act upon the Arrangement Resolution, pursuant to Section 243 of the BCBCA, in order to exercise Dissent Rights, such Dissenting Shareholder must, within one month after the date of such notice, send to Foremost or its transfer agent a written statement that such holder requires purchase of all of the Dissent Shares. Such a written statement must be accompanied by the certificate(s) or DRS Advice(s), if any, representing such Dissent Shares, and, if the dissent is being exercised by the Registered Shareholder on behalf of a Non-Registered Shareholder who is not such Registered Shareholder, a written statement that: (i) is signed by the Non-Registered Shareholder on whose behalf dissent is being exercised; and (ii) sets out whether or not the Non-Registered Shareholder is the beneficial owner of other Foremost Shares and, if so, sets out:

(a)	the names of the registered owners of those other Foremost Shares;

(b)	the number of Foremost Shares that are held by each of those registered owners; and

(c)	that dissent is being exercised in respect of all of those other Foremost Shares, all in accordance with Section 244 of the BCBCA.

31.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights, it will lose its Dissent Rights, Foremost will return to the Dissenting Shareholder the certificate(s) or DRS Advice(s) representing the Foremost Shares that were delivered to Foremost, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as an Foremost Shareholder who has not exercised Dissent Rights. A vote against or abstaining from voting on the Arrangement Resolution, whether at the Meeting or by proxy, or not voting on the Arrangement Resolution does not constitute a Dissent Notice.

32.

Upon delivery of the written statement and the required documents, the Dissenting Shareholder ceases to have any rights as an Foremost Shareholder other than the right to be paid the fair value of the Foremost Shares, except where, before full payment is made for the Dissent Shares, the Arrangement in respect of which the Dissent Notice was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the Dissent Notice Foremast's written consent. If any of these events occur, Foremost must return the share certificate(s) or DRS Advice, if any, representing the Foremost Shares to the Dissenting Shareholder and the Dissenting Shareholder will regain the ability to vote and exercise its rights as a Foremost Shareholder at the Meeting.

33.

The Dissenting Shareholder and Foremost may agree on the payout value of the Dissent Shares; otherwise, either party may apply to the Court to determine the fair value of the Dissent Shares or apply for an order that value be established by arbitration or by reference to the Registrar or a referee of the Court. If the matters provided for in the Arrangement Resolution become effective and the Dissenting Shareholder has complied with Sections 237 to 247 of the BCBCA, after a determination of the payout value of the Dissent Shares, Foremost must then promptly pay that amount to the Dissenting Shareholder.

APPLICATION FOR FINAL ORDER

34.

Foremost shall include in the Meeting Materials, when sent in accordance with paragraph 9 of this Interim Order, a copy of the Notice of Hearing of Petition, in substantially the form attached as Exhibit "B" to the Gosling Affidavit, and the text of this Interim Order (collectively, the "Court Materials"), and such Court Materials shall be deemed to have been served at the times specified in accordance with paragraph 9 and/or 12 of this Interim Order, whether such persons reside within British Columbia or within another jurisdiction.

35.

Foremost shall also deliver and make available to Foremost Optionholders, Foremost RSU Holders and the Foremost Warrantholders at least twenty-one (21) days prior to the hearing of the application for a Final Order, a copy of the Information Circular, a copy of the Notice of Petition and the text of this Interim Order (collectively, the "Notice Materials") by either:

(a)	email transmission;

(b)	notice and access;

(c)	certified mail or prepaid ordinary mail or delivery by person or by recognized courier to the address in the Foremost Incentive Plan; or,

(d)	if such person is also a Foremost Shareholder or director, in a manner set-out in paragraph 9 of this Interim Order.

36.	The persons entitled to appear and be heard at any hearing to sanction and approve the Arrangement, shall be only:

(a)	Foremost;

(b)	Spinco; and

(c)	any Foremost Securityholder and other person who has served and filed a Response to Petition and has otherwise complied with paragraph 37 of this Interim Order and the Supreme Court Civil Rules.

37.

The sending of the Meeting Materials in the manner contemplated by paragraph 9 shall constitute good and sufficient service and no other form of service need be effected and no other material need be served on such persons in respect of these proceedings, except with respect to any person who shall:

(a)

file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Application; and

(b)	deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Application, to Foremast's counsel at:

Stikeman Elliott LLP
Barristers and Solicitors
1700 - 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: Kasey Campbell

by or before 4:00 p.m. (Vancouver time) January 8th 2025.

38.	Upon the approval by the Foremost Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Foremost may apply to this Court (the "Application") for an Order:

(a)	pursuant to section 291(4)(a) of the BCBCA approving the Arrangement; and

(b)	pursuant to section 291(4)(c) of the BCBCA declaring that the Arrangement is procedurally and substantively fair and reasonable to the Foremost Securityholders

(collectively, the "Final Order"),

and the hearing of the Application will be held on January 10th, 2025 at 9:45 a.m. (Vancouver time) or as soon thereafter as the Application can be heard or at such other date and time as the Board may advise at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as the Court may direct.

39.

In the event that the hearing of the Application is adjourned, then only those persons who filed and delivered a Response to Petition in accordance with paragraph 38, need be served and provided with the materials filed and notice of the adjourned hearing date.

VARIANCE

40.	Foremost shall be entitled, at any time, to apply to vary this Interim Order.

41.

To the extent of any inconsistency or discrepancy between this Interim Order and the Information Circular, the BCBCA, applicable Securities Laws or the notice of articles and articles of Foremost, this Interim Order will govern.

No. S247691

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS

CORPORAT/ONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATER OF A PROPOSED ARRANGEMENT

INVOLVING FOREMOST CLEAN ENERGY LTD. and RIO GRANDE RESOURCES LTD.

FOREMOST CLEAN ENERGY LTD.

PETITIONER

INTERIM ORDER

STIKEMAN ELLIOTT LLP

Suite 1700, Park Place

666 Burrard Street

Vancouver, BC V6C 2X8

Telephone (604) 631-1300

COUNSEL: Kasey Campbell

FILE NO: 153461.1003

SCHEDULE "H"

NOTICE OF HEARING FOR FINAL ORDER

(See attached)

''H''-1

No. S247691

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS

CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT

INVOLVING FOREMOST CLEAN ENERGY LTD. and RIO GRANDE RESOURCES LTD.

FOREMOST CLEAN ENERGY LTD.

PETITIONER

NOTICE OF HEARING OF PETITION

TO:

The holders (the"Foremost Shareholders") of common shares (the "Foremost Shares") in the capital of Foremost Clean Energy Ltd. ("Foremost"), the holders of options to acquire Foremost Shares (the "Foremost Optionholders"), the holders of Foremost restricted share units (the "Foremost RSU Holders"), the holders of warrants to purchase Foremost Shares (the "Foremost Warrantholders") (collectively, the "Foremost Securityholders")

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by Foremost in the Supreme Court of British Columbia for approval, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 and amendments thereto, of an arrangement contemplated in an arrangement agreement dated July 29, 2024, as amended and restated on November 4, 2024, involving Rio Grande Resources Ltd ("Spinco") (the "Arrangement").

NOTICE IS FURTHER GIVEN that by Order of Associate Judge Vos Supreme Court of British Columbia, dated November 12, 2024, the Court has given directions by means of an interim order (the "Interim Order") on the calling of a special meeting (the "Meeting") of the Foremost Shareholders for the purpose of, among other things, considering and voting upon a special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, the Petitioner intends to apply to the Supreme Court of British Columbia for a final order (the "Final Order") approving the Arrangement and declaring that the Arrangement is procedurally and substantively fair and reasonable to the Foremost Shareholders, which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia or as the Court may direct on January 10th, 2025 at 9:45 a.m. (Vancouver time), or so soon thereafter as counsel may be heard or at such other date and time as the board of Foremost or the Court may direct.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled "Response to Petition" together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia or as the Court may direct and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to Foremast's address for delivery, which is set out below, on or before January 8th, 2024 at 4:00 p.m. (Vancouver time).

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry or online from the BC Supreme Court website. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON (OR AS DIRECTED BY THE COURT) OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of the Foremost Securityholders.

A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any Foremost Securityholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out below.

The Petitioner's address for delivery is:

Stikeman Elliott LLP

Barristers and Solicitors

1700 - 666 Burrard Street

Vancouver, BC V6C 2X8

Attention: Kasey Campbell

SCHEDULE "I"

DISSENT PROVISIONS OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Division 2 – Dissent Proceedings

Definitions and application

237	(1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238	(1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91, or

(iii)	without limiting subparagraph (i), in the case of a benefit company, to alter the company's benefit provision;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(1.1)

A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent under section 51.995 (5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239	(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240

(1)    If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)

If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)

If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241

If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242	(1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5)

The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243	(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244

(1)      A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)

Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)

Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245	(1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246.

The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247.	If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE "J"

INFORMATION CONCERNING FOREMOST POST-ARRANGEMENT

(See attached)

J- (1)

SCHEDULE "J"

INFORMATION CONCERNING FOREMOST POST-ARRANGEMENT

NOTICE TO READER	1
Defined Terms	1
General	1
Financial Information	1
Currency	1
CORPORATE STRUCTURE	1
Name, Address and Incorporation	1
Intercorporate Relationships	1
DESCRIPTION OF THE BUSINESS	2
Overview	2
Athabasca Uranium Properties	2
Lithium Lane Properties	2
Production and Operations	3
Specialized Skills and Knowledge	3
Competitive Conditions	3
Components	3
Cycles and Seasonality	4
Economic Dependence and Changes to Contracts	4
Employees	4
Environmental Protection	4
Reorganizations	4
Three Year History	5
Total Available Funds	9
Principal Purposes of Funds Available	9
MINERAL PROPERTIES	10
The Athabasca Uranium Properties	10
Murphy Lake South Property	13
Hatchet Lake Property	18
2014 Exploration and Drilling	20
2015 Exploration and Drilling	20
2016 Exploration and Drilling	21
Turkey Lake Property	21
Torwalt Lake Property	23
Marten Property	24
Wolverine Property	25
Epp Lake Property	26
Blackwing Property and the GR Property	28

J- (2)

Blackwing Property	28
GR Property	29
CLK Property	29
Lithium Lane Properties	30
Zoro Property	30
Jean Lake Lithium-Gold Project	38
Grass River Project	40
Peg North Property	40
Jol Property	40
Lac Simard South Property	40
DIVIDENDS OR DISTRIBUTIONS	41
DESCRIPTION OF CAPITAL STRUCTURE	41
New Foremost Shares	41
Foremost Options	42
Foremost Warrants	42
Foremost RSUs	42
Foremost PSUs	43
CONSOLIDATED CAPITALIZATION	43
OPTIONS TO PURCHASE SECURITIES	44
PRIOR SALES	44
TRADING DATA AND VOLUME	47
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	47
PRINCIPAL HOLDERS OF FOREMOST SHARES	47
DIRECTORS AND EXECUTIVE OFFICERS	48
Cease Trade Orders, Bankruptcies, Penalties and Sanctions	48
Conflicts of Interest	49
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	49
EXECUTIVE COMPENSATION	49
AUDIT COMMITTEE	49
CORPORATE GOVERNANCE	49
RISK FACTORS	50
Exploration Development and Operating Risk	50
Liquidity and Additional Capital	51
Going Concern	51
Issuance of additional Foremost Shares	51
Mineral Resources and Recovery Estimates	51
No Mineral Resources	52
Mineral Exploration and Development Liability	52
Changes in Technology and Future Demand	53
Impact of Volatility in Uranium Prices and Demand	53

J- (3)

Impact of Volatility in Lithium Prices and Demand	53
Title to Property	54
Adequate Resources	54
Dependence on Management and Key Personnel	54
Government Regulation	55
Environmental, Aboriginal and Permitting	55
Foreign Currency Fluctuations	55
Economic, Geopolitical, and Other Uncertainties	55
Competition	56
Legal Proceedings	56
Land Reclamation Requirements	57
Obligations and Requirements of Public Companies	57
Ability to Manage Growth	58
Market Price of Common Shares	58
Conflicts of Interest	58
Cost Estimates	58
Acquisition Risk	59
Global Economic Risks	59
Uninsured and Underinsured Risks	60
Climate Change	60
No Anticipated Payment of Dividends	61
Sale of Shares by Directors and Senior Officers	61
Liquidity of Common Shares	61
Future Issuances of Common Shares or Other Securities	61
Future Issuances of Debt Securities	62
Risks Related to Operating in Remote Locations	62
Prices, Markets and Marketing of Gold and Metal Prices	62
Inflation	62
Property Commitments	63
Social and Environmental Activism	63
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	63
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	64
AUDITOR, TRANSFER AGENT AND REGISTRAR	64
MATERIAL CONTRACTS	64
INTERESTS OF EXPERTS	64
Names of Experts	64
Interests of Experts	64
OTHER MATERIAL FACTS	65

J- (4)

NOTICE TO READER

Defined Terms

All capitalized terms not defined in this Schedule "J" have the same meanings ascribed to them in the Glossary of Terms attached to the Circular as Schedule "A".

General

The following describes the proposed business of Foremost pursuant to the Arrangement. Unless otherwise indicated, the following information is provided by Foremost, is presented on a post- Arrangement basis, and is reflective of the proposed business, financial and share capital position of Foremost. In particular, the disclosure in respect of the business and assets of Spinco contained below is presented on the assumption that the Winston Property has been transferred to Spinco prior to the date in respect of which such disclosure relates. See "Forward-Looking Information" in the Circular.

Completion of the Arrangement involves certain risks. See "Risk Factors" in this Schedule "J" and "Approval of the Plan of Arrangement and Related Matters – Risk Factors Relating to the Arrangement" in the Circular.

Financial Information

The following information should be read together with the Foremost Annual Financial Statements and Foremost Interim Financial Statements, which are incorporated by reference to this Circular and available for review on Foremost's SEDAR+ profile at www.sedarplus.ca.

Currency

Reference to dollars "$" in this Schedule "J" shall mean Canadian dollars and reference to "US$" shall mean U.S. dollars, unless otherwise indicated.

CORPORATE STRUCTURE

Name, Address and Incorporation

Foremost was originally incorporated under the BCBCA on July 7, 2005, under the name "Far Resources Ltd." The Company changed its name to "Foremost Lithium Resource & Technology Ltd." on January 4, 2022, and to "Foremost Clean Energy Ltd." on September 30, 2024.

Foremost is a reporting issuer in British Columbia, Alberta and Ontario. The Foremost Shares are listed on the CSE under the symbol "FAT" and on the NASDAQ in the United States under the symbol "FMST".

Foremost's head office address is located at 750 West Pender St Suite 250, Vancouver, BC V6C 2T7 and its registered and records office is located at666 Burrard St Suite 1700, Vancouver, BC V6C 2X8.

Intercorporate Relationships

As of the date of the Circular, Foremost holds 100% direct interest in Spinco and Sierra. Following the Arrangement, Sierra will be a wholly owned subsidiary of Spinco. See "Approval of the Plan of Arrangement and Related Matters – Principal Steps of the Arrangement" in the Circular for further details on the intercorporate relationships of Foremost, Spinco and Sierra post-Arrangement.

''J''-1

DESCRIPTION OF THE BUSINESS

Overview

Foremost is an emerging North American uranium exploration company with an option agreement to earn up to seventy percent (70%) interest in the Athabasca Uranium Properties, being ten (10) prospective properties spanning over 330,000 acres in the prolific uranium-rich Athabasca Basin in Saskatchewan, Canada. As global demand for decarbonization accelerates, the need for nuclear power is crucial. Foremost is well positioned to capitalize on the growing demand for uranium to meet the world's energy transition goals. Alongside, and in collaboration with Denison, the Company is committed to a disciplined exploration strategy to efficiently identify uranium mineralization within its Athabasca Basin properties.

Foremost also maintains a secondary portfolio of significant lithium projects at different stages of development spanning more than 50,000 acres across Manitoba and Quebec, Canada, including the Lithium Lane Properties and the Lac Simard South Property.

As the world transitions towards a clean energy future, Foremost has identified the crucial role of uranium as a low-cost fuel for emission-free electricity. The increased global demand for a net-zero environment has brought further focus to uranium as an essential component to meet global net zero targets, giving rise to new construction of nuclear reactors. Geopolitical events continue to influence and drive growth in the uranium market, including the Russian invasion of Ukraine, political instability in Niger and the United States passing a series of laws banning the importation of Russian uranium. Foremost development plans include delivering low-cost energy fuel solutions to capitalize on the unprecedented global push to decarbonize electric grids.

Athabasca Uranium Properties

The Athabasca Uranium Properties are comprised of ten (10) exploration uranium properties spanning over forty-five (45) claims across approximately 332,378 acres/134,509 hectares within the Athabasca Basin, in the mine-friendly Province of Saskatchewan. Its ten (10) projects are separately grouped into two (2) distinct zones: (i) the Eastern Zone (the "Eastern Athabasca Uranium Properties"), and (ii) the Blue-Sky Zone (the "Blue-Sky Athabasca Uranium Properties"). The Eastern Athabasca Uranium Properties encompass seven (7) projects, including the Murphy Lake South Property, the Hatchet Lake Property, the Turkey Lake Property, the Torwalt Lake Property, the Marten Property, the Wolverine Property, and the Epp Lake Property, while the Blue-Sky Athabasca Uranium Properties consist of three (3) projects, including the Blackwing Property, the GR Property and the CLK Property. See in this Schedule "J", "Mineral Properties" for further information on the Athabasca Uranium Properties.

Lithium Lane Properties

The Company controls exploration stage lithium properties in the Snow Lake region of Manitoba encompassing over 43,000 acres/17,500 hectares consisting of seventy-eight (78) mineral claims which consists of the Zoro Property, the Jean Lake Property, the Grass River Property, the Peg North Property and the Jol Property. The Company also owns the Lac Simard South Property located in Quebec. The Zoro Property, Jean Lake Property, Grass River Property and Peg North Property, being the Lithium Lane Properties, are considered the core lithium properties while the Jol Property and Lac Simard South Property are considered non-core properties. See in this Schedule "J", "Mineral Properties" for a further description of the Company's Lithium Lane Properties.

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Production and Operations

Foremost's mission is to generate significant uranium discoveries through active exploration on its promising, yet underdeveloped land package in the Athabasca Basin, Saskatchewan. Its portfolio includes properties with historical exploration that identified anomalous uranium mineralization, and others withproximity (< 5 km) to known uranium deposits, as well as greenfield, near virgin territories with untapped exploration potential.

Foremost's strategy consists of acquiring mineral properties for the purpose of mineral exploration and exploitation. At present, Foremost is an exploration stage company with regards to the Athabasca Uranium Properties, the Lithium Lane properties, the Lac Simard South Property, and the Jol Property and consequently, has no current operating income, cash flow or revenues from such properties. There is no assurance that commercially viable mineral deposits exist on any of the Company's exploration properties.

Specialized Skills and Knowledge

All aspects of the business of Foremost will require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning, geophysics, metallurgy and mineral processing, implementation of exploration programs, mine construction, mine operation and accounting. Foremost retains executive officers, employees and consultants with relevant experience in mining, geology, exploration, development and accounting experience. Jason Barnard and Curtis Bouwman will retain full-time roles with Foremost while working part time for Spinco. See in this Schedule "J", "Risk Factors — Dependence on Management and Key Personnel".

Competitive Conditions

As a Canadian mineral exploration and development company with a focus in the Athabasca Basin, Saskatchewan, Foremost may compete with other entities, the majority of which may have greater financial resources than Foremost will have, in various aspects of the mineral exploration and development business including: (i) seeking out and acquiring mineral exploration and development properties; (ii) obtaining the resources necessary to identify and evaluate mineral properties and to conduct exploration and development activities on such properties; and (iii) raising the capital necessary to fund its operations. The mining industry is intensely competitive in all its phases, and Foremost may compete with other companies that have greater financial resources and technical facilities. The ability of Foremost to acquire and retain mineral properties in the future will depend on its success with the existing properties of Foremost, its success in identifying and staking additional mineral properties, its ability to enterfuture earn-in, joint venture, royalty and similar agreements and its ability to obtain additional financing to fund further exploration activities. Competition could adversely affect Foremost's ability to acquire suitable properties or prospects in the future or to raise the capital necessary to continue with operations. See in this Schedule "J", "Risk Factors — Competition".

Components

Over the past several years, increased mineral exploration activity on a global scale has made some services difficult to procure, particularly skilled and experienced contract drilling personnel. It is possible that delays or increased costs may be experienced to proceed with drilling activities during the current period. Such delays could significantly affect Foremost if, for example, commodity prices fall significantly, thereby reducing the opportunity Foremost may have had to develop a particular project had such tests been completed in a timely manner before the fall of such prices. In addition, assay labs are often significantly backlogged, thus significantly increasing the time that Foremost waits for assay results. Such delays can slow down work programs, thus increasing field expenses or other costs.

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Cycles and Seasonality

Foremost will continue to be an exploration-stage mining company. Most of the Canadian exploration costs are incurred in the months of June through November. The mineral exploration business is subject to mineral price cycles. The marketability of minerals and mineral concentrates and the ability to finance Foremost's ongoing mineral exploration activities on favorable terms will also be affected by worldwide economic cycles.

Economic Dependence and Changes to Contracts

Foremost's business is not dependent on any contract to sell many of its products or to purchase the majority of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends. It is not expected that Foremost's business will be affected in the current financial year by the renegotiation, amendment or termination of any contracts or subcontracts.

Employees

As at the date of this Circular, Foremost has two (2) full-time employees and employs a mix of ten (10) full and part-time consultants through contracting agreements. No changes are expected upon completion of the Arrangement.

Environmental Protection

All aspects of Foremost's field operations will be subject to environmental regulations and generally will require approval by appropriate regulatory authorities prior to commencement. Any failure to comply could result in fines and penalties. Foremost may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties.

Foremost may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties. Foremost conducts its mineral exploration activities in compliance with applicable environmental protection legislation. Foremost is not aware of any existing environmental problems related to any of its properties that may result in material liability to Foremost. See in this Schedule "J", "Risk Factors — Government Regulation" and "Risk Factors — Environmental, Aboriginal and Permitting".

Reorganizations

The purpose of the Arrangement is to reorganize Foremost and its assets and operations into two (2) separate companies: Foremost and Spinco. Upon completion of the Arrangement, Shareholders on record as of the close of business on the Distribution Record Date will become shareholders in both companies and will receive one (1) New Foremost Share and two (2) Spinco Shares for each Foremost Share held by such Shareholder immediately prior to the Effective Date. For a detailed description of the effects of the Arrangement see "Approval of the Plan of Arrangement and Related Matters – Principal Steps of the Arrangement" in the Circular.

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Other than the Arrangement, there have been no material restructuring transactions of Foremost within the three (3) most recently completed financial years or completed during or proposed for the current financial year.

Three Year History

(a)	Year Ended March 31, 2022

On April 29, 2021, the Company closed a non-brokered private placement of 40,119 units at a price of $8.50 per unit for gross proceeds of $341,015.00. Each unit entitled the holder thereof to one (1) Foremost Share and one (1) Foremost Warrant entitling the holder thereof to purchase one (1) Foremost Share, excisable at a price of $10.00 per share for eighteen (18) months from the date of issue.

On July 30, 2021, the Company entered into an option agreement (the "Jean Lake Option Agreement") with Mount Morgan Resources Ltd. ("Mount Morgan"), pursuant to which the Company was granted the sole and exclusive right and option (the "Jean Lake Option") to acquire a 100% interest in the Jean Lake Property. Pursuant to the Jean Lake Option Agreement, the Company was able to exercise the Jean Lake Option by making cash payments and issuances of Foremost Shares to Mount Morgan over a 48-month period and by spending an aggregate of $200,000 on exploration on the Jean Lake Property. In connection with the Jean Lake Option Agreement, Mount Morgan held a right to retain a 2% net smelter royalty ("Jean Lake NSR") over the Jean Lake Property. Pursuant to the Jean Lake Option Agreement, the Company was given the right to repurchase 1% of the Jean Lake NSR in consideration of a cash payment of $1,000,000 to Mount Morgan.

On September 30, 2021, the Company was approved for a $300,000 grant from the Manitoba Mineral Development Fund to advance the development of the Zoro Property and Jean Lake Property.

On December 3, 2021, the Company closed a non-brokered private placement 47,619 units at a price of $5.25 per unit for gross proceeds of $250,950. Each unit entitled the holder thereof to one (1) Foremost Share and one (1) Foremost Warrant, entitling the holder thereof to purchase one (1) Foremost Share, excisable at a price of $6.50 per share for 24-months from the date of issue.

On December 10, 2021, the Shareholders elected an alternate slate of director nominees, consisting of Scott Taylor, Pierre-Yves Tenn and Andrew Lyons, put forward by a group of concerned Shareholders at the annual general meeting of the shareholders. Following the shareholders meeting, the new board of directors appointed Scott Taylor to the role of President and CEO of the Company.

(b)	Year ended March 31, 2023

On May 4, 2022, the Company entered into a secured loan agreement with Jason Barnard and Christina Barnard (the "Barnards"), Shareholders of the Company for a loan to the Company in the amount of $1,145,000 (the "Shareholder Loan") with a secured promissory note (the "Shareholder Note") at an interest rate of 8.35% per annum payable in monthly installments of $8,000. The Shareholder Loan is secured against all of the assets of the Company. The Company incurred and paid an aggregate of $32,505 in interest on the Shareholder Loan during the period ended June 30, 2024 (March 31, 2024 - $126,606).

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On June 7, 2022, the Company announced John Gravelle agreed to accept the role as President and CEO, with Scott Taylor to continue as a director.

On June 9, 2022, the Company entered into a binding agreement (the "Jol Option Agreement") for the acquisition of 100% right, title and interest in and to certain undersurface mineral rights for the 62 acres/ 25 hectares Jol Property claim from Mae De Graf, an arm's length vendor, subject to a 2% NSR payable to the vendor (the "Jol Lake NSR"). As consideration, the Company paid $8,000 and issued 18,181 Foremost Shares at a deemed price of $16.50 per Foremost Share.

On June 24, 2022, the Company entered a non-brokered private placement for the sale of an aggregate of 39,856 flow-through Foremost Shares at a price of $17.00 per share for gross proceeds of approximately $677,556.76.

On June 29, 2022, the Company announced that it had signed an option agreement (the "Peg North Option Agreement"), with Strider Resources Ltd. ("Strider") granting the Company the right to acquire 100% of the Peg North Property, subject to a 2% NSR (the "Peg North NSR") payable to Strider (the "First Peg North Option"), in consideration for $750,000 in cash, issuing $750,000 worth of Foremost Shares and investing $3,000,000 in exploration by the fifth anniversary of the Peg North Option Agreement. Once the First Peg North Option is exercised, the Company may, at any time prior to commencement of commercial production on the Peg North Property, exercise a second option to acquire one half (1/2) of the Peg North NSR for a cash payment of $1,500,000 (the "Second Peg North Option").

On July 8, 2022, Foremost increased its previously announced non-brokered private placement of an aggregate 97,753 flow-through Foremost Shares at a price of $17.00 per share for gross proceeds of approximately $1,661,807. The private placement was completed on July 20, 2022.

On September 7, 2022, the Company appointed Johnathan More and Michael McLeod to the Foremost Advisory Board.

On November 7, 2022, the Company signed a binding term sheet for the sale of its sixty percent (60%) interest in the Hidden Lake Project in Yellowknife, Northwest Territories, to Youssa PTY Ltd., a private Australian company, for $3,500,000. The Company received a non-refundable deposit of $100,000 upon signing the term sheet. The transaction's closing and the receipt of the remaining $3,400,000 were expected within thirty (30) days, contingent upon the execution and approval of a definitive agreement, final due diligence by the purchaser, receipt of necessary third-party consents, and other customary conditions. Foremost announced the completion of the sale on December 1, 2022.

On December 5, 2022, the Company announced that at its annual general and special meeting of the shareholders, Shareholders voted to elect Jason Barnard, Michael McLeod, Johnathan More, Andrew Lyons and Christopher MacPherson as directors of the Company for the ensuing year.

On December 14, 2022, further to its news release dated March 31, 2015, the Company announced that it had entered into an amended property acquisition agreement to acquire a 100% interest in the Little Granite Claims within the Winston Property. Under the amended terms, Foremost successfully negotiated a reduction in the final cash payment required to exercise its option on the property from US$380,000 to US$75,000, which has been satisfied through the issuance of a non-interest-bearing promissory note to the arm's length vendor (the "Winston Note"). The Winston Note was due and payable by October 15, 2023, with an initial payment of $25,000 already made. With these amendments, the Company has now acquired the Little Granite Claims for a total consideration of US$186,000, compared to the original aggregate consideration of US$434,000.

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On December 14, 2022, the Company announced that John Gravelle and Pierre Yves Tenn did not stand for re-election at the most recent annual general meeting of shareholders and are no longer associated with the Company.

On March 20, 2023, the Company entered into an arm's length property acquisition agreement to acquire 100% interest in the Lac Simard South Property (the "Lac Simard South Option Agreement") for an aggregate cash consideration of $50,000 plus GST payable upon closing and an additional $50,000 plus GST payable within four (4) months after closing. In addition, Foremost issued a total of 30,000 units at a deemed price of $10.50 per unit with each unit exercisable into one (1) Foremost Share and one (1) Foremost Warrant exercisable at $0.35 per warrant for a period of three (3) years.

(c)	Year Ended March 31, 2024

On May 5, 2023, the Company amended the Lac Simard South Option Agreement. The new terms of the agreement included that the Company would acquire the Lac Simard South Property for an aggregate cash consideration of $35,000 plus GST, with $17,500 plus GST payable upon closing and an additional $17,500 plus GST payable within four (4) months after closing. In addition, the Company issued a total of 10,700 Foremost Shares at $7.50 per share.

On May 10, 2023, the Company and the Barnards amended the Shareholder Note, extending its term by one (1) year and increasing the interest rate to 11.35% payable in monthly installments of $10,835, with the balance of accrued interest payable on the maturity date of May 10, 2024 (the "Amended Shareholder Note").

On July 5, 2023, the Company consolidated its Foremost Shares based on fifty (50) pre-consolidation Foremost Shares for one (1) post-consolidation Foremost Share.

On August 21, 2023, the Company priced an underwritten public offering in the United States for 800,000 units at a price of US$5.00 per unit, with each unit exercisable into one (1) Foremost Share and one Foremost Warrant exercisable into a Foremost Share at a price of US$6.25 (the "2023 Offering"). The gross proceeds to the Company were US$4,000,000 before deducting underwriting discounts and other offering expenses.

On August 28, 2023, the Company announced the appointment of Jody Dahrouge of Dahrouge Geological Consulting Ltd. on the Foremost Advisory Board, and the issuance of 17,500 fully vested Foremost Options to Mr. Dahrouge.

On September 19, 2023, the Company announced that it has made the second and final cash payment pursuant to the amended Lac Simard South Option Agreement, resulting in 100% ownership of the Lac Simard South Property.

On October 17, 2023, the Company announced that it has made the third and final cash payment pursuant to the Denison Option Agreement to acquire 100% ownership of the Winston Property.

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On January 26, 2024, the Company announced that at its annual general and special meeting of the shareholders, Shareholders voted to elect Jason Barnard, Michael McLeod, Johnathan More, Andrew Lyons and Douglas Mason as directors of the Company for the ensuing year.

On February 13, 2024, the Company announced a proposed and "best efforts" non-brokered private placement to raise gross proceeds of up to $3,750,000 on a flow-through basis and up to $1,500,000 on a non-flow-through basis (the "2024 Offering").

On March 13, 2024, the Company closed the first tranche of the 2024 Offering for aggregate gross proceeds of $1,629,267.

(d)	Subsequent to Year Ended March 21, 2024

On April 26, 2024, the Company and the Barnards agreed to further amend the Amended Shareholder Note by issuing a second amended note (the "Second Amended Note"), which supersedes and replaces the Amended Shareholder Note, in the principal amount of $1,144,205.63, having a maturity date of May 10, 2025, accruing interest at the same rate of 11.35% per annum compounded monthly with monthly payments of $10,835, with the balance of accrued interest payable on the maturity date of May 10, 2025.

On April 29, 2024, the Company closed the second tranche of its 2024 Offering for aggregate gross proceeds of $1,455,129.48, in connection with an arrangement with Wealth Creation Preservation & Donation Inc.

On June 4, 2024, the Company announced its intention to spin out the Winston Property by way of a statutory plan of arrangement.

On September 23, 2024, the Company entered into the Denison Option Agreement, pursuant to which Denison has agreed to grant the sole and exclusive option to Foremost to acquire up to a 70% interest in and to the Athabasca Uranium Properties.

On September 27, the Company changed its name to "Foremost Clean Energy Ltd."

On September 30, David Cotes, was appointed to the Foremost Board, being a nominee of Denison pursuant to the terms of the Denison Investor Rights Agreement.

On October 4, 2024, the Company entered into the Denison Investor Rights Agreement with Denison, which allows Denison to appoint up to two (2) individuals to the Foremost Board and grants Denison a pre-emptive equity participation right to maintain its 19.95% interest in Foremost.

On October 4, 2024, in connection with the Denison Option Agreement, the Company, as debtor, entered into a Loan Purchase and Assignment Agreement, with Denison, as purchaser, and the Barnards, which stipulates that if any amounts under the Shareholder Loan remain outstanding after twelve (12) months from the Denison Effective Date (being October 4, 2024), Denison may purchase the outstanding loan amount at face value plus accrued interest in common shares of Denison at the VWAP on the notice date, that the Shareholder Loan and related security will not encumber the Loan Purchase and Assignment Agreement or the Athabasca Uranium Properties (with Denison executing a no interest letter), and that Denison must notify its intention to exercise this option within thirty (30) days of the one-year anniversary of the Denison Effective Date, completing the purchase within sixty (60) days, unless delays caused by Foremost or the Barnards extend this period.

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On October 7, 2024, the Company announced the completion of the first phase of the Denison Option Agreement.

On October 24, 2024, the Company announced a proposed brokered private placement with Red Cloud Securities Inc. ("Red Cloud") acting as the lead agent and sole bookrunner for (i) gross proceeds of up to $5,000,000 from the issuance of units, flow-through units and flow-through units to be sold to charitable purchasers under Part 5A of National Instrument 45-106 – Prospectus Exemptions ("NI 45-106") (the "LIFE Offering") and (ii) gross proceeds of up to $3,500,000 from the issuance of units, flow-through units and flow-through units to be sold to charitable purchasers under applicable exemptions under NI 45-106 (the "Concurrent Private Placement" and together with the LIFE Offering, the "Marketed Offering"). Pursuant to the terms of Red Cloud's engagement, the Company will grant the Red Cloud and the syndicate of participating investment dealers an option to sell up to an additional $1,000,000 in units, flow-through units and flow-through units to be sold to charitable purchasers (the "Agent's Option").

On October 25, 2024, the Company announced that the maximum gross proceeds from the Concurrent Private Placement will be increased from $3,500,000 to $4,500,000 due to strong investor demand, which as a result increased the anticipated gross proceeds under the Marketed Offering to $9,500,000 (the "Upsized Marketed Offering"). Assuming the completion of the Upsized Marketed Offering and the full exercise of the Agent's Option (the "Offering"), the gross aggregate proceeds under the Offering is anticipated to be $10,500,250. The Offering is expected to close on or around November 14, 2024.

Total Available Funds

Pursuant to the terms of the Arrangement Agreement, assuming the completion of the Arrangement, as well as the successful completion of the Offering (including the full exercise of the Agent's Option) in the full amount, and the issuance of the Foremost Loan to Spinco, the Company will have approximately $10,500,250 in available cash upon completion of the Arrangement.

Principal Purposes of Funds Available

The following table summarizes expenditures anticipated by Foremost required to achieve its business objectives during the twelve (12) months following completion of the Arrangement.

Principal Purpose	Amount
General Corporate Purposes and Operating Expenses (including management and directors fees)	$1,657,213
Repayment of Indebtedness	$572,760
Trades payable	$1,600,000
Investor Relations and Marketing	$150,000
Uranium Projects for exploration and drilling purposes	$4,000,000
Brokers and Agency Fees from financing	$375,000

Foremost intends to spend the funds available to it as stated in the table above. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for Foremost to achieve its objectives or to pursue other exploration and development opportunities. See in this Schedule "J", "Risk Factors".

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MINERAL PROPERTIES

Following the Arrangement, the below listed properties are the mineral projects owned and operated by Foremost:

Athabasca Uranium Properties
Eastern Athabasca Uranium Properties: ● Murphy Lake South Property ● Hatchet Lake Property ● Torwalt Lake Property ● Marten Property ● Wolverine Property ● Turkey Lake Property ● Epp Lake Property	Blue-Sky Uranium Properties: ● GR Property ● CLK Property ● Blackwing Property
Lithium Properties
Lithium Lane Properties: ● Zoro Property ● Peg North Property ● Grass River Property ● Jean Lake Property	Non-core Lithium Properties: ● Lac Simard South Property ● Jol Property

Source of Information and Data

The scientific data related to the Zoro Property is derived from the Company's Zoro Property Report, prepared by "qualified persons" as defined under NI 43-101 and Regulation S-K 1300, Mark Fedikow, PHD, P.Geo and Scott Zelligan, P.Geo. Additional technical information and mineral disclosures for the Athabasca Uranium Properties and the Lithium Lane Properties have been reviewed and approved by Jody Dahrouge, P.Geo., and Matthew Carter, P.Geo (both of Dahrouge Geological Consulting Ltd. and Mark Fedikow, PhD, P.Geo, all of whom are Qualified Persons.

The technical information in this Schedule "J" has been updated with current information where applicable. The full texts of the Zoro Property Report have been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and are available for review under Foremost's SEDAR+ profile at www.sedarplus.com.

Readers are reminded that the conclusions of the Zoro Property Report are preliminary in nature and may include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Readers are further cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Athabasca Uranium Properties

Property Description

Foremost's Athabasca Uranium Properties consist of ten (10) claim groups spanning forty-five (45) mineral claims covering an aggregate area of 331,880 acres/134,307 hectares within the Athabasca Basin of Saskatchewan, Canada.

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Denison Option Agreement

On September 23, 2024, the Company entered into the Denison Option Agreement, pursuant to which the Company may acquire up to seventy percent (70%) of Denison's interest in the Athabasca Uranium Properties. Denison currently has 100% ownership in all the Athabasca Uranium Properties, except for the Hatchet Lake Property, where Denison currently owns seventy-point-fifteen percent (70.15%), subject to a joint venture with Eros Resources Corp. (the "Hatchet Lake Joint Venture"). In the case of the Hatchet Lake Property, the Company may earn up to a fifty-one percent (51%) interest in the Hatchet Lake Joint Venture, representing slightly over seventy percent (70%) of Denison's current ownership interest in the Athabasca Uranium Properties. The Denison Option Agreement outlines three (3) phases, as summarized in the map below:

Figure 1. Foremost Claims Map in the Athabasca Basin amongst mills, mines and deposits.

On October 07, 2024 (the "Effective Date"), Foremost announced that it had completed Phase One of its transaction to earn an initial 20% interest in the Athabasca Uranium Properties (14.03% in the Hatchet Lake Property) by fulfilling several obligations. These included issuing 1,369,810 Foremost Shares to Denison (representing a 19.95% interest in Foremost), appointing one (1) director nominated by Denison to the Foremost Board on the Effective Date, and appointing a technical advisor elected by Denison. Foremost entered into an investor rights agreement, which allows Denison to appoint up to two (2) individuals to the Foremost Board and grants Denison a pre-emptive equity participation right to maintain its nineteen-point-ninety-five percent (19.95%) interest in Foremost. Additionally, the Shareholder Loan was amended to, among other things, (i) exclude the Athabasca Uranium Properties and related security provided by Foremost; (ii) reduce the interest rate to nine percent (9%); and (iii) extend the term of the Shareholder Loan until one (1) year following the date of purchase of the amount outstanding under the Shareholder Loan pursuant to the Denison Loan Purchase and Assignment Agreement or as otherwise set out in the Denison Option Agreement. If the conditions of Phase One are not satisfied or waived, Foremost will forfeit its interests in and rights to the Athabasca Uranium Properties and the Denison Option Agreement will be terminated.

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In Phase Two, to earn an additional thirty-one percent (31%) interest in the Athabasca Uranium Properties (twenty-one-point-seventy-five percent (21.75%) in the Hatchet Lake Property) within thirty-six (36) months following the Denison Effective Date, Foremost must pay $2,000,000—either in cash, Foremost Shares, or a combination thereof, at Foremost's discretion—to Denison, as well as incur $8,000,000 in exploration expenditures on the properties. If the conditions of Phase Two are not satisfied or waived, Foremost will forfeit its entire interests in and rights to the Athabasca Uranium Properties and the Denison Option Agreement will be terminated.

In Phase Three, to earn an additional nineteen percent (19%) interest in the Athabasca Uranium Properties (fifteen-point-twenty-two percent (15.22%) in the Hatchet Lake Property) within thirty-six (36) months following the successful completion of Phase Two, Foremost must pay $2,500,000—again in cash, Foremost Shares, or a combination thereof, at its discretion—to Denison, and incur $12,000,000 in exploration expenditures on the properties. If the conditions of Phase Three are not satisfied or waived, Foremost will forfeit a portion of its interests, resulting in Denison's interests in the Athabasca Uranium Properties increasing to fifty-one percent (51%), with operatorship reverting to Denison.

Upon successful completion of the three (3) phases under the Denison Option Agreement, the Company and Foremost will enter into a formal joint venture agreement regarding the Athabasca Uranium Properties, where the initial ownership interests of Foremost and Denison will be determined based on the satisfaction of conditions outlined in the Denison Option Agreement.

Eastern Athabasca Uranium Properties

The Eastern Athabasca Uranium Properties include the following seven (7) properties: the Murphy Lake South Property, the Hatchet Lake Property, the Turkey Lake Property, the Torwalt Property, the Marten Property, the Wolverine Property and the Epp Lake Property. The properties are in the eastern portion of the Athabasca Basin, which is host to considerable existing infrastructure including uranium mines and mills, and provincial powerlines and highways and is within or adjacent to the Wollaston- Mudjatik Transition Zone, which currently hosts all producing uranium mines and mills in the Athabasca Basin.

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Figure 2. Map of Foremost's Eastern Athabasca Uranium Properties, Saskatchewan.

Uranium mineralization within the area ranges from near surface to several hundred meters depth and consist of both unconformity hosted and basement hosted uranium mineralization. Several significant uranium deposits and uranium mines are near the Eastern Athabasca Uranium Properties.

Murphy Lake South Property

The Murphy Lake South Property comprises of six (6) mineral claims, totaling 17,676 acres/7,153 hectares and is located approximately thirty (30) kilometers northwest of the McClean Lake mill, within the eastern edge of the Athabasca Basin, Saskatchewan.

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Figure 3. Murphy Lake South Property Location Map.

Murphy Lake South Property Location Map

The Murphy Lake South Property is underlain by a 200- to 350-meter-thick cover of Athabasca Sandstone, which, in turn, overlies the metamorphic rocks of the Wollaston and Mudjatik Domains. The metamorphic rocks on the Murphy Lake South Property display structural trends more typical of the Mudjatik, with Archean granite-gneiss domes surrounded by keels of Wollaston Group metasediments, which consists of variably pyritic and graphitic pelites to semi-pelites and pegmatites on the property.

Historic Exploration and Drilling

A total of 12.8 kilometers of DC/IP data was collected along eight (8) survey lines spaced at 200 metres in August 2014. The survey identified several zones of low resistivity in the sandstone column overlying previously defined fixed-loop electromagnetic ("EM") conductors. These zones are interpreted to be associated with significant hydrothermal sandstone alteration related to reactivated basement faults, representing prime exploration targets.

In July 2015, Denison carried out a diamond drilling program consisting of five (5) holes, totaling 1,818 metres in the Murphy Lake South Property grid area. The program focused on testing selected resistivity targets along the southern conductive tend, where limited historical drilling had intersected significant structure and alteration both in the sandstone and the basement.

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The first hole of the program, MP-15-03, successfully encountered weak uranium mineralization over a significant width at the sub-Athabasca unconformity. Assays from the mineralized zone returned 0.25% U3O8 over 6.0 metres starting at a depth of 270.0 metres. The mineralization is associated with a zone of strong sandstone alteration which included DE silicification and clay alteration over a hematite cap. The target was an east-west oriented resistivity low anomaly that has been tested by only one other drill hole previously. Four (4) additional drill holes were completed to follow up on the mineralization in MP-15-03. While none of the holes intersected mineralization, all encountered significant structure and alteration, suggesting the presence of a highly prospective system which is open to the west and likely to the east.

A ground geophysical program consisting of grid preparation and a Slingram Moving Loop TEM ("SMLTEM") survey was completed on claims S-107587 and S-107584 during the winter 2015. The survey was designed to further define a prominent EM feature that runs northwest across the western portion of the property. The survey successfully identified a discrete conductor with moderate amplitude mid to late time response coincident with the airborne EM anomaly.

During the winter 2016 season, Denison completed a diamond drilling program, as well as ground gravity and DC-IP resistivity surveys on the Murphy Lake South Property 2008 grid. Approximately 3,700 metres were drilled in ten (10) drill holes during the program. Most of the drilling was designed to test targets identified along strike and on section of MP-15-03 (a 2015 drill hole which intersected 0.25% U3O8 over 6.0 metres in strongly altered sandstones, immediately above the unconformity). Drilling confirmed the continuity of the intense hydrothermal sandstone alteration system, identified in 2015, over a strike length of 850 metres. Weak uranium mineralization was intersected in the sandstone associated with intense hematite and clay alteration in three drill holes (MP-16-08, MP-16-11 and MP-16-17). Drill hole MP-16-08, drilled on section with MP-15-03, identified uranium mineralization associated with a parallel graphitic fault zone, approximately 70 metres to the south. Drill holes MP-16-11 and MP-16-17 were both drilled along strike to the west of drill hole MP-15-03 at 200 metres and 100 metres, respectively.

Hole ID	Depth From (m)	Depth To (m)	U3O8%
MP-16-08	275.5	276	0.183
MP-16-08	276.5	277	0.153
MP-16-11	268	268.5	0.148
MP-16-11	269	269.5	0.217
MP-16-11	269.5	270	0.148
MP-16-11	270	270.5	0.134
MP-16-11	270.5	271	0.172
MP-16-11	271	271.5	0.589
MP-16-11	271.5	272	0.339
MP-16-11	272	272.5	0.174
MP-16-11	272.5	273	0.166
MP-16-11	274.5	275	0.186
MP-16-11	277.5	278	0.494
MP-16-11	281.5	282	0.177
MP-16-17	262.5	263	0.122
MP-16-17	268	268.5	0.128

Table 1. Summary of highlight intersections from the Murphy Lake South Property 2016 Drill Program.

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Figure 4. Murphy Lake South Property Drill Hole Location Map.

The 2017 field exploration activities on the Murphy Lake South Property consisted of diamond drilling in the Murphy Lake South Property 2008 grid area. A total of nine (9) drill holes for 3,433 metres was completed, primarily testing for potential strike extension of uranium mineralization identified in the 2015 drilling program. The 2017 holes evaluated untested resistivity targets along the mineralized Murphy Lake South Property trend, immediately to the west of the drilling coverage. Drill hole MP-17-19 intersected altered sandstone with pervasive bleaching throughout and massive clay zones in the basal 50 metres of sandstone. Elevated radioactivity was observed from 333.0 to 339.0 metres, returning uranium values ranging from 126 to 1,320 ppm U, associated with strongly altered pegmatite and pelite. Follow-up drilling intersected localized structures but failed to identify alteration as intense as in MP-17-19. Other highlights from the 2017 program include MP-17-18, which intersected significant alteration in the basal 57 metres of sandstone, and MP-17-25 which intersected significant core loss from 264 metres to the unconformity and a locally faulted granitic unit. Recent drilling in the Murphy Lake South Property 2008 grid area has identified significant unconformity displacements of up to 96 metres vertically, between the northern and southern conductors. In 2016, several drill holes were completed to locate potential offset fault zone or zones, the plausible cause of the significant unconformity displacement seen in the area. Although no significant fault zones were encountered in these holes, the holes appeared to have intersected the hanging wall and footwall of a major fault zone, inferred from drilling.

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Hole ID	Depth From (m)	Depth To (m)	U3O8%
MP-17-19	332	333	0.013
MP-17-19	333	333.5	0.020
MP-17-19	333.5	334	0.030
MP-17-19	334	334.5	0.015
MP-17-19	334.5	335	0.045
MP-17-19	335	335.5	0.031
MP-17-19	335.5	336	0.006
MP-17-19	336	336.5	0.026
MP-17-19	336.5	337	0.016
MP-17-19	337	337.5	0.009
MP-17-19	337.5	338	0.007
MP-17-19	338	338.5	0.132
MP-17-19	338.5	339	0.019
MP-17-19	339	339.5	0.017

Table 2. Summary of highlight intersections from the Murphy Lake South Property.

Figure 5. Murphy Lake South Property 2017 Diamond Drill Program.

Conclusion

Historic and recent drilling on the property returned significant uranium mineralization, including 0.22% U3O8 across 7m (Table 1), with an unconformity depth of less than ~280 metres. The Murphy Lake South Property shows great potential given the anomalous nature of uranium mineralization identified to date. It is considered a high priority with multiple drill targets.

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Hatchet Lake Property

The Hatchet Lake Property encompasses nine (9) mineral claims within two (2) claim blocks (Richardson and South), totaling 25,234 acres/10,212 hectares located in the northeast region of the Athabasca Basin, approximately 400 kilometers north of La Ronge and 30 kilometers north of Points North Landing. Access to the property is via fixed-wing aircraft or helicopter from Points North Landing or by a network of winter roads running north from the McClean Lake mine, a joint venture project with Denison and Orano Canada Inc (Denison owns 22.5%/Orano owns 77.5%) is located 23 kilometers south of the property's southern boundary. The Hatchet Lake Property is divided into four (4) grids: Richardson, Beta, Hatchet South and Tuning Fork.

Figure 6. Map of Hatchet Lake Property.

The Hatchet Lake Property is within the eastern margin of the Athabasca Basin. Unconformity depths from zero to 250 metres, with depth typically increasing to the southwest into the basin. The basement rocks underlying the property include variably graphitic pelite, psammite, quartzite, granite, and minor amphibolite and calc-silicate. The Hatchet Lake Property is along or adjacent to the LaRocque Lake Conductive Corridor, which hosts the Hurricane, Alligator, Crocodile and LaRocque deposits, as well as Cameco's newly disclosed high-grade zone. The two (2) key areas of interest are the Tuning Fork area in the south, one near the Moonlight uranium occurrence deposit on the McClean Lake Property, and the Richarson Lake trend, which trends northwest, effectively bisecting the northern claim block.

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Historic Exploration and Drilling

Exploration work in the Hatchet Lake Property area began in the 1960s with the identification of various regional airborne conductors and the discovery of radioactive boulders (up to 7,500 CPS) and outcrop in the Garnet Hill area. Airborne and prospecting anomalies were followed up with ground geophysics, further prospecting, trenching, boulder and lake sediment sampling and diamond drilling. Some of the exploration and drill programs from 2007 to 2013 highlight are outlined below:

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2007 - Three drill holes for a total of 856 meters were completed: drill testing was conducted to analyze a VTEM anomaly at depth, while the third hole was designed to test a TDEM anomaly from a historic Cameco survey.

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2008 - Three drill holes for a total of 558.6 meters were completed: best historical results in the 2008 Richardson Lake grid area were from a 1979 drill hole which had up to 800 cps in the basement associated with strongly altered sandstones above it.

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2010 - Ten holes for a total of 2,161.1 metres were completed in the Tuning Fork area: results were encouraging. The intersection of very strongly altered graphitic faults in drill holes HL-10-01, 02, 02B, 03 and 07 has generated a set of prospective targets. Highlights include Drill hole HL-10- 03, which encountered over 100 metres of strong alteration and faulting in the basement units. Drill hole HL-10-01 encountered mineralized intervals grading 0.1% U3O8 and 0.02% U3O8, each over one meter within a broader zone of elevated radioactivity associated with faulted and strongly altered graphitic pelite approximately 50 metres below the unconformity.

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2011 - Three holes for a total of 801.7 metres were completed. Results from the three holes completed were encouraging as all three holes encountered fault zones, strong alteration, and low-grade mineralization hosted in basement rocks. Drill hole RL-11-01 intersected 0.4 metres of 0.13 % e U3O8 at the contact of a sulphide-rich pegmatite and 0.2 metres of 0.06 % e U3O8 in sulphide-rich pelite. Drill hole RL-11-02A intersected 0.8 metres of 0.15 % e U3O8 in fractured basement, while drill hole RL-11-03 intersected 0.3 metres of 0.06% e U3O8 at a pelite-granite contact.

●

2013 - Twelve holes for a total of 2,360.6 metres were completed: Significant uranium, gold and base metal intersections were encountered in several holes. Drill hole RL13-13 intersected 1.52 % U3O8 over 0.15 metres from 136.85 metres, approximately five (5) metres below the unconformity, intersected at 131.6 metres. Drill hole RL-13-16 intersected uranium mineralization straddling the unconformity, grading 0.45% U3O8 over 2.3 metres, beginning at 124 metres down the drill hole and straddling the unconformity. As with drill hole RL-13-13, the mineralization is associated with hydrothermal hematite alteration. In addition to anomalous uranium, two consecutive 0.5-metre split basement samples from 134 to 135 metres in RL-13-16 returned gold assay values of 39.1 and 4 g/t.

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2014 Exploration and Drilling

On April 30, 2014, a 2,038 metre, 10-hole program of diamond drilling was completed. The diamond drilling program had two (2) main objectives: (1) to further evaluate the prospective structure and alteration encountered during the 2010 drilling campaign, and (2) to test other areas of structural interest along the Tuning Fork trend. Nine (9) holes were drilled on claim S-107749, totaling 2,552.5 metres. A broad zone of weak uranium mineralization was observed near the unconformity in drill hole RL-14-19, which intersected 0.025% U3O8 over 8.5 metres from 124.2 to 132.7 metres. Additionally, significant base metal mineralization comprised of 3.3% Pb, 0.27% Zn and 19.6 g/t Ag over 9.6 metres was intersected in drillhole RL-14-27 from 148.0 to 157.6 metres.

2015 Exploration and Drilling

On June 04, 2015, it was reported that a total of 2,547 metres of drilling was completed in nine (9) drill holes. The exploration program on the Hatchet Lake Property consisted of a diamond drilling program in the Tuning Fork grid area, a geophysical survey on the southernmost two claim blocks of the property, and a soil sampling survey in the Richardson Lake area.

A zone of intense basement clay alteration with elevated uranium values was extended by drill hole TF- 15-01. The alteration is coincident with a strong fault zone within graphitic pelitic gneiss. The highest uranium value obtained in TF-15-01 was 491 ppm U and was accompanied by impressive trace element results that include elevated copper (up to 2.4%), nickel (up to 0.1%) and cobalt (up to 0.29%).

Most of the 2015 drill holes intersected significant structure, alteration and elevated radioactivity in both basement and sandstone which may be indicative of a uranium mineralizing system that has been active in the area. TF-15-01 intersected anomalous concentrations of U, As, Cu, Bi, Co, Cu, Ni and B in a highly altered graphitic fault zone.

Hole ID	From (m)	To (m)	U-P (ppm)	As-P (ppm)	Bi-P (ppm)	Co-P (ppm)	Cu-P (ppm)	Ni-P (ppm)	B (ppm)
TF-15-01	213	213.5	18	434	76	432	24200	216	1950
TF-15-01	216	216.5	36	2820	91	1000	5960	1350	194
TF-15-01	234.3	234.8	56	921	18	751	926	181	190
TF-15-01	234.8	235.3	302	4120	84	2920	17100	1030	265
TF-15-01	235.3	235.8	21	384	5	336	137	125	156
TF-15-01	235.8	236.3	43	1710	18	1130	676	435	196
TF-15-01	245	245.5	167	524	40	386	5060	240	6160
TF-15-01	245.5	246	491	1320	73	936	12000	428	3050
TF-15-01	246	246.5	25	77	15	72	5220	39	362
TF-15-01	246.5	247	38	110	43	132	14900	46	315
TF-15-01	247	247.5	69	631	71	500	16800	218	313
TF-15-01	247.5	248	74	888	57	671	6110	306	275
TF-15-01	248	248.5	24	506	47	397	3550	215	260

Table 3. Anomalous basement geochemistry in drill hole TF-15-01.

Four (4) lines of SMLTEM were surveyed on two (2) separate grids (HL-15-G1 and HL-15-G2 grids) located on claim S-107748 in early winter 2015. The survey successfully outlined several moderate conductive anomalies on both grids that extend beyond the limits of the survey area.

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2016 Exploration and Drilling

The 2016 exploration program on the Hatchet Lake Property consisted of a SMLTEM survey, followed by a diamond drilling program in the Hatchet South and Tuning Fork areas, and a reconnaissance surficial geochemistry survey over the interpreted south-eastern extension of the Richardson Lake Trend. 16.8- line kilometers of SMLTEM data were collected along seven (7) lines in the Hatchet South area. The results of the survey were interpreted to represent a generally moderately to steeply easterly-dipping, moderately conductive feature that can be traced across the entire length of the survey area.

A diamond drilling program totaling 2,040.0 meters in six (6) holes was completed in the Tuning Fork area to follow up indicative results from historical drilling and to test EM anomalies from the identified from the 2015 and 2016 surveys.

Conclusion

The Hatchet Lake Property has a virtually untested basement potential with known mineralization along Richardson trend with over a strike length of ~5 km, and uranium and base metal enrichment at Tuning Fork and displays shallow depth to unconformity. The intensity of the alteration and geochemical results, combined with the presence of structurally prepared graphitic basement suggests that the area is highly prospective for high grade basement hosted mineralization and further drilling is required.

Turkey Lake Property

The Turkey Lake Property consists of one (1) mineral claim over 9,363 acres/3,789 hectares on the eastern margin of the Athabasca Basin Saskatchewan. The property is well situated, bordering the northern claim boundary of Denison's Wolly JV project, operated by Orano Canada, approximately 23 kilometers north of the McClean Lake Mill, and approximately 25 kilometers north of the Eagle Point Mine. Access to the property is by aircraft from Points North Landing, by the Hatchet Lake Lodge winter road (permission required), or through a network of winter roads north from the McClean Lake Operation site.

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Figure 7. Map of Turkey Lake Property; Background: VTEM TauBF.

Historic Exploration and Drilling

The Turkey Lake Property was explored by Gulf Minerals Canada Limited ("Gulf") and Cameco Corporation between 1979 and 2009, often as part of larger property work in the immediate vicinity. The best results to date occur along the sandstone-covered portion of the Turkey Lake Property conductors, in a series of holes drilled by Gulf in the late 1970s, the best of which was TUR-4 which intersected 0.136% U3O8 over 0.6m. The intersection was within the sandstone column just above the sub-Athabasca unconformity at a vertical depth of only 20 metres. Follow-up holes drilled within the vicinity of TUR-4 also intersected significantly elevated radioactivity.

A ground soil sampling program was performed for Denison by Durama Enterprises Ltd. from September 15, 2015, to September 23, 2015. The survey consisted of 720 sample stations collected over two (2) grids: a first survey just north of the TUR-10-G1 grid and a second survey in the east-northeast portion of the property. Preliminary results of analysis of the soil sampling data suggested a zone of anomalous uranium in the soils, considering the removing aluminum scavenging effects. The zone of anomalous uranium was associated with an interpreted magnetic low, as well as a gravity low to the north.

Conclusion

Turkey Lake is underexplored with known mineralization. It displays shallow depth to unconformity (<50 m) with multiple holes on the property identifying unconformity-associated mineralization. Previous drill holes have confirmed uranium including results at drill holes TUR-4 0.16% U3O8 / 0.6 m and TL-10-13: 0.12% U3O8 / 0.5 m. The property has virtually untested basement potential including possible analogue for Collins Bay/Eagle Point. Purepoint's Osprey Zone is situated on the same EM conductor, a short distance south of the Turkey Lake Property.

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Torwalt Lake Property

The Torwalt Lake Property consists of one (1) claim over 2,007 acres/812 hectares, bordering the McClean Lake in the infrastructure-rich eastern portion of the Athabasca Basin. The Torwalt Lake Property is located five (5) kilometers east of Points North Landing and is well situated between the Midwest (Orano- Denison), Tamarack (Cameco-Orano), and McClean Lake (Orano-Denison) Uranium deposits. Provincial Highway 905 passes through the southwestern tip of the property, and drill roads extend through the western half of the claim.

Figure 8. Map of Torwalt Lake Property.

The property is underlain by sandstone of the Athabasca Group, which unconformably overlie highly deformed and metamorphosed rocks of the western Wollaston Domain of the Hearne Province.

The Torwalt Lake Property's location between several deposits emphasizes the area's prospectivity. While the results of tow airborne EM surveys indicated that no electromagnetic conductors are present within the property, faulted graphitic lithologies were intersected by 2016 drill hole TWL-16-02. These graphitic lithologies were underlain by granite, interpreted to represent the Torwalt Dome. This faulted graphitic pelite overlaying a granitic dome is somewhat analogous to what hosted mineralization at Cameco's Rabbit Lake operation, where mineralization is hosted within the Collins Bay fault, where it overlies the granitic Collins Bay Dome. This scenario provides a competency contrast that may have acted as a conduit and trap for mineralizing fluids.

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The Torwalt Lake Property is underexplored with only two (2) existing drill holes on property. The geology on the property consists of graphitic sediments overlying granitic dome and has potential to identify Key Lake or Collins Bay analogues with further exploration and drilling.

Marten Property

The Marten Property is comprised of two (2) claims over 12,375 acres/5,008 hectares located on the eastern edge of the Athabasca Basin along the Umpherville trend which hosts the North Shore Project (up to 2.14% U3O8 / 2.44m). It is approximately 30 kilometers southeast of the Cigar Lake Mine (Cameco).

Figure 9. Map of Marten Property; Background: Airborne Magnetics (TDR RTP).

The property is underlain by less than 100 metres of Manitou Falls Formation sandstones on its eastern side to more than 130 metres on its western side. The basement rocks belong to the Wollaston Domain.

Historic Exploration and Drilling

In March 2010, a six-hole, 987 metre diamond drill program was completed. The holes were drilled in a north-south fence across the eastern end of the property to evaluate the property geology and determine if offsets in the unconformity elevation were present. Offsets of up to eleven (11) metres were observed along the fence, indicating that post-Athabasca reactivation of structures has occurred. This is a key component of the unconformity uranium model. During the winter of 2016, a four-hole diamond 1,006 metre drill program to test resistivity anomalies at or below the inferred unconformity contact.

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Highlights of previous drilling on the property identified up to 96 m of unconformity offset associated with reverse fault at north end of property including low-grade mineralization (0.07% U3O8/ 0.9 m in DDH 4682-2-7), and the area remains prospective for basement-hosted uranium deposits.

Wolverine Property

The Wolverine Property is comprised of three (3) claims totaling 12,444 acres/5,036 hectares located on the southeastern edge of the Athabasca Basin, approximately 15 kilometers southeast of the Cigar Lake Mine Site (Cameco) and 30 kilometers south of Points North Landing. Winter access to the property can be gained via the Cigar Lake Road and the winter rock into the Park Creek Project.

Figure 10. Map of Wolverine Property; Background: Background: Airborne Magnetics (1VD).

The property is underlain by the Athabasca Group sandstones, which in turn overlie metamorphic rocks of the Wollaston Domain. The depth to the unconformity is between 140 metres and 250 metres. Wolverine hosts existing mineralization at a shallow depth.

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Historic Exploration and Drilling

The Company has historic drilling records dating back as early as 1969. Some highlights include the drill program conducted in June 2010 which intersected 2,087 ppm U-p over 0.1 metres within a two-meter interval, averaging 446 ppm U-p in drill hole WL10-01.

Additional past drilling has identified uranium mineralization with peak mineralization grading 0.25% U3O8 over 0.1m, hosted in cataclastic pegmatite and an unconformity depth ~250m. The property shows a potential for an extension of Bird Lake Fault, which hosts multiple mineralized showings to the NE on the Park Creek JV. Historical drilling identified uranium mineralization with peak mineralization grading 0.25% U3O8 over 0.1m, hosted in cataclastic pegmatite.

Epp Lake Property

The Epp Lake Property is comprised of two (2) claims 2,137 acres/865 hectares on the southeastern edge of the Athabasca Basin, located approximately 20 km northwest of the McArthur River Mine. Access to the property is by aircraft or by winter road from McArthur River haul road.

Figure 11. Map of Epp Lake Property; Background: Airborne Magnetics (TDR RTP).

Historic Exploration and Drilling

Exploration commenced in the Epp Lake Property area in 1985 by Uranerz Exploration and Mining, later continuing under a Uranerz-Cameco joint venture. Historical work includes lake sediment and boulder sampling, drilling, and EM, magnetic and gravity surveys. EM surveys defined multiple conductors trending through the eastern portion of the property.

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Figure 12. Epp Lake Property conductors and drill holes.

Epp Lake Property is underexplored with known mineralization. Exploration on the property included 2008 ML TEM survey which showed distinct conductive response associated with C1 conductor trend. Extension of C1 conductor trend, which hosts multiple uranium showings along trend to the East, including the Doleman Lake uranium occurrence. Historic drilling includes two (2) holes drilled at roughly 800 metres UC depth, showed significant structurally associated alteration in lower sandstone coincident with anomalous geochemistry.

Blue-Sky Athabasca Uranium Properties

The Blue-Sky Athabasca Uranium Properties are located within the western portion, spanning approximately 252,000 acres/~102,000 hectares in the Athabasca Basin, and consisting of three (3) properties: Blackwing Property, GR Property and CLK Property. The projects present blue-sky potential in virtually unexplored portion of the Athabasca Basin. Despite the pre-eminence of the Athabasca Basin region as a place for uranium mining, there are numerous new discoveries every year, including the Triple R, Arrow and JR Zone. With an ever-evolving understanding of these uranium deposits and advancing exploration technologies, there is significant potential for discovery on greenfield projects.

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Figure 13. Map of Foremost's Blue-Sky Athabasca Uranium Properties, Saskatchewan.

Blackwing Property and the GR Property Blackwing Property

The Blackwing Property is comprised of two (2) claims, over 25,753 acres/10,422 hectares, while the GR Property is comprised of sixteen (16) claims, over 19,4187 acres/78,585 hectares located on the north edge of the Athabasca Basin, Saskatchewan. The properties were staked in October and November of 2023 and are situated on regional structures such as the Black Bay Fault, which hosts multiple Beaverlodge-style deposits in the Uranium City area, and the Grease River Shear. Access to the property can be gained via helicopter or float/ski-equipped plane.

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Figure 14. Map of Foremost's Blackwing Property and GR Property; Background: Airborne Magnetics (TDR RTP).

Historic Exploration and Drilling

The earliest recorded exploration within the vicinity of the Blackwing Property was by Flin Flon Mines Ltd. who staked a claim during 1978, in an area that overlaps with the south-central part of the project. A detailed investigation of surficial materials resulted in the identification of a glacial erratic (boulder) with visible pitchblende and secondary yellow stains, which produced a scintillometer reading of 21,000 cps. In 1994, Cogema Resources flew a GEOTEM survey over the area that included the anomalous boulder. No further work is known.

GR Property

There has been no known, relevant exploration of the property, but it presents optimal conditions to form a Cigar Lake-style deposit, situated up to 7 km offset along Grease River Shear due to post-Athabasca reactivation.

CLK Property

The CLK Property is comprised of two (2) claims, over 25,753 acres/10,422 hectares located on the north edge of the Athabasca Basin, Saskatchewan. The CLK Property was staked in November 2023 with a mineralization trend overlapping the northeastern edge of the Snowbird Tectonic Zone.

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Figure 15. Map of CLK Property; Background: Airborne Magnetics (TDR RTP).

The CLK Property has had a small drill program consisting of two (2) holes with mineralization identified on both holes including pp to 8,600 ppm U in hole CLG-D1 hosted in pitchblende stringers in upper basement, and also confirmed significant As, Ni, and Co enrichment.

Lithium Lane Properties

Zoro Property

Ownership Details

The Zoro Property totals approximately 8,377 acres/3,390 hectares located near the east shore of Wekusko Lake in west-central Manitoba, approximately 20 km east of the mining town of Snow Lake, 249 km southeast of Thompson and 571 km northwest of Winnipeg, comprised of sixteen (16) claims under three (3) option agreements: Zoro 1 Agreement, Strider Option Agreement and the Green Bay Option Agreements, each as defined below.

Zoro 1 Option Agreement

The Company has earned a 100% undivided interest in the Zoro 1 Claim (as defined below).

On April 28, 2016, the Company entered into an option agreement (the "Zoro 1 Option Agreement") to purchase the rights to the lithium and related lithium compounds or mineralization of the Zoro 1 mineral claim (the "Zoro 1 Claim") in exchange for certain payments of Foremost Shares and cash. On April 28, 2017, the Zoro 1 Option Agreement was amended, and the Company completed the purchase of the Zoro 1 Claim by paying a total of $150,000 in cash and by issuing $635,000 worth of Foremost Shares (140,000 Foremost Shares).

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Green Bay Option Agreement

The Company has earned a 100% undivided interest in the Green Bay Claims (as defined below).

On August 4, 2016, the Company entered into an option agreement with Strider (the "Green Bay Option Agreement"), granting the Company the option to acquire an undivided 100% interest in three (3) additional claims and for an indirect interest in and to all lithium bearing pegmatite dykes contained in, on or under the property and including, without limitation, all related commercial pegmatite minerals along a 350-metre-wide strip, (the "Green Bay Claims") subject to a 2% net smelter return royalty ("Green Bay NSR"). On September 13, 2019, the Company completed the purchase by paying $250,000 in cash and by issuing $250,000 worth in Foremost Shares (54,494 Foremost Shares). Pursuant to the Green Bay Option Agreement, the Company retains the right to repurchase one-half (being 1%) of the Green Bay NSR for $1,000,000 at any time prior to commercial production. During the option period, the Company is responsible for carrying out and all administering exploration, development, and mining work on the claims and for maintaining the claims good standing.

Strider Option Agreement

The Company has earned a 100% undivided interest in the Strider Claims (as defined below).

On September 20, 2017, the Company entered into a second option agreement with Strider (the "Strider Option Agreement"), granting the Company the option to acquire an undivided 100% interest in all lithium-bearing pegmatite dykes on ten (10) additional claims (the "Strider Claims") subject to a 2% net smelter return royalty (the "Strider NSR"). Later that year, the Strider Option Agreement was amended to add two (2) additional claims, staked by Strider in December 2017, and registered with the Manitoba Mines Branch on January 10, 2018.

On August 19, 2019, the Company announced that they exercised their option under the Strider Option Agreement, resulting in 100% interest paying a total of $250,000 in cash and by issuing $250,000 worth in Foremost Shares (52,656 Foremost Shares) and by incurring $1,000,000 in exploration expenditures.

Pursuant to the Strider Option Agreement, the Company retains the right to repurchase one-half (being 1%) of the 2% Strider NSR for $1,000,000 at any time prior to commercial production. The optioned interest provides indirect interest in and to all lithium bearing pegmatite dykes contained in, on or under the property and including, without limitation, all related commercial pegmatite minerals. During the option period, the Company is responsible for carrying out and all administering exploration, development, and mining work on the property and for maintaining the property in good standing.

Exploration at the Zoro Lithium Property

Diamond drilling, prospecting and sampling programs conducted in 2016 through 2019 confirmed the presence of spodumene bearing pegmatites. Metallurgical studies were undertaken on material collected from four (4) 2018 drill holes at Dyke 1. The successful drill testing of Mobile Metal Ions ("MMI") soil geochemical anomaly in 2017 and the discovery of the high-grade lithium-bearing Dyke 8 provided the rationale for expanding these surveys to the remainder of the property. A helicopter-assisted crew of field technicians extended the current MMI survey coverage on the property with the collection of 784 soil samples. The Company previously assessed the amount of high-grade lithium in Dyke 1 through a 2017/2018 winter drill program, reaching the dyke's deeper level (>150 m). Additionally, the winter drill program was expanded to Dykes 5 and 7, to test historic results and recent assay results from trench and outcrop sampling of both dykes. During the 2017/18 winter drill program, the Company also discovered a previously unknown spodumene bearing pegmatite dyke. The discovery was made during the 2,472- metre, 19-hole drill program, as described in Company's news releases on January 19 and February 13, 2018. The discovery of this additional dyke was made by drill-testing a MMI soil geochemical anomaly bringing the total of known high-grade lithium mineralized spodumene pegmatite dykes on the Zoro Lithium Project to eight (8). Further results from the winter drill program included narrow intercepts from shallow drill holes testing Dykes 2, 5 and 7. Of these, Dyke 5, tested by drill hole FAR18-30, intersected 1 m of 1.2% Li2O. Overall the results for each of these dykes were consistent with historic exploration results. The Company announced assay results from the fifth drilling program at Zoro Property on July 3, 2019, completing a total 3,054 m of drilling in 22 holes. A total of five (5) new pegmatite dykes have been identified to date, bringing the total to thirteen (13), and the drilling extended the limits at Dyke 8, which has been intersected by six (6) holes from two of the Company's drilling campaigns.

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Additional Drill Programs

2022 Drill Program Highlights

On April 26, 2022, the Company announced that a 10-hole 1,509 m drill program had been completed designed to test MMI soil geochemical anomalies, being the first drill program on Zoro since 2018. Highlights include a sixteenth spodumene-bearing pegmatite dyke discovery. This pegmatite was intersected by two (2) drill holes, DDH FM22-70 and was drilled at -50 degrees inclination. Two pegmatite intercepts totaling 4.9 m with up to 15% light green spodumene crystal aggregates were obtained. A second hole, DDHFM22-70B, was drilled at a steeper inclination of -65 degrees to undercut the first pegmatite intersection. This hole intersected a 5 m intercept of the same spodumene mineralized pegmatite as hole FM22-70. The host rock to these pegmatites is a fine-grained foliated basalt.

In 2022, DDHFM22-71 was drilled at -65 degrees to undercut the 2018 pegmatite and intersected three discrete pegmatites. A 5.44 m spodumene bearing pegmatite was intersected between 70.45 and 75.89 m and encapsulates a 0.94 m interval of mafic volcanic host rock. The spodumene pegmatite interval was truncated by a fault. This intercept is 37 m below the previous 2018 drill intercepted Dyke 8 spodumene mineralization. A further pegmatite intersected below the fault between 84.40 and 86.65 m, and a third between 148.75 m and 152.65 m. To date, Dyke 8 has drill indicated dimensions of 120 m in length, 5-15 m in width and has been drilled to a depth of 157 m below surface. Assay results from the first pegmatite intersection vary from 0.05%-0.86% Li2O in five (5) core samples over 5.44 m and 0.05% Li2O in each of two (2) core samples over 2.25 m from the second pegmatite intersection (Table 1). A third pegmatite intersected over 3.91 m in DDHFM22-071 assayed 0.09-0.21% Li2O with the highest concentrations for related metals Cs (1440 ppm) and Nb (137.9 ppm) ; (sample 423028; Table 1). Tantalum analyses from Dyke 8 core samples vary between 30.2 ppm and 88.5 ppm. See a full list of assay results below in Table 1.

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	NQ Core Sample	Depth (m)	Width (m)	Li ppm	Li20%	Cs ppm	Nb ppm	Ta ppm
DDHFM22- 070
	423011	32.44- 33.24	0.8	203	0.04	296	137	86.6
	423012	33.24-34.0	0.76	1040	0.22	226	116.2	89.7
	423013	34.0-35.0	1	6220	1.33	260	84.3	58.8
	423014	35.0-35.8	0.8	4000	0.86	253	97.1	47.4
DDHFM22- 070B
	423015	43.21-44.0	0.79	200	0.04	395	107.9	65.3
	423016	44.0-45.0	1.0	3030	0.65	225	74.9	28.3
	423017	45.0-46.0	1.0	4890	1.05	319	113.3	35.7
	423018	46.0-47.0	1.0	4460	0.96	301	111.5	35.7
	423019	47.0-48.13	1.13	4030	0.86	476	106.5	61.9
Dyke 8
DDHFM22- 071
	423021	70.45- 71.30	0.85	563	0.12	328	99.9	63.1
	423022	71.30- 72.30	1.0	4030	0.86	384	57.1	30.2
	423023	72.30- 73.30	1.0	1770	0.38	562	61.3	46.2
	423024	73.30- 74.27	0.97	1170	0.25	362	92.6	52.8
	423025	75.20- 75.89	0.69	659	0.14	565	135	55.2
	423026	84.40- 85.50	1.10	275	0.05	330	49.6	31.6
	423027*	85.5-86.65	1.15	246	0.05	414	62.8	34.3
	423028*	148.74- 149.4	0.65	1000	0.21	1440	137.9	88.5
	423029*	150.76- 151.7	0.94	440	0.09	777	67.3	32.8
	423031*	151.7- 152.65	0.95	429	0.09	539	90.4	59.3

Table 1. Zoro 2022 Drill Results – Summary of NQ core assay results for lithium and related metals from spodumene-bearing pegmatites and pegmatites without visible spodumene.

* Indicates no visible spodumene observed in core sample

2024 Winter Drill Program

On August 16, 2024, positive results from completed 5,826-metre drilling campaign at its Zoro Lithium Property. The drilling program targeted untested mineralization at depth, south-east of Dyke 1, the Company's maiden inferred resource of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3%, as outlined in the Company's filed Regulation SK-1300 Technical Report Summary (2023) and NI 43-101 Technical report (2018). Assay results included 1.52% Li2O over 5.02 m in drill hole FL24-009, 1.10% Li2O over 9.88 m in drill hole FL24-010, and 0.80% Li2O over 9.05 m in drill hole FL24-020.

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Figure 16. Drill holes Completed at the Dyke 1 Spodumene Pegmatite.

Drill results completed during the Winter 2024 program proximal to Dyke 1 have demonstrated the continuity of lithium mineralization along Dyke, as well as infill areas along strike and at depth. Figure 16 (above) illustrates the drill hole locations, displaying multiple 50-meter step-outs perpendicular to the strike of Dyke 1. Drilling was used to assess lateral continuity as well as to test the presence of mineralization at depth. Confirmation of lithium mineralization extended Dyke 1 from a previous 265- meter strike length to greater than 400 meters. In the west, the body is comprised of multiple near surface lithium-bearing pegmatites that range up to an apparent 17.9 m thickness.

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Figure 17 (below) illustrates Dyke 1 lithium mineralization in previously untested areas and tested areas supporting the Company's theory that Dyke 1 hosts further lithium zones providing further potential for expansion.

Figure 17. Preliminary geological model of drill collars at Dyke 1 from Zoro 2024 drill program (denoted by teal markers).

Drill Hole ID	NQ Core Sample	Depth (m)	Width (m)	Li (ppm)	Li2O (%)	Cs (ppm)	Ta (ppm)
FL24-009	FL009-029	199.00 199.96	0.96	10009	2.155	125	21.6
	FL009-030	199.96 201.00	1.04	6686	1.439	149	28.4
	FL009-033	201.00 202.00	1.00	601	0.129	187	10.1
	FL009-034	202.00 202.92	0.92	4690	1.01	141	22.5
	FL009-035	202.92 203.97	1.05	4815	1.037	106	17.7
	FL009-036	203.97 205.00	1.03	2341	0.504	170	19.4
FL24-009	FL009-061	235.98 237.00	1.02	2520	0.542	123	36.4
	FL009-062	237.00 237.97	0.97	7262	1.563	366	46.4
	FL009-064	237.97 238.99	1.02	11420	2.458	270	35.8
	FL009-065	238.99 240.09	1.10	7493	1.613	303	39
	FL009-066	240.09 241.00	0.91	6567	1.414	247	49.8
FL24-010	FL010-024	176.22	0.63	5036	1.084	375	70.5

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Drill Hole ID	NQ Core Sample	Depth (m)	Width (m)	Li (ppm)	Li2O (%)	Cs (ppm)	Ta (ppm)
		176.85
	FL010-026	176.85 177.48	0.63	166	0.036	460	41.7
	FL010-027	177.48 178.11	0.63	2246	0.483	550	34.3
	FL010-028	178.11 178.80	0.69	7664	1.65	419	34.5
	FL010-029	178.80 179.48	0.68	9405	2.025	281	34.6
	FL010-030	179.48 180.73	1.25	287	0.062	133	67.2
	FL010-033	180.73 181.99	1.26	1758	0.378	253	39.9
	FL010-034	181.99 183.05	1.06	6104	1.314	494	71.3
	FL010-035	183.05 184.06	1.01	11270	2.426	305	87.6
	FL010-036	184.06 185.08	1.02	8493	1.828	254	108
	FL010-037	185.08 186.10	1.02	4687	1.009	520	102
FL24-020	FL020-029	232.00 233.00	1.00	4933	1.062	191	70.1
	FL020-030	233.00 234.00	1.00	3397	0.731	283	52.6
	FL020-033	234.00 235.00	1.00	4779	1.029	344	64.1
	FL020-034	235.00 236.03	1.03	2642	0.569	325	70.9
	FL020-035	236.03 237.00	0.97	458	0.099	147	35.5
	FL020-036	237.00 238.00	1.00	5580	1.201	192	37.3
	FL020-037	238.00 239.03	1.03	2400	0.517	285	40.9
	FL020-039	239.03 240.00	0.97	3043	0.655	210	47.8
	FL020-040	240.00 241.05	1.05	6215	1.338	215	34.1

Table 3. Summary for NQ core assay results for lithium and related metals from the 2024 Winter drill campaign at Dyke 1.

Zoro Property Report

On July 9, 2018, the Company announced that it had received the first ever resource estimate for Dyke 1 on its Zoro Property. Dyke 1 contains an inferred resource of 1,074,567 tonnes grading 0.91% Li2O, with a cut-off of 0.3% Li2O, as outlined in the Zoro Property Report. Dyke 1 is open at depth and to the north and south where additional exploration is ongoing. The estimate has an effective date of July 6, 2018, and was prepared by Scott Zelligan, P.Geo, an independent resource geologist of Coldwater, Ontario. Dyke 1 is one of sixteen (16) known spodumene-mineralized pegmatite dykes on the property. The remaining dykes are currently the object of ongoing exploration including drill-testing.

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Inferred mineral resources are not mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. However, it is reasonably expected that most of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future. Please refer to the Company's new release dated July 9, 2018, for further details regarding this resource estimate and the methodologies, procedures and assumptions used to estimate same. The Company has filed the Zoro Property Report on SEDAR+, and an SK-1900 Technical Report Summary on EDGAR.

Zoro Dyke 1 Positive Metallurgy

On May 26, 2022, the Company announced that it has contracted XPS Expert Process Solutions to develop a process to develop and refine SC6 into a saleable battery-grade lithium hydroxide product. The objective is to produce a technical specification SC6 spodumene concentrate. SC6 is an inorganic material that can be further refined for use in the manufacturing of batteries, ceramics, glass, grease, and various lithium products to deliver battery grade lithium hydroxide to supply an integrated EV battery ecosystem to energize the electrification of the transportation sector. The project was undertaken at XPS's Falconbridge, Canada, facility and SGS Canada Inc.'s Lakefield, Canada, facility. The project included a single stage Dense Media Separation ("DMS"), flotation, pyrometallurgy and hydrometallurgy.

Results of Test Work

The Zoro Dyke 1 metallurgical program investigated the feasibility of lithium beneficiation by dense media and dry magnetic separation with the goal of producing a 6% Li2O concentrate from a Master Composite, at a fairly coarse particle size of -12.7/+0.5 mm. Completed HLS, DMS and dry magnetic separation test work confirms that HLS demonstrates excellent potential for the recovery of an on-spec lithium concentrate from the Master Composite by dense media separation. Phase 1, which was released in December of 2022 – The HLS (heavy liquid separation) and DMS (dense media separation) test work concluded Dyke 1 spodumene mineralization is amenable for production producing a final spodumene concentrate assaying 5.93% Li2O, with a lithium recovery of 66.9% in 26.5% mass after magnetic separation. Phase 2 of the project, which was released in March of 2023 – DMS and flotation of DMS middlings together achieved a global lithium recover of 81.6% at a spodumene concentrate grade of 5.88%, demonstrating that the Company's spodumene concentrate can produce both battery grade lithium products, lithium carbonate (Li2CO3) or lithium hydroxide (LiOH), while returning an extremely favourable OPEX/CAPEX to the Company.

Chain of Custody, Quality Control and Quality Assurance, and Data Verification

Drill core for assay purposes was sawn in half, after logging and core mark-up by the Company's geologist. Samples were collected based on an appropriate sample interval and washed to remove residue from cutting the core with the core saw. The core sample was placed into a clear plastic bag and the sample number was written on the bag. An assay tag was inserted into the sample bag. One tag was inserted into the core box marking the sample location and the third tag was retained in storage. All core samples were placed into a white vinyl pail with a sample inventory, labeled and stored in a locked facility until enough samples were available for shipping. At this point the sample pails were taken to the local shipping company and loaded into a sealed transport truck. A bill of lading was signed by the geologist after the number of sample pails were counted and the shipping address confirmed. Receipt of the sample pails was acknowledged by the assay laboratory. Blanks, duplicate samples, and internal standard reference materials were included with each sample batch.

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All data used to estimate the above reported mineral resource estimate, including sampling, analytical and test data, has been verified by Scott Zelligan, P.Geo, from the original sources. This includes a site visit to the Zoro Property, review of previously drilled intervals in person and a comparison of the drill hole database to drill logs and assay certificates.

Jean Lake Lithium-Gold Project

The Jean Lake Property is situated southwest of the Thompson Brother Trend in west-central Manitoba, 15 km east of the town of Snow Lake, Manitoba, Canada, consisting of five (5) mineral claims covering approximately 2,476 acres/1,002 hectares. The Jean Lake Property occurs in a geological terrain (the Flin Flon-Snow Lake greenstone belt) historically recognized as significantly endowed with gold and base metals and new developing lithium resources.

Ownership Details

On July 30, 2021, the Company entered into the Jean Lake Option Agreement with Mount Morgan Resources Ltd ("Mount Morgan") to have the sole and exclusive right and option to acquire a 100% interest in the Jean Lake Property by paying $25,000 cash and issuing $25,000 worth of Foremost Shares. Pursuant to the Jean Lake Option Agreement, the Company may exercise the option in consideration by making additional aggregate cash payments of $250,000 and issuing $250,000 worth of Foremost Shares and investing an aggregate of $200,000 in exploration expenditures by the fourth anniversary of the Jean Lake Option Agreement. Once Foremost earns the interest, the Company will grant a 2% NSR to Mount. The NSR may be reduced to 1% by the Company's payment of $1,000,000 to Mount Morgan.

The Company has fulfilled the initial payment and the three additional (3) annual property payments as of July 15, 2024, by paying $175,000 cash, issuing 29,938 Foremost Shares valued at $175,000 and has incurred $2,573,515 in exploration expenditures.

Exploration at the Jean Lake Lithium-Gold Property

The Jean Lake Property hosts the historic west-northwest striking Beryl lithium pegmatites rediscovered in August of 2021 in blasted trenches beneath eighty years of organic deadfall and glacial sediment. Assay results of the high-grade spodumene-bearing Beryl pegmatite dykes from two (2) locations on the "Beryl" or B1, B2 pegmatites gave a range of 3.89-5.17% Li2O in five (5) samples. Rock chip sampling initiated between August and September in 2021, by Foremost's prospecting team also confirmed the presence of this gold mineralization.

Drill Program 2023 Highlights

A drill program was announced on November 21, 2022, of which the Company identified fourteen (14) targets through a combination of prospecting, geochemical sampling and airborne geophysics. The drill program tested a variety of targets on the property using the integrated results of magnetic surveys, rock and soil geochemical surveys and outcrop prospecting and commenced on December 2, 2022. In June 2023, the Company provided the results of the 3,002 metres inaugural diamond drill program. The drill program tested targets for lithium and gold, based on integrated prospecting, UAV-borne magnetic survey results, MMI soil geochemical surveys and outcrop rock chip analyses.

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On June 6, 2023, the Company announced that assay results were received from 246 NQ core samples collected from their now completed diamond drill program. The Company's exploration efforts had focused on lithium in pegmatite using a variety of exploration technologies, which not only have exposed potential for spodumene, but which also has demonstrated the potential for gold mineralization. The results of the program have confirmed lithium at the B1 pegmatite but has made a serendipitous new gold discovery on the Jean Lake Property.

Results of Test Work

The Jean Lake Property drill program intersected numerous gold mineralized intervals at vertical depths up to 110 m below surface as well lithium at the B1 spodumene bearing pegmatite. Details of the lithium and gold intersections are provided in the summary of gold and lithium hole results below in Table 3.

Hole ID	Easting	Northing	Strike	Dip	Depth (m)	Intercept in Meters
FM23-	452	6076	205	-66	62	1.26% Li2O over 3.35m from 0-3.35m
01A	688	420
FM23-	452	6076	205	-66	62	2.46 g/t Au over 3.70m from 41.30m 45m
01A	688	420
FM23-	452	6076	90	-45	80	11.27 g/t Au over 2.75m from 73.75m- 76.5m including 91.8 g/t Au over 0.32m from 74.74 - 75.06m
04A	743	529

FM23-08	452	6076	245	-45	134	1.44 g/t Au for 0.32m from 11.33m- 11.65m and 7.50 g/t Au for 7.66m from 94.35m-102.01m including 29.95 g/t Au for 1.77m from 94.35m-96.12m and 1.28 g/t Au for 0.3m from 107.6m-107.9m
	877	534

FM23-	452	6076	110	-45	173	1.51 g/t Au for 0.52m from 95.18m-95.7m
08A	878	543
FM23-13	452	6076	270	-45	125	0.94 g/t Au for 1.23m from 121.30m- 122.53m
	667	898
FM23-14	452	6076	270	-45	158	1.23 g/t Au for 2.85m from 151.24m- 154.09m
	732	854
FM23-22	450	6073	314	-45	125	3.04 g/t Au for 0.68m from 102.92m- 103.6m
	367	940
FM23-25	452	6076	120	-45	114	2.07 g/t Au for 3.49m from 25.3m-28.79m including 6.86 g/t Au for 0.54m from 25.30m-25.84m and 1.27 g/t Au for 2.4m from 69.6m-72m
	347	330

Table 3. Summary of Gold and Lithium Intersections in Drill Holes.

Chain of Custody, Quality Control and Quality Assurance, and Data Verification

Quality Control and Quality Assurance on The Jean Lake Property drill program follows the same protocols as that were followed in the Zoro Property drill programs.

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Grass River Project

During January 2022, the Company announced the acquisition of the Grass River Property situated in the mining district of Snow Lake Manitoba, 6.5 km east of the Zoro Property. The Grass River Project hosts ten (10) pegmatites exposed in outcrop and seven (7) drill-indicated spodumene-bearing pegmatite dykes. The Grass River Property was acquired by on the ground staking and registered by the Company with the Manitoba Mining Recorder on January 18, 2022. On April 3, 2023, the Company announced that an additional two (2) claims were staked to increase the Grass River Property from twenty-seven (27) to twenty-nine (29) claims, and 14,873 acres/6,019 hectares to 15,664 acres/6,339 hectares. The Grass River Property was acquired by the Company for a total expense of $45,255.

Peg North Property

The Peg North Property is an exploration stage property covering 16,697 acres/6,757 hectares located in the historic mining district of Snow Lake, Manitoba, and is the largest and newest of the Lithium Lane Properties. It captures the northern extension of the Crowduck Bay fault which is a focal point for the development of lithium-enriched pegmatite dyke clusters.

Ownership

In June 2022, the Company entered into the Peg North Option Agreement with Strider to acquire a 100% interest in the Peg North Property, subject to the 2% Peg North NSR, being the First Peg North Option. Under the terms of the Peg North Option Agreement, the Company may exercise its option in consideration for making aggregate cash payments of $750,000, issuing $750,000 worth of Foremost Shares, and investing an aggregate of $3,000,000 in exploration expenditures by the fifth anniversary of the Peg North Option Agreement. Provided that the First Peg North Option has been exercised, the Company may purchase from Strider one half (1/2) of the Peg North NSR for a cash payment of $1,500,000, being the Second Peg North Option, at any time prior to commencement of commercial production.

The Company has fulfilled three (3) annual property payments as of August 13, 2024, by paying $300,000 cash, issuing 52,416 Foremost Shares valued at $300,000 and has incurred $853,315 in exploration expenditures.

Non-Core Lithium Properties

Jol Property

In July 2022, the Company entered the Jol Option Agreement to acquire a 100% right, title and interest in and to certain undersurface mineral rights for the 62 acres/25 hectares MB3530 claim in the Snow Lake area. To earn the interest, the Company paid $8,000 in cash and issued 364 Foremost Shares. The Jol Property is subject to the Jol Lake NSR.

Lac Simard South Property

In May 2023, the Company acquired Lac Simard South Property, located in Quebec, pursuant to the amended Lac Simard South Option Agreement. The Lac Simard South Agreement granted the Company 100% interest in and to those certain undersurface mineral rights comprising a total of sixty (60) claims, covering 8,612 acres/3,485 hectares. In consideration for the Lac Simard South Property, the Company paid to the vendors cash consideration of $17,500 plus GST on May 12, 2023, and an additional $17,500 plus GST in September 2023. In addition, the Company issued a total of 10,700 Foremost Shares at a deemed price of $7.50 per share under terms as set forth therein and subject to a 4-month hold. The Company has now earned a 100% interest in Lac Simard South Property.

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The Company staked an additional twenty (20) mineral claims on the Lac Simard South Property contiguous to the sixty (60) claims to complete the final aggregate land size of 11,482 acres/4,647 hectares, and the total number of claims to eighty (80).

DIVIDENDS OR DISTRIBUTIONS

Foremost has not, since the date of its incorporation, declared or paid any cash dividends on its Foremost Shares and does not currently have a policy with respect to the payment of dividends. While there are no restrictions precluding Foremost from paying dividends, it anticipates using all available cash resources toward its stated business objectives. For the immediate future, Foremost does not anticipate any earnings arising from which dividends could be paid. The payment of dividends in the future will depend on earnings, if any, Foremost's financial condition and such other factors as the Foremost Board considers appropriate.

DESCRIPTION OF CAPITAL STRUCTURE

The following summary of Foremost's authorized capital structure following the Arrangement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the BCBCA and the Foremost Articles. Following the Arrangement, and receipt of applicable approvals, Foremost will be authorized to issue an unlimited number of New Foremost Shares and the Foremost Shares will still be listed on the CSE under the symbol "FAT" and the NASDAQ in the United States under the symbol "FMST".

New Foremost Shares

Pursuant to the Arrangement, Shareholders will exchange each Foremost Share held for one (1) New Foremost Share and two (2) Spinco Shares.

Holders of New Foremost Shares will be entitled to receive notice of any meetings of shareholders, to attend and to cast one vote per New Foremost Share at all such meetings. Shareholders do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of most of the New Foremost Shares entitled to vote in any election of directors may elect all directors standing for election. Shareholders are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Foremost Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Foremost are entitled to receive on a pro rata basis the net assets of Foremost after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of New Foremost Shares with respect to dividends or liquidation. The New Foremost Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. When fully paid, the New Foremost Shares will not be liable to further call or assessment.

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Foremost Options

Following closing of the Arrangement, and assuming approval of the Shareholders, the Foremost Incentive Plan will be amended such that the fixed number of Foremost Shares that may be issued pursuant to Foremost Awards granted under the Foremost Incentive Plan be increased from 850,000 to 1,500,000.

Pursuant to the terms of the Plan of Arrangement, at the Effective Time, each Foremost Option then outstanding to acquire one (1) Foremost Share shall be deemed to be simultaneously surrendered and transferred by the holder thereof as follows:

(i)

0.9136 of each Foremost Option held immediately prior to the Effective Time will be transferred and exchanged for one (1) Foremost Replacement Option entitling the holder thereof to acquire one (1) Foremost Share having an exercise price (rounded up to the nearest cent) as determined in accordance with the Plan of Arrangement; and

(ii)

0.0864 of each Foremost Option held immediately prior to the Effective Time will be transferred and exchanged for two (2) Spinco Options, with each whole Spinco Option entitling the holder thereof to acquire one (1) Spinco Share having an exercise price (rounded up to the nearest cent) as determined in accordance with the Plan of Arrangement.

See further details under the section entitled "Approval of the Plan of Arrangement and Related Matters – Principal Steps of the Arrangement" and "Statement of Executive Compensation – Foremost Incentive Plan" in the Circular.

Foremost Warrants

Pursuant to the terms of the Plan of Arrangement, at the Effective Time, each Foremost Warrant outstanding shall be amended to entitle the Foremost Warrant holder to receive, upon due exercise of the Foremost Warrant:

(i)	one (1) New Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and

(ii)	two (2) Spinco Shares for each Foremost Share that was issuable upon due exercise of a Foremost Warrant immediately prior to the Effective Time.

See further details under the section entitled "Approval of the Plan of Arrangement and Related Matters – Principal Steps of the Arrangement" and "Statement of Executive Compensation – Foremost Incentive Plan" in the Circular.

Foremost RSUs

Pursuant to the terms of the Plan of Arrangement, each Foremost RSU held immediately prior to the Effective Time will be deemed to be simultaneously surrendered and transferred by the holder thereof in the following portions:

(i)

0.9136 of each Foremost RSU held immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement RSU to acquire such number of New Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

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(ii)

0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for two (2) Spinco RSUs to acquire such number of Spinco Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU.

See further details under the section entitled "Approval of the Plan of Arrangement and Related Matters – Principal Steps of the Arrangement" and "Statement of Executive Compensation – Foremost Incentive Plan" in the Circular.

Foremost PSUs

As of the date of this Circular, there are no Foremost PSUs outstanding. Upon completion of the Arrangement, it is expected that no Foremost PSUs will be outstanding. See "Statement of Executive Compensation – Foremost Incentive Plan" in the Circular for additional information on how Foremost PSUs are issued.

CONSOLIDATED CAPITALIZATION

Other than as disclosed below under the heading "Prior Sales", there have not been any material changes in the share and loan capital of Foremost, on a consolidated basis, since June 30, 2024, the date of the Foremost Interim Financial Statements.

The following table sets out the share and loan capital of Foremost on a post-Arrangement basis. The table should be read in conjunction with the Foremost Financial Statements and related MD&As and other disclosure contained in this Schedule "J" and in the Circular. See also "Description of Capital Structure" in this Schedule "J".

Capital	Authorized assuming Completion of the Arrangement(1)	Outstanding as of June 30, 2024	Outstanding as of the date of the Circular	Amount Outstanding assuming Completion of the Arrangement(1)
Foremost Shares	Unlimited	5,484,298	7,291,896	7,291,896
Foremost Warrants	1,432,388	1,438,153	1,432,388	1,432,388
Foremost RSUs	1,500,000	NIL	NIL	NIL
Foremost Options	1,500,000	281,000	317,000	317,000

Note:

(1)	Assuming approval of the amendment to the Foremost Incentive Plan.

(2)

Assuming the completion of the Offering on or around November 14, 2024, in the full amount of $10,500,450, which includes the full exercise of the Agent's Option, an additional (i) 3,045,500 Foremost Shares, (ii) 3,045,500 Foremost Warrants and (iii) 182,730 brokers warrants will be issued and outstanding upon completion of the Arrangement. For additional information regarding the Offering see the heading "Description of the Business – Three Year History" in this Schedule "J".

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OPTIONS TO PURCHASE SECURITIES

As at the date of this Circular, there are 317,000 Foremost Options outstanding to purchase an aggregate of 317,000 Foremost Shares. Following the Arrangement 317,000 will be outstanding. This will remain the same post-Arrangement. See "Approval of the Plan of Arrangement and Related Matters – Principal Steps of the Arrangement" and "Statement of Executive Compensation – Foremost Incentive Plan" in the Circular for additional information regarding the Spinco Options.

The following table sets out information regarding the outstanding Foremost Options that are expected to be exercisable for Foremost Shares upon completion of the Arrangement.

Position with Foremost	Foremost Options outstanding upon completion of the Arrangement	Exercise Price[1]	Market Value of Foremost Options on date of grant	Expiry Date
Officers	20,000	$6.60	NIL	September 6, 2028
Directors	152,500	Ranging from $5.47 to $13.75	NIL	Ranging from March 8, 2025, to July 23, 2029
Consultants	144,500	Ranging from $3.30 to $15.50	NIL	Ranging from March 8, 2025, to July 23, 2029

For a full description of the terms and conditions of the Foremost Options and the Foremost Incentive Plan, refer "Statement of Executive Compensation – Foremost Incentive Plan" in the Circular.

PRIOR SALES

The table below summarizes the issuances of Foremost Shares and Foremost Options issued within the twelve (12) months prior to the date of this Circular.

Date of Issue	Number and Type of Securities	Issue or Exercise Price per Security ($)	Reason for Issue
August 21, 2023	800,000 units	US$5.00 per unit with each unit exercisable into one Foremost Share and one Foremost Warrant exercisable into one Foremost Share at a price of US$6.25	Pursuant to the 2023 Offering.
May 5, 2023	10,700 Foremost Shares	$7.50	Pursuant to the amended Lac Simard South Option Agreement.

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Date of Issue	Number and Type of Securities	Issue or Exercise Price per Security ($)	Reason for Issue
June 23, 2023	13,072 Foremost Shares	$7.65	Issued to Strider pursuant to the Peg North Option Agreement.
August 28, 2023	6,128 Foremost Shares	$8.16	Issued to Mount Morgan pursuant to the Jean Lake Option Agreement.
August 28, 2023	17,500 fully vested Foremost Options	Exercise price of $6.60 per Foremost Share	In connection with appointment of Mr. Dahrouge to the Foremost Advisory Board.
August 28, 2023,	30,900Foremost Shares	$5.65	To MZ Group as consideration for consulting services.
September 7, 2023	155,000 fully vested Foremost Options	Exercise Price of $6.60 per Foremost Share	Compensation for directors and officers of the Company.
November 13, 2023,	36,000 fully vested Foremost Options	Exercise price of $3.65 per Foremost Share	In connection with payment to Outside the Box Capital Inc for a marketing agreement.
December 04, 2023	20,000 fully vested Foremost Options	Exercise price of $5.47 per Foremost Share	In connection with the appointment of Douglas Mason to the Foremost Board.
February 15, 2024,	25,000 fully vested Foremost Option	Exercise price of $3.98 per Foremost Share	In connection for the appointment of the CFO.
March 13, 2024	188,651 flow through units and 152,941 units	$5.88 per flow through unit and $3.40 per unit with each flow through unit and unit exercisable into one Foremost Share and one Foremost Warrant exercisable into one Foremost Share at a price of $4.00	In connection with closing of Tranche 1 of the 2024 Offering.
March 13, 2024	3,274 Foremost Warrants	Exercise price of $3.40 per Foremost Share	In connection with closing of Tranche 1 of the 2024 Offering.

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Date of Issue	Number and Type of Securities	Issue or Exercise Price per Security ($)	Reason for Issue
March 28, 2024,	20,000 fully vested Foremost Options	Exercise price of $3.30 per Foremost Share	In connection for services by a consultant of the Company.
April 29, 2024	247,471 Foremost flow through units	$5.88 per flow through unit, exercisable into one Foremost Share and one Foremost Warrant exercisable into one Foremost Share at a price of $4.00	Pursuant to closing of Tranche 2 of the 2024 Offering.
April 29, 2024	51 Foremost Warrants	Exercise price of $3.40 per Foremost Share	In connection with the closing of Tranche 2 of the 2024 Offering.
June 13, 2024	28,818 Foremost Shares	$3.47	Issued to Strider pursuant to the Peg North Option Agreement.
On July 15 2024	12,106 Foremost Shares	$4.13	Issued to Mount Morgan pursuant to the Jean Lake Option Agreement.
July 25, 2024	36,000 fully vested Foremost Options	Exercise price of $3.91 per Foremost Share	To MZ Group as consideration for consulting services.
October 4, 2024	1,369,810 Foremost Shares	Deemed $4.29	Issued to Denison pursuant to the Phase 1 of the Denison Option Agreement to acquire 20% interest in the Denison Exploration Properties (14.03% for Hatchet Lake).
October 8, 2024	316,097 Foremost Shares	$3.80	Issued to Cantor Fitzgerald for finders and advisory fees related to the Denison Option Agreement.
October 8, 2024	109,585 Foremost Shares	$3.80	Issued to Machai Capital Inc. for finders and advisory fees related to the Denison Option Agreement

Notes:

(1)

Assuming the completion of the Offering in the full amount of $10,500,250, which includes the full exercise of the Agent's Option, an additional (i) 3,045,500 Foremost Shares, (ii) 3,045,500 Foremost Warrants and (iii) 182,730 brokers warrants will be issued on November 14, 2024. For additional information regarding the Upsized Marketed Offering see the heading "Description of the Business – Three Year History" in this Schedule "J".

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TRADING DATA AND VOLUME

The Foremost Shares are listed for trading on the CSE under the trading symbol "FAT" and on the NASDAQ in the United States under the symbol "FMST". The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Foremost Shares as reported on the CSE:

Month	High ($)	Low ($)	Volume
July 2023	8.6500	5.1000	185541
August 2023	9.7800	4.7500	366365
September 2023	6.8000	4.9000	200317
October 2023	5.7900	2.6000	150936
November 2023	5.5000	3.5700	193708
December 2023	5.7800	3.3000	215992
January 2024	4.0000	3.0000	88257
February 2024	4.6000	3.0700	448144
March 2024	4.2500	2.6800	273513
April 2024	4.3800	3.1700	215907
May 2024	4.0000	3.0700	154635
June 2024	3.9800	3.0600	124002
July 2024	4.6100	3.7000	96546
August 2024	4.1000	3.6000	69699
September 2024	4.5000	3.7100	114556
October 2024	3.9000	3.0700	131592
November 1 – November 11, 2024	3.3400	2.8300	49100

The price of the Foremost Shares as quoted by the CSE at the close of business on November 11, 2024, was $3.01.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of Foremost's directors and executive officers, as of the date of this Circular, none of the Foremost Shares are in escrow or are subject to a contractual restriction on transfer.

PRINCIPAL HOLDERS OF FOREMOST SHARES

To the knowledge of the directors and executive officers of the Company, following the completion of the Arrangement, no person or company beneficially owns or controls or directs, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of outstanding voting securities of the Company, other than the below:

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Name of Shareholder	Number of Foremost Shares Owned	Percentage of Outstanding Foremost Shares upon completion of the Arrangement (1)
Denison	1,369,810	18.79%

Notes:

(1)

Assuming the completion of the Offering on or around November 14, 2024, in the full amount of $10,500,450, which includes the full exercise of the Agent's Option, following completion of the Arrangement, Denison is expected to hold 1,997,410 Foremost Shares, being 19.13% of the issued and outstanding Foremost Shares . For additional information regarding the Offering see the heading "Description of the Business – Three Year History" in this Schedule "J".

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of Foremost are expected to remain the same following completion of the Arrangement. See "Approval of the Election of Directors" in the Circular for information regarding Foremost's directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Other than as disclosed under the heading "Approval of the Election of Directors – Cease Trade Orders" in the Circular, to the knowledge of the management of the Company, no proposed nominee for election as a director of Foremost:

(a)	is, at the date of this Circular, or has been within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that,

(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days (an "Order") that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer; or was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(a)

is, at the date of this Circular, or has been within ten (10) years before the date of this Circular, a director or executive officer of any company (including Foremost) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

(b)

has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, or

''J''-48

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Conflicts of Interest

The directors of Foremost are required by law to act honestly and in good faith and in what the director believes to be the best interests of the Company. The articles of Foremost provide that a director shall forthwith after becoming aware that he or she is interested in a transaction entered or to be entered into by the Company, disclose the interest to all of the directors. If a conflict of interest arises at a meeting of the board of directors of Foremost, any director in a conflict will disclose his or her interest and abstain from voting on such matter.

Except as disclosed in this Circular, to the best of Foremost's knowledge, there are no known existing or potential conflicts of interest among Foremost and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of Foremost and other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, there exists no indebtedness outstanding with any of the current or prospective directors, executive officers or employees of Foremost, or any associate or affiliate of such person, which is owing to Foremost, or which is owing to another entity, which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Foremost, entered into in connection with a purchase of securities or otherwise.

EXECUTIVE COMPENSATION

For information concerning Foremost's executive compensation for the financial year ended March 31, 2024, please refer to "Statement of Executive Compensation" in the Circular. Foremost does not intend to make any material changes to its executive compensation policies upon completion of the Arrangement.

AUDIT COMMITTEE

For information concerning the Foremost Audit Committee for the financial year ended March 31, 2024, please refer to "Audit Committee" in the Circular. Foremost does not intend to make any material changes to the Foremost Audit Committee upon completion of the Arrangement.

CORPORATE GOVERNANCE

For information concerning Foremost's corporate governance practices for the financial year ended March 31, 2024, please refer to "Corporate Governance" in the Circular. Foremost does not intend to make any material changes to its corporate governance practices upon completion of the Arrangement.

''J''-49

RISK FACTORS

Upon the completion of the Arrangement, Foremost will continue to be engaged in the exploration and evaluation of resource properties and will operate in an industry that involves a high degree of risk. The reader should carefully consider the following risks and uncertainties in addition to other information contained herein in evaluating Foremost and its business before making any investment decision regarding the Foremost Shares. Additional risks and uncertainties of which the Company is not aware or that the Company currently believes to be immaterial may also adversely affect the Company's business, financial condition, results of operations or prospects. If any of the possible events described below occur, the Company's business, financial condition, results of operations or prospects could be materially and adversely affected.

Below are certain risk factors relating to Foremost following completion of the Arrangement that Shareholders should carefully consider in connection with the Arrangement. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information that appears elsewhere in the Circular. These risk factors should be considered in conjunction with the other information included in the Circular, this Schedule "J" and, including the documents incorporated by reference therein, and documents filed by Foremost pursuant to applicable Laws from time to time.

Additional risk factors relating to Foremost and the Shareholders in connection with the Arrangement are set out in "The Approval of the Plan of Arrangement and Related Matters – Risk Factors Relating to the Arrangement" in the Circular.

Exploration Development and Operating Risk

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Foremost has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration and development, any of which could result in work stoppages, damage to property, and possible environmental damage. None of the properties in which the Company has an interest have a known body of commercial ore. Development of the Company's mineral properties will follow upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. Mineralization on any other properties adjacent or near to the Foremost's properties are not necessarily indicative of mineralization nor should be expected to obtain similar results.

There is no assurance that the Company's mineral exploration and development activities will result in discoveries of commercially viable bodies or ore. The long-term profitability of Foremost's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by several factors. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

''J''-50

Liquidity and Additional Capital

Foremost's limited operating history makes evaluating its business and prospects difficult and may increase the risk investment. Foremost was formed in 2005 and has not yet begun commercial mining of uranium or lithium. To date, Foremost has no revenues and is in the exploration stage of development with the potential to establish commercial operations still unknown. Foremost intends to proceed with the development of the Athabasca Uranium Properties and its Lithium Lane Properties through continued exploration, economic and technical studies such as preliminary economic assessments and preliminary feasibility studies and, provided the results are positive, through to a feasibility study and mine development.

The exploration activities of the Company may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and development of any of the Company's properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company. In addition, low commodity prices may affect the Company's ability to obtain financing. The additional capital required to advance these properties is difficult to raise due to market conditions in the mining exploration sector.

If Foremost does not have, or is not able to obtain, sufficient funds, the Company may be required to delay further exploration, development, or commercialization of its expected mineral resources, if and when verified. Foremost may also have to reduce resources devoted to mining efforts or cease operations. Any of these factors could harm Foremost's operating results.

Going Concern

Foremost's consolidated financial statements have been prepared on a going concern basis under which an entity is able to realize its assets and satisfy its liabilities in the ordinary course of business. Foremost's future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that Foremost will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The consolidated financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should Foremost be unable to continue as a going concern.

Issuance of additional Foremost Shares

The Company is authorized to issue an unlimited number of Foremost Shares without par value. Sales of substantial amounts of the Foremost Shares (including Foremost Shares issuable upon the exercise of options to acquire Foremost Shares), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Foremost Shares and the ability of the Company to raise equity capital in the future.

Mineral Resources and Recovery Estimates

Disclosed resource estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. Foremost will estimate its mineral resources in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk are less likely to be accurately estimated or recovered than mineral reserves. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgements regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral resources may be material. In addition, short term operating factors relating to mineral resources, such as the need for orderly development of orebodies or the processing of new or different ores, may cause mineral resource estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating resources.

''J''-51

No Mineral Resources

The Company is an exploration stage company and has no history of mining or refining mineral products from its properties. As such, any future revenues and profits are uncertain. There can be no assurance that the Athabasca Uranium Properties or the Lithium Lane Properties will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. Foremost will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that Foremost will generate revenue from any source, operate profitably or provide a return on investment in the future.

Mineral Exploration and Development Liability

Exploration and mining operations generally involve a degree of risk. Foremost's operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of rare earth metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to property and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geo-mechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of Foremost's operations that would have a material adverse effect on its business, financial condition, results of operations and prospects. Further, although Foremost has adequate coverage for its employees and ensures that all its vendors, consultants and suppliers have adequate coverage for their employees, Foremost is required by law to compensate employees for work-related injuries and failure to make adequate provisions for workers' compensation liabilities which could harm its future operating results.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral resources and reserves, to develop metallurgical processes and to construct mining and processing facilities and infrastructure at a particular site. It is impossible to ensure that the exploration or development programs planned will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on several factors, some of which are: the attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in the discovery of mineral resources or the development of commercial quantities of mineral reserves.

''J''-52

Changes in Technology and Future Demand

Uranium is the crucial component for nuclear power. Nuclear energy has one of lowest carbon footprint for power generation and its demand continues to increase in the world's desire to phase out dependence on fossil fuels. Lithium is a key metal used in batteries, including those used in electric vehicles. However, the technology pertaining to batteries, electric vehicles and energy creation and storage is changing rapidly and there is no assurance lithium will continue to be used to the same degree as it is now, or that it will be used at all. Any decline in the use of lithium-ion batteries or technologies utilizing such batteries may result in a material and adverse effect on Foremost's future profitability, results of operation and financial condition.

Impact of Volatility in Uranium Prices and Demand

The uranium market can experience significant short-term price fluctuations, which may impact investment performance. Geopolitical tensions and ongoing geopolitical issues, particularly involving major producers like Russia and Kazakhstan, could lead to supply disruptions or market uncertainty. To the extent that such demand does not manifest itself, and the uranium market does not continue to grow, or existing producers increase supply to satisfy the current supply deficit then this may reverse the supply deficit and may impair Foremost's ability to develop its Athabasca Uranium Properties. Price volatility in uranium may occur; however, the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Foremost's activities not producing an adequate return on invested capital to be profitable or viable.

Impact of Volatility in Lithium Prices and Demand

The development of Foremost's Lithium Lane Properties is dependent on the continued growth of the lithium market, and the continued increased demand for lithium chemicals by emerging producers of electric vehicles and other users of Lithium-ion batteries. These producers and the related technologies are still under development and a continued sustained increase in demand is not certain. To the extent that such demand does not manifest itself, and the lithium market does not continue to grow, or existing producers increase supply to satisfy this demand, then Foremost's ability to develop Foremost's Lithium Lane Properties will be adversely affected. Foremost's lithium exploration and development activities may be significantly adversely affected by volatility in the price of lithium. Mineral prices fluctuate widely and are affected by numerous factors beyond Foremost's control such as global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, and the political and economic conditions of mineral-producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Foremost's lithium activities not producing an adequate return on invested capital to be profitable or viable.

''J''-53

Title to Property

The Company believes it has taken reasonable steps to ensure proper title to both the Athabasca Uranium Properties and the Lithium Lane Properties exists. However, there can be no guarantee that Foremost's interest in its properties is free from any title defects, as title to mineral rights involves certain intrinsic risks due to the potential problems arising from the unclear conveyance history characteristic of many mining projects. There is also the risk that material contracts between the Company and relevant government authorities will be substantially modified to the detriment of the Company or be revoked. There can be no assurance that Foremost's rights and title interests will not be challenged or impugned by third parties.

Adequate Resources

The Company's exploration programs, and possible future mining operations, are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals, and other critical supplies. If the Company is unable to obtain the requisite critical supplies in time and at commercially acceptable prices or if there are significant disruptions in the supply of electricity, water or other inputs to the mine site, Foremost's business performance and results of operations may experience material adverse effects.

Dependence on Management and Key Personnel

Recruiting and retaining qualified personnel will be crucial to Foremost's success. Foremost will be dependent on the services of key executives including its CEO, as well as other highly skilled and experienced executives and personnel involved in managing Foremost's interests. The number of persons skilled in acquisition and exploration of mining properties is limited and competition for such persons is intense. As Foremost's business activity grows, Foremost will require additional experienced financial, administrative and mining personnel as well as operations staff. There can be no assurance that Foremost will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If Foremost is not successful in attracting, training and retaining qualified personnel, the performance of its operations could be impaired, which could have an adverse impact on Foremost's future cash flows, earnings, results of operations and financial condition.

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified advisors and consultants, to manage Foremost's interests, even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Foremost. These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Foremost might undertake, and legal claims for errors or mistakes by Foremost's personnel.

''J''-54

Government Regulation

The Company's operations, and potential new mineral exploration projects, are subject to extensive U.S. federal, state, departmental, municipal and local laws, regulations and administrative decisions governing various matters, including, but not limited to: mineral tenure; permitting; environmental legislation and protection; relations with indigenous communities; management and use of toxic substances and explosives; management of natural resources; land ownership and use; exploration, development of mines, construction, production and related operations, and ongoing and post- closure reclamation; exports; transportation; price controls; taxation; mining royalties; development criteria; labour standards and occupational health and safety, including mine safety; and, historic and cultural (including archaeological and indigenous) preservation. The impact of these items may have an adverse effect on the Company's ability, or the ability of its funding partners to explore any of the Company's properties, and to seek and successfully obtain new mineral exploration projects, as well as the cost of related business development activities.

Additionally, the operations of the Company require licenses and permits from various governmental and non-governmental authorities. Spinco has and will obtain all necessary licenses and permits required to carry on with activities that it is currently conducting or which it proposes to conduct under applicable laws and regulations. However, such licenses and permits are subject to change in regulations and in various operating circumstances. There can be no assurance that the Company will be able to obtain all necessary licenses and permits required to carry out exploration, development and mining operations at its proposed projects.

Environmental, Aboriginal and Permitting

All phases of the Company's operations are subject to environmental regulation and aboriginal consultation in the jurisdictions in which it operates. These regulations, among other things, mandate the maintenance of air and water quality standards, land reclamation, transportation, storage and/or disposal of hazardous or mine waste. Environmental legislation and aboriginal consultation are evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non- compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, in any, will not adversely affect the Company's operations.

Foreign Currency Fluctuations

The Company's operations are subject to foreign currency fluctuations. Foremost's future revenues are primarily in United States dollars, while some of Foremost's operating expenses and cash balances expenses are measured in Canadian dollars. The fluctuation of the Canadian dollar in relation to the United States dollar will consequently have an impact upon Foremost's profitability and may also affect the value of Foremost's assets and shareholders' equity.

Economic, Geopolitical, and Other Uncertainties

Economic, geopolitical, and other uncertainties may negatively affect Foremost's business. Economic conditions globally are beyond Foremost's control. In addition, the outbreak of hostilities and armed conflicts between countries can create geopolitical uncertainties that may affect both local and global economies. Downturns in the economy or geopolitical uncertainties may cause future customers to delay or cancel projects, reduce their overall capital or operating budgets, or reduce or cancel orders which could have a material adverse effect on Foremost's business, results of operations and financial condition.

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The Company's operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction, or expropriation of entitlements.

In addition, the financial markets can experience significant price and value fluctuations that can affect the market prices of equity securities and other companies in ways that are unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of Foremost Shares.

Competition

The mining industry is very competitive. The Company's competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than the Company to withstand losses. Foremost's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion or efficiency of their operations than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to Foremost's detriment.

As a result of this competition, the Company may have to compete for financing and be unable to acquire financing on terms considered acceptable. the Company may also have to compete with the other mining companies for the recruitment and retention of qualified managerial and technical employees. If the Company is unable to successfully compete for financing or for qualified employees, it may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on Foremost's business, financial condition, results of operations and prospects as well as Foremost's exploration programs may be slowed down or suspended, which may cause the Company to cease operations as a company.

Legal Proceedings

Legal proceedings may arise from time to time. Such litigation may be brought from time to time in the future against us. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Other than as disclosed elsewhere in this prospectus, the Company is not currently subject to material litigation, nor has it received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, the Company could become involved in material legal claims or other proceedings with other parties in the future. The results of litigation or any other proceedings cannot be predicted with certainty. The cost of defending such claims may take away from management's time and effort and if the Company is incapable of resolving such disputes favorably, the resultant litigation could have a material adverse impact on Foremost's financial condition, cash flow and results from operation.

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Land Reclamation Requirements

Land reclamation requirements are generally imposed on companies with mining operations or mineral exploration companies to minimize long-term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents or reasonably re-establish pre- disturbance landforms and vegetation. To carry out reclamation obligations imposed on the Company in connection with exploration, potential development, and production activities, the Company must allocate financial resources that might otherwise be spent on exploration and development programs. If required to carry out unanticipated reclamation work, Foremost's financial position could be adversely affected.

Obligations and Requirements of Public Companies

As a public company, the Company will face increased legal, accounting, administrative and other costs and expenses that would not be incurred as a private company, and the Company expects to incur additional costs related to operating as a public company. After the completion of this offering, the Company will be subject to the reporting requirements of the Exchange Act, which requires that the Company file annual and other reports with respect to Foremost's business and financial condition, as well as the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act of 2022, the Dodd- Frank Wall Street Reform and Consumer Protection Act of 2010, the Public Company Accounting Oversight Board, and the listing requirements of NASDAQ (if Foremost Shares are approved for listing), each of which imposes additional reporting and other obligations on public companies. As a public company, Foremost will be required to, among other things: prepare and file annual and other reports in compliance with the federal securities laws; expand the roles and duties of Foremost's board of directors and committees thereof and management; hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies; institute more comprehensive financial reporting and disclosure compliance procedures; involve and retain, to a greater degree, outside counsel and accountants to assist the Company with the activities listed above; build and maintain an investor relations function; establish new internal policies, including those relating to trading in Foremost's securities and disclosure controls and procedures; comply with the initial listing and maintenance requirements of NASDAQ; and comply with the Sarbanes-Oxley Act of 2022.

The Company expects these rules and regulations, and any future changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases, due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Foremost's investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on Foremost's business, financial condition and results of operations.

The Company also expects that being a public company will make it more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These increased costs may require the Company to divert a significant amount of money that the Company could otherwise use to expand Foremost's business and achieve its strategic objectives.

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Ability to Manage Growth

Future growth may place strains on Foremost's financial, technical, operational and administrative resources and cause the Company to rely more on project partners and independent contractors, potentially adversely affecting Foremost's financial position and results of operations. Foremost's ability to grow will depend on several factors, including, the Company's: ability to obtain leases or options on properties; ability to identify and acquire new exploratory prospects; ability to develop existing prospects; ability to continue to retain and attract skilled personnel; ability to maintain or enter into new relationships with project partners and independent contractors; results of exploration programs; the market price for lithium; access to capital; and ability to enter into agreements for the sale of lithium and uranium.

Foremost may not be successful in upgrading technical, operational, and administrative resources or increasing Foremost's internal resources sufficiently to provide certain of the services currently provided by third parties, and the Company may not be able to maintain or enter into new relationships with project partners and independent contractors on financially attractive terms, if at all. Foremost's inability to achieve or manage growth may materially and adversely affect Foremost's business, results of operations and financial condition.

Market Price of Common Shares

The market price for Foremost Shares has been and is likely to be volatile. In addition, the market price of Foremost Shares may fluctuate significantly in response to several factors, most of which the Company cannot control, including: actual or anticipated variations in Foremost's operating results; increases in market interest rates that lead investors of Foremost Shares to demand a higher investment return; changes in earnings estimates; changes in market valuations of similar companies; actions or announcements by Foremost's competitors; adverse market reaction to any increased indebtedness the Company may incur in the future; additions or departures of key personnel; actions by shareholders; speculation in the media, online forums, or investments community and the Company's ability to maintain the listing of Foremost Shares on NASDAQ.

Conflicts of Interest

The Company may be subject to potential conflicts of interests, as certain directors of the Company are, and may continue to be, engaged in the mining industry through their participation in corporations, partnerships, or joint ventures, which are potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of the Company. Foremost's directors and officers with conflicts of interest will be subject to the procedures set out in the related Canadian law and regulations.

Cost Estimates

A change in the timing of any projected cash flows due to capital funding or, once in production, production shortfalls or labor disruptions would result in delays in receipt of such cash flows and in using such cash to fund operating activities and, as applicable, reduce debt levels. This could result in additional loans to finance capital expenditures in the future.

''J''-58

The level of capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are fundamentally subject to considerable uncertainties. It is very likely that actual results for the Lithium Lane Properties will differ from Foremost's current projections, estimates and assumptions, and these differences may be significant. Moreover, experience from actual mining may identify new or unexpected conditions that could decrease operational activities, and/or increase capital and/or operating costs above, the current estimates. If actual results are less favourable than currently estimated, Foremost's business, results from operations, financial condition and liquidity could be materially adversely affected.

Acquisition Risk

The Company will use its best judgment to acquire mining properties for exploration and development in pursuit of such opportunities. Foremost may fail to select appropriate acquisition candidates or negotiate acceptable agreements, including arrangements to finance the acquisitions and develop them, or integrate such opportunity and their personnel with the Company. The Company cannot assure that it can complete any acquisition that it pursues or is currently pursuing, on favourable terms, or that any acquisition completed will ultimately benefit the Company.

Global Economic Risks

In the event of a general economic downturn or a recession, there can be no assurance that Foremost's business, financial condition, and results of operations would not be materially adversely affected. Moreover, the occurrence of unforeseen or extended catastrophic events, including the COVID-19 pandemic, and the emergence of a future pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), could create economic and financial disruptions. These types of challenges can impact commodity prices, including for lithium, as well as currencies and global debt and stock markets. As a result of the COVID-19 pandemic, or in the case of a future pandemic or other widespread health emergency, quarantine or other requirements or circumstances may require the Company to change the way it conducts its business and operations, including require the Company to reduce or cease operations at some or all its facilities for an indeterminate period. Furthermore, Foremost's critical supply chains may similarly be disrupted for an indeterminate amount of time. All of these factors could have a material impact on the Company's business, operations, personnel and financial condition.

These types of challenges may impact Foremost's ability to obtain equity, debt, or other financing on terms commercially reasonable to us, or at all. Additionally, these types of factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these types of challenges occur, or if there is a material deterioration in general business and economic conditions, Foremost's operations could be adversely impacted, and the trading price of Foremost's securities could be adversely affected.

The Company's business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia's military action against Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects that any direct impacts of the pandemic and the wars in Palestine and Ukraine will be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect Foremost's business and may make it more difficult for the Company to raise equity or debt financing. There can be no assurance that the Company will not be impacted by future adverse consequences that may be brought about on its business, results of operations, financial position, and cash flows in the future.

''J''-59

Uninsured and Underinsured Risks

In general, where coverage is available and not prohibitively expensive relative to the perceived risk, the Company maintains insurance against such risk, subject to exclusions and limitations. The Company currently maintains insurance against certain risks including securities and general commercial liability claims and certain physical assets used in Foremost's operations, subject to exclusions and limitations; however, the Company does not maintain insurance to cover all the potential risks and hazards associated with Foremost's operations. The Company may be subject to liability for environmental, pollution or other hazards associated with Foremost's exploration, pre-extraction, and extraction activities, which the Company may not be insured against, which may exceed the limits of Foremost's insurance coverage or which the Company may elect not to insure against because of high premiums or other reasons. Furthermore, the Company cannot provide assurance that any insurance coverage the Company currently has will continue to be available at reasonable premiums or that such insurance will adequately cover any resulting liability.

Climate Change

The Company recognizes climate change as an international and community concern. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency. Furthermore, increased regulation of greenhouse gas emissions (including in the form of carbon taxes or other charges) may adversely affect the Company's operations and that related legislation is becoming more stringent.

The Company is focused on operating in a manner that minimizes environmental impacts of its activities; however, environmental impacts from exploration and drilling activities are inevitable. The physical risks of climate change that may impact the Company's operations are highly uncertain and may be particular to the unique geographic circumstances associated with each of its operations. Such physical risks include, but are not limited to, extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The Company's operations in Nevada, United States are particularly impacted by extreme weather due to their remoteness. The Company makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective, and the physical risks of climate change will not have an adverse effect on the Company's operations and profitability.

Moreover, several governments or governmental bodies have introduced or are contemplating legislative and/or regulatory changes in response to concerns about the potential impact of climate change. New legislation and increased regulation regarding climate change could potentially impose significant costs on the Company and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs necessary to comply with such regulations. Any adopted future climate change regulations could also negatively impact the Company's ability to compete with companies situated in areas not subject to such limitations. Given the emotional and political significance and uncertainty surrounding the impact of climate change and how it should be dealt with, the Company cannot predict how legislation and regulation will ultimately affect Foremost's financial condition, operating performance, and ability to compete. Furthermore, even without such regulation, increased awareness, and any adverse publicity in the global marketplace about potential impacts on climate change by the Company or other companies in Foremost's industry could harm its reputation. The potential physical impacts of climate change on the Company's operations are highly uncertain, could be particular to the geographic circumstances in areas in which the Company operates and may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and changing temperatures. These impacts may adversely impact the cost, production, and financial performance of the Company's operations.

''J''-60

No Anticipated Payment of Dividends

The Company does not expect to declare or pay dividends in the foreseeable future as it is anticipated that all cash will be used to grow Foremost's business. Therefore, holders of Foremost Shares will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favourable terms or at all.

Sale of Shares by Directors and Senior Officers

Sales of significant amounts of common shares held by Foremost's senior officers and directors, or the prospect of these sales, could adversely affect the market price of Foremost Shares. Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Foremost, which in turn could reduce Foremost's stock price or prevent shareholders from realizing a premium over Foremost's stock price.

Liquidity of Common Shares

Foremost Shares may trade infrequently and in low volumes, meaning that the number of persons interested in purchasing Foremost Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that Foremost is a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community who can generate or influence sales volume, and that even if the Company came to the attention of such institutionally oriented persons, they tend to be risk-averse in this environment and would be reluctant to follow an early stage company such as Foremost or purchase or recommend the purchase of Foremost shares until such time as it became more advanced and viable. Consequently, there may be periods of several days or more when trading activity in Foremost shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. The Company cannot give any assurance that a broader or more active public trading market for Foremost Shares will develop or be sustained. Due to these conditions, the Company can give you no assurance that you will be able to sell your shares at or near bid prices or at all if you need money or otherwise desire to liquidate your shares. Further, institutional and other investors may have investment guidelines that restrict or prohibit investing in securities traded in the over-the-counter market. These factors may have an adverse impact on the trading and price of Foremost's securities and could result in the loss by investors of all or part of their investment.

Future Issuances of Common Shares or Other Securities

Future issuances of Foremost's Shares or securities convertible into, or exercisable or exchangeable for, Foremost's Shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of Foremost Shares to decline. The Company cannot predict the effect, if any, of future issuances of Foremost's securities, or the future expirations of lock-up agreements, on the price of Foremost Shares. In all events, future issuances of Foremost Shares would result in the dilution of your holdings. In addition, the perception that new issuances of Foremost's securities could occur, or the perception that locked-up parties will sell their securities when the lockups expire, could adversely affect the market price of Foremost shares. In connection with this offering, the Company will enter into a lock-up agreement that prevents it, subject to certain exceptions, from offering additional shares for up to 180 days after the closing of this offering. In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, Foremost Shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for Foremost Shares.

''J''-61

Future Issuances of Debt Securities

In the future, the Company may attempt to increase Foremost's capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of Foremost's debt securities, and lenders with respect to other borrowings the Company may make, would receive distributions of Foremost's available assets prior to any distributions being made to holders of Foremost Shares. Moreover, if the Company issues preferred shares, the holders of such preferred shares could be entitled to preferences over holders of common shares in respect of the payment of dividends and the payment of liquidating distributions. Because Foremost's decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond Foremost's control, the Company cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of Foremost Shares must bear the risk that any future offerings conducted or borrowings it makes may adversely affect the level of return, if any, they may be able to achieve from an investment in Foremost Shares.

Risks Related to Operating in Remote Locations

Foremost's properties are in remote areas. As a result, Foremost's operations and personnel may be subject to operating and safety risks arising from several factors, including, but not limited to water scarcity, inadequate and poorly maintained roads; limited air transport options; and, deficient or non- existent public services, including communications, energy, fire department, healthcare, water, and police. These risks may compound impacts of some of the other risks identified in this document, including security, natural disasters, and social, among others.

Prices, Markets and Marketing of Gold and Metal Prices

World prices for commodities fluctuate and are affected by numerous factors including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of commodities, and therefore an economic downturn could have a negative impact on Foremost.

Inflation

The Company's operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices and additional government intervention through stimulus spending or additional regulations. The Company's inability to manage costs may impact, among other things, future development decisions, which could have a material adverse impact on the Company's financial performance.

''J''-62

Because the Company will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, Shareholders could receive less information than they might expect to receive from more mature public companies. The Company cannot predict if investors will find Foremost Shares less attractive if it elects to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of Foremost Shares.

Property Commitments

The Company's mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfil its commitments under these agreements could result in the loss of related property interests.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the natural landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations ("NGOs") who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While Foremost seeks to operate in a socially responsible manner and believes it has good relationships with local communities in the region in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates, which could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, to the knowledge of the directors and executive officers of Foremost, no person or company is expected to beneficially own or control or direct, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of outstanding voting securities of the Company immediately following the Effective Time.

Certain directors and officers of Foremost are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of Foremost may not be made available to Foremost, but rather may be offered to a company with competing interests. The directors and senior officers of Foremost are required by law to act honestly and in good faith with a view to the best interests of Foremost and to disclose any personal interest which they may have in any project or opportunity of Foremost, and to abstain from voting on such matters.

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LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings or regulatory actions to which Foremost is a party, or to which any of its projects are subject, nor are there any such proceedings known or contemplated, that are of a material nature.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Following completion of the Arrangement, the auditor of Foremost will continue to be MNP LLP, located at 2200-1021 West Hasting Street, Vancouver, BC V6E 0C3.

Following completion of the Arrangement, the Transfer Agent and registrar for Foremost will continue to be Odyssey Trust Company, located at 350 – 409 Granville Street, Vancouver, BC V6C 1T2.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by Foremost since the beginning of the last financial year ending before the date of this Circular or before the beginning of the last financial year ending before the date of this Circular for any material contract that is still in effect:

1.	the Amended and Restated Arrangement Agreement.

2.	the Denison Option Agreement.

3.	the Loan Purchase and Assignment Agreement.

4.	the Denison Investor Rights Agreement; and

5.	the Foremost Promissory Note.

INTERESTS OF EXPERTS

Names of Experts

The current auditor of Foremost is MNP LLP.

All scientific and technical information relating to the Zoro Property in this Schedule "J" is solely derived from the Company's Zoro Property Report, authored by Qualified Persons Mark Fedikow PHD, P.Geo and Scott Zelligan, P.Geo. Additional technical information and mineral disclosures for the Athabasca Uranium Properties and Lithium Lane Properties have been reviewed and approved by Qualified Persons Jody Dahrouge, P.Geo, Matthew Carter, P.Geo (both from Dahrouge Geological Consulting Ltd.) and Mark Fedikow, PhD, P.Geo.

Interests of Experts

MNP LLP is independent of Foremost within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

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To the knowledge of Foremost, as of the date hereof, none of Mark Fedikow, PHD, P.Geo, Scott Zelligan, P.Geo, Jody Dahrouge, P.Geo, and Matthew Carter, P.Geo, hold any beneficial interest in, directly or indirectly, Foremost Shares, or securities convertible into Foremost Shares, equal to or greater than one percent (1%) of the issued and outstanding Foremost Shares, nor any other property of Foremost or any of its associates or affiliates.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein and in the Circular.

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SCHEDULE "K"

INFORMATION CONCERNING SPINCO POST-ARRANGEMENT

(See attached)

''K''-1

SCHEDULE "K"

INFORMATION CONCERNING SPINCO POST-ARRANGEMENT

NOTICE TO READER	1
Defined Terms	1
General	1
Financial Information	1
CORPORATE STRUCTURE	1
DESCRIPTION OF THE BUSINESS	3
Production and Operations	3
Specialized Skills and Knowledge	4
Competitive Conditions	4
Components	4
Cycles and Seasonality	4
Economic Dependence and Changes to Contracts	5
Employees	5
Foreign Operations	5
Environmental Protection	5
Reorganizations	6
Three Year History	6
Total Available Funds	6
Principal Purposes of Funds Available	6
MINERAL PROPERTIES	7
Winston Property	7
DIVIDENDS OR DISTRIBUTIONS	29
MANAGEMENT'S DISCUSSION AND ANALYSIS	29
DESCRIPTION OF CAPITAL STRUCTURE	31
Spinco Shares	32
Spinco Financing	32
Foremost Loan	33
Spinco Options	34
Spinco RSUs	34
Share Purchase Warrants	35
Spinco Incentive Plan	35
CONSOLIDATED CAPITALIZATION	35
Pro Forma Capitalization	36
OPTIONS TO PURCHASE SECURITIES	36
PRIOR SALES	37
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	37

''K''-(i)

PRINCIPAL HOLDERS OF SPINCO SHARES	37
DIRECTORS AND EXECUTIVE OFFICERS	37
Cease Trade Orders, Bankruptcies, Penalties and Sanctions	39
Conflicts of Interest	40
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	40
EXECUTIVE COMPENSATION	40
AUDIT COMMITTEE	41
Relevant Education and Experience	41
CORPORATE GOVERNANCE	42
RISK FACTORS	42
Exploration Development and Operating Risk	43
Liquidity and Additional Capital	43
Profitability Cannot be Assured	43
Negative Cash Flow from Operating Activities	44
No Mineral Resources	44
Issuance of additional Spinco Shares	44
Markets for Securities	44
Commodity Prices	44
Government Regulation	45
Environmental, Aboriginal and Permitting	45
Political Regulatory Risks	46
Title to Property	46
Competition	46
Dependence on Management and Key Personnel	46
Conflicts of Interest	47
Acquisition Risk	47
Global Economy Risk	47
Uninsured and Underinsured Risks	47
Climate Change	47
Risks Related to Operating in Remote Locations	48
Social and Environmental Activism	48
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	48
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	49
AUDITOR, TRANSFER AGENT AND REGISTRAR	49
MATERIAL CONTRACTS	49
INTERESTS OF EXPERTS	49
Names of Experts	49
Interests of Experts	50
OTHER MATERIAL FACTS	50
FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS	50

''K''-(ii)

NOTICE TO READER

Defined Terms

All capitalized terms not defined in this Schedule "K" have the same meanings ascribed to them in the Glossary of Terms attached to the Circular as Schedule "A".

General

The following describes the proposed business of Spinco pursuant to the Arrangement. As at the date of this Circular, Spinco has not carried on any active business, and until the Arrangement is affected, Spinco will have no assets or liabilities, will conduct no operations and will not issue any Spinco Shares. Unless otherwise indicated, the following information is provided by Spinco, is presented on a post-Arrangement basis, and is reflective of the proposed business, financial and share capital position of Spinco. In particular, the disclosure in respect of the business and assets of Spinco contained below is presented on the assumption that the Winston Property has been transferred to Spinco prior to the date in respect of which such disclosure relates. See "Forward-Looking Information" in the Circular.

Completion of the Arrangement involves certain risks and uncertainties. See "Risk Factors" this Schedule "K" and "Approval of the Plan of Arrangement and Related Matters – Risk Factors Relating to the Arrangement" in the Circular.

Financial Information

The following information should be read together with the Spinco Financial Statements, the Sierra Financial Statements and related MD&A, and the Spinco Pro Forma Financial Statements attached as Schedules "M", "N" and "O", respectively, to the Circular. Unless otherwise indicated, all financial information referred to in this Schedule "K" was prepared in accordance with IFRS.

Currency

Reference to dollars "$" in this Schedule "K" shall mean Canadian dollars and reference to "US$" shall mean U.S. dollars, unless otherwise indicated.

CORPORATE STRUCTURE

Name, Address and Incorporation

Spinco was incorporated under the name "Rio Grande Resources Ltd." under the BCBCA on July 19, 2024, for the sole purpose of the Arrangement.

Prior to the Effective Time, Spinco will not be a reporting issuer and its common shares, being the Spinco Shares, will not be listed or quoted for trading on any stock exchange. In connection with the Arrangement, Spinco will apply to have the Spinco Shares listed for trading on the CSE. Listing is subject to Spinco fulfilling all the requirements of the CSE; however, there can be no assurances as to if, or when, such listing will occur. Upon completion of the Arrangement, it is anticipated that Spinco will become a reporting issuer in British Columbia, Alberta and Ontario. See in this Schedule "K" "Description of the Business", "Consolidated Capitalization" and "Risk Factors".

''K''-1

Spinco's head office is located at 750 West Pender St Suite 250, Vancouver, BC V6C 2T7, Canada and its registered and records office is located at 666 Burrard St Suite 1700, Vancouver, BC V6C 2X8.

Intercorporate Relationships

As of the date of the Circular, Spinco is a wholly owned subsidiary of Foremost. Spinco does not currently have any subsidiaries but will become the sole shareholder of Sierra upon completion of the Arrangement. Sierra is currently a United States subsidiary of Foremost, incorporated under the laws of New Mexico. See "Approval of the Plan of Arrangement and Related Matters – Principal Steps of the Arrangement" in the Circular for further details on the intercorporate relationships of Foremost, Spinco and Sierra post- Arrangement.

Spinco Loan

Prior to or concurrent with the completion of the Arrangement, Jason and Christina Barnard (the "Lenders"), current Shareholders of Foremost, shall issue to Spinco the Spinco Loan, being a secured loan in the amount of $677,450 (referred to as the “Spinco Financing”). The Spinco Financing is evidenced by the Spinco Promissory Note dated November 5, 2024 issued by Spinco to the Lenders, which is due and payable in full on November 5, 2027, and which bears interest at a rate of eight-point-nine-five percent (8.95%) per year.

The funds provided pursuant to the Spinco Loan will be used to fund the Phase 1 Exploration Program and general corporate expenses for the first twelve (12) months following Spinco's listing on the CSE. See "Description of the Business – Total Available Funds – Principal Purposes of Funds Available " in this Schedule "K" for a breakdown of how the funds will be used as well as "Description of Capital Structure – Spinco Financing" for more details on the terms of the Spinco Financing.

Foremost Loan

Prior to or concurrent with the completion of the Arrangement, Foremost shall issue to Spinco the Foremost Loan, being an unsecured loan in the amount of $520,000, as such amount may be increased on or before the Effective Date by virtue of the accrual of incremental third-party expenses associated with the Arrangement (including but not limited to legal, accounting, audit and other professional fees). The Foremost Loan is evidenced by the Foremost Promissory Note to be dated November 5, 2024 issued by Spinco to Foremost, which is due and payable in full on November 5, 2027, with interest thereon from the date that is four (4) months from the Effective Date, payable on the unpaid principal at the rate of eight-point-nine-five percent (8.95%) per year, compounded monthly, with interest payments commencing on December 1, 2025.

The funds provided pursuant to the Foremost Loan will be used to cover professional fees acquired by Spinco in connection with the Arrangement. See "Description of Capital Structure – Foremost Loan" in this Schedule "K" and "Approval of the Plan of Arrangement and Related Matters – Expenses of the Arrangement" for more details on the terms of the Foremost Loan and Foremost Promissory Notes.

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DESCRIPTION OF THE BUSINESS

Overview

Pursuant to the Arrangement, Foremost will transfer to Spinco the right to collect receivables in respect of all amounts outstanding and owing from Sierra to Foremost as at the Effective Date, being an estimated $1,456,059. Additionally, Spinco will acquire all the issued and outstanding common shares of Sierra a wholly owned United States subsidiary of Foremost (referred to as the “Sierra Shares”), in exchange for the issuance of Spinco Shares to Foremost. As Sierra owns the Winston Property, Spinco will thereby indirectly control the Winston Property and will concentrate its activities on the exploration and development of the Winston Property. Spinco's future business is also likely to include the acquisition, through staking activity or otherwise, of additional mineral assets and Spinco therefore anticipates that its directly held mineral properties will evolve with the business.

As of the date of this Circular, Spinco is not a reporting issuer and the Spinco Shares are not listed on any stock exchange in Canada or the United States. Upon completion of the Arrangement, Spinco is expected to be a reporting issuer in the provinces of British Columbia, Alberta and Ontario. Spinco has applied to list the Spinco Shares on the CSE. Listing of the Spinco Shares will be subject to the satisfaction of all of the CSE's initial listing requirements and completion of the Arrangement. Assuming such listing is completed, the Spinco Shares will be listed on the CSE under the symbol "RGR” or such other symbol approved by Spinco and the CSE.

Winston Property

The Winston Property is situated over a 3,000-acre drill-ready site in Sierra County, New Mexico, United States and contains three (3) historic past producing gold and silver mines: Ivanhoe, Emporia and Little Granite. The Winston Property is comprised of 147 unpatented lode mining claims, which includes a 100% interest in the four (4) Little Granite claims ("Little Granite Claims") and an option to earn a 100% interest in the two (2) patented mining claims in both Ivanhoe and Emporia (the "Ivanhoe/Emporia Claims"), comprising a total of 149 total mining claims.

Exceptional results from property-wide confirmatory sampling completed in 2021 included many high- grade samples including 41.5 g/t Gold and 4,610 g/t Silver on newly staked claims. Additional samples from these three mines returned peak values of 66.5 g/t gold and 2,940 g/t silver from Little Granite, 26.8 g/t gold and 1,670 g/t silver from Ivanhoe, and 46.1 g/t gold and 517 g/t silver from Emporia.

In respect of the Little Granite Claims, historically reported high-grade values were confirmed in limited re-sampling by Foremost in 2020. Past drill reports from the Little Granite Claims suggest the primary vein widens to more than 4 m (12 ft) true width, at depth. These results, along with multiple site visits confirm that earlier reports of high-grade silver and gold values from historic workings have legitimacy and justify a major exploration program at the Little Granite Claims using modern methods to define the nature and size of mineralization.

See in this Schedule "K", "Mineral Properties" for further information on the Winston Property.

Production and Operations

Following completion of the Arrangement, Spinco will continue with the exploration and development of the Winston Property, and as Spinco's management may determine to be appropriate, on other exploration projects. Following completion of the Arrangement, Spinco will be an exploration stage company with regards to the Winston Property and consequently has no current operating income, cash flow or revenues from the Winston Property. There is no assurance that commercially viable mineral deposits exist on the Winston Property.

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Specialized Skills and Knowledge

All aspects of the business of Spinco will require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning, geophysics, metallurgy and mineral processing, implementation of exploration programs, mine construction, mine operation and accounting. Spinco retains executive officers, employees and consultants with relevant experience in mining, geology, exploration, development and accounting experience. Spinco plans to have full and part-time staff. Jason Barnard and Curtis Bouwman will all retain full-time roles with Foremost while working part time for Spinco. See in this Schedule "K", "Risk Factors — Dependence on Management and Key Personnel".

Competitive Conditions

As a Canadian mineral exploration and development company with exploration activities in the United States, Spinco may compete with other entities that have greater financial resources than Spinco will have in various aspects of the business, including: (i) seeking out and acquiring mineral exploration and development properties; (ii) attracting and retaining qualified service providers and employees; (iii) obtaining equipment and suppliers; and (iv) raising the capital necessary to fund its operations. The mining industry is intensely competitive in all its phases, and Spinco may compete with other companies that have greater financial resources and technical capabilities. The ability of Spinco to acquire and retain mineral properties in the future will depend on its success with the existing properties of Spinco, its success in identifying and staking additional mineral properties, its ability to enter into future earn-in, joint venture, royalty and similar agreements and its ability to obtain additional financing to fund further exploration activities. Competition could adversely affect Spinco's ability to acquire suitable properties or prospects in the future or to raise the capital necessary to continue with operations. See in this Schedule "K", "Risk Factors — Competition".

Components

Over the past several years, increased mineral exploration activity on a global scale has made some services difficult to procure, particularly skilled and experienced contract drilling personnel. It is possible that delays or increased costs may be experienced in order to proceed with drilling activities during the current period. Such delays could significantly impact Spinco if, for example, commodity prices fall significantly, thereby reducing the opportunity Spinco may have had to develop a particular project had such tests been completed in a timely manner before the fall of such prices. In addition, assay labs are often significantly backlogged, thus significantly increasing the time that Foremost waits for assay results. Such delays can slow down work programs, thus increasing field expenses or other costs.

Cycles and Seasonality

Spinco will be an exploration-stage mining company. The majority of the Canadian exploration costs are incurred in the months of June through November. The mineral exploration business is subject to mineral price cycles. The marketability of minerals and mineral concentrates and the ability to finance Spinco's ongoing mineral exploration activities on favorable terms will also be affected by worldwide economic cycles.

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Economic Dependence and Changes to Contracts

Spinco's business is not dependent on any contract to sell the majority of its products or to purchase the majority of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends. It is not expected that Spinco's business will be affected in the current financial year by the renegotiation, amendment or termination of any contracts or subcontracts.

Employees

As of the date of this Circular, Spinco has no full-time employees or contractors. Following the Arrangement, management responsibilities will remain with Spinco. However, since the operations of the Winston Property are based in the United States, employees and contractors will be engaged by Sierra. Upon completion of the Arrangement, Sierra plans to employ one (1) full-time employee and one (1) part- time employee and will also engage a combination of full-time and part-time contractors through independent consulting agreements.

Foreign Operations

The Winston Property is located in the United States. As such, Spinco's operations and investments may be affected by local political and economic developments, including expropriation, invalidation of government orders, permits or agreements pertaining to mineral or property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Environmental Protection

Spinco's operations on the Winston Property are subject to regulation under, among other things, the 1993 New Mexico Mining Act and the related rules that are administered by the Mining and Minerals Division of the New Mexico Energy, Minerals and Natural Resources Department. Both the Bureau of Land Management ("BLM") and U.S. Department of Agriculture, Forest Service ("USFS") require permits for mineral exploration, including drilling activities. There are several layers of approval, including environmental review, environmental impact assessment, reclamation obligations and mitigation measures, for any mining operations.

The BLM may require consultation with other federal, state, and local agencies for any financial guarantees for reclamation. A bond covering the full amount of estimated land reclamation costs, including costs for stabilization, re-vegetation and other environmental restoration tasks, must be posted after drilling or mining activities are completed. If a National Environmental Policy Act review is triggered, an environmental assessment, or in the case of larger more impactful projects, a full environmental impact statement, may be required.

There are often requirements for cultural and environmental compliance under the Endangered Species Act and section 106 of the National Historic Preservation Act. The BLM must consult with the State Historic Preservation Office to ensure that cultural resources, such as archaeological sites, are not adversely impacted which could require an archaeological survey before approval.

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Spinco's operations generally will require approval by appropriate regulatory authorities prior to commencement and any failure to comply with regulations could result in fines and penalties. More specifically, all drilling activities will be carried out under approval and protocols of the Cultural Resources Office, Environmental Compliance Office and the Office of the State Engineer of New Mexico.

Spinco conducts its mineral exploration activities in compliance with applicable environmental protection legislation, such as the 1967 New Mexico Water Quality Act. Spinco is not aware of any existing environmental problems related to any of its properties that may result in material liability to Spinco. See in this Schedule "K", "Risk Factors — Government Regulation" and "Risk Factors — Environmental, Aboriginal and Permitting".

Reorganizations

The purpose of the Arrangement is to reorganize Foremost and its assets and operations into two (2) separate companies: Foremost and Spinco. Upon completion of the Arrangement, Shareholders on record as of the close of business on the Distribution Record Date will become shareholders in both Foremost and Spinco and will receive one (1) New Foremost Share and two (2) Spinco Shares for each Foremost Share held by such Shareholder immediately prior to the Effective Date. For a detailed description of the effects of the Arrangement see "Approval of the Plan of Arrangement and Related Matters – Principal Steps of the Arrangement" in the Circular.

Other than the Arrangement, there have been no material restructuring transactions of Spinco within the three (3) most recently completed financial years or completed during or proposed for the current financial year.

Three Year History

Subsequent to the Year Ended March 31, 2024

On July 19, 2024, Spinco was incorporated under the BCBCA as a wholly owned subsidiary of Foremost.

On July 29, 2024, Spinco entered into the Arrangement Agreement with Foremost in relation to the Arrangement, which was amended and restated on November 4, 2024.

Total Available Funds

Pursuant to the terms of the Arrangement Agreement, assuming completion of the Arrangement and the consumption of the Spinco Loan, and all anticipated expenses of the Arrangement to be funded by Foremost, it is anticipated that Spinco will have available cash of approximately $677,450 upon completion of the Arrangement.

Principal Purposes of Funds Available

The following table summarizes expenditures anticipated by Spinco required to achieve its business objectives during the twelve (12) months following completion of the Arrangement and the proposed listing of the Spinco Shares on the CSE. Please see the heading "Mineral Properties Matters – Current Exploration and Development Plans" for a detailed breakdown of the funds used during the Phase 1 Exploration Program.

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Principal Purpose	Amount
Phase 1 Exploration Program (1)	$253,850
Professional fees for Corporate Secretary and paralegal services	$36,000
Legal fees	$48,000
Consulting and contracting fees including accounting	$50,000
Audit fees	$24,000
Office expenses	$5,000
Website hosting and IT expenses	$3,600
Transfer agent fees	$12,000
Monthly royalty payments for the Ivanhoe/Emporia Claims	$23,000
Exchange fees	$22,000

Notes:

1.	Please see the heading "Mineral Properties - Current Exploration and Development Plans" for more information on the Phase 1 Exploration Program.

Spinco intends to spend the funds available to it as stated in the table above. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for Spinco to achieve its objectives or to pursue other exploration and development opportunities. See "Risk Factors" in this Schedule "K".

MINERAL PROPERTIES

Winston Property

Following the Arrangement, the Winston Property will be material to Spinco within the meaning of NI 43- 101.

Source of Information and Data

The scientific and technical information with respect to the Winston Property contained in Schedule "K" is derived from the Winston Property Report, a technical report titled "Technical Report for the Winston Gold-Silver Project: Sierra County, New Mexico, USA" with an effective date of November 4, 2024, was authored by Jocelyn Pelletier, Msc, SEG-F, P.Geo and Michael N. Feinstein, CPG, PhD.

The technical information in this Schedule "K" has been updated with current details where applicable. Capitalized terms used in this summary but not defined herein have the meanings assigned to them in the Winston Property Report. The full text of the Winston Property Report has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on Foremost's SEDAR+ profile at www.sedarplus.ca. The information provided here is based on assumptions, qualifications, and procedures not fully described in this summary. Readers are encouraged to consult the full text of the Winston Property Report for a comprehensive description of the Winston Property.

Michael N. Feinstein, CPG, PhD and Jocelyn Pelletier, Msc, SEG-F, P.Geo, have reviewed and approved the scientific and technical geological content and interpretation in respect of the Winston Property information contained in this Schedule "K". Michael N. Feinstein, CPG, PhD and Jocelyn Pelletier, Msc, SEG-F, P.Geo are each considered, by virtue of their education, experience and professional association, to be a "qualified person" for the purposes of NI 43-101. Jocelyn Pelletier is considered to be independent of Spinco within the meaning of NI 43-101. Michael N. Feinstein, CPG, PhD is not considered to be independent of the Company and Spinco within the meaning of NI 43-101 for purposes of the Winston Property Report.

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Readers are reminded that the conclusions of the Winston Property Report are preliminary in nature and may include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Readers are further cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Property Description, Location and Access

Overview

The Winston Property is located in northwestern Sierra County, New Mexico, approximately 45 miles (72.4 km) northwest of the town of Truth or Consequences and it is coincident with the 18.0-mile-long north- south by 8.0 mile wide east-west (19.3 km long by 9.7 km wide) Chloride Sub-District which is a part of the Black Range District. At the time of the Circular, subject to certain underlying royalties, Foremost controls a 100% interest in the Winston Property, through its wholly owned subsidiary Sierra, an exploration stage company in the State of Nevada. Following the completion of the Arrangement, Sierra will be wholly owned by Spinco and Spinco will therefore indirectly control the Winston Property.

Figure 1. Location of the Winston Property in New Mexico.

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The Winston Property is in sections 27, 33, 34, and 35 of Township 9 South, Range 9 West, and sections 2, 3, 4, 10, 15, 16, 21, and 22 of Township 10 South, Range 9 West, New Mexico Principal Meridian (Figure 3). It is about 21 road kilometers (15 miles) northwest of Winston, New Mexico, 60 air kilometers (40 miles) northwest of Truth or Consequences, and about 200 air-kilometers (140 miles) southwest of Albuquerque, New Mexico. The center of the Winston Property is approximately latitude 33.46° N, longitude 107.74° W.

The Winston Property currently consists of lode claims in sections 19 and 30 of T13N R3W and sections 1 and 12, T13N, R4W, New Mexico State Meridian. The Winston Property is on public lands, the west half on land managed by the U.S. Department of the Interior, BLM, and the east half on land administered by the USFS.

Figure 2. Winston Property (yellow ellipse) regional location map, showing the north end of Chloride Sub-District. Porphyry Copper Deposit (PCD) in blue circles; Base-Metal CRD Districts in purple rectangles; epithermal precious metals in red rectangles.

Claims Ownership History

At the time of this Circular, Sierra is the outright owner of the Winston Property with no underlying interests in its staked lode claims or the Little Granite Claims, with the exception of the two (2) patented Ivanhoe/Emporia Claims.

In October 2014, Foremost entered into an option agreement with Redline Minerals Inc. ("Redline Minerals") and its U.S. subsidiaries (together with Redline Minerals, "Redline") to acquire up to an 80% interest in 102 unpatented lode mining claims in the Winston Property, in addition to the four (4) Little Granite Claims and Ivanhoe/Emporia Claims. In April 2017, Foremost, through Sierra, entered into a definitive purchase agreement with Redline to acquire all of Redline's rights, title and interest in and to the Winston Property (the "Redline Purchase Agreement"). The terms of this agreement closed on May 17, 2017, thereby extinguishing any remaining obligations to Redline for an aggregate of $240,000 and 88,000 Foremost Shares valued at $341,500.

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Little Granite Claims

In accordance with the terms and conditions of the Redline Purchase Agreement, Redline agreed to sell and convey the Little Granite Claims for the purchase price of US$500,000, of which US$434,000 remained due owing to the Silver Rose Corporation ("Silver Rose") upon closing on May 17, 2017. In October 2022, Foremost, together with Sierra, successfully negotiated the final cash payment required to exercise its option on these claims down to US$75,000, through the issuance a non-interest-bearing promissory note to Silver Rose during the year ended March 31, 2023. US$25,000 was repaid by Foremost during the year ended March 31, 2024. As at March 31, 2023, US$50,000 remained payable. The promissory note was due on October 15, 2023, and was fully paid by Foremost on behalf of Sierra during the year ended March 31, 2024. The Little Granite Property was acquired for an aggregate consideration of US$186,000, versus aggregate consideration of US$434,000 under the original terms. There are no encumbrances on the four (4) unpatented Little Granite Claims.

Ivanhoe/Emporia Claims

In accordance with the terms and conditions of the Redline Purchase Agreement, Redline agreed to sell and convey the Ivanhoe/Emporia Claims for the purchase price of US$500,000, of which US$361,375 remained due owing to the Robert Howe Educational Trust ("RHET") upon closing on May 17, 2017. To complete the acquisition, Foremost and Sierra agreed to pay RHET any outstanding balance owing on the original US$500,000 purchase price in the form of a monthly royalty equal to the greater of the minimum monthly royalty or production royalty determined in accordance with the below table:

As of June 30, 2024, US$283,184 remained owing on the Ivanhoe/Emporia Claims which may be satisfied in the form of monthly payments, or a lump-sum payment. The Company and RHET have agreed to monthly payments due at the first of each month of US$1,400 to pay the remaining amount owing. The permanent production royalty of a two percent (2%) net smelter royalty on all materials mined will be the only remaining encumbrance on the Ivanhoe/Emporia Claims when the purchase price is paid in full.

In the event that that Sierra is in default of the monthly payments, RHET may give Sierra written notice of such default. Upon receiving written notice, Sierra shall have ninety (90) days, or such longer period as the parties may agree in writing, to cure the default. Should Sierra fail to correct such default within such time, the agreement can be terminated by RHET. Sierra remains in good standing with RHET as of the date of this Circular. Provided that the agreement is terminated, the RHET may retain all prior payments and the claim.

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On April 23, 2021, Foremost announced that it had completed staking new claims, increasing the Winston Property to an aggregate of 149 claims. It subsequently decided to not renew seven of the newly staked claims the following year. On October 17, 2023, Foremost announced it had extended its land holdings by staking seven additional claims at the north end of the Winston Property, resulting in once again, an aggregate total of 149 total claims. The purpose was to secure a more solid holding of the northern extension of the PayMaster Fault, a structural trend known for historic gold deposits (Minnehaha-New Republic, Ivanhoe, Dreadnaught, U.S. Treasury, St. Cloud).

The Winston Property covers 1,229 hectares (3,037 acres) in the Black Range District/Chloride Sub-District of central New Mexico. All Winston Property claims are current, active and in good standing at the time of the Winston Property Report. At the time of the report, all claims are registered under the name of Sierra.

Figure 3. Winston Property Lode Mining Claim Map.

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Access

Figure 4. Winston Property Local Access.

The Winston Property is located 12.5 road-miles northwest of Winston, New Mexico. To access the Winston Property from the town of Truth or Consequences, travel west on NM Highway 52 for about 9.2 miles (14.8 km) to the town of Winston, continue past the general store/gas-station and turn right (north) for 9.0 miles (14.4 km) to intersection with Highway 59, and turn left toward Poverty Creek. Approximately 3.0 miles after turning onto Highway 59, the road drops down from a plateau and curves around to follow a stream, this is essentially the eastern limit of the Winston Property; There are numerous dirt roads, prospect pits, and several historic producing mines in this area. The Winston Property was originally accessed via a 10-mile dirt road along Turkey Creek to the historic Grafton Post Office. This original access road intersects NM Highway 52 just 1.7 miles north of the town of Winston. All of the Winston Property claims are located within the Gila National Forest and are under the management of the USFS. The Winston Property was originally accessible via a 10-mile dirt road up the Turkey Creek stream bed that intersects highway 52 which is 1.7 miles (2.7 km) north of the small town of Winston.

Ability to Perform Work, Local Resources and Infrastructure

The climate and physiography of the Winston Property are favorable to developing long-term, year-round operations. Normal weather and climate of the area is not anticipated to hinder year-round access or interfere with exploration and mining activities.

Other than a nearby county-maintained gravel access road, abandoned mining roads, and dirt trails, infrastructure on the Winston Property is negligible. Water resources on the Winston Property are currently unknown and it may be necessary to purchase water or water rights from one of the local farmers if development proceeds. Water for drilling can be purchased locally and hauled to the site. Major power lines traverse the general area and spur lines can be built to bring grid power to the site. Surface water is scarce but historical tests have demonstrated that there is an adequate supply of ground water which Spinco will be able to verify, prior commencement of a drill program, once on site.

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Since the location, size of the deposit, and the type of processing facility required are not yet known, the development footprint for a mine at the Winston Property is also unknown. However, there is sufficient space to operate and underground mining operation and a processing facility to the East in the flats of the Winston graben.

Drill rigs would likely need to come from Tucson or Phoenix, Arizona or other locations in the western U.S. Mining is a common occupation in the area with small to world class mines operating in New Mexico over the past several decades. It is anticipated that a well-trained and experienced mining workforce, available in Arizona, Nevada, and Utah would flow to the Winston Property as needed.

Climate and Physiography

The Winston Property is located at an elevation of about 7,100 feet (2,165 meters); elevations on the property range from 6,900 to 7,600 feet (2,100 to 2,320 meters). The slopes are covered with pines and oaks. The area of the Chloride Sub-District is classified as a semi-arid region with a mean precipitation rate of 12 to 15 inches (30.5 to 38.1 cm). Most rainfall is observed in thunderstorms in July and August and a late summer-early fall monsoon is commonly in effect. The torrential rainfall results in flash floods in the narrow creeks and canyons and can cause serious temporary travel hazards. Temperatures are generally moderate and range from an average low of 20º to 35º F (-7 º to +2º C) in the winter to a high of 85º to 95º F (29º to 35º C) in the summer. However, exceptional extremes of -25º and 100º F (-32º to 38º) have been recently recorded. Overall, the climate is mild and would not hinder year-round exploration or mining operations at the Winston Property.

The Winston Property is moderately rugged with elevations ranging from 6,800 to 7,900 feet (~2,073 to 2,409 m). Approximately 1.5 miles (~2.4 km) to the west, Sawmill Peak is 8,400 feet (~2,561 m) high. The hamlet of Winston lying 10 miles (~16.1 m) to the south has an elevation of ~6,000 feet (~1,829 m). The mountains are generally composed of flat-lying volcanic rocks which are thoroughly dissected by steep drainages of several hundred feet. They are usually covered by overall sparse vegetation typically comprised of range grasses, scrub oak, pinion shrubs, and alligator-bark juniper trees.

Environmental Liability

Several historic mine workings are found on the Winston Property. Some of these have been fenced and stabilized but several are open and may present a hazard to workers and the public. There is an unknown risk of ground or surface water contamination associated with the workings and their waste piles. The historic workings are normally not considered an environmental liability to the current claimant. However, if they pose a significant risk to recreationists and other members of the public, they should be fenced and posted with warning signs to avoid potential liability issues.

If the Winston Property proceeds to development, a remediation plan to contain any mine drainage from the historic workings would likely be required as a condition of any operating permits issued by the BLM, USFS, or New Mexico state agencies.

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Operational Permits and Jurisdictions

The Winston Property is located on open federal land managed by the USFS, Black Range District. Geologic mapping, soil and rock sampling, and other low-impact activities can be conducted without specific permits on a casual use basis. Any road or trail construction used for mechanized equipment, drilling, or trenching will require a permit.

With mixed jurisdictions, the agency where most of the work will be conducted will usually be the lead agency for the permits. The permitting process begins with a plan of operation ("POO") filing with the USFS supervisor. All disturbance on Gila National Forest land is conducted under a POO. Approval of a POO will come with restrictions to protect biological, historical, or archeological resources. A performance bond is required to ensure the required reclamation work is done. The use of any excavation equipment, road repair, or drilling will require a POO permit from the USFS.

Special-use Permit

When an applicant intends to make use of USFS lands for business purposes, an application must be submitted to the local USFS office for assessment. The bond related to such a permit varies depending on cost recovery for monitoring costs, land use fee and other associated costs to do with environmental impacts. The USFS is the administrator of surface rights in the Gila National Forest and the primary contact for surface use, while the mineral rights are administered by the BLM.

USFS Plan of Operation

This type of permit is for roads and drilling related activities that cause less than 5 acres of surface disturbances and costs US$1,000 to be filed. A detailed work program is filled out on a New Mexico state form and submitted to the New Mexico Mining and Minerals Division of the Energy, Minerals and Natural Resources Department and USFS, who then contact other concerned agencies. The review process for approval can generally take three (3) to six (6) months. Upon approval, a bond must be posted in accordance with the amount of disturbance anticipated. Spinco expects the bond amount to be approximately US$74,000 for the type of drilling program and disturbance it will carry out. A general permit for US$50 may also be filed if the disturbance is less than 2 acres in size and does not impact wetlands, ground water or cultural lands.

New Mexico Office of the State Engineer-Permit

A permit will be required for an exploratory drill hole that may penetrate the water table, with requirements to cement the entire borehole upon completion.

For general exploration and prospecting activities that do not require mechanized equipment, no permit is required. Spinco does not require any permits for the type of exploration currently being undertaken but will require a permit for drilling operations, once drilling is commenced.

All types of permits are valid for one (1) year from the commencement of operations.

Significant Risk Factors

Neither Michael N. Feinstein, CPG, PhD nor Jocelyn Pelletier, Msc, SEG-F, P.Geo are aware of any significant factors or risks that may affect access, title, or the right or ability to perform work on the Winston Property. Because the claims are located on the Black Range District of the Gila National Forest, a POO needs to be filed along with the associated biological and archeological review requirements.

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Current exploration is limited to non-mechanized methods/techniques. In other jurisdictions, the USFS has taken a year or more to approve even simple POO including a "Categorical Exclusion" permit for small operation (less than 1 mile of road building and limited disturbance for drill pads or trenching). Full POO's can take up to two (2) years to be approved.

Since the access roads shown on the topographic maps of the Winston Property have been officially decommissioned by the USFS, the area of the claims is officially "Roadless" so an application to open the roads and build drill sites will trigger a higher level of environmental scrutiny with the potential for access limitations. Depending on the outcome of wildlife studies, limitations will likely be placed on when and what sort of exploration activities will be allowed.

Historic Exploration and Drilling

The Chloride Sub-District, originally known as the Apache District, saw a boom of activity after initial discovery in 1880. The silver crash of 1892 resulted in many of the mining operations closing. There was a brief burst of production and exploration in the 1920s but the 1980s saw a revived interest in gold and silver when Getchell Gold actively evaluated the district, leading to the formation of the St. Cloud Mining Company which exploited the U.S. Treasury/St. Cloud mines in the south of the district. Numerous explorers have focused on singular veins within the Winston Property, but a district scale exploration program has never been completed in this area. Numerous ore-shoots have been confirmed from historic workings and geological mapping has identified additional structural zones which display ore-shoot quartz texture indications consistent with mineralization throughout the district.

The primary period of production was from 1882 to 1893 and was curtailed by the Great Silver Panic of 1893 (the "Great Silver Panic"). A revival of exploration, re-development, and production in the 1970s and 1980s included at least six (6) major mining companies as well as a plethora of smaller ones and local entrepreneurs. Single claims to claim blocks comprising hundreds of claims were leased, staked, prospected, and in some cases, drilled. In the northern Chloride Sub-District, the Emporia and Ivanhoe Mines, as well as the near-by Occidental, Minnehaha, and Great Republic Mines were among some that produced gold-silver through 1987. Mining throughout the Chloride Sub-District primarily ceased due to the decline in the price of silver and gold - not for a lack of significant mineralization. As an example, un- developed mineralization defined by historical channel sampling and very limited drilling still exists, thus suggesting that significant mineralized material remains un-mined.

The first silver mineralization in what became the Chloride area was discovered in 1879. Among the earliest claims staked were the Ivanhoe/Emporia Claims having been respectively located in 1880 and 1886. Subsequently, prior to 1934, over 400 prospects and mines were developed in steeply-dipping supergene-enriched silver-gold-bearing quartz veins occupying fissures and faults within tertiary andesite host rocks. These veins variably display northerly, northwesterly, northeasterly and easterly strikes, are up to 8.0 feet wide, and can be traced for several miles (Lovering and Heyl, 1989). The exploitation of them was primarily between 1879-1893 and 1901-1931; the period of greatest production was from 1886 to 1893. Between 1879 and 1931 approximately 6.3 million ounces of silver were produced within all of Sierra County, New Mexico (Harley, 1934). The total value of silver, gold, copper, lead, and zinc was largely obtained from a few large mines in the Chloride, Hermosa, and Kingston Sub-Districts of the Black Range District and was in excess of US$20 million (Lovering and Heyl, 1989). Approximately US$1.0 million of this total production prior to 1980 is attributable to the Grafton-Phillipsburg area in northern portion of the Chloride Sub-District that now coincides with the Winston Property (Lovering and Heyl, 1989).

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A drill program supervised by Dewitt in 1984 intersected vein material 5.78 to 11.82 feet (1.8 m to 3.6 m) thick in pierce points 165 feet (~50.3 m) apart situated in the immediate area of the old mine workings at depths of between 150 and 300 feet down-dip. No lithologic logs or drill site location maps whatsoever are available or known to exist, only pierce point locations relative to surface work exposures are provided. The work was not carried out under supervision of a qualified person for the purposes of NI 43-101. The assaying sampling, and quality assurance and pre quality control ("QA/QC") protocols are unknown, and therefore cannot be relied upon. These results are presented as historical information only. The site visit confirmed the location of the main infrastructure mentioned in the De Witt report. Several possible old drill sites were located, along with fragments of small diameter (AX or similar) size diamond drill core. The mine decline on the north side of Turkey Creek driven subsequent to the De Witt (1984) report was inspected.

Ivanhoe Mine Historical Drill Results

Historical mining in most cases ceased due to the decline in the historical price of silver and gold. Most records relating to the estimated grades and/or tonnages of the Ivanhoe Mine mirror those stated in independent reports between 1940 and 1989 found for the adjoining Emporia mine (Van Dolah, 1940); Entwhistle, 1948; Entwhistle, 1948; and Daffron, 1978). This includes the high quality of raw data as well as lack of specific location and detailed calculations for the amount of mineralization stated to exist. Additionally, a single record documents the tenor of mineralization stockpiled in 1887 (Schmidt, 1953). Subsequent much later evaluations by larger companies such as Western Nuclear (Ristorcelli, 1980) and Goldfield Corporation (Freeman, 1986; Freeman 1989) are more detailed regarding their calculations of the mineralization present. Historic results are not verifiable; while they are considered to be generated by reliable authors, they should be used with caution. All historical reports of resources and reserves, including statements of grades associated with sampling, production, tonnages, widths, and lengths, do not satisfy NI 43-101 standards and should not be relied upon. The various data sets provide a valuable window into exploration targets within the Ivanhoe Mine vein system; see Table 1 Jackson (2012).

Table 1. Exploration target for Emporia Mine, New Mexico (based on Entwhistle, 1944; 1948; Ristorcelli, 1980; Freeman, 1986, 1989).

Mine	Exploration Target Size (tons)	Au (opt)	Ag (opt)	Au+ Ag	Sample Size	Reference
Ivanhoe	14,500 to 150,000	0.01 to 1.68	0.26 to 60.5	NR	52 channel + 6 dump samples	Entwhistle (1944) Entwhistle (1948)
Ivanhoe	22,680 to 150,000	0.008 to 0.060	6.44 to 11.47	NR	55 channel samples + dump samples	Freeman, 1986 Freeman, 1989

*The estimated potential of the quantity and grade of the mineralization listed above is conceptual in nature and there has been insufficient exploration to define a mineral resource using current guidelines. Additionally, it is uncertain if further exploration will result in the targets being delineated as a mineral resource. The expressed potential of the targets is based on the results of extensive historical underground channel sampling and bulk sampling of surface dumps.

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Emporia Mine Historical Drill Results

The Ivanhoe/Emporia Claims each contain a past producing gold-silver mine, under the same names. High grade deposits of silver and gold were discovered in 1880 when the Chloride District saw a rush of miners and prospectors and the area was a major producer until the 1893 crash in the silver price. Little production or modern exploration has occurred since.

Written records of the estimated grades and/or tonnages of the Emporia Mine are only available for the period between 1940 and 1989 even though production is documented as early as 1887 (Schmidt, 1953). Most evaluations of the mineralization were made by consulting geologists and mining engineers assumedly for the mine operator or un-named clients with an interest in purchasing the claims; these include the reports of the Van Dolah (1940), Entwhistle (1948) and Daffron (1978). Although, the work on all of the preceding mines is thorough and the lengths and assays of the actual channel sample on which grade and tonnage estimates are given, the location, construction, and calculation of the respective blocks of mineralization is not available and thus cannot be classified as a historical resource or reserve. Later work by significant companies such as Western Nuclear (Ristorcelli, 1980) and Goldfield Corporation (Freeman, 1986; Freeman 1989) generally display their systematic calculations, but maps of the location of the mineralized blocks are still lacking. Nonetheless, estimates based on the data regardless of a company's size provides an important in-sight into exploration targets within the Emporia Mine vein system. See Table 2.

Table 2. Exploration target for Emporia mine, New Mexico (based on Entwhistle, 1944; 1948; Ristorcelli, 1980; Freeman, 1986, 1989).

Mine	Exploration Target Size (tons)	Au (opt)	Ag (opt)	Au+ Ag	Sample Size	Reference
Emporia	74,500 to 200,000	0.01 to 0.96	0.14 to 169.28	NR	44 channel samples	Entwhistle (1944) Entwhistle (1948)
Emporia	120,000 to 200,000	0.102 to 0.188	4.62 to 11.07	NR	18 channel samples + 4 dump samples	Ristorcelli (1980)
Emporia	98,385 to 200,000	0.050 - 0.0752	3.45 - 4.27	NR	80 channel + 14 underground samples	Freeman (1986), Freeman (1989)

*The estimated potential of the quantity and grade of the mineralization listed above is conceptual in nature and there has been insufficient exploration to define a mineral resource using current guidelines. Additionally, it is uncertain if further exploration will result in the targets being delineated as a mineral resource. The expressed potential of the targets is based on the results of extensive historical underground channel sampling and bulk sampling of surface dumps.

Combined Emporia and Ivanhoe Mine Historical Drill Results

Historic work did not separate the respective sampling data for the Emporia and Ivanhoe Mine. This includes that obtained by consultants preparing reports for small companies (Van Dolah, 1940; Entwhistle, 1948) as well as the geologists for larger companies (Ristorcelli, 1980; Freeman, 1986). Since the mineralization has been mined and milled as a consolidated unit, these data suggest exploration targets as summarized in Table 3.

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Table 3. Exploration target for combined Emporia and Ivanhoe Mines, Sierra County, New Mexico (based on Entwhistle, 1944; Entwhistle, 1948; Ristorcelli, 1980; Freeman, 1986; and Freeman, 1989). Exploration target for Little Granite Mine, Sierra County, New Mexico (based on Eveleth, 1980 and DeWitt, 1984).

MINE	EXPL TGT SIZE (tons)	AU (opt)	AG (opt)	AU + AG	BASIS OF ESTIMATE	REFERENCE
Emporia &	8,704 to	0.146	4.46 to	NR	7 composite bulk dump samples	Daffron (1978)
Ivanhoe	350,000	to	15.75		from 64 pits
		0.248
Emporia &	191,000	0.005	1.93 to	NR	18 channel	Lemback (1978)
Ivanhoe	to	to	39.00		samples + 22 channel samples	Ristorcelli (1980)
	350,000	2.470
Emporia &	16,566 to	0.055	6.23 to	NR	94 channel	Freeman (1986)
Ivanhoe	121,066	to	7.77		samples + 55 channel samples	Freeman (1989)
		0.056

*The estimated potential of the quantity and grade of the mineralization listed above is conceptual in nature and there has been insufficient exploration to define a mineral resource using current guidelines. Additionally, it is uncertain if further exploration will result in the targets being delineated as a mineral resource. The expressed potential of the targets is based on the results of extensive historical underground channel sampling and bulk sampling of surface dumps.

The Little Granite Mine (Little Granite Claims) Historical Results

Seven (7) core holes over the 1,700-foot (518 m) strike length of the most productive of three veins at the Little Granite Claims were undertaken in 1984 by a geologic consultant (DeWitt, 1984). Earlier, a series of vein and dump samples were collected and evaluated (Eveleth, 1980). Based on both sets of data and calculations, exploration targets are as listed in Table 4.

Table 4. Exploration target for Little Granite Mine, Sierra County, New Mexico (based on Eveleth, 1980 and DeWitt, 1984). Collar details and assay data from 1984 Little Granite Mine Diamond Drilling Program, Sierra County, New Mexico (compiled from Dewitt, 1984).

MINE	EXPL TGT SIZE (tons)	AU (opt)	AG (opt)	AU + AG	BASIS OF ESTIMATE	REFERENCE
Little Granite	150,000 to 300,000	0.050 to 0.120	7.3 to 15.6	NR	Un-determined number of vein and dump samples	Eveleth (1980)
Little Granite	165,603 to 300,000	0.005 to 11.421 Au	<0.05 to 182.69	NR	Seven DDH along strike length of 1700 feet	DeWitt (1984)

*The estimated potential of the quantity and grade of the mineralization listed above is conceptual in nature and there has been insufficient exploration to define a mineral resource using current guidelines. Additionally, it is uncertain if further exploration will result in the targets being delineated as a mineral resource. The expressed potential of the targets is based on the results of extensive historical underground channel sampling and bulk sampling of surface dumps.

Little Granite Historic Drilling

A drill program supervised by Dewitt in 1984 intersected vein material 5.78 to 11.82 feet (1.8 m to 3.6 m) thick in pierce points 165 feet (~50.3 m) apart situated in the immediate area of the old mine workings at depths of between 150 and 300 feet down-dip. No lithologic logs or drill site location maps are available or known to exist, only pierce point locations relative to surface work exposures are provided. Hole details and assay results from this program are provided in Table 5.

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The work was not carried out under supervision of a qualified person for the purposes of NI 43-101. The assaying sampling, and QA/QC protocols are unknown, and therefore cannot be relied upon. These results are presented as historical information only.

Table 5. Collar details and assay data from 1984 Little Granite Mine Diamond Drilling Program, Sierra County, New Mexico (compiled from Dewitt, 1984).

Hole	Azimuth	Inclination	From	Interval	True Width	Assay
			Feet	Feet	Feet	Au (oz/ton)	Ag (oz/ton)
LG-1	252°	-78°	257	15.0	9.64	0.596	0.15
LG-2	0	-90°	216	16.0	10.28	1.256	0.81
LG-3	274°	-80°	193.5	14.0	9.0	2.346	3.82
LG-4	0	-90°	221	18.0	11.57	0.021	0.44
LG-5	0	-90°	139	9.0	5.78	0.985	0.65
LG-6	283°	-81°	190	17.0	11.82
			4 samples of unknown individual lengths			0.278	7.95
						0.1	5.2
						0.02	2.1
						0.05	0.2
LG-7	270°	-79°	441.5	14.5	9.32
			3 samples of unknown individual lengths			0.576	0.15
						0.18	<0.05
						0.546	<0.05

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Figure 5. Little Granite Historical Drill Map Location.

Regional Mining History

The primary period of production was from 1882 to 1893 and was curtailed by the Great Silver Panic. A revival of exploration, re-development, and production in the 1970s and 1980s included at least six (6) major mining companies as well as a plethora of smaller ones and local entrepreneurs. Single claims to claim blocks comprising hundreds of claims were leased, staked, prospected, and in some cases, drilled. In the northern Chloride Sub-District, the Emporia and Ivanhoe Mines, as well as the near-by Occidental, Minnehaha, Great Republic Mines were among some that produced gold-silver through 1987. Mining throughout the Chloride Sub-District primarily ceased due to the decline in the price of silver and gold - not for a lack of significant mineralization. As an example, un-developed mineralization defined by historical channel sampling and limited drilling still exists, thus suggesting that significant mineralized material remains un-mined.

The first silver mineralization in what became the Chloride Sub-District was discovered in 1879. Among the earliest claims staked were the Ivanhoe/Emporia Claims having been respectively located in 1880 and 1886. Subsequently, prior to 1934, over 400 prospects and mines were developed in steeply-dipping supergene-enriched silver-gold-bearing quartz veins occupying fissures and faults within tertiary andesite wall rock hosts. These veins variously display northerly, northwesterly, northeasterly and easterly strikes, are up to 8.0 feet wide, and can be traced for several miles. The exploitation of them was primarily between 1879-1893 and 1901-1931; the period of greatest production was from 1886 to 1893. Between 1879 and 1931 approximately 6.3 million ounces of silver were produced within all of Sierra County, New Mexico. The total value of silver, gold, copper, lead, and zinc was largely obtained from a few large mines in the Chloride, Hermosa, and Kingston Subdistricts of the Black Range District and was in excess of US$20 million. Approximately US$1 million of this total production prior to 1980 is attributable to the Grafton-Phillipsburg area in northern portion of the Chloride Sub-District that now coincides with the Winston Property.

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A drill program supervised by Christopher B. Dewitt in 1984 intersected vein material 5.78 to 11.82 feet (1.8 to 3.6 meters) thick in pierce points 165 feet (~50.3 m) apart situated in the immediate area of the old mine workings at depths of between 150 and 300 feet downhole. No lithologic logs or drill site location maps whatsoever are available or known to exist, only pierce point locations relative to surface work exposures are provided. The work was not carried out under supervision of a "qualified person" for the purposes of NI 43-101. the assaying sampling, and QA/QC protocols are unknown, and therefore cannot be relied upon. Field visits, completed by Foremost, have confirmed the location of the main infrastructure mentioned in the De Witt report. Several old drill sites were located, along with fragments of small diameter (AX or similar) size diamond drill core. The mine decline on the north side of Turkey Creek was inspected and sampled.

The Little Granite Claims and Ivanhoe/Emporia Claims saw sporadic technical work performed sporadically through the 20th century, primarily focused on milling and metallurgy, however the little amount of exploration work performed was poorly documented, with the exception of a small surface exploration program by Redline Resources Inc. ("Redline Resources") in 2012.

While there have been estimates done of the potential quality and grade of the mineralization at the Little Granite Claims and Ivanhoe/Emporia Claims, all of the work was conceptual in nature and there has been insufficient exploration to define a mineral resource using current guidelines. The expressed potential of the targets was based on the results of extensive historical underground channel sampling and bulk sampling of surface dumps.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Winston Property is located along the west flank of the Rio Grande rift, where the rift is superimposed upon the older Mogollon-Datil volcanic domain. Tertiary volcanics associated with this domain dominate the stratigraphy of the Black Range District. The eastern boundary of the Winston Property mineralization is coincident with the Winston graben, an extensional basin in which sediments and local volcanics have accumulated since the late Oligocene.

Tectonic Setting

The Winston Property structural setting is composed of a network of faults and folds associated with Laramide compression. Richard W. Harrison attributed north-northeast-striking dextral strike-slip faults in the Black Range District to Laramide compressional tectonics and used some of the larger exotic blocks of limestone in the Black Range District to determine that at least 3,140 meters of dextral offset has occurred along the strike-slip faults.

Normal faults associated with Rio Grande rift extension offset all units, except for the post-Santa Fe Group ("SFG") alluvial deposits. The earliest expression of extension appears to be a set of northwest-striking veins and mineralized normal faults occurring just southwest of the town of Chloride. M. Bauman (unpublished report, cited in Harrison, 1986) obtained "K-Ar" ages from vein adularia of some of these mineralized zones, which ranged from 26.2 to 28.9 Ma. This late Oligocene age is consistent with the previous interpretation that initial graben subsidence began between the eruptions of the tuff of Little Mineral Creek and the Vicks Peak Tuff, at ~29 Ma. The small offsets of these early faults, generally less than a few hundred meters, is also consistent with the interpretation that initial subsidence was minor.

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Small offset faults can be found in outcrops of upper SFG strata, map patterns suggest the upper-middle SFG contact is offset by numerous faults, particularly at the south-central portion of the quadrangle. The largest normal fault lies at the base of the Black Range District, which in places juxtaposes Pennsylvanian strata against late Miocene upper SFG strata. This fault mainly strikes north to north-northwest, and locally trends northwest, where it is possibly reactivating an older late Oligocene structure. The next largest faults lie in the southeastern corner of the quadrangle, and locally juxtapose Eocene ignimbrites against Miocene middle SFG strata. These two faults strike north-northwest and have opposing dip directions and bound an intra-basinal horst. The highest density of normal faults occurs in the southeastern corner of the quadrangle, where numerous relatively small offset faults uplift Eocene- Oligocene volcanics along the Chise lineament to form the southern end of the graben. Normal faulting in the Winston graben appears to have continued into the Pliocene.

The Winston graben is located on the western margin of the Rio Grande rift in south-central New Mexico in an area of intense Neogene faulting. It is a symmetrical graben, 5 to 10 km wide, approximately 56 km long, and trends north-northwest to north-northeast. The structure is bounded by high-angle normal faults with about 2 km of stratigraphic separation across both margins. Most of its eastern boundary fault is believed to be a reactivated Eocene strike-slip fault. Northeast-trending accommodation zones (structural highs) terminate the graben at both north and south ends. Rocks exposed within the graben include Pennsylvanian and Permian sedimentary formations, several Eocene-Oligocene volcanic and volcaniclastic units, the upper Oligocene-Quaternary SFG, a Miocene andesite flow that is intercalated with the SFG and a Pliocene basalt flow. Boundary faults of the Winston graben have been inactive for at least the past 4.8 million years.

District and Property Geology

The Chloride Sub-District lies on the eastern slope of the Black Range District, which forms part of the eastern edge of the Mogollon plateau. Situated to the east is the Winston graben, a major north-south structure that parallels the Rio Grande Rift. Regional features that have influenced mineralization in the district include the Gila National Forest Cliff Dwellings caldera located to the west, the rhyolitic Moccasin- John flow-dome complex, Emory caldera to the south, and the Sheep Creek rhyolitic dome complex.

Within the Chloride Sub-District, proterozoic granite and metasedimentary rocks underlie approximately 1500 meters of Paleozoic sediments and up to 1900 meters of tertiary volcanic rocks. Outcropping Paleozoic sedimentary units include the Pennsylvanian Madera Formation and the Permian Abo Formation. The Madera Formation is a variably carbonaceous and cherty limestone interbedded with carbonaceous pyritic shale. The Abo Formation is a sandy, silty, shaly red bed sequence with minor strata- bound copper and uranium mineralization.

The oldest volcanic unit in the Winston Property is the Rubio Peak Formation. The Rubio Peak Formation overlies Paleozoic rocks with angular unconformity and is divisible into a lower, sediment-dominated sequence overlain by a volcanic-dominated sequence. Very large exotic blocks of Paleozoic rocks occur as landslide deposits within lower Rubio Peak Formation. Overlying the Rubio Peak Formation are Kneeling Nun Tuff, sandstone of Monument Park-Caballo Blanco Tuff-tuff of Koko Well, basaltic andesite of Poverty Creek, tuff of Little Mineral Creek-tuff of Stiver Canyon, and Moccasin John Rhyolite. Strike-slip faulting along north-northeast trends cut only the Rubio Peak Formation and older rocks. High-angle normal faults along north, northwest, north-northeast to northeast and east trends cut the entire stratigraphic section. Epithermal vein deposits occupy al fault trends.

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The tertiary stratigraphy is composed of the Rubio Peak Formation, Kneeling Nun Tuff, and a series of volcaniclastic, basaltic-andesitic and rhyolitic units. This section is dominated by the 37 Ma. Rubio Peak Formation which is part of the Mogollon-Datil volcanic field. Its 800 - 900 meter thickness is divided into two (2) sequences. The lower sequence consists mainly of volcaniclastic rocks and debris-flow breccias. The upper sequence is bimodal with compositions of quartz-latite to rhyolite ash flow tuffs and basaltic- andesitic lava flows with intercalated volcaniclastic sediments. Within the Chloride Sub-District, the Rubio Peak Formation unconformably overlies the Abo Formation and exposures of the Madera Formation occur as allochthonous blocks within the lower Rubio Peak Formation. These allochthonous blocks range in size from boulders to slabs up to 150 meters thick and 5 to 10 square kilometers in outcrop; they are interpreted to be gravity-slide blocks. The 35.2 Ma Kneeling Nun Tuff is a 170 - 200 meter thick, ash-flow tuff unit that unconformably overlies the Rubio Peak Formation. It is unconformably overlain by a series of volcaniclastic units: Caballo Blanco Tuff, Sandstone of Monument Park, and Tuff of Koko Well. These are overlain by a basaltic-andesite flow, more tuff units, and a rhyolite flow.

Faulting in the Chloride Sub-District is dominated by high-angle, normal faults occurring along north, north-east, and north-west trends. These faults are pre-, syn-, and post-mineralization in origin.

In 1910, Waldemar Lindgren visited the district and described the Ivanhoe-Emporia Veins thusly: "The Ivanhoe vein strikes about N. 23° E., apparently crossing some distance down the hill, another-the Emporia-which comes from the northwest." It is the belief of the miners that the two (2) veins come together some distance north of the camp, but this could not be verified. The vein varies in width from 1.2 to 3.6 meters and dips 70° E. The vein is partly free milling and also contains sulfides. The gangue consists of predominant quartz, with calcite and barite. The country rock is andesite and andesite breccia. Along the vein the rock is much altered. Silliman, who visited this mine in 1882, speaks of the Great Mother Lode as composed of a "vitreous and variegated copper, blue and green malachite, calcite, cerussite, free silver, silver chloride and gold in a quartzose gangue." Streaks of black mineral brilliant with free gold are found.

The vein is usually frozen to both walls and possesses in places a well-marked ribbon structure. The mineralized shoot is about 15 to 18 meters wide along the vein, with a well-marked pitch to the south. At the 30 meter level occurs a clearly defined watercourse lined with calcite. The mineralization occurs in small, irregular lens-shaped masses, and according to the miners is generally associated with the barite. The workings consist of a 82 meter tunnel and a winze, 87 meters deep, which starts about 50 meters from the portal. Levels extend out at intervals of 15 meters. Not much material is being taken out. It is said to assay 40 ounces in silver and $1 in gold to the ton and 1 to 2 per cent in copper (Lindgren, 1910).

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Figure 6. Regional Geologic Map by from the New Mexico Geological Survey, 2021. Winston Property location indicated by red rectangle.

Mineralization

The mineralization of the Winston Property is classified as low-sulphidation epithermal precious metal vein system. This style of mineralization has been thoroughly discussed in literature and responsible for many commercial gold and silver mining operations around the globe. Epithermal deposits form at shallow depths (typically less than 1.5 km) and relatively low temperatures (150-300°C). This type of mineralization occurs in extensional tectonic settings, often associated with volcanic or sub-volcanic rocks. The term "low-sulphidation" refers to the low sulfur content in the mineralizing fluids and the dominance of reduced sulfur species (H2S) rather than oxidized forms (SO2). These systems are characterized by the presence of quartz, adularia and carbonates alongside precious metals like gold and silver.

The formation of these deposits involves the interaction of meteoric waters with magmatic fluids. These fluids ascend through fractures and faults, often driven by the pressure of underlying magmatic activity. As the hydrothermal fluids rise and cool, they undergo boiling and/or mixing with cooler groundwater. This process leads to rapid changes in temperature and pressure, causing the precipitation of minerals. Boiling is a critical process in epithermal veins, as it leads to the loss of volatiles and destabilization of metal complexes, which in turn causes gold and silver to precipitate from the solution.

Mineralogically, low-sulphidation epithermal vein systems are distinguished by their gangue and accessory mineral assemblages. Gangue minerals typically include: quartz, chalcedony, adularia, and various carbonates such as calcite and rhodochrosite. The textures of these deposits are often banded, reflecting episodic fluid flow and mineral deposition within the veins. Quartz textures provide depth-level indicators. Geochemical zonation also occurs across the vertical profile, the precious metal horizon is to be targeted.

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Modern Exploration to Date

Michael N. Feinstein, CPG, PhD completed all the modern exploration pursuant to which a total of ten (10) separate visits to the Winston Property were completed. For the purposes of NI 43-101, Jocelyn Pelletier, Msc, SEG-F, P.Geo, as the independent qualified person responsible for the Winston Property Report, has thoroughly reviewed all the records, reports, and data, in addition to visiting the Project in November 2024.

Sampling Program

Michael N. Feinstein, CPG, PhD has visited the Winston Property area on 10 separate occasions since October 2020 and has spent more than three (3) months, cumulatively, on the Winston Property; most recently visited in September 2023. Jocelyn Pelletier, Msc, SEG-F, P.Geo visited the property for over two (2) days in 2024 and conducted a traverse of the claims along the Paymaster Fault and the Ivanhoe- Emporio and Little Granite Mines were also visited.

The project-scale sampling program consisted of prospecting, rock geochemical sampling, and geological mapping with particular focus on determining the structural controls of the silver-gold mineralization. Samples were collected throughout the project area to better understand the vertical expression of the epithermal system, identify the precious metal horizon, and define the areas of greatest economic interest; sample ranges which represent the program are included in Figure 6 below.

The results confirm that earlier reports of high-grade silver and gold values from historic workings have legitimacy and justify a major exploration program using modern methods to define the nature and size of mineralization. The additional property samples that are mentioned are deemed relevant due to their indicating the potential of additional ore-bearing structures within the project area.

Figure 7. Samples collected at Little Granite Ivanhoe/Emporia program; sample correspond to Figure 6 below from the Winston Property.

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Sample#	Comment	Mine	G/T GOLD	G/T SILVER

1670958	Sugary white quartz w patches of black sulphides	Emporia	46.10	366.0

1670959	amethyst vein and breccia w minor oxides	Emporia	0.02	1.0

1670960	banded vein w some red zones and minor ginguro	Emporia	44.90	517.0

1670957	banded comb quartz w calcite, oxides, dark gray zones	Ivanhoe	0.38	563.0

1670976	sugary quartz/adularia/calcite banded vein w black sulphide bands, up to 20% locally	Ivanhoe	4.82	1,670.0

1670977	layered comb amethyst w oxides and replacement textures	Ivanhoe	0.02	3.8

1670978	massive dark gray quartz w red oxide zone, some copper oxide	Ivanhoe	2.91	628.0

1670979	calcite breccia w chalcopyrite, included banded vein clast	Ivanhoe	0.47	383.0

1670980	layered chalcedony w black sulphide, minor calcite	Ivanhoe	26.80	940.0

1670981	qtz/adularia vein w green mustard oxide	Ivanhoe	1.30	849.0

1670962	comb amethyst/sugary quartz w red- orange oxides	L Granite	3.33	218.0

1670963	coarse comb quartz w calcite and bright green crystalline oxide	L Granite	7.97	189.0

1670964	dark grey mucky quartz vein phase, red-orange oxides with trace copper oxide	L Granite	6.43	525.0

1670990	comb quartz with red and black sulphide layers, rare variety on this dump	L Granite	0.41	690.0

1670992	Quartz with red-oxide fluff	L Granite	0.10	7.6

1670993	Qtz/adularia vein phase w minor orange oxides	L Granite	2.15	163.0

1670994	white banded coarse comb vein, dump background	L Granite	7.00	337.0

1670995	select high grade vein grab at LG haul tower	L Granite	66.50	2,940.0

Table 6. Mineralization Characterization samples collected from historic mine dumps, none omitted.

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Detailed sample results from each historic mine are listed in Table 6 above. The samples were obtained as part of the initial geological evaluation of the property, during which mine environs, workings and dumps were walked and inspected to collect representative samples of the different styles of mineralization. High grade mineralization was confirmed at the Little Granite, Ivanhoe and Emporia mine sites. All samples were collected under the direct supervision of a qualified person for the purposes of NI 43-101, and securely transported to the Tucson facility of ALS Laboratories for analysis. A total of 155 samples have been collected and had geochemical results returned; all QA/QC protocols have shown minimal variance. Geologic reconnaissance sampling method is indicated at each sample location with the intent to provide a representative result. Sample types include: grab, chip, measured chip, and channel; samples range from 0.1 m to 3.0 m in measured width. Systematic sampling and trenching along vein trends have not been carried out at this point.

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Exceptional results from property-wide confirmatory sampling, completed in 2021, include numerous high-grade results, such as a discovery of 41.5 g/t gold and 4610 g/t silver on newly staked claims. Mineralization Characterization samples from the three mines returned peak values of: 66.5 g/t gold and 2940 g/t silver from Little Granite, 26.8 g/t gold and 1670 g/t silver from Ivanhoe, and 46.1 g/t gold and 517 g/t silver from Emporia.

Highest Grade Sample from Each Mine:

Mine	G/T Gold	G/T Silver

Little Granite	66.5	2,940
Ivanhoe	26.8	940
Emporia	44.9	517
Prospecting Best	41.5	4,610

Drilling

There are no modern drilling records on the Winston Property. See listed historical drill results for the Little Granite Claims and Ivanhoe/Emporia Claims under the heading "Mineral Properties – Winston Property – Histoic Exploration and Drillingy".

Sampling, Analysis and Data Verification

Sample Preparation, Analysis, and Security

Samples collected by Michael N. Feinstein, CPG, PhD and Foremost were handled in a secure manner, delivered to ALS Intake Facilities in Tucson, Arizona, and processed by ALS Global, a multi-national independent geochemical laboratory with numerous certifications and accreditations. Previous sampling by Redline Resources was carried out with QA/QC protocols and also by ALS Global, full records and certificates were verified and accepted. Contractors for Foremost have conducted a review of ALS analyses and have found that the QC samples to be within acceptable variance and approve of their use.

Data Verification

All the recent data generated by Foremost is in good condition. Analytical certificates match the electronic versions and values recorded in the provided database. Historic results are not verifiable; while they are considered to be generated by reliable authors, they should be used with caution. Original source material was either obtained digitally for the cited references in the public domain or are in the professional library collections of Dr. Feinstein or Mr. Pelletier.

Michael N. Feinstein, CPG, PhD and contract geologists for Mineoro have conducted multiple rounds of rock chip sampling, which are documented with QA/QC procedures. Paper copies of the Certificates of Assay are available by request. The data is of good quality and Jocelyn Pelletier, Msc, SEG-F, P.Geo is satisfied that it is of sufficient quality to integrate with the Winston Property database.

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Mineral Processing and Metallurgical Testing

As of the date of this Circular, no mineral processing or metallurgy has been carried out on the Winston Property.

Current Exploration and Development Plans

Jocelyn Pelletier, Msc SEG-F, P.Geo and Michael Feinstein, CPG, PhD of Mineoro will be assisting Spinco with their Phase 1 Exploration Program aimed at targeting ore-shoots within the precious metal horizon of the epithermal vein system. Existing data will be integrated with structure, alteration and geochemistry in a 3D model. The host volcanic stratigraphy of the Gila National Forest and dominant structural control of the Rio Grande Rift provide excellent context for the emplacement of a well-developed vein system. The property was most recently drilled in the 1980s, at multiple targets within Spinco land-holdings, although records are limited. Historic exploration/development has blocked out multiple mineralized shoots, which will be considered for drill testing. Property reconnaissance sampling in 2021/2022 has additionally identified multiple locations with potential mineralized shoots. This property had little to no modern exploration since the early 1980s.

Recent preparatory work for future drilling has included data compilation both of historic and recent work, along with acquisition of high-resolution LiDAR data to allow for the construction of an accurate terrane model. Ground geological mapping and surveying has utilized high resolution satellite imagery and LiDAR (laser-generated infrared light beams) to construct a detailed digital model of the area. This 3D GIS will be used for all drill targeting and project planning. Special attention will be given to maintaining a high level of vertical accuracy due to the local topography. This was followed by geophysical surveying using both electrical and magnetic methods.

Geological field work is expected to commence in the first half of 2025 and will seek to expand the footprint of the known mineralization on exposed veins and alteration zones. Some of the resources available that the Company can be expected to utilize could include detailed geologic mapping, a project- wide sampling program, alteration and vein texture mapping, fluid inclusion studies, structural analysis, project-wide ground magnetics, and targeting studies. Data compilation from previous exploration as well as any current results will serve to build a 3D computer model of the vein system to assist in drill targeting. Utilizing a broad range of data sets will serve to define the precious metals-rich level along each vein trend, identifying potential mineralized shoots and de-risking future drill program targets.

Once the Phase 1 Exploration Program has been completed and all the related data has been compiled and assessed, it is anticipated that Spinco will move forward with a drill program. Spinco expects that the Webber Mine, north of the Winston Property and within Catron County, New Mexico, will be of particular focus and will be drilled using truck/track mounted equipment with minimized disturbance. The portion of the Winston Property within Sierra County, New Mexico, will be drilled using a man-portable drill rig and be man/mule supported. Drilling on the property will require a USFS Permit and Bond and may take up to 18 months to process. The current proposed plan consists of a 20-hole, 3,000 foot, diamond drill program to drill test targeted drill-holes along strike and/or at depth to confirm mineralization and will be predicated on the results of previous surface exploration results. All core drilling is expected to be oriented with drillholes being surveyed by gyro. Ground magnetic geophysical surveys and further geological field work is expected in preparation for an anticipated drill program that is projected to commence in 2026.

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DIVIDENDS OR DISTRIBUTIONS

Spinco has not since incorporation, declared or paid any cash dividends on its Spinco Shares and does not currently have a policy with respect to the payment of dividends. While there are no restrictions precluding Spinco from paying dividends, it anticipates using all available cash resources toward its stated business objectives. For the immediate future, Spinco does not anticipate any earnings arising from which dividends could be paid. The payment of dividends in the future will depend on the earnings, if any, Spinco's financial condition and such other factors as the Spinco Board considers appropriate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Period from incorporation on July 19, 2024 to July 31, 2024.

Introduction

The following MD&A of the financial condition and results of the operations of Spinco constitutes management's review of the factors that affected Spinco's financial and operating performance for the period from the date of incorporation of Spinco on July 19, 2024 to July 31, 2024. This MD&A has been prepared in compliance with the requirements of NI 51-102.

This discussion should be read in conjunction with the Spinco Financial Statements for the period from Spinco's incorporation on July 19, 2024 to July 31, 2024, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The Spinco Financial Statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. Information contained herein is presented as of July 31, 2024, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the Spinco Board, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Spinco Shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Spinco Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about Spinco and its operations can be obtained from the offices of Spinco, or from www.sedarplus.ca.

Description of Business

Currently, Spinco has no assets or operations. Prior to the Effective Date of the Arrangement, Spinco will not carry on any business except as contemplated by the Arrangement Agreement. After the Effective Date, Spinco will be engaged in the business of the identification and development of mineral assets in the United States of America, including the Winston Property, and will have indirect control over the Winston Property through Sierra.

The principal assets and liabilities of Spinco as of the Effective Date will consist of being the sole shareholder of Sierra and are further detailed in the Spinco Pro Forma Financial Statements which are attached the Circular as Schedule “O”.

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Spinco is not currently a reporting issuer and the Spinco Shares are not listed on any stock exchange. If the Arrangement is completed as proposed and approval from the CSE is obtained, Spinco expects that it will be a reporting issuer in each of the Provinces of Alberta, British Columbia and Ontario.

Shares and Receivables

Pursuant to the terms of the Arrangement, Foremost will: (i) transfer to Spinco the right to collect receivables in respect of all amounts outstanding from Sierra to Foremost as at the Effective Date; and (ii) assign and transfer to Spinco all of the issued and outstanding Sierra Shares in consideration for Spinco issuing to Foremost such number of Spinco Shares as is equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of Foremost Shares issued and outstanding immediately prior to the Effective Time by two (2).

See “Capitalization” in this Schedule K for details regarding the issuance of Spinco Options, Spinco RSUs and Spinco Warrants, in connection with the Arrangement.

The Arrangement will be subject to Shareholder, Court, CSE, NASDAQ and regulatory approvals, as well as management's discretion. Subsequent to the completion of the Arrangement, the Company intends to list the Spinco Shares on the CSE. Foremost will remain listed on the CSE and the NASDAQ. In order to appropriately capitalize Spinco to pursue its business objectives immediately following the completion of the Arrangement, it is anticipated that Jason and Christina Barnard shall issue to Spinco the Spinco Loan in the amount of $677,450.

Shareholders are cautioned that there can be no assurance that the Arrangement will be completed on the terms described herein or at all, or that the Spinco Shares will be listed on the CSE.

Off-Balance-Sheet Arrangements

As of the date of this MD&A, Spinco does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of Spinco, including, and without limitation, such considerations as liquidity and capital resources.

Selected Annual Financial Information

During the period from Spinco's incorporation on July 19, 2024 to July 31, 2024, Spinco's only activity was this issuance of one (1) Spinco Share for $0.01 to Foremost.

Transactions with Related Parties

Related parties include the Spinco Board, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Other than the issuance of one (1) Spinco Share to Foremost upon incorporation on July 19, 2024, Spinco did not give effect to any transactions with related parties during the period from the date of its incorporation on July 19, 2024 to July 31, 2024.

As at July 31, 2024, Foremost owns and controls one (1) Spinco Share representing 100% of the total issued and outstanding Spinco Shares as at such date.

''K''-31

Financial Instruments

Spinco does not currently, and has not since its date of incorporation, utilized any financial instruments.

Credit Risk

On a going forward basis, it is expected that the financial instruments that will potentially subject Spinco to a significant concentration of credit risk will consist primarily of cash. Spinco intends to mitigate its exposure to credit loss by placing its cash with major financial institutions and believes that its credit risk exposure will be limited.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market prices and consists of two types of risk: interest rate risk and other price risk.

Interest rate risk arises because of changes in market interest rates and other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. Spinco's cash is expected to be subject to minimal risk of changes in value.

Liquidity Risk

Liquidity risk is the risk that Spinco will not be able to meet its obligations associated with financial liabilities as they come due. Spinco's investment policy is to invest its excess cash in high grade investment securities with varying terms to maturity, selected with regard to the expected timing of expenditures for continuing operations. Spinco does not have any amounts payable or other liabilities as of the date of this MD&A. Spinco will monitor its liquidity position and budget future expenditures in order to ensure that it will have sufficient capital to satisfy liabilities as they come due.

Share Capital

As at the date of this MD&A, Spinco has one (1) issued and outstanding Spinco Share, and no Spinco Warrants, Spinco RSUs or Spinco Options outstanding.

Outlook

Although there can be no assurance that additional funding will be available to Spinco, the completion of the Spinco Financing is a condition to the completion of the Arrangement.

DESCRIPTION OF CAPITAL STRUCTURE

The following summary of Spinco's authorized capital structure following the Arrangement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the BCBCA and the articles of Spinco.

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Spinco has applied to list the Spinco Shares on the CSE. Listing of the Spinco Shares will be subject to the satisfaction of all of the CSE's initial listing requirements and completion of the Arrangement. Assuming such listing is completed, the Spinco Shares will be listed on the CSE under the symbol "RGR” or such other symbol approved by Spinco and the CSE.

Spinco Shares

The authorized capital of Spinco consists of an unlimited number of Spinco Shares without par value. As at the date of this Circular, one (1) Spinco Share is issued and outstanding, which is held by Foremost.

Following the Effective Time and at the time set forth in the Plan of Arrangement, each Foremost Share will be exchanged, through a series of steps for: one (1) New Foremost Share and two (2) Spinco Shares.

Holders of Spinco Shares shall be entitled to receive notice of and to vote at every meeting of the Spinco Shareholders and shall have one (1) vote thereat for each Spinco Share so held. The Spinco Board may from time-to-time declare a dividend, and a resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of Spinco or any other corporation, or in any one or more of those ways.

Subject to the BCBCA and the rights, if any, of the holders of Spinco Shares, Spinco may issue, allot, sell or otherwise dispose of the unissued shares, and issued Spinco Shares held by Spinco, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the Spinco Board may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Spinco Financing

Prior to or concurrent with the completion of the Arrangement, Jason and Christina Barnard, current Shareholders of Foremost, shall issue to Spinco, as a condition to closing of the Arrangement, the Spinco Loan, being a secured loan in the amount of $677,450. The Spinco Financing is evidenced by the Spinco Promissory Note to be dated November 5, 2024, issued by Spinco to Christina Barnard and Jason Barnard, which is due and payable in full on November 5, 2027, and which bears interest at a rate of eight-point- nine-five percent (8.95%) per year.

The entire balance of the Spinco Loan, together will all interest accrued thereon owing to Foremost (the "Spinco Loan Obligation") shall be due and payable on November 5, 2027, and, if and to the extent at such date any Spinco Loan Obligations remaining outstanding, and provided that Spinco shall be obliged to:

(a)

undertake a private placement or prospectus offering of Spinco Shares (whether alone or in conjunction with warrants or other securities and whether sold individually or as units) on either a "best efforts" or underwritten basis for a net amount of proceeds (after deducting all fees, commissions and expenses of such offering) of no less than the amount of the then outstanding Spinco Loan Obligations within six (6) months of the effective date of the Spinco Loan (a "Spinco Offering");

(b)	apply such proceeds to the repayment in full of the Spinco Loan Obligations; and

''K''-33

(c)

to the extent that the net proceeds form the first such Spinco Offering are insufficient to satisfy the Loan Obligations in full, conduct such incremental Spinco Offerings thereafter no later than six (6) months following the closing date of any prior Spinco Offering until such time as the net proceeds therefrom in the aggregate are sufficient to repay the Spinco Loan Obligations in full and are so applied, with any repayments pursuant to such Spinco Offerings being first applied to the outstanding principal amount of the Spinco Loan and then to any accrued and unpaid interest.

Foremost Loan

Prior to or concurrent with the completion of the Arrangement, Foremost shall issue to Spinco the Foremost Loan, being an unsecured loan in the amount of $520,000, as such amount may be increased on or before the Effective Date, by virtue of the accrual of incremental third-party expenses associated with the Arrangement (including but not limited to legal, accounting, audit and other professional fees). The Foremost Loan is evidenced by the Foremost Promissory Note dated November 5, 2024, issued by Spinco to Foremost, which is due and payable in full on November 5, 2027 with interest thereon from the date that is four (4) months from the Effective Date, payable on the unpaid principal at the rate of eight-point-nine-five percent (8.95%) per year, compounded monthly, with interest payments commencing on December 1, 2025.

The entire balance of the Foremost Loan, together with all interest accrued thereon owing to Foremost thereunder (collectively, the "Foremost Loan Obligations"), shall be due and payable in on November 5, 2027, and to the extent at such date any Foremost Loan Obligations remain outstanding and provided that Spinco shall be obligated to, at the election of Foremost, and subject to the approval of any stock exchange(s) on which the Spinco Shares are then listed and posted for trading, either:

(a)

apply no less than fifteen percent (15%) of the net proceeds of any private placement or prospectus offering of its common shares (whether alone or in conjunction with warrants or other securities and whether sold individually or as units) on either a "best efforts" or underwritten basis (a "Foremost Offering") to the repayment of the Foremost Loan Obligations; provided that the Lender shall not be entitled to elect to be paid in cash from any Offering concluded prior to November 5, 2025; or

(b)

issue to Foremost of Spinco Shares (either as part of the Foremost Offering, concurrent with the Foremost Offering or as soon as practicable thereafter and at the same offering price as pursuant to the Foremost Offering) in such number as to enable Foremost to maintain the same pro rata common share ownership in Spinco as existed immediately prior to the Foremost Offering, with the value represented by the product of the offering price of such Spinco Sares multiplied by the number of Spinco Shares issued to Foremost being applied to reduce the Foremost Loan Obligations, with any such repayments being first applied to the outstanding principal amount and then to any accrued and unpaid interest.

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Spinco Options

As of the date of this Circular, there are no Spinco Options outstanding. Pursuant to the terms of the Plan of Arrangement, at the Effective Time, each Foremost Option then outstanding to acquire one (1) Foremost Share shall be deemed to be simultaneously surrendered and transferred by the holder thereof as follows:

(c)

0.9136 of each Foremost Option held immediately prior to the Effective Time will be transferred and exchanged for one (1) Foremost Replacement Option entitling the holder thereof to acquire one (1) Foremost Share having an exercise price (rounded up to the nearest cent) as determined in accordance with the Plan of Arrangement; and

(d)

0.0864 of each Foremost Option held immediately prior to the Effective Time will be transferred and exchanged for two (2) Spinco Options, with each whole Spinco Option entitling the holder thereof to acquire one (1) Spinco Share having an exercise price (rounded up to the nearest cent) as determined in accordance with the Plan of Arrangement.

Accordingly, upon completion of the Arrangement, it is expected that 634,000 Spinco Options to purchase an aggregate of 634,000 Spinco Shares will be outstanding.

See "Approval of the Plan of Arrangement and Related Matters – Principal Steps of the Arrangement" in the Circular and "Options to Purchase Securities" below for additional information on how Spinco Options will be issued.

Spinco RSUs

As of the date of this Circular, there are no Spinco RSUs outstanding. Pursuant to the terms of the Plan of Arrangement, each Foremost RSU held immediately prior to the Effective Time will be deemed to be simultaneously surrendered and transferred by the holder thereof in the following portions:

(e)

0.9136 of each Foremost RSU held immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement RSU to acquire such number of New Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

(f)

0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for two (2) Spinco RSUs to acquire such number of Spinco Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU.

Accordingly, upon completion of the Arrangement, it is expected that no Spinco RSUs will be outstanding.

See "Approval of the Plan of Arrangement and Related Matters – Principal Steps of the Arrangement" for additional information on how Spinco RSUs be issued.

''K''-35

Share Purchase Warrants

As of the date of this Circular, there are no Spinco Share purchase warrants outstanding. Concurrently with the exchange of Foremost Options and Foremost RSUs, pursuant to the terms of the Plan of Arrangement, each Foremost Warrant outstanding shall be amended to entitle the Foremost Warrant holder to receive, upon due exercise of the Foremost Warrant:

(g)	one (1) New Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and

(h)	two (2) Spinco Share for each Foremost Share that was issuable upon due exercise of a Foremost Warrant immediately prior to the Effective Time.

Accordingly, upon completion of the Arrangement, it is expected that up to 2,864,776 Spinco Shares may be issued upon the exercise of outstanding Foremost Warrants. See further details under the section entitled "Approval of the Plan of Arrangement and Related Matters – Principal Steps of the Arrangement" in the Circular.

Spinco Incentive Plan

Prior to the date of this Circular, the Spinco Board approved the Spinco Incentive Plan. The Spinco Incentive Plan is a rolling plan which provides that the aggregate maximum number of Spinco Shares that may be issued upon the exercise or settlement Spinco Awards granted thereunder shall not exceed fifteen percent (15%) of the total issued and outstanding Spinco Shares from time to time, subject to the adjustment provisions provided for therein. At the Meeting, Shareholders are being asked to consider and, if thought advisable, to pass, with or without amendment, the Spinco Incentive Plan Resolution.

For a summary of the material terms of the Spinco Incentive Plan, see "Approval of the Spinco Incentive Plan – Summary of the Material Term of the Spinco Incentive Plan" in the Circular. Any summary is qualified in its entirety by the full text of the Spinco Incentive Plan, which will be available at the Meeting for review by Shareholders and is attached to the Circular as Schedule "D".

CONSOLIDATED CAPITALIZATION

As of the date of this Circular, Spinco has not completed a financial year. Other than as disclosed below under the heading "Prior Sales", there have not been any material changes in the share and loan capital of Spinco, on a consolidated basis, since its incorporation.

Following the Effective Time and at the time set forth in the Plan of Arrangement, each Foremost Share will be exchanged, through a series of steps for: one (1) New Foremost Share and two (2) Spinco Shares. Additionally, in connection with the Arrangement, Spinco entered into the (i) Spinco Promissory Note the amount of $677,450 and (i) the Foremost Promissory note in the amount of $520,000.

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Pro Forma Capitalization

The following table sets forth the number and percentage of securities of Spinco expected to be outstanding after giving effect to the Arrangement:

Capital	Authorized	Outstanding as of June 30, 2024	Outstanding as of the date of the Circular	Amount Outstanding assuming Completion of the Arrangement
Spinco Shares	Unlimited	1	1	18,218,354
Spinco Warrants	Nil	Nil	Nil	Nil
Spinco RSUs	2,732,753	Nil	Nil	Nil
Spinco Options	2,732,753	Nil	Nil	634,000

Note:

(1)

Assuming the completion on or around November 14, 2024, of Foremost's Offering (as defined in Schedule "J" to the Circular under the heading "Description of the Business –Three Year History") in the full amount of $10,500,250, which includes the full exercise of the Agent's Option, an additional 6,091,000 Spinco Shares will be issued and outstanding upon completion of the Arrangement. There will further be 3,045,500 Foremost Warrants which entitle holders therof to 6,091,000 Spinco Shares upon completion of the Arrangement and 182,730 broker warrants of Foremost entitling holders thereof to 365,460 Spinco Shares upon the completion of the Arrangement.

The Spinco Financial Statements, Sierra Financial Statements and related MD&A, and Spinco Pro Forma Financial Statements are attached as Schedules "M", "N" and "O", respectively, to the Circular.

OPTIONS TO PURCHASE SECURITIES

As at the date of this Circular, there are no Spinco Options outstanding. Upon completion of the Arrangement, it is expected that 634,000 Spinco Options to purchase an aggregate of 634,000 Spinco Shares will be outstanding. See "Approval of the Plan of Arrangement and Related Matters – Principal Steps of the Arrangement" and "Statement of Executive Compensation – Foremost Incentive Plan" in the Circular for additional information regarding the Spinco Options.

The following table sets out information regarding the outstanding Spinco Options that are expected to be exercisable for Spinco Shares upon completion of the Arrangement.

Position with Spinco	Spinco Options outstanding upon completion of the Arrangement	Exercise Price[1]	Market Value of Spinco Options on date of grant[2]	Expiry Date
Officers	40,000	N/A	$11,700	March 26, 2026
Directors	116,000	N/A	$33,077	December 13, 2025 to September 6, 2026
Consultants	189,300	N/A	$112,523	Ranging from March 8 2025 to September 6, 2028

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Notes:

1.	The exercise price will not be determined until the Effective Date.
2.	As the Spinco Shares are not listed on any stock exchange, the market value of the Spinco Shares underlying the Spinco Options on the date of grant is not readily available.
3.	The remaining Spinco Options will be held by officers, directors and consultants of Foremost.

PRIOR SALES

As of the date of this Circular, Spinco has not issued any Spinco Shares other than the one (1) Spinco Share held by Foremost.

Upon completion of the Arrangement, it is anticipated that there will be approximately 18,218,354 Spinco Shares outstanding. Additionally, Foremost will hold the Foremost Retained Interest upon the completion of the Arrangement.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of Spinco's directors and executive officers, as of the date of this Circular, and upon completion of the Arrangement, none of the Spinco Shares are or will be in escrow or are subject to a contractual restriction on transfer.

PRINCIPAL HOLDERS OF SPINCO SHARES

To the knowledge of the directors and executive officers of Spinco, no person or company is expected to beneficially own or control or direct, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of outstanding voting securities of Spinco immediately following the Effective Time, other than as set out below:

Name of Shareholder	Number of Spinco Shares Owned	Percentage of Outstanding Spinco Shares upon completion of the Arrangement
Foremost	3,634,562	19.95%
Denison	2,739,620	15.04%

Notes:

(1)

Assuming the completion of the Offering on or around November 14, 2024 in the full amount of $10,500,450, which includes the full exercise of the Agent's Option, following completion of the Arrangement: (i) Foremost is expected to hold 5,152,556 Spinco Shares, being 19.95% of the issued and outstanding Spinco Shares and (ii) Denison is expected to hold 3,954,820 Spinco Shares, being 15.31% of the issued and outstanding Spinco Shares. For additional information regarding the Offering see the heading "Description of the Business – Three Year History" in this Schedule "J".

DIRECTORS AND EXECUTIVE OFFICERS

Following completion of the Arrangement, the directors of Spinco are expected to be Jason Barnard, Raymond Strafehl and Richard Silas and the executive officers are expected to be Jason Barnard, Raymond Strafehl and Curtis Bouwman.

The following table sets out the names and country and state or province of residence of the proposed directors and executive officers of Spinco after giving effect to the Arrangement, their present position(s) and offices with Spinco, their principal occupations during the last five (5) years and their expected holdings of Spinco Shares after giving effect to the Arrangement, together with their pro forma holdings of Spinco Shares.

''K''-38

Name and Province/	Principal Occupations for	Periods During Which	Number of Shares
Country of Residence and	past five (5) years	Nominee Has Served as a	Beneficially Owned, or
Present Office Held		Director	Controlled or Directed, Directly or Indirectly (2) (4)
Jason Barnard(5)	President, CEO and a	July 19, 2024 to present.	551,084
British Columbia, Canada	Director of Foremost.

Self-employed as a private
CEO and Director	investor since 2004.
	President and CEO of	Expected in connection	2,400
	Redline Minerals Inc. since	with closing of the
	2013.	Arrangement.

President and CEO of
Raymond Strafehl(6)	Tearlach Resources Limited
British Columbia, Canada	from 2019 to 2022 and
remains a current Director.
President and Director
President, Director and
member of the audit
committee of Goldex

Resources Corporation.
Curtis Bouwman(7)	Consultant of Foremost	Expected in connection	86,180
Ontario, Canada	since May, 2022.	with closing of the
CFO	Staff Accountant at	Arrangement.
Baker Tilly International
since May, 2019.
	Vice President of Corporate	Expected in connection	18,000
	Development and Director	with closing of the
	of Guanajuato Silver	Arrangement.

Company LTD. since May 2021
Richard Silas(8)	Director and Corporate
British Columbia, Canada	Secretary of Northern Lion
Gold Corp., since
Independent Director &	September 2019.
Head of Audit committee	Principal of Universal
Solutions Inc., since 1997
Corporate Secretary or
Barksdale Resources Corp.,
from August 2016 to
February 2021.

Notes:

1.

The information in the table above as to principal occupation and business or employment of director nominees is not within the knowledge of management of Spinco and has been furnished by the respective nominees.

2.

The information as to number of Spinco Shares beneficially owned, or controlled or directed, directly or indirectly, is not within the knowledge of management of Spinco and has been furnished by the respective nominees or sourced from information available to Spinco regarding shareholdings in Foremost retrieved from SEDI (www.sedi.ca) and/or in reports provided by the respective nominee.

3.	Member of the Spinco Audit Committee.
4.	Upon completion of the Arrangement, based on such individual's ownership of Foremost Shares as of the date of this Circular.

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5.

Based on 162,128 Foremost Shares owned by Claimbank Exploration Ltd., 60,313 Foremost Shares owned by Ora Nutraceuticals, Inc., 167,488 Foremost Shares held by Jason Barnard's spouse and 161,155 Foremost Shares owned by 1374646 B.C. LTD.

6.	Based on 600 Foremost Shares owned by Mr. Strafehl and 600 Foremost Shares owned by his spouse.
7.	Based on 18,540 Foremost Shares held directly by Mr. Bouwman and 24,550 Foremost Shares held by Mr. Bouwman's family members.
8.	Based on 4,000 Foremost Shares owned by Mr. Silas and 5,000 Foremost Shares owned by Universal Solutions Inc.

By approving the Arrangement Resolution, Spinco Shareholders will be deemed to have approved the proposed directors of Spinco. The directors of Spinco will thereafter be elected by Spinco Shareholders at each annual meeting of shareholders and will hold office until the next annual meeting of Spinco, or until his or her successor is duly elected or appointed, unless: (i) his or her office is earlier vacated in accordance with the articles of Spinco; or (ii) he or she becomes disqualified to act as a director.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Other than as disclosed below, to the knowledge of the management of the Company, no officer or proposed nominee for election as a director of Spinco:

(a)

is, at the date of this Circular, or has been within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Foremost) that,

(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days (an "Order") that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, at the date of this Circular, or has been within ten (10) years before the date of this Circular, a director or executive officer of any company (including Foremost) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

(c)

has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

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Raymond Strafehl served as the CEO of Redline Resources when the company was subject to a cease trade order for over thirty (30) days. The order was issued due to failure to file financial statements MD&A in the timeframe required. No cease trader orders are currently in effect for Redline Resources.

Conflicts of Interest

The directors of Spinco are required by law to act honestly and in good faith and in what the director believes to be the best interests of Spinco. The articles of Spinco provide that a director or senior officer who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with Spinco or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to materially conflict with his duty or interest as a director or senior officer shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a director or senior officer, as the case may be, in accordance with the provisions of the BCBCA.

Except as disclosed in this Circular, to the best of Spinco's knowledge, there are no known existing or potential conflicts of interest among Spinco and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of Spinco and other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

Raymond Strafehl is a director of Crown Minerals Corp., a private company which holds title to claims which share a border with the Winston Property. Such association may give rise to conflicts of interest from time to time.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, there exists no indebtedness outstanding with any of the current or prospective directors, executive officers or employees of Spinco, or any associate or affiliate of such person, which is owing to Spinco, or which is owing to another entity, which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Spinco, entered into in connection with a purchase of securities or otherwise.

EXECUTIVE COMPENSATION

Following completion of the Arrangement, Spinco will adopt the current executive compensation philosophies and mechanics similar to those of Foremost. Please refer to the section titled "Statement of Executive Compensation" in the Circular. The compensation levels will be set to other companies similar to Spinco relative to development, asset value, exploration stage and enterprise value.

To date, Spinco has not carried on any active business. No compensation has been paid by Spinco to its proposed executive officers or directors and none will be paid by Spinco until after the Arrangement is completed. Following completion of the Arrangement, it is anticipated that the executive officers and directors of Spinco will be paid shares in lieu of salaries until Spinco completes a subsequent financing.

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As at the date of this Circular, there are no employment contracts in place between Spinco and any of the executive officers of Spinco. Additionally, there are no provisions for compensation related to termination or changes in responsibilities following a change of control of Spinco. It is anticipated that Spinco will enter into formal employment agreements with its executive officers on or before the Effective Date.

AUDIT COMMITTEE

Following completion of the Arrangement, the Spinco Audit Committee will be responsible for monitoring Spinco's accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors' examination of specific areas. The initial members of the Spinco Audit Committee will be Richard Silas (Chair), Jason Barnard and Raymond Strafehl. Each member of the Spinco Audit Committee will be considered to be "financially literate" within the meaning of NI 52-110 which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of Spinco's financial statements. Richard Silas will be an "independent" director as defined in NI 52-110.

Following completion of the Arrangement, it is expected that Spinco will adopt Foremost's audit committee charter (the "Spinco Audit Charter") policies and practices and does not intend to make any material chances to the Spinco Audit Charter, policies or practices of Foremost upon completion of the Arrangement.

For a summary of the key terms of the Spinco Audit Charter, see "Audit Committee – Foremost Audit Committee Charter" in the Circular. A copy of the Spinco Audit Charter is also attached to the Circular as Schedule "L".

To date, Spinco has not paid any fees to its external auditor.

Relevant Education and Experience

Each member of the Spinco Audit Committee has adequate education and experience that is relevant to his performance as a member of the Spinco Audit Committee and, in particular, the requisite education and experience that have provided the member with:

(a)

an understanding of the accounting principles used by Spinco to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals, and reserves;

(b)

experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Company's financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

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Richard Silas – Mr. Silas has been a Director of Guanajuato Silver Company Ltd. since October 2019 and currently holds the roles of Vice President of Corporate Development and Corporate Secretary. Additionally, he serves as a Director and CFO of Northern Lion Gold Corp. Mr. Silas has extensive experience in public companies in Canada, having served as CFO, officer, corporate secretary, or director for several organizations. Notably, he was President of Gold Standard Ventures Corp. from April to August 2009, Corporate Secretary from August 2009 to May 2017, and a director from April 2009 to September 2017. He also served as President of Barksdale Resources Corp. ("Barksdale") from August 2016 to December 2017, and held various roles at Barksdale, including Director from June 2015 to April 2019 and Corporate Secretary from August 2016 to January 2021. Mr. Silas was Director and President of Lithoquest Diamonds Inc. (formerly Consolidated Westview Corp.) from March 2013 to November 2017. Since December 1995, he has been President of Universal Solutions Inc., a private management company.

Jason Barnard – Mr. Barnard has been the CEO, President, and Director of Foremost since 2022. He holds a Bachelor of Arts in Economics from Carleton University and completed the Canadian Securities Course in 1990. Mr. Barnard began his career as a stockbroker at McDermid St. Laurence Securities in 1991, focusing on mining and exploration companies. He later worked at Canaccord Genuity from 1997 to 2004. Transitioning to venture capital, he has raised nearly $500 million in equity for mining and exploration companies.

Raymond Strafehl – Mr. Strafehl is the current President of Redline Minerals. He has over two decades of experience in the finance and resource sectors, backed by a solid academic foundation in business, accounting, and economics. He has been a director of Tearlach Resources Limited since 2019, serving as President and CEO until 2022, and has also been a director and audit committee member of Goldex Resources Corp. since 2015 and Nickel One Resources Inc. from 2016 to 2019. His experience includes serving as Director and adviser to the $300 million merger of Valley High Ventures Ltd. and Levon Resources Ltd. in 2011. Earlier in his career, Mr. Strafehl founded VentureBC, assisting over 200 tech- driven startups. He was also a stock exchange trader, investment advisor, and registered commodity trading advisor for 22 years.

CORPORATE GOVERNANCE

Following completion of the Arrangement, it is expected that the Spinco Board will adopt Foremost's corporate governance policies and does not intend to make any material changes to the policies upon completion of the Arrangement. For further information on the corporate governance policies, see "Corporate Governance" in the Circular.

RISK FACTORS

The reader should carefully consider the following risks and uncertainties in addition to other information contained herein in evaluating Spinco and its business before making any investment decision regarding the Spinco Shares. Additional risks and uncertainties of which Spinco is not aware or that Spinco currently believes to be immaterial may also adversely affect Spinco's business, financial condition, results of operations or prospects. If any of the possible events described below occur, Spinco's business, financial condition, results of operations or prospects could be materially and adversely affected.

Below are certain risk factors relating to Spinco following completion of the Arrangement that Spinco Shareholders should carefully consider in connection with the Arrangement. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information that appears elsewhere in the Circular. These risk factors should be considered in conjunction with the other information included in the Circular, this Schedule "K" and Schedule "J", and documents filed by Spinco pursuant to applicable laws from time to time.

''K''-43

Additional risk factors relating to Spinco and the Spinco Shareholders in connection with the Arrangement are set out in the Circular under the heading entitled "Approval of the Plan of Arrangement and Related Matters – Risk Factors Relating to the Arrangement".

Exploration Development and Operating Risk

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Spinco has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration and development, any of which could result in work stoppages, damage to property, and possible environmental damage. None of the properties in which Spinco has an interest have a known body of commercial ore. Development of Spinco's mineral properties will follow upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines.

There is no assurance that Spinco's mineral exploration and development activities will result in discoveries of commercially viable bodies or ore. The long-term profitability of Spinco's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Liquidity and Additional Capital

Spinco does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. Following the Arrangement, Spinco will be, therefore dependent upon debt and equity financing to carry out their exploration and development plans. The exploration activities of Spinco may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and development of any of Spinco's properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financings will be favourable to Spinco. In addition, low commodity prices may affect Spinco's ability to obtain financing. The additional capital required to advance these properties is difficult to raise due to market conditions in the junior mining exploration sector.

Profitability Cannot be Assured

Spinco has no history of producing gold, silver or other minerals. There can be no assurance that Spinco will successfully establish mining operations or profitably produce gold or silver from the Winston Property or any other project.

The Winston Property is in the exploration and evaluation stage and as a result, Spinco is subject to all of the risks associated with establishing new mining operations and business enterprises including: (i) the availability of capital to finance construction and development activities is uncertain, may not be available, or may not be available at a cost which is economic to construct and develop a mine; (ii) the timing and cost, which can be considerable, to construct mining and processing facilities is uncertain and subject to increase; (iii) the availability and cost of skilled labour, consultants, mining equipment and supplies; (iv) the timing to receive any outstanding documentation, including permits, tax exemptions and fiscal guarantees required to commence construction and/or draw down on any loan facility that may be entered into by Spinco in the future; and (v) the costs, timing and complexities of mine construction and development may be increased with the Winston Property.

''K''-44

It is common in new mining operations to experience unexpected problems and delays during construction, development and mine start-up. Accordingly, there are no assurances that Spinco's activities will result in profitable mining operations or that Spinco will successfully establish mining operations or profitably produce minerals at the Winston Property or any of its future projects.

Negative Cash Flow from Operating Activities

Spinco has no history of earnings. The Winston Property is in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on Spinco's mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from Spinco's existing projects. There is no assurance that any of Spinco's mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, Spinco will be required to obtain additional financing in order to meet its future cash commitments.

No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on the Winston Property and Spinco cannot give any assurance that any mineral resources will be identified. If Spinco fails to identify any mineral resources on any of its properties, its financial condition and results of operations could be materially adversely affected.

Issuance of additional Spinco Shares

Spinco is authorized, and Spinco will be authorized, to issue an unlimited number of Spinco Shares without par value. Sales of substantial amounts of the Spinco Shares (including the Spinco Shares issuable upon the exercise of options to acquire Spinco Shares), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Spinco Shares and the ability of Spinco to raise equity capital in the future.

Markets for Securities

There can be no assurance that an active trading market in the Spinco Shares will be sustained. The market price for the Spinco Shares could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of its peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the Spinco Shares.

Commodity Prices

The price of the Spinco Shares, its financial results, exploration and development activities have been, or may in the future be, adversely affected by declines in the price of gold, silver and/or other metals. These prices fluctuate widely and are affected by numerous factors beyond Spinco's control such as the sale or purchase of commodities by various central banks, financial institutions, expectations of inflation or deflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, international supply and demand, speculative activities and increased production due to new mine developments, improved mining and production methods and international economic and political trends.

''K''-45

Spinco's revenues, if any, are expected to be in large part derived from mining and sale of precious, base and energy metals or interests related thereto. The effect of these factors on the price of these metals, and therefore the economic viability of any of Spinco's exploration projects, cannot accurately be predicted.

Government Regulation

Spinco's operations, and potential new mineral exploration projects, are subject to extensive U.S. federal, state, departmental, municipal and local laws, regulations and administrative decisions governing various matters, including, but not limited to: mineral tenure; permitting; environmental legislation and protection; relations with indigenous communities; management and toxic substances and explosives; management of natural resources; land ownership and use; exploration, development of mines, construction, production and related operations, and ongoing and post- closure reclamation; exports; transportation; price controls; taxation; mining royalties; development criteria; labour standards and occupational health and safety, including mine safety; and, historic and cultural (including archaeological and indigenous) preservation. The impact of these items may have an adverse effect on Spinco´s ability, or the ability of its funding partners to explore any of Spinco's properties, and to seek and successfully obtain new mineral exploration projects, as well as the cost of related business development activities.

Additionally, the operations of Spinco's require licenses and permits from various governmental and non- governmental authorities. Spinco has and will obtain, all necessary licenses and permits required to carry on with activities that it is currently conducting or which it proposes to conduct under applicable laws and regulations. However, such licenses and permits are subject to change in regulations and in various operating circumstances. There can be no assurance that Spinco will be able to obtain all necessary licenses and permits required to carry out exploration, development and mining operations at its proposed projects.

Environmental, Aboriginal and Permitting

All phases of Spinco's operations are subject to environmental regulation and aboriginal consultation in the jurisdictions in which it operates. These regulations, among other things, mandate the maintenance of air and water quality standards, land reclamation, transportation, storage and/or disposal of hazardous or mine waste. Environmental legislation and aboriginal consultation are evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. For example, a remediation plan to contain any mine drainage from the historic workings will likely be required as a condition of any operating permits issued by the BLM, USFS, or New Mexico state agencies. There is no assurance that future changes in environmental regulation, in any, will not adversely affect Spinco's operations.

''K''-46

Political Regulatory Risks

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations, repatriation of income and return of capital. This may affect both Spinco's ability to undertake exploration and development activities in respect of present and future properties, as well as its ability to continue to explore and develop those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Title to Property

Title on mineral properties and mining rights comes with certain risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the ambiguous conveyance history of many mining properties. Although Spinco has, with the assistance of its legal advisors, diligently investigated and validated title to its mineral claims, there is no guarantee that Spinco will not encounter challenges or loss of title to its assets. Spinco does not carry title insurance.

Spinco is actively engaged in the process of seeking to strengthen the certainty of its title to its mineral concessions, which are held either directly or through its equity interest in its subsidiaries.

Spinco cannot give any assurance that title to properties it acquired individually or through historical share acquisitions will not be impugned and cannot guarantee that Spinco will have or acquire valid title to these mining properties. Failure by Spinco to retain title to properties which comprise its projects could have a Material Adverse Effect on Spinco and the value of its Spinco Shares.

Competition

The mining industry is highly competitive and Spinco will be required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for operations, exploration and development projects. Many of Spinco's competitors for the acquisition, exploration, production and development of exploration and evaluation assets, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than Spinco. If Spinco is unable to successfully compete in its industry it could have a Material Adverse Effect on Spinco's results of operations and financial condition.

Dependence on Management and Key Personnel

The success of Spinco is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on Spinco's business and prospects. There is no assurance Spinco can maintain the services of its directors, officers or other qualified personnel required to operate its business. As Spinco's business activity grows, Spinco will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase.

''K''-47

Conflicts of Interest

Some of Spinco's directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies. Some of the persons who are directors and officers of Spinco are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Spinco may miss the opportunity to participate in certain transactions, which may have a Material Adverse Effect on Spinco's financial position.

Acquisition Risk

Spinco will use its best judgment to acquire mining properties for exploration and development in pursuit of such opportunities, Spinco may fail to select appropriate acquisition candidates or negotiate acceptable agreements, including arrangements to finance the acquisitions and develop them, or integrate such opportunity and their personnel with Spinco. Spinco cannot assure that it can complete any acquisition that it pursues or is currently pursuing, on favourable terms, or that any acquisition completed will ultimately benefit Spinco.

Global Economy Risk

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. Spinco may be dependent upon capital markets to raise additional financing in the future. As such, Spinco is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable.

Uninsured and Underinsured Risks

Spinco will face various risks associated with mining exploration and the management and administration thereof. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for Spinco. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

Spinco will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave Spinco exposed to periods of additional uninsured risk.

In the event risk is uninsurable, at its reasonable and sole discretion, Spinco may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

Climate Change

Spinco recognizes climate change as an international and community concern. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency. Furthermore, increased regulation of greenhouse gas emissions (including in the form of carbon taxes or other charges) may adversely affect Spinco's operations and that related legislation is becoming more stringent.

''K''-48

Spinco is focused on operating in a manner that minimizes environmental impacts of its activities; however, environmental impacts from exploration and drilling activities are inevitable. The physical risks of climate change that may impact Spinco's operations are highly uncertain and may be particular to the unique geographic circumstances associated with each of its operations. Such physical risks include, but are not limited to, extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures.

Moreover, governments are introducing climate change legislation and treaties at the international, national and local levels. Regulations relating to emission levels and energy efficiency are becoming more stringent, which may result in increased costs of compliance. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if current regulatory trends continue, this may result in increased costs at some or all of Spinco's operations. There is no assurance that such regulations will not have an adverse effect on Spinco's results of operations and financial condition.

Risks Related to Operating in Remote Locations

Spinco's properties are located in remote areas in New Mexico, U.S. As a result, Spinco's operations and personnel may be subject to operating and safety risks arising from several factors, including, but not limited to: water scarcity, availability of drill rigs that will likely need to come from other locations in the western U.S.; inadequate and poorly maintained roads; limited air transport options; deficient or non- existent public services, including communications, energy, fire department, healthcare, water, and police. These risks may compound impacts of some of the other risks identified in this document, including security, natural disasters, and social, among others.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the natural landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations ("NGOs") who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While Spinco seeks to operate in a socially responsible manner and believes it has good relationships with local communities in the region in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of Spinco in respect of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which Spinco has an interest or operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of Spinco or its relationships with the communities in which it operates, which could have a Material Adverse Effect on Spinco's business, financial condition, results of operations, cash flows or prospects.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, to the knowledge of the directors and executive officers of Spinco, no person or company beneficially owns or controls or directs, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of outstanding voting securities of Spinco as at the Distribution Record Date and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction within the three (3) most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Spinco.

''K''-49

Certain directors and officers of Spinco are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of Spinco may not be made available to Spinco, but rather may be offered to a company with competing interests. The directors and senior officers of Spinco are required by law to act honestly and in good faith with a view to the best interests of Spinco and to disclose any personal interest which they may have in any project or opportunity of Spinco, and to abstain from voting on such matters.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings or regulatory actions to which Spinco is a party, or to which any of its projects are subject, nor are there any such proceedings known or contemplated, that are of a material nature.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Following completion of the Arrangement, the auditor of Spinco will be Davidson & Company, located at 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC V7Y 1G6.

Following completion of the Arrangement, the Transfer Agent and registrar for Spinco will be Odyssey Trust Company located at 350 – 409 Granville Street, Vancouver, BCV6C 1T2, being the current transfer agent of Foremost.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by Spinco since the beginning of the last financial year ending before the date of this Circular or before the beginning of the last financial year ending before the date of this Circular for any material contract that is still in effect:

1.	the Arrangement Agreement;

2.	the Spinco Promissory Note; and

3.	the Foremost Promissory Note.

INTERESTS OF EXPERTS

Names of Experts

The current auditor of Spinco is Davidson & Company.

All scientific and technical information relating to the Winston Property contained in this Schedule "K" is solely derived from the "Technical Report for the Winston Gold-Silver Project: Sierra County, New Mexico, USA" with an effective date of November 04, 2024. It was prepared, reviewed and approved under the supervision of Jocelyn Pelletier, Msc, SEG-F, P.Geo, an independent qualified person as defined in NI 43- 101, and Michael N. Feinstein CPG, PhD, a non-independent qualified person as defined in NI 43-101.

''K''-50

Interests of Experts

Davidson & Company is independent of Spinco within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

To the knowledge of Spinco, as of the date hereof, Jocelyn Pelletier, Msc, SEG-F, P.Geo and Michael N. Feinstein CPG, PhD, do not hold any beneficial interest in, directly or indirectly, Spinco Shares, or securities convertible into Spinco Shares, equal to or greater than one percent (1%) of the issued and outstanding Spinco Shares, nor any other property of Spinco or any of its associates or affiliates.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein and in the Circular.

FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

The Spinco Financial Statements, Sierra Financial Statements and related MD&A, and Spinco Pro Forma Financial Statements are attached as Schedules "M", "N" and "O", respectively, to the Circular.

''K''-51

SCHEDULE "L"

SPINCO AUDIT COMMITTEE CHARTER

(See attached)

''L''-1

CORPORATE AUDIT COMMITTEE CHARTER

RIO GRANDE RESOURCES LTD.

As adopted by the Board on July 29, 2024.

GENERAL

1.	PURPOSE AND RESPONSIBILITIES OF THE COMMITTEE

1.1.	Purpose

The primary purpose of the Committee is to assist Board oversight of:

(a)	the integrity of the Corporation's financial statements;

(b)	the Corporation's compliance with legal and regulatory requirements;

(c)	the External Auditor's qualifications and independence; and

(d)	the performance of the Corporation's internal controls and audit functions and the External Auditor.

2.	DEFINITIONS AND INTERPRETATION

2.1.	Definitions

In this charter:

(a)	"Board" means the board of directors of the Corporation;

(b)	"Chair" means the chair of the Committee;

(c)	"Committee" means the audit committee of the Board;

(d)	"Corporation" means Rio Grande Resources Ltd.;

(e)	"Director" means a member of the Board; and

(f)	"External Auditor" means the Corporation's independent auditor.

2.2.	Interpretation

The provisions of this charter are subject to the articles and by-laws of the Corporation and to the applicable provisions of the British Columbia Business Corporations Act, applicable securities laws and any other applicable legislation.

CONSTITUTION AND FUNCTIONING OF THE COMMITTEE

3.	ESTABLISHMENT AND COMPOSITION OF THE COMMITTEE

3.1.	Establishment of the Audit Committee

The Committee is hereby continued with the constitution, function and responsibilities herein set forth.

3.2.	Appointment and Removal of Members of the Committee

(a)	Board Appoints Members. The members of the Committee shall be appointed by the Board.

(b)

Annual Appointments. The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

(c)

Vacancies. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors. If a vacancy exists on the Committee, the remaining members shall exercise all of their powers so long as a quorum remains in office.

(d)	Removal of Member. Any member of the Committee may be removed from the Committee by a resolution of the Board.

3.3.	Number of Members

The Committee shall consist of three or more Directors.

3.4.	Independence of Members

Each of the members of the Committee shall be independent for the purposes of all applicable regulatory and stock exchange requirements.

3.5.	Financial Literacy

(a)

Financial Literacy Requirement. Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b)

Definition of Financial Literacy."Financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

2

(c)	Financial Expert. At least one member of the Committee shall satisfy the applicable Canadian Securities Exchange financial sophistication requirements as in effect from time to time.

4.	COMMITTEE CHAIR

4.1.	Board to Appoint Chair

The Board shall appoint the Chair from the members of the Committee who are unrelated Directors (or, if it fails to do so, the members of the Committee shall appoint the Chair from among its members).

4.2.	Chair to be Appointed Annually

The designation of the Committee's Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.	COMMITTEE MEETINGS

5.1.	Quorum

A quorum of the Committee shall be a majority of its members.

5.2.	Secretary

The Chair shall designate from time to time a person who may, but need not, be a member of the Committee, to be Secretary of the Committee.

5.3.	Time and Place of Meetings

The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least four times per year on a quarterly basis.

5.4.	In Camera Meetings

On at least an annual basis, the Committee shall meet separately with each of:

(a)	management; and

(b)	the External Auditor.

5.5.	Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

3

5.6.	Voting

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.

5.7.	Invitees

The Committee may invite Directors, officers, employees and consultants of the Corporation or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The External Auditor shall receive notice of each meeting of the Committee and shall be entitled to attend any such meeting at the Corporation's expense.

5.8.	Regular Reporting

The Committee shall report to the Board at the Board's next meeting the proceedings at the meetings of the Committee and all recommendations made by the Committee at such meetings.

6.	AUTHORITY OF COMMITTEE

6.1.	Retaining and Compensating Advisors

The Committee shall have the sole authority to engage independent counsel and any other advisors as the Committee may deem appropriate in its sole discretion and to set the compensation for any advisors employed by the Committee. The Committee shall not be required to obtain the approval of the Board in order to retain or compensate such consultants or advisors.

6.2.	Funding

The Committee shall have the authority to authorize the payment of:

(a)

compensation to any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation (National Instrument 52-110 – Audit Committees requires disclosure of fees by category paid to the External Auditor).

(b)	compensation for any advisors employed by the Committee under Section 6.1 hereof; and

(c)	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

6.3.	Subcommittees

The Committee may form and delegate authority to subcommittees if deemed appropriate by the Committee.

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6.4.	Recommendations to the Board

The Committee shall have the authority to make recommendations to the Board but shall have no decision-making authority other than as specifically contemplated in this charter.

6.5.	Compensation

The Committee has the authority to communicate directly with External Auditors and the internal auditors.

7.	REMUNERATION OF COMMITTEE MEMBERS

7.1.	Remuneration of Committee Members

Members of the Committee and the Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time.

7.2.	Directors' Fees

No member of the Committee may earn fees from the Corporation or any of its subsidiaries other than Directors' fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to Directors, as well as all of the regular benefits that other Directors receive). For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation.

SPECIFIC DUTIES AND RESPONSIBILITIES

8.	INTEGRITY OF FINANCIAL STATEMENTS

8.1.	Review and Approval of Financial Information

(a)

Annual Financial Statements. The Committee shall review and discuss with management and the External Auditor the Corporation's audited annual financial statements and related management's discussion and analysis ("MD&A") together with the report of the External Auditor thereon and, if appropriate, recommend to the Board that it approve the audited annual financial statements.

(b)

Interim Financial Statements. The Committee shall review and discuss with management and the External Auditor and, if appropriate, approve the Corporation's interim unaudited financial statements and related MD&A.

(c)

Reports. The Committee shall prepare any report required by the rules of any applicable securities regulatory authority to be included in the Corporation's annual proxy statement, as well as any other report required of the Committee under applicable laws.

(d)	Material Public Financial Disclosure. The Committee shall discuss with management and the External Auditor:

5

(i)	the types of information to be disclosed and the type of presentation to be made in connection with profit or loss or earnings press releases; and

(ii)	financial information and earnings guidance (if any) provided to analysts and rating agencies.

(e)

Proceduresfor Review. The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements (other than financial statements, MD&A and profit or loss or earnings press releases, which are dealt with elsewhere in this charter) and shall periodically assess the adequacy of those procedures.

(f)	General. To the extent the Committee deems it necessary or appropriate, the Committee may review and discuss with management and the External Auditor:

(i)	major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles;

(ii)	major issues as to the adequacy of the Corporation's internal controls over financial reporting and any special audit steps adopted in light of material control deficiencies;

(iii)

analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting methods on the financial statements;

(iv)

the effect on the financial statements of the Corporation of regulatory and accounting initiatives, as well as off-balance sheet transaction structures, obligations (including contingent obligations) and other relationships of the Corporation with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of the Corporation;

(v)	the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

(vi)	any financial information or financial statements in prospectuses and other offering documents;

(vii)	the management certifications of the financial statements as required under applicable securities laws in Canada or otherwise; and

6

(viii)	any other relevant reports or financial information submitted by the Corporation to any governmental body or the public.

9.	EXTERNAL AUDITOR

9.1.	External Auditor

(a)

Authority with Respect to External Auditor. As a representative of the Corporation's shareholders and subject to applicable law and regulations (including, without limitation, applicable Canadian corporate and securities laws), the Committee shall be directly responsible for the appointment, compensation and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. In the discharge of this responsibility, the Committee shall:

(i)

have sole responsibility for recommending to the Board the person to be proposed to the Corporation's shareholders for appointment as External Auditor for the above described purposes and recommending such External Auditor's compensation;

(ii)	determine at any time whether the Board should recommend to the Corporation's shareholders that the incumbent External Auditor should be removed from office;

(iii)	review the terms of the External Auditor's engagement, discuss the audit fees with the External Auditor and be solely responsible for approving such audit fees; and

(iv)	require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

(b)	Independence. The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process the Committee shall:

(i)

require the External Auditor to submit on a periodic basis to the Committee a formal written statement delineating all relationships between the External Auditor and the Corporation and engage in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and recommend that the Board take appropriate action in response to the External Auditor's report to satisfy itself of the External Auditor's independence;

(ii)

unless the Committee adopts pre-approval policies and procedures, approve any non- audit services provided by the External Auditor, provided the Committee may delegate such approval authority to one or more of its independent members who shall report promptly to the Committee concerning their exercise of such delegated authority; and

7

(iii)	review and approve the policy setting out the restrictions on the Corporation partners, employees and former partners and employees of the Corporation's current or former External Auditor.

(c)	Issues Between External Auditor and Management. The Committee shall:

(i)	review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor's activities or access to requested information; and

(ii)	review any significant disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor.

(d)	Non-Audit Services.

(i)	The Committee shall either:

A.	approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of the Corporation to the Corporation (including its subsidiaries); or

B.

adopt specific policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the Committee is informed of each non-audit service and the procedures do not include delegation of the Committee's responsibilities to management.

(ii)

The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full Committee at its first scheduled meeting following such pre- approval.

(iii)

The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by the Corporation at the time of the engagement as being non-audit services.

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10.	OTHER

10.1.	Related Party Transactions

The Committee shall review and approve all related party transactions in which the Corporation is involved or which the Corporation proposes to enter into.

10.2.	Expense Accounts

The Committee shall review and make recommendations with respect to:

(a)	the expense account summaries submitted by the President and Chief Executive Officer on an annual basis;

(b)	the Corporation's expense account policy, and rules relating to the standardization of the reporting on expense accounts

10.3.	Whistle Blowing

The Committee shall put in place procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

11.	PERFORMANCE EVALUATION

On a regular basis, the Committee shall follow the process established by the Board for assessing the performance and effectiveness of the Committee.

12.	CHARTER REVIEW

The Committee shall review and assess the adequacy of this charter on a regular basis and recommend to the Board any changes it deems appropriate.

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SCHEDULE "M"

SPINCO FINANCIAL STATEMENTS

(See attached)

''M''-1

RIO GRANDE RESOURCES LTD.

Financial Statements

Expressed in Canadian Dollars

For the period from incorporation on July 19, 2024 to July 31, 2024

Corporate Head Office

250 – 750 West Pender Street

Vancouver, BC

V6C 2T7

Page 1 | 10

INDEPENDENT AUDITOR’S REPORT

To the Directors of

Rio Grande Resources Ltd.

Opinion

We have audited the accompanying financial statements of Rio Grande Resources Ltd. (the “Company”), which comprise the statement of financial position as at July 31, 2024, and the statements of loss and comprehensive loss, changes in shareholders’ deficiency and cash flows for the period from incorporation on July 19, 2024 to July 31, 2024, and notes to the financial statements, including material accounting policy information.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2024, and its financial performance and its cash flows for the period from incorporation on July 19, 2024 to July 31, 2024 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the financial statements, which indicates that as at July 31, 2024, the Company had no working capital and the Company has not generated revenues from operations. As stated in Note 1, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●

Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Vancouver, Canada	Chartered Professional Accountants

November 12, 2024

RIO GRANDE RESOURCES LTD.

Statement of Financial Position

As at July 31, 2024

(Expressed in Canadian Dollars)

As at July 31, 2024

Assets	$-

Liabilities and Shareholder’s Deficiency	$-

Nature and continuance of operations (Note 1)

Subsequent event (Note 5)

Approved and authorized on behalf of the Board on November 12, 2024:

(Signed) “Jason Barnard”

Jason Barnard, Director

The accompanying notes are an integral part of these financial statements.

Page 3 | 10

RIO GRANDE RESOURCES LTD.

Statement of Loss and Comprehensive Loss

For the period from incorporation on July 19, 2024 to July 31, 2024

(Expressed in Canadian Dollars)

For the period from incorporation on July 19
2024 to July
31, 2024

Expenses	$-

Net Loss and Comprehensive Loss for the Period	$-

Basic and diluted loss per common share	$-

Weighted average shares outstanding – Basic and Diluted	1

The accompanying notes are an integral part of these financial statements.

Page 4 | 10

RIO GRANDE RESOURCES LTD.

Statement of Changes in Shareholder’s Deficiency

For the period from incorporation on July 19, 2024 to July 31, 2024

(Expressed in Canadian Dollars)

	Number of Shares	Capital Stock	Deficit	Total Shareholder’s Deficiency
Balance, Incorporation, July 19, 2024	1	$-	$-	$-
Net Loss and Comprehensive Loss for the Period	-	-	-	-
Balance, July 31, 2024	1	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

Page 5 | 10

RIO GRANDE RESOURCES LTD.

Statements of Cash Flows

For the period from incorporation on July 19, 2024 to July 31, 2024

(Expressed in Canadian Dollars)

For the period from incorporation on July 19
2024 to July
31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES

Loss and comprehensive loss for the period	$-
Changes in non-cash working capital items:

Change in cash for the period	-
Cash, beginning of period	-
Cash, end of period	$-

Cash paid for interest	$-
Cash paid for tax	$-

The accompanying notes are an integral part of these financial statements.

Page 6 | 10

RIO GRANDE RESOURCES LTD.

Notes to the Financial Statements

For the period from incorporation on July 19, 2024 to July 31, 2024

(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rio Grande Resources Ltd. (the "Company" or “RGR”) was incorporated by Foremost Clean Energy Ltd. (Formerly Foremost Lithium Resource & Technology Ltd.) (“Foremost” or “Parent”) under the laws of British Columbia on July 19, 2024 as part of the Plan of Arrangement (under the laws of British Columbia) Foremost will transfer to RGR all of the issued and outstanding shares of its 100% owned subsidiary Sierra Gold & Silver Ltd. (“Sierra”) in consideration for RGR issuing to Foremost such number of RGR common shares as is equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of Foremost shares outstanding prior to completion by two (2). Sierra has mineral property interests in New Mexico, USA.

Upon consummation of the Separation and successful listing of the common shares of RGR on the Canadian Securities Exchange (the “CSE”), RGR and Foremost will be independent publicly traded companies. Listing will be subject to RGR meeting the usual listing requirements of the CSE, receiving approval of the CSE and meeting all conditions of listing imposed by the CSE.

The Company’s head office is located at 250 - 750 West Pender Street, Vancouver, BC, V6C 2T7.

Going concern of operations

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at July 31, 2024, the Company had no working capital and the Company has not generated revenues from operations. The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast substantial doubt as to the ability of the Company to continue as a going concern. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

Statement of compliance

These financial statements have been prepared in accordance IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

2.	BASIS OF PRESENTATION

Basis of measurement

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss or fair value through other comprehensive loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these financial statements are based on IFRS issued and effective as of July 31, 2024. The Board of Directors approved these financial statements for issue on November 12, 2024.

Financial instruments

Financial assets and liabilities are recognized when Rio becomes a party to the contractual provisions of the instrument.

Page 7 | 10

RIO GRANDE RESOURCES LTD.

Notes to the Financial Statements

For the period from incorporation on July 19, 2024 to July 31, 2024

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION

Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates.

Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded to reserves.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affects neither accounting nor taxable loss, or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

4.	CAPITAL STOCK

Upon the Company’s incorporation on July 19, 2024, the Company’s authorized share capital is comprised of an unlimited number of Common Shares without par value.

On incorporation, the Company issued one share at a value of $0.01.

Page 8 | 10

RIO GRANDE RESOURCES LTD.

Notes to the Financial Statements

For the period from incorporation on July 19, 2024 to July 31, 2024

(Expressed in Canadian Dollars)

5.	SUBSEQUENT EVENT

On July 29, 2024, Foremost entered into an Arrangement Agreement, which was amended and restated on November 4, 2024, to spin out 100% of the shares of its wholly owned subsidiary, Sierra, into the newly incorporated Rio Grande Resources Ltd. (“Rio Grande” or “RGR”) by way of a plan of arrangement (the “Arrangement”). It is a condition to the completion of the Arrangement that: (i) Rio Grande will issue a $677,450 promissory note, from a related party, namely Jason Barnard and Christina Barnard, due for payment on or before November 5, 2027, in such amount bearing interest of 8.95% per annum starting 4 months from the Effective Date (the “Barnard Promissory Note”). The full amount of the Barnard Promissory Note must be settled by Rio Grande using funds from its first and, as necessary, subsequent post-closing financing(s). The Barnard Promissory Note is secured by a general security agreement; and (ii) Rio Grande will issue a $520,000 promissory note from a related party, namely Foremost, due for repayment on or before November 5, 2027, in such amount bearing interest of 8.95% per annum starting 4 months from the Effective Date (the “Foremost Promissory Note”). The Foremost Promissory Note is unsecured.

Pursuant to the terms of the Arrangement, Foremost will (i) transfer to Rio Grande the right to collect receivables in respect of all amounts outstanding from Sierra to Foremost as at the Effective Date and (ii) will assign and transfer to Rio Grande all of the issued and outstanding Sierra Shares in consideration for Rio Grande issuing to Foremost such number of Rio Grande Common Shares as is equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of Foremost Shares issued and outstanding immediately prior to the Effective Time by two (2).

Notwithstanding the Foremost Incentive Plan, each Foremost Option to acquire one (1) Foremost Share outstanding immediately prior to this shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost Optionee thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

i)

0.9136 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement Option to acquire one (1) new Foremost Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Foremost Share determined immediately prior to this divided by the total fair market value of a new Foremost Share and the fair market value of two (2) Rio Grande Common Shares determined immediately prior to this; and

ii)

0.0864 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for two Rio Grande Options, with each whole Rio Grande Option entitling the holder thereof to acquire one (1) Rio Grande Common Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Rio Grande Common Share determined immediately prior to this divided by the total of the fair market value of a New Foremost Share and the fair market value of two (2) Rio Grande Common Shares at the Effective Time.

Notwithstanding the Foremost Incentive Plan, each Foremost RSU to acquire one (1) Foremost Share outstanding immediately prior to this shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost RSU holder thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

i)

0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement RSU to acquire such number of New Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

ii)

0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for two (2) Rio Grande RSUs to acquire such number of Rio Grande Common Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU.

Page 9 | 10

RIO GRANDE RESOURCES LTD.

Notes to the Financial Statements

For the period from incorporation on July 19, 2024 to July 31, 2024

(Expressed in Canadian Dollars)

5.	SUBSEQUENT EVENT (Continued)

Foremost and Rio Grande acknowledge and agree that:

i)	from and after the Effective Date, each Foremost Warrant shall entitle the holder to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time:

●	one new Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and
●

two (2) Rio Grande Common Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time, and Rio Grande hereby covenants that it shall forthwith upon receipt of written notice from Foremost from time to time issue, as directed by Foremost, that number of Rio Grande Common Shares as may be required to satisfy the foregoing;

ii)

Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two (2) Rio Grande Common Shares so issued that is equal to the exercise price under the Foremost Warrant multiplied by the fair market value of two (2) Rio Grande Common Shares at the Effective Time divided by the total fair market value of a Foremost Share and two (2) Rio Grande Common Shares at the Effective Time;

iii)

and the terms and conditions applicable to the Foremost Warrants, immediately after the Effective Time, will otherwise remain unchanged from the terms and conditions of the Foremost Warrants as they exist immediately before the Effective Time.

The Arrangement will be subject to shareholder, court, Canadian Securities Exchange (“CSE”), NASDAQ and regulatory approvals, as well as management’s discretion. Subsequent to the completion of the Arrangement, the Company intends to list the shares of RGR on the CSE. Foremost will remain listed on the CSE and the NASDAQ. In order to appropriately capitalize RGR to pursue its business objectives immediately following the completion of the Arrangement, it is anticipated that RGR will borrow certain funds from Foremost and Jason and Christina Barnard and issue the Foremost Promissory Note and the Barnard Promissory Note in connection therewith.

Shareholders are cautioned that there can be no assurance that the Arrangement will be completed on the terms described herein or at all, or that the Listing on the CSE will occur.

Page 10 | 10

SCHEDULE "N"

SIERRA FINANCIAL STATEMENTS AND RELATED MD&A

(See attached)

SIERRA GOLD & SILVER LTD.

Condensed Interim Financial Statements

(Unaudited – Prepared by Management)

Expressed in Canadian Dollars

For the period ended June 30, 2024

Corporate Head Office

250 – 750 West Pender Street

Vancouver, BC

V6C 2T7

Page 1 | 17

SIERRA GOLD & SILVER LTD.

Condensed Statements of Financial Position

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	As at June 30, 2024	As at March 31, 2024

ASSETS

Non-Current
Exploration and evaluation assets (Note 4)	$1,799,338	$1,791,086

Total Assets	$1,799,338	$1,791,086

LIABILITIES AND SHAREHOLDER’S DEFICIENCY

Current
Royalty payable (Note 4)	$345,531	$335,027
Income tax penalty payable (Note 8)	187,973	183,249
Shareholder payable (Note 5)	1,456,059	1,456,059
Total Liabilities	1,989,563	1,974,335

Shareholder’s Deficiency
Deficit	(190,225)	(183,249)
Total Shareholder’s Deficiency	(190,225)	(183,249)

Total Liabilities and Shareholder’s Deficiency	$1,799,338	$1,758,086

Nature and continuance of operations and going concern (Note 1)

Subsequent event (Note 9)

Approved and authorized on behalf of the Board on November 12, 2024:

(Signed) “Jason Barnard”

Jason Barnard, Director

The accompanying notes are an integral part of these financial statements.

Page 2 | 17

SIERRA GOLD & SILVER LTD.

Condensed Statements of Loss and Comprehensive Loss

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three months ended	Three months ended
	June 30, 2024	June 30, 2023
Other Expenses
Foreign exchange loss	$(2,051)	$(327)
Income tax penalties (Note 8)	(4,925)	-

Net Loss and Comprehensive Loss for the Period	$(6,976)	$(327)

Basic and diluted loss per common share	$(0.70)	$(0.03)
Weighted average shares outstanding	10,000	10,000

The accompanying notes are an integral part of these condensed financial statements.

Page 3 | 17

SIERRA GOLD & SILVER LTD.

Condensed Statements of Changes in Shareholder’s Deficiency

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Number of Shares	Capital Stock	Deficit	Total Shareholder’s Deficiency
Balance, March 31, 2023	10,000	$-	$(148,863)	$(148,863)
Net Loss and Comprehensive Loss for the Period	-	-	(327)	(327)
Balance, June 30, 2023	10,000	$-	$(149,190)	$(149,190)

	Number of Shares	Capital Stock	Deficit	Total Shareholder’s Deficiency
Balance, March 31, 2024	10,000	$-	$(183,249)	$(183,249)
Net Loss and Comprehensive Loss for the Period	-	-	(6,976)	(6,976)
Balance, June 30, 2024	10,000	$-	$(190,225)	$(190,225)

The accompanying notes are an integral part of these condensed financial statements.

Page 4 | 17

SIERRA GOLD & SILVER LTD.

Condensed Statements of Cash Flows

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three months ended June 30,	Three months ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES

Loss and comprehensive loss for the period	$(6,976)	$(327)
Changes in non-cash working capital items:
Income tax penalty payable	6,976	327
Net cash used in operating activities	-	-

Change in cash for the period	-	-
Cash, beginning of period	-	-

Cash, end of period	$-	$-
Cash paid for interest	$-	$-
Cash paid for tax	$-	$-

Non-cash items as at June 30, 2024
Change in exploration and evaluation assets in royalty payable	$8,252

The accompanying notes are an integral part of these condensed financial statements.

Page 5 | 17

SIERRA GOLD & SILVER LTD.

Notes to the Condensed Interim Financial Statements

For the Period Ended June 30, 2024

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Sierra Gold & Silver Ltd. (the "Company" or “Sierra”) which was incorporated under the laws of the State of Nevada, is a wholly owned subsidiary of Foremost Lithium Resource & Technology Ltd. (“Foremost” or “Parent”) which is listed on the Canadian Securities Exchange (the “CSE”) under the symbol FAT and on the NASDAQ Capital Market (“NASDAQ”) under the symbols FMST and FMSTW. The Company’s head office is located at 250 - 750 West Pender Street, Vancouver, BC, V6C 2T7.

The Company is an exploration company focused on the identification and development of mineral assets in the United States of America.

Going concern of operations

These condensed interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2024, the Company had working capital deficiency of $1,989,563 (March 31, 2024 - $1,974,335). In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the loans from the Parent. The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast substantial doubt as to the ability of the Company to continue as a going concern. These condensed interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

2.	BASIS OF PRESENTATION

a) Basis of measurement

These condensed interim financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as applicable to interim financial reports, including International Accounting Standard 34, “Interim Financial Reporting”. These financial statements should be read in conjunction with the annual financial statements of Company for the year ended March 31, 2024, which have been prepared in accordance with IFRS. The accounting policies adopted are consistent with those of the previous financial year.

The condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

These condensed interim financial statements have been authorized for issue by the Board of Directors of the Company on November 12, 2024.

Page 6 | 17

SIERRA GOLD & SILVER LTD.

Notes to the Condensed Interim Financial Statements

For the Period Ended June 30, 2024

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES

Use of estimates and judgments

The preparation of these condensed interim financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim financial statements and reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates.

Material accounting judgments and critical accounting estimates

Material accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed interim financial statements include, but are not Limited to, the following:

i)	Assessment of any indicators of impairment of the carrying value of the Company’s exploration and evaluation assets;

ii)	The ability of the Company to continue as a going concern.

Foreign currency translation

The functional currency for the Company is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated at the period end date exchange rates.

The functional currency of the Company is the Canadian dollar, which is also the presentation currency of the condensed interim financial statements.

Financial instruments

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset.

The classification of debt instruments is driven by the business model for managing the financial assets, liabilities and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest.

If the business model is not to hold the debt instrument, it is classified as fair value through profit or loss (“FVTPL”). Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

The Company classifies its financial assets into one of the categories described below, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, and on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income (“FVTOCI”).

Page 7 | 17

SIERRA GOLD & SILVER LTD.

Notes to the Condensed Interim Financial Statements

For the Period Ended June 30, 2024

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (Continued)

FVTPL - Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of loss and comprehensive loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

FVTOCI - Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial assets at amortized cost - A financial asset is measured at amortized cost using the effective interest method if the objective of the business model is to hold the financial asset for the collection of contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or noncurrent assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Financial liabilities other than derivative liabilities are recognized initially at fair value and are subsequently stated at amortized cost. Transaction costs on financial assets and liabilities other than those classified at FVTPL are treated as part of the carrying value of the asset or liability. Transaction costs for assets and liabilities at FVTPL are expensed as incurred.

The following table shows the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial assets/liabilities	Classification and measurement

Royalty payable	at amortized cost
Income tax penalty payable	at amortized cost
Shareholder loans payable	at amortized cost

Financial liabilities other than derivative liabilities are recognized initially at fair value and are subsequently stated at amortized cost. Transaction costs on financial assets and liabilities other than those classified at FVTPL are treated as part of the carrying value of the asset or liability. Transaction costs for assets and liabilities at FVTPL are expensed as incurred.

Impairment of financial assets at amortized cost

The Company recognizes the expected credit losses (“ECL”) model on a forward-looking basis on financial assets that are measured at amortized cost, contract assets and debt instruments carried at FVTOCI.

At each reporting date, the Company measures the ECL for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the ECL for the financial asset at an amount equal to twelve month expected credit losses. The Company applies the simplified method and measures a loss allowance equal to the lifetime expected credit losses for trade receivables.

Page 8 | 17

SIERRA GOLD & SILVER LTD.

Notes to the Condensed Interim Financial Statements

For the Period Ended June 30, 2024

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (Continued)

Mineral properties - exploration and evaluation assets

Pre-exploration costs - Pre-exploration costs are expensed in the year in which they are incurred.

Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, all costs related to the acquisition, exploration and evaluation of the property are capitalized. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mines under construction”. Exploration and evaluation assets are tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Exploration and evaluation assets are classified as intangible assets.

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation assets and equipment. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision.

Decommissioning obligations:

The Company’s activities may give rise to dismantling, decommissioning and site disturbance re-mediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the reporting date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Page 9 | 17

SIERRA GOLD & SILVER LTD.

Notes to the Condensed Interim Financial Statements

For the Period Ended June 30, 2024

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (Continued)

Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company’s long-lived assets, including mineral property interests, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Derecognition of financial assets and financial liabilities

A financial asset is derecognized when the contractual right to the asset’s cash flows expire; or if the Company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

The Company derecognizes a financial liability when its obligations are discharged, cancelled or expired.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affects neither accounting nor taxable loss, or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Basic and Diluted Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. The dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Page 10 | 17

SIERRA GOLD & SILVER LTD.

Notes to the Condensed Interim Financial Statements

For the Period Ended June 30, 2024

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICIES (Continued)

Share issue costs

Share issue costs are deferred and charged directly to capital stock on completion of the related financing. If the financing is not completed, share issue costs are charged to operations. Costs directly identifiable with the raising of capital will be charged against the related capital stock.

New accounting standards issued and effective

A number of new standards, and amendments to standards and interpretations, are not effective and have not been early adopted in preparing these condensed interim financial statements. The following accounting standards and amendments are effective for reporting periods beginning on or after January 1, 2024:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

The adoption of this new accounting standard is not expected to have a material impact on the Company’s condensed interim financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date.

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non‐current based on contractual arrangements in place at the reporting date.

These amendments:

●

specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;

●	provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and
●	clarify when a liability is considered settled.

On October 31, 2022, the IASB issued a deferral of the effective date for the new guidance by one year to annual reporting periods beginning on or after January 1, 2024 and is to be applied retrospectively. The Company has not yet determined the impact of these amendments on its condensed interim financial statements.

Page 11 | 17

SIERRA GOLD & SILVER LTD.

Notes to the Condensed Interim Financial Statements

For the Period Ended June 30, 2024

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

4.	EXPLORATION AND EVALUATION ASSETS

During the period ended June 30, 2024 and year ended March 31, 2024, the following expenditures were incurred on the exploration and evaluation of the Company’s assets:

Winston Property	Period ended June 30, 2024	Year Ended March 31, 2024

Acquisition costs
Balance, beginning of period	$1,371,853	$1,334,548
Additions	8,252	37,305
Balance, end of period	1,380,105	1,371,853

Exploration costs
Balance, beginning of period	419,233	371,909
Geological, consulting, and other	-	47,324
Balance, end of period	419,233	419,233

Total Balance – End of Period	$1,799,338	$1,791,086

Page 12 | 17

SIERRA GOLD & SILVER LTD.

Notes to the Condensed Interim Financial Statements

For the Period Ended June 30, 2024

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

Winston Property

In October 2014, the Company entered into an option agreement with Redline Minerals Inc. and its US subsidiaries (collectively, the “Optionors”) to acquire up to an 80% interest in 102 unpatented lode mining claims in the Winston Property, in addition to the four Little Granite Gold Claims (“Little Granite”) and Ivanhoe and Emporia claims (“Ivanhoe/Emporia”). In April 2017, the Company entered into a definitive purchase agreement with the Optionors to acquire all of the Optionors’ rights, title and interest in and to the Winston Property. The terms of this agreement closed on May 17, 2017, thereby extinguishing any remaining obligations to Redline Minerals Inc. and its US subsidiaries. Prior to closing, for total consideration of Little Granite and Ivanhoe/Emporia, the Parent paid the Optionors $240,000 on behalf of the Company and the Parent issued 88,000 common shares on behalf of the Company (valued at $341,500). Prior to March 31, 2024, the Company staked additional claims, resulting in an aggregate total of 147 lode mining claims and 2 patented claims.

Ivanhoe/Emporia claims

In accordance with the terms and conditions of the underlying Ivanhoe/Emporia purchase agreement, the Optionors agreed to sell and convey Ivanhoe/Emporia Claims for the purchase price of $500,000 USD of which US$361,375 remained owing to the Robert Howe Educational Trust (“RHET”) upon closing on May 17, 2017. The Buyer agreed to pay RHET a monthly royalty equal to the greater of the Minimum Monthly Royalty or Production Royalty determined in accordance with the following table:

All royalty payments made to RHET under the Minimum Monthly Royalty or Production Royalty of the agreement will be credited upon the purchase price. The accrued minimum monthly royalty payments outstanding as of June 30, 2024 was $345,531 (US$252,725) and March 31, 2024 was $335,027 (US$246,725). Only the permanent production royalty of 2% of NSR on all ore mined on the Ivanhoe and Emporia lode claims, will remain as an encumbrance after the property has been purchased.

Little Granite Claims

In accordance with the terms and conditions of the underlying Little Granite purchase agreement, the Optionors agreed to sell and convey Little Granite for the purchase price of $500,000 USD of which US$434,000 remained owing to Silver Rose Corporation (“Silver Rose”) upon closing on May 17, 2017. During the year ended March 31, 2024, the Company negotiated a final cash payment $75,000 USD to exercise the option through the issuance of a non-interest- bearing promissory note. $25,000 USD was repaid by Foremost during the year ended March 31, 2024. As at March 31, 2023, $67,717 ($50,000 USD) remained payable. The promissory note was due on October 15, 2023, and the remaining $50,000 USD was paid by the Parent on behalf of the Company during the year ended March 31, 2024. Prior to closing on the revised final cash payment, the Company had paid a total aggregate of $111,000 USD to Silver Rose towards the purchase The Little Granite Property was acquired for an aggregate cash consideration of $186,000 USD, versus aggregate consideration of $434,000 USD under the original terms. There are no encumbrances on the 4 unpatented Little Granite lode claims.

Page 13 | 17

SIERRA GOLD & SILVER LTD.

Notes to the Condensed Interim Financial Statements

For the Period Ended June 30, 2024

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

5.	SHAREHOLDER’S LOANS PAYABLE

Advances from the Parent are non-interest bearing and have no fixed terms of repayment.

6.	CAPITAL STOCK

Authorized capital stock

75,000 common shares without par value.

Issued capital stock

During the period ended June 30, 2024 and year ended March 31, 2024 there were no capital stock transactions.

7.	FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from the year ended March 31, 2024.

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The carrying value of royalty payable, shareholder payable and income tax penalty payable approximate their fair value because of the short-term nature of these instruments.

Page 14 | 17

SIERRA GOLD & SILVER LTD.

Notes to the Condensed Interim Financial Statements

For the Period Ended June 30, 2024

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

7.	FINANCIAL RISK MANAGEMENT (Continued)

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of royalty payable and income tax penalty payable.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2024, the Company had current liabilities of $1,989,563 (March 31, 2024 - $1,974,335). All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular loans from the Parent in order to continue as a going concern. Despite previous success in acquiring these loans, there is no guarantee of obtaining future loans.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has income tax penalties payable that accrues interest. The Company’s liabilities do not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to income tax penalty payable and royalty payable. A 10% change in the USD/CAD foreign exchange rate would result in a $53,350 foreign exchange gain or loss. The Company has not hedged its exposure to currency fluctuations.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

8.	INCOME TAXES

The Company has income tax penalties payable due to the late filing of corporate tax returns. Interest on unpaid penalties accrues at 8% per annum.

Page 15 | 17

SIERRA GOLD & SILVER LTD.

Notes to the Condensed Interim Financial Statements

For the Period Ended June 30, 2024

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

9.	SUBSEQUENT EVENT

On July 29, 2024, Foremost entered into an Arrangement Agreement, which was amended and restated on November 4, 2024, to spin out 100% of the shares of its wholly owned subsidiary, Sierra, into the newly incorporated Rio Grande Resources Ltd. (“Rio Grande” or “RGR”) by way of a plan of arrangement (the “Arrangement”). It is a condition to the completion of the Arrangement that: (i) Rio Grande will issue a $677,450 promissory note to a related party, namely Jason Barnard and Christina Barnard, due for payment on or before November 5, 2027. The promissory note will bear interest of 8.95% per annum, starting 4 months from the Effective Date (the “Barnard Promissory Note”). The full amount of the Barnard Promissory Note must be settled by Rio Grande using funds from its first and, as necessary, subsequent post-closing financing(s). The Barnard Promissory Note is secured by a general security agreement; and (ii) Rio Grande will issue a $520,000 promissory note to a related party, namely Foremost, due for repayment on or before November 5, 2027. The promissory note will bear interest of 8.95% per annum, starting 4 months from the Effective Date (the “Foremost Promissory Note”). The Foremost Promissory Note is unsecured.

Pursuant to the terms of the Arrangement, Foremost will (i) transfer to Rio Grande the right to collect receivables in respect of all amounts outstanding from Sierra to Foremost as at the Effective Date and (ii) assign and transfer to Rio Grande all of the issued and outstanding Sierra Shares in consideration for Rio Grande issuing to Foremost such number of Rio Grande Common Shares as is equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of Foremost Shares issued and outstanding immediately prior to the Effective Time by two (2).

Notwithstanding the Foremost Incentive Plan, each Foremost Option to acquire one (1) Foremost Share outstanding immediately prior to this shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost Optionee thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

i)

0.9136 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement Option to acquire one (1) new Foremost Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Foremost Share determined immediately prior to this divided by the total fair market value of a new Foremost Share and the fair market value of two (2) Rio Grande Common Shares determined immediately prior to this; and

ii)

0.0864 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for two Rio Grande Options, with each whole Rio Grande Option entitling the holder thereof to acquire one (1) Rio Grande Common Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Rio Grande Common Share determined immediately prior to this divided by the total of the fair market value of a New Foremost Share and the fair market value of two (2) Rio Grande Common Shares at the Effective Time.

Notwithstanding the Foremost Incentive Plan, each Foremost RSU to acquire one (1) Foremost Share outstanding shall be deemed to be, simultaneously surrendered and transferred by the Foremost RSU holder thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

i)

0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement RSU to acquire such number of New Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

ii)

0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for two (2) Rio Grande RSUs to acquire such number of Rio Grande Common Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU.

Page 16 | 17

SIERRA GOLD & SILVER LTD.

Notes to the Condensed Interim Financial Statements

For the Period Ended June 30, 2024

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

9.	SUBSEQUENT EVENT (Continued)

Foremost and Rio Grande acknowledge and agree that:

i)	from and after the Effective Date, each Foremost Warrant shall entitle the holder to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time:

●	one new Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and
●

two (2) Rio Grande Common Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time, and Rio Grande hereby covenants that it shall forthwith upon receipt of written notice from Foremost from time to time issue, as directed by Foremost, that number of Rio Grande Common Shares as may be required to satisfy the foregoing;

ii)

Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two (2) Rio Grande Common Shares so issued that is equal to the exercise price under the Foremost Warrant multiplied by the fair market value of two (2) Rio Grande Common Shares at the Effective Time divided by the total fair market value of a Foremost Share and two (2) Rio Grande Common Shares at the Effective Time;

iii)

and the terms and conditions applicable to the Foremost Warrants, immediately after the Effective Time, will otherwise remain unchanged from the terms and conditions of the Foremost Warrants as they exist immediately before the Effective Time.

The Arrangement will be subject to shareholder, court, Canadian Securities Exchange (“CSE”), NASDAQ and regulatory approvals, as well as management’s discretion. Subsequent to the completion of the Arrangement, the Company intends to list the shares of RGR on the CSE. Foremost will remain listed on the CSE and the NASDAQ. In order to appropriately capitalize RGR to pursue its business objectives immediately following the completion of the Arrangement, it is anticipated that RGR will borrow certain funds from Foremost and Jason and Christina Barnard and issue the Foremost Promissory Note and the Barnard Promissory Note in connection therewith.

Shareholders are cautioned that there can be no assurance that the Arrangement and the financing of RGR will be completed on the terms described herein or at all, or that the Listing on the CSE will occur.

Page 17 | 17

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Period Ended June 30, 2024

DATE

This MD&A is dated as of November 12, 2024.

This management’s discussion and analysis of financial position and results of operations (“MD&A”) is prepared as of November 12, 2024 and should be read in conjunction with the condensed interim financial statements of Sierra Gold & Silver Ltd. (“Sierra” or “Company”) for the period ended June 30, 2024 with the related notes thereto. Those condensed interim financial statements were prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as applicable to interim financial reports, including International Accounting Standard 34, “Interim Financial Reporting”. The condensed financial statements should be read in conjunction with the annual financial statements of Company for the year ended March 31, 2024, which have been prepared in accordance with IFRS. The accounting policies adopted are consistent with those of the previous financial year.

All dollar amounts included therein and in the following MD&A are expressed in Canadian dollars except where noted. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements because of various factors. See also “Introductory Notes – Forward-Looking Information.”

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR+) in Canada and can be obtained from www.sedarplus.ca.

DESCRIPTION OF BUSINESS

Sierra Gold & Silver Ltd. (the "Company" or “Sierra”) which was incorporated under the laws of the State of Nevada, is a wholly owned subsidiary of Foremost Clean Energy Ltd. (Formerly Foremost Lithium Resource & Technology Ltd.) (“Foremost” or “Parent”) which is listed on the Canadian Securities Exchange (the “CSE”) under the symbol FAT and on the NASDAQ Capital Market (“NASDAQ”) under the symbols FMST and FMSTW. The Company’s head office is located at 250 - 750 West Pender Street, Vancouver, BC, V6C 2T7.

The Company is an exploration company focused on the identification and development of mineral assets in the United States of America.

PROPOSED TRANSACTIONS

On July 29, 2024, Foremost entered into an Arrangement Agreement, which was amended and restated on November 4, 2024, to spin out 100% of the shares of its wholly owned subsidiary, Sierra, into the newly incorporated Rio Grande Resources Ltd. (“Rio Grande” or “RGR”) by way of a plan of arrangement (the “Arrangement”). It is a condition to the completion of the Arrangement that: (i) Rio Grande will issue a $677,450 promissory note to a related party, namely Jason Barnard and Christina Barnard, due for payment on or before November 5, 2027. The promissory note will bear interest of 8.95% per annum, starting 4 months from the Effective Date (the “Barnard Promissory Note”). The full amount of the Barnard Promissory Note must be settled by Rio Grande using funds from its first and, as necessary, subsequent post-closing financing(s). The Barnard Promissory Note is secured by a general security agreement; and (ii) Rio Grande will issue a $520,000 promissory note to a related party, namely Foremost, due for repayment on or before November 5, 2027. The promissory note will bear interest of 8.95% per annum, starting 4 months from the Effective Date (the “Foremost Promissory Note”). The Foremost Promissory Note is unsecured.

Pursuant to the terms of the Arrangement, Foremost will (i) transfer to Rio Grande the right to collect receivables in respect of all amounts outstanding from Sierra to Foremost as at the Effective Date and (ii) assign and transfer to Rio Grande all of the issued and outstanding Sierra Shares in consideration for Rio Grande issuing to Foremost such number of Rio Grande Common Shares as is equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of Foremost Shares issued and outstanding immediately prior to the Effective Time by two (2).

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Period Ended June 30, 2024

Notwithstanding the Foremost Incentive Plan, each Foremost Option to acquire one (1) Foremost Share outstanding immediately prior to this shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost Optionee thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

(i)

0.9136 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement Option to acquire one (1) new Foremost Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Foremost Share determined immediately prior to this divided by the total fair market value of a new Foremost Share and the fair market value of two (2) Rio Grande Common Shares determined immediately prior to this; and

ii)

0.0864 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for two Rio Grande Options, with each whole Rio Grande Option entitling the holder thereof to acquire one (1) Rio Grande Common Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Rio Grande Common Share determined immediately prior to this divided by the total of the fair market value of a New Foremost Share and the fair market value of two (2) Rio Grande Common Shares at the Effective Time;

Notwithstanding the Foremost Incentive Plan, each Foremost RSU to acquire one (1) Foremost Share outstanding shall be deemed to be, simultaneously surrendered and transferred by the Foremost RSU holder thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

i)

0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement RSU to acquire such number of New Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

ii)

0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for two (2) Rio Grande RSUs to acquire such number of Rio Grande Common Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU.

Foremost and Rio Grande acknowledge and agree that:

i)	from and after the Effective Date, each Foremost Warrant shall entitle the holder to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time:

●	one new Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and
●

two (2) Rio Grande Common Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time, and Rio Grande hereby covenants that it shall forthwith upon receipt of written notice from Foremost from time to time issue, as directed by Foremost, that number of Rio Grande Common Shares as may be required to satisfy the foregoing;

ii)

Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two (2) Rio Grande Common Shares so issued that is equal to the exercise price under the Foremost Warrant multiplied by the fair market value of two Rio Grande Common Shares at the Effective Time divided by the total fair market value of a Foremost Share and two Rio Grande Common Shares at the Effective Time;

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Period Ended June 30, 2024

iii)

and the terms and conditions applicable to the Foremost Warrants, immediately after the Effective Time, will otherwise remain unchanged from the terms and conditions of the Foremost Warrants as they exist immediately before the Effective Time.

The Arrangement will be subject to shareholder, court, Canadian Securities Exchange (“CSE”), NASDAQ and regulatory approvals, as well as management’s discretion. Subsequent to the completion of the Arrangement, the Company intends to list the shares of RGR on the CSE. Foremost will remain listed on the CSE and the NASDAQ. In order to appropriately capitalize RGR to pursue its business objectives immediately following the completion of the Arrangement, it is anticipated that RGR will borrow certain funds from Foremost and Jason and Christina Barnard and issue the Foremost Promissory Note and the Barnard Promissory Note in connection therewith.

Shareholders are cautioned that there can be no assurance that the Arrangement will be completed on the terms described herein or at all, or that the Listing on the CSE will occur.

FORWARD-LOOKING STATEMENTS

Except for statements of historical facts relating to the Company, this MD&A contains "forward-looking statements" within the meaning of applicable securities legislation. These forward-looking statements are made as of the date of this MD&A and the Company does not intend and does not assume any obligation to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of metals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of future exploration programs, capital expenditures, success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, the completion of transactions and future listings and regulatory approvals. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information in this MD&A includes, among other things, disclosure regarding: the Company’s mineral properties as well as its outlook, statements with respect to the success of exploration activities, permitting timelines, costs and expenditure requirements for additional capital, regulatory approvals, as well as the information under the headings "Overall Performance”, “Liquidity” and “Capital Resources”.

In making the forward looking statements in this MD&A, the Company has applied certain factors and assumptions that it believes are reasonable, including that there is no material deterioration in general business and economic conditions; that the timing, costs and results of the Company’s proposed exploration programs are consistent with the Company’s current expectations; that the Company receives regulatory and governmental approvals and permits for its properties on a timely basis; that the Company is able to obtain financing for its properties on reasonable terms and on a timely basis; that the Company is able to procure equipment and supplies in sufficient quantities and on a timely basis; that engineering and exploration timetables and capital costs for the Company’s exploration plans are not incorrectly estimated or affected by unforeseen circumstances or adverse weather conditions; that any environmental and other proceedings or disputes are satisfactorily resolved.

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors may include, among others, actual results of current and proposed exploration activities; actual results of reclamation activities; future metal prices; accidents, labor disputes, adverse weather conditions, unanticipated geological formations and other risks of the mining industry; delays in obtaining governmental or regulatory approvals or financing or in the completion of exploration activities, as well as those factors discussed in the section entitled "Risks and Uncertainties" in this MD&A. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Period Ended June 30, 2024

The technical information in this MD&A has been reviewed by Michael Feinstein, PHd, CPG, who is a Qualified Persons as defined by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43- 101”).

MINERAL PROPERTIES

Winston Gold/Silver Property

During the period ended June 30, 2024 and year ended March 31, 2024, the following expenditures were incurred on the exploration and evaluation of the Company’s assets:

Winston Property	Period ended June 30, 2024	Year Ended March 31, 2024

Acquisition costs
Balance, beginning of period	$1,371,853	$1,334,548
Additions	8,252	37,305
Balance, end of period	1,380,105	1,371,853

Exploration costs
Balance, beginning of period	419,233	371,909
Geological, consulting, and other	-	47,324
Balance, end of period	419,233	419,233

Total Balance – End of Period	$1,799,338	$1,791,086

During the period ended June 30, 2024, the Exploration and Evaluation additions consisted of:

i)	Acquisition costs of $8,252 consisted of royalty payments noted below
ii)	Exploration costs were $Nil.

During the year ended March 31, 2024, the Exploration and Evaluation additions consisted of:

i)	Acquisition costs of $37,305 consisted primarily of royalty payments noted below.
ii)	Exploration costs of $47,324 consisted of Geological and Consulting fees of $14,486 and BLM fees of $32,838.

In October 2014, the Company entered into an option agreement with Redline Minerals Inc. and its US subsidiaries (collectively, the “Optionors”) to acquire up to an 80% interest in 102 unpatented lode mining claims in the Winston Property, in addition to the four Little Granite Gold Claims (“Little Granite”) and Ivanhoe and Emporia claims (“Ivanhoe/Emporia”). In April 2017, the Company entered into a definitive purchase agreement with the Optionors to acquire all of the Optionors’ rights, title and interest in and to the Winston Property. The terms of this agreement closed on May 17, 2017, thereby extinguishing any remaining obligations to Redline Minerals Inc. and its US subsidiaries. Prior to closing, for total consideration of Little Granite and Ivanhoe/Emporia, the Parent paid the Optionors $240,000 on behalf of the Company and the Parent issued 88,000 common shares on behalf of the Company (valued at $341,500). Prior to March 31, 2024, the Company staked additional claims, resulting in an aggregate total of 147 lode mining claims and 2 patented claims.

Ivanhoe/Emporia

In accordance with the terms and conditions of the underlying Ivanhoe/Emporia purchase agreement, the Optionors agreed to sell and convey Ivanhoe/Emporia Claims for the purchase price of $500,000 USD of which US$361,375 remained owing to the Robert Howe Educational Trust (“RHET”) upon closing on May 17, 2017. The Buyer agreed to pay RHET a monthly royalty equal to the greater of the Minimum Monthly Royalty or Production Royalty (the “monthly royalty”) determined in accordance with the following table:

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Period Ended June 30, 2024

All royalty payments made to RHET under the Minimum Monthly Royalty or Production Royalty of the agreement will be credited upon the purchase price. The accrued minimum monthly royalty payments outstanding as of June 30, 2024 was $345,531 (US$252,725) and March 31, 2024 was $335,027 (US$246,725). Only the permanent production royalty of 2% of NSR on all ore mined on the Ivanhoe and Emporia lode claims, will remain as an encumbrance after the property has been purchased.

Little Granite

On December 14, 2022, we announced that the Company acquired 100% interest of Little Granite Claims. In accordance with the terms and conditions of the underlying Little Granite purchase agreement, the Optionors agreed to sell and convey Little Granite for the purchase price of $500,000 USD of which US$434,000 remained owing to Silver Rose Corporation (“Silver Rose”) upon closing on May 17, 2017. During the year ended March 31, 2024, the Company negotiated a final cash payment $75,000 USD to exercise the option through the issuance a non-interest-bearing promissory note. The promissory note was due on October 15, 2023, and was fully paid by the Parent on behalf of the Company during the year ended March 31, 2024. Prior to closing on the revised final cash payment, the Company had paid a total aggregate of $111,000 USD to Silver Rose towards the purchase The Little Granite Property was acquired for an aggregate consideration of $186,000 USD, versus aggregate consideration of $434,000 USD under the original terms. There are no encumbrances on the 4 unpatented Little Granite lode claims. Prior to March 31, 2024, the Company staked additional claims, resulting in an aggregate total of 147 lode mining claims and 2 patented claims.

NI 43-101 Technical Report

Foremost has an updated NI 43-101 compliant technical report with an effective date of November 04, 2024 titled “Technical Report for the Winston Gold-Silver Project: Sierra County, New Mexico, USA” but there is no current or up-to-date mineral resource estimate for the property as there is no current sufficient work to date to identify mineral history.

RESULTS OF OPERATIONS

Expenses incurred for the three-month period ended June30, 2024 as compared to 2023

During the three-month period ended June 30, 2024, the Company had a net loss of $6,976 (2023 - $327). There were no significant fluctuations year to year. Net loss is comprised of income tax penalties relating to the late filing of yearly corporate tax returns in the USA adjusted for foreign exchange.

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Period Ended June 30, 2024

SUMMARY OF QUARTERLY RESULTS

A summary of selected financial information for the eight most recently completed quarters is set out below and should be read in conjunction with the Company’s Financial Statements and related notes for such periods:

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	June 30,	Mar 31,	Dec 31,	Sep 30,	June 30,	Mar 31,	Dec 31,	Sep 30,
	2024	2024	2023	2023	2023	2023	2022	2022
Expenses	$6,976	$327	$327	$33,405	$327	$2,827	$2,827	$34,167
Total comprehensive loss	$6,976	$327	$327	$33,405	$327	$2,827	$2,827	$34,167
Loss) per share – basic and diluted	$(0.70)	$(0.03)	$(0.03)	$(3.34)	$(0.03)	$(0.28)	$(0.28)	$(3.42)

Net loss in the quarter ended June 30, 2024 was comprised of $4,925 in income tax penalty interest and a $2,051 foreign exchange loss relating to fair valuing the US$ debt at June 30, 2024. Net loss during the quarters ended September 30, 2023 and September 30, 2022 are comprised of income tax penalties relating to the late filing of yearly corporate tax returns in the USA adjusted for foreign exchange. For the purposes of the quarter by quarter analysis, yearly foreign exchange adjustments have been expensed equally over the quarterly periods. US corporate taxes are due 3.5 months after year end.

LIQUIDITY AND GOING CONCERN

The condensed interim financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2024, the Company had working capital deficiency of $190,225 (March 31, 2024 - $183,249). In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the long-term (non- current) loans from the Parent. The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast substantial doubt as to the ability of the Company to continue as a going concern. The condensed interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

CASH FLOWS

The Company’s operations were funded in full by its parent company, Foremost Lithium, therefore there were no cash flows in any of the year presented.

CAPITAL RESOURCES

During the period ended June 30, 2024, the Company did not issue any common shares.

TRANSACTIONS WITH RELATED PARTIES

During the period ended June 30, 2024, there were no transactions with related parties.

CHANGES IN ACCOUNTING POLICIES

Please refer to the condensed interim financial statements for the year ended June 30, 2024.

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Period Ended June 30, 2024

FINANCIAL AND OTHER INSTRUMENTS

Capital and Financial Risk Management

Capital management.

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from the year ended March 31, 2024.

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The carrying value of royalty payable and income tax penalty payable approximate their fair value because of the short-term nature of these instruments.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of royalty payable and income tax penalty payable.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2024, the Company had current liabilities of $1,989,563 (March 31, 2024 - $1,974,335). All of the Company’s financial liabilities, except shareholder’s loans payable, have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular loans from the Parent in order to continue as a going concern. Despite previous success in acquiring these loans, there is no guarantee of obtaining future loans.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has income tax penalties payable that accrues interest. The Company’s liabilities do not have significant exposure to interest rate risk.

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Period Ended June 30, 2024

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to income tax penalty payable and royalty payable. A 10% change in the USD/CAD foreign exchange rate would result in a $51,828 foreign exchange gain or loss. The Company has not hedged its exposure to currency fluctuations.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Other MD&A Requirements

Disclosure of Outstanding Security Data

As at November 12, 2024, the Company has 10,000 common shares outstanding without par value.

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development.

Exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and anticipates that it will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. The Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals. Additional risks include the lack of an active market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest. Finally, the Company has no history of earnings, and there is no assurance that any of its current or future mineral properties will generate earnings, operate profitably or provide a return on investment in the future. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered considering its early stage of operations.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to Foremost filings on www.sedaplus.com.

SIERRA GOLD & SILVER LTD.

Financial Statements

Expressed in Canadian Dollars

For the years ended March 31, 2024, 2023 and 2022

Corporate Head Office

250 – 750 West Pender Street

Vancouver, BC

V6C 2T7

Page 1 | 18

INDEPENDENT AUDITOR’S REPORT

To the Directors of

Sierra Gold & Silver Ltd.

Opinion

We have audited the accompanying financial statements of Sierra Gold & Silver Ltd. (the “Company”), which comprise the statements of financial position as at March 31, 2024, 2023 and 2022, and the statements of loss and comprehensive loss, changes in shareholders’ deficiency, and cash flows for the years then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2024, 2023 and 2022, and its financial performance and its cash flows for the years then ended, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the financial statements, which indicates that the Company had a working capital deficiency of

$1,974,335 at March 31, 2024 and has not generated revenues from operations. As stated in Note 1, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●

Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Vancouver, Canada	Chartered Professional Accountants

November 12, 2024

SIERRA GOLD & SILVER LTD.

Statements of Financial Position

As at March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

	2024	2023	2022

ASSETS
Non-Current
Exploration and evaluation assets (Note 4)	$1,791,086	$1,706,458	$1,444,803

Total Assets	$1,791,086	$1,706,458	$1,444,803

LIABILITIES AND SHAREHOLDER’S DEFICIENCY

Current
Royalty payable (Note 4)	$335,027	$312,781	$258,823
Income tax penalty payable (Note 8)	183,249	148,863	106,216
Short-term loan payable (Note 4)	-	67,717	-
Shareholder payable (Note 5)	1,456,059	1,325,960	1,185,980
Total Liabilities	1,974,335	1,855,321	1,551,019

Shareholder’s Deficiency
Deficit	(183,249)	(148,863)	(106,216)
Total Shareholder’s Deficiency	(183,249)	(148,863)	(106,216)

Total Liabilities and Shareholder’s Deficiency	$1,758,086	$1,706,458	$1,444,803

Nature and continuance of operations and going concern (Note 1)

Subsequent event (Note 9)

Approved and authorized on behalf of the Board on November 12, 2024:

(Signed) “Jason Barnard”

Jason Barnard, Director

The accompanying notes are an integral part of these financial statements.

Page 3 | 18

SIERRA GOLD & SILVER LTD.

Statements of Loss and Comprehensive Loss

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

	2024	2023	2022

Other Expenses
Foreign exchange gain (loss)	$(1,308)	$(11,306)	$2,279
Income tax penalties (Note 8)	(33,078)	(31,341)	(33,045)

Net Loss and Comprehensive Loss for the Year	$(34,386)	$(42,647)	$(30,766)

Basic and diluted loss per common share	$(3.44)	$(4.26)	$(3.08)
Weighted average shares outstanding	10,000	10,000	10,000

The accompanying notes are an integral part of these financial statements.

Page 4 | 18

SIERRA GOLD & SILVER LTD.

Statements of Changes in Shareholder’s Deficiency

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

	Number of Shares	Capital Stock	Deficit	Total Shareholder’s Deficiency

Balance, March 31, 2021	10,000	$-	$(75,450)	$(75,450)

Net Loss and Comprehensive Loss for the Year	-	-	(30,766)	(30,766)

Balance, March 31, 2022	10,000	-	(106,216)	(106,216)

Net Loss and Comprehensive Loss for the Year	-	-	(42,647)	(42,647)

Balance, March 31, 2023	10,000	-	(148,863)	(148,863)

Net Loss and Comprehensive Loss for the Year	-	-	(34,386)	(34,386)

Balance, March 31, 2024	10,000	$-	$(183,249)	$(183,249)

The accompanying notes are an integral part of these financial statements.

Page 5 | 18

SIERRA GOLD & SILVER LTD.

Statements of Cash Flows

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES

Loss and comprehensive loss for the year	$(34,386)	$(42,647)	$(30,766)
Changes in non-cash working capital items:
Income tax penalty payable	34,386	42,647	30,766
Net cash used in operating activities	-	-	-

Change in cash for the year	-	-	-
Cash, beginning of year	-	-	-

Cash, end of year	$-	$-	$-
Cash paid for interest	$-	$-	$-
Cash paid for tax	$-	$-	$-

Non-cash items
Change in exploration and evaluation assets in royalty payable	$22,246	$53,958	$(24,900)
Change in exploration and evaluation assets in shareholder payable	$62,382	$207,697	$405,469

The accompanying notes are an integral part of these financial statements.

Page 6 | 18

SIERRA GOLD & SILVER LTD.

Notes to the Financial Statements

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Sierra Gold & Silver Ltd. (the "Company" or “Sierra”) which was incorporated under the laws of the State of Nevada, is a wholly owned subsidiary of Foremost Clean Energy Ltd. (Formerly Foremost Lithium Resource & Technology Ltd.) (“Foremost” or “Parent”) which is listed on the Canadian Securities Exchange (the “CSE”) under the symbol FAT and on the NASDAQ Capital Market (“NASDAQ”) under the symbols FMST and FMSTW. The Company’s head office is located at 250 - 750 West Pender Street, Vancouver, BC, V6C 2T7.

The Company is an exploration company focused on the identification and development of mineral assets in the United States of America.

Going concern of operations

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2024, the Company had working capital deficiency of $1,974,335 (March 31, 2023 - $1,855,321 and March 31, 2022 - $1,551,019). In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the long-term (non-current) loans from the Parent. The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast substantial doubt as to the ability of the Company to continue as a going concern. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

Statement of compliance

These financial statements, including comparatives, have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

2.	BASIS OF PRESENTATION

a) Basis of measurement

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss or fair value through other comprehensive loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these financial statements are based on IFRS issued and effective as of March 31, 2024. The Board of Directors approved these financial statements for issue on November 12, 2024.

Page 7 | 18

SIERRA GOLD & SILVER LTD.

Notes to the Financial Statements

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION

Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates.

Material accounting judgments and critical accounting estimates

Material accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the financial statements include, but are not Limited to, the following:

i)	Assessment of any indicators of impairment of the carrying value of the Company’s exploration and evaluation assets;

ii)	The ability of the Company to continue as a going concern; and

Foreign currency translation

The functional currency for the Company is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated at the period end date exchange rates.

The functional currency of the Company is the Canadian dollar, which is also the presentation currency of the financial statements.

Financial instruments

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset.

The classification of debt instruments is driven by the business model for managing the financial assets, liabilities and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest.

If the business model is not to hold the debt instrument, it is classified as fair value through profit or loss (“FVTPL”). Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

The Company classifies its financial assets into one of the categories described below, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, and on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income (“FVTOCI”).

Page 8 | 18

SIERRA GOLD & SILVER LTD.

Notes to the Financial Statements

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

FVTPL - Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of loss and comprehensive loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

FVTOCI - Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial assets at amortized cost - A financial asset is measured at amortized cost using the effective interest method if the objective of the business model is to hold the financial asset for the collection of contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or noncurrent assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Financial liabilities other than derivative liabilities are recognized initially at fair value and are subsequently stated at amortized cost. Transaction costs on financial assets and liabilities other than those classified at FVTPL are treated as part of the carrying value of the asset or liability. Transaction costs for assets and liabilities at FVTPL are expensed as incurred.

The following table shows the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial assets/liabilities	Classification and measurement

Royalty payable	at amortized cost
Income tax penalty payable	at amortized cost
Short-term loan payable	at amortized cost
Shareholder loans payable	at amortized cost

Financial liabilities other than derivative liabilities are recognized initially at fair value and are subsequently stated at amortized cost. Transaction costs on financial assets and liabilities other than those classified at FVTPL are treated as part of the carrying value of the asset or liability. Transaction costs for assets and liabilities at FVTPL are expensed as incurred.

Impairment of financial assets at amortized cost

The Company recognizes the expected credit losses (“ECL”) model on a forward-looking basis on financial assets that are measured at amortized cost, contract assets and debt instruments carried at FVTOCI.

At each reporting date, the Company measures the ECL for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the ECL for the financial asset at an amount equal to twelve month expected credit losses. The Company applies the simplified method and measures a loss allowance equal to the lifetime expected credit losses for trade receivables.

Page 9 | 18

SIERRA GOLD & SILVER LTD.

Notes to the Financial Statements

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Mineral properties - exploration and evaluation assets

Pre-exploration costs

Pre-exploration costs are expensed in the year in which they are incurred.

Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, all costs related to the acquisition, exploration and evaluation of the property are capitalized. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mines under construction”. Exploration and evaluation assets are tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Exploration and evaluation assets are classified as intangible assets.

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation assets and equipment. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision.

Decommissioning obligations:

The Company’s activities may give rise to dismantling, decommissioning and site disturbance re-mediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the reporting date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Page 10 | 18

SIERRA GOLD & SILVER LTD.

Notes to the Financial Statements

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company’s long-lived assets, including mineral property interests, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Derecognition of financial assets and financial liabilities

A financial asset is derecognized when the contractual right to the asset’s cash flows expire; or if the Company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

The Company derecognizes a financial liability when its obligations are discharged, cancelled or expired.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affects neither accounting nor taxable loss, or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Basic and Diluted Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. The dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Page 11 | 18

SIERRA GOLD & SILVER LTD.

Notes to the Financial Statements

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Share issue costs

Share issue costs are deferred and charged directly to capital stock on completion of the related financing. If the financing is not completed, share issue costs are charged to operations. Costs directly identifiable with the raising of capital will be charged against the related capital stock.

New accounting standards issued and effective

A number of new standards, and amendments to standards and interpretations, are not effective and have not been early adopted in preparing these financial statements. The following accounting standards and amendments are effective for reporting periods beginning on or after January 1, 2024:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

The adoption of this new accounting standard is not expected to have a material impact on the Company’s financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date.

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non‐current based on contractual arrangements in place at the reporting date.

These amendments:

●

specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;

●	provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and
●	clarify when a liability is considered settled.

On October 31, 2022, the IASB issued a deferral of the effective date for the new guidance by one year to annual reporting periods beginning on or after January 1, 2024 and is to be applied retrospectively. The Company has not yet determined the impact of these amendments on its financial statements.

Page 12 | 18

SIERRA GOLD & SILVER LTD.

Notes to the Financial Statements

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

4.	EXPLORATION AND EVALUATION ASSETS

During the years ended March 31, 2024, 2023 and 2022, the following expenditures were incurred on the exploration and evaluation of the Company’s assets:

Winston Property	March 31, 2024	March 31, 2023	March 31, 2022

Acquisition costs
Balance, beginning of year	$1,334,548	$1,200,586	$1,121,057
Additions	37,305	133,962	79,529
Balance, end of year	1,371,853	1,334,548	1,200,586

Exploration costs
Balance, beginning of year	371,910	244,217	174,732
Assay	-	-	4,712
Geological, consulting, and other	47,323	127,693	64,773
Balance, end of year	419,233	371,910	244,217

Total Balance – End of Year	$1,791,086	$1,706,458	$1,444,803

Winston Property

In October 2014, the Company entered into an option agreement with Redline Minerals Inc. and its US subsidiaries (collectively, the “Optionors”) to acquire up to an 80% interest in 102 unpatented lode mining claims in the Winston Property, in addition to the four Little Granite Gold Claims (“Little Granite”) and Ivanhoe and Emporia claims (“Ivanhoe/Emporia”). In April 2017, the Company entered into a definitive purchase agreement with the Optionors to acquire all of the Optionors’ rights, title and interest in and to the Winston Property. The terms of this agreement closed on May 17, 2017, thereby extinguishing any remaining obligations to Redline Minerals Inc. and its US subsidiaries. Prior to closing, for total consideration of Little Granite and Ivanhoe/Emporia, the Parent paid the Optionors $240,000 on behalf of the Company and the Parent issued 88,000 common shares on behalf of the Company (valued at $341,500). Prior to March 31, 2024, the Company staked additional claims, resulting in an aggregate total of 147 lode mining claims and 2 patented claims.

Ivanhoe/Emporia claims

In accordance with the terms and conditions of the underlying Ivanhoe/Emporia purchase agreement, the Optionors agreed to sell and convey Ivanhoe/Emporia Claims for the purchase price of $500,000 USD of which US$361,375 remained owing to the Robert Howe Educational Trust (“RHET”) upon closing on May 17, 2017. The Buyer agreed to pay RHET a monthly royalty equal to the greater of the Minimum Monthly Royalty or Production Royalty determined in accordance with the following table:

All royalty payments made to RHET under the Minimum Monthly Royalty or Production Royalty of the agreement will be credited upon the purchase price. The accrued minimum monthly royalty payments outstanding as of March 31, 2024 was $335,027 (US$246,725), as of March 31, 2023 was $312,781 (US$231,125) and as of March 31, 2022 was $258,823 (US$207,125). Only the permanent production royalty of 2% of NSR on all ore mined on the Ivanhoe and Emporia lode claims, will remain as an encumbrance after the property has been purchased.

Page 13 | 18

SIERRA GOLD & SILVER LTD.

Notes to the Financial Statements

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

4.	EXPLORATION AND EVALUATION ASSETS (Continued)

Winston Property (Continued)

Little Granite Claims

In accordance with the terms and conditions of the underlying Little Granite purchase agreement, the Optionors agreed to sell and convey Little Granite for the purchase price of $500,000 USD of which US$434,000 remained owing to Silver Rose Corporation (“Silver Rose”) upon closing on May 17, 2017. During the year ended March 31, 2024, the Company negotiated a final cash payment $75,000 USD to exercise the option through the issuance of a non-interest- bearing promissory note. $25,000 USD was repaid by Foremost during the year ended March 31, 2024. As at March 31, 2023, $67,717 ($50,000 USD) remained payable. The promissory note was due on October 15, 2023, and the remaining $50,000 USD was paid by the Parent on behalf of the Company during the year ended March 31, 2024. Prior to closing on the revised final cash payment of $75,000 USD, the Company had paid a total aggregate of $111,000 USD to Silver Rose towards the purchase. The Little Granite Property was acquired for an aggregate cash consideration of $186,000 USD, versus aggregate consideration of $434,000 USD under the original terms. There are no encumbrances on the 4 unpatented Little Granite lode claims.

5.	SHAREHOLDER’S LOANS PAYABLE

Advances from the Parent are non-interest bearing and have no fixed terms of repayment.

6.	CAPITAL STOCK

Authorized capital stock - 75,000 common shares without par value.

Issued capital stock

During the years ended March 31, 2024, 2023 and 2022 there were no capital stock transactions.

7.	FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from the years ended March 31, 2023 and 2022.

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

Page 14 | 18

SIERRA GOLD & SILVER LTD.

Notes to the Financial Statements

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

The carrying value of royalty payable and income tax penalty payable approximate their fair value because of the short- term nature of these instruments.

7.	FINANCIAL RISK MANAGEMENT (Continued)

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of royalty payable and income tax penalty payable.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2024, the Company had current liabilities of $1,974,335 (March 31, 2023 - $1,855,321, March 31, 2022 - $1,551,019). All of the Company’s financial liabilities, except shareholder’s loans payable and short- term loan payable, have contractual maturities of less than 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular loans from the Parent in order to continue as a going concern. Despite previous success in acquiring these loans, there is no guarantee of obtaining future loans.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has income tax penalties payable that accrues interest. The Company’s liabilities do not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to income tax penalty payable and royalty payable. A 10% change in the USD/CAD foreign exchange rate would result in a $51,828 foreign exchange gain or loss. The Company has not hedged its exposure to currency fluctuations.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Page 15 | 18

SIERRA GOLD & SILVER LTD.

Notes to the Financial Statements

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

8.	INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the USA combined federal and state corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	Year Ended March 31, 2024	Year Ended March 31, 2024	Year Ended March 31, 2023
Income (loss) before taxes for the year	$(34,386)	$(42,647)	$(30,766)
Canadian federal and provincial income tax rates	27%	27%	27%
Expected income tax recovery based on above rates	(9,000)	(12,000)	(8,000)
Permanent difference	9,000	12,000	8,000
Deferred income tax recovery	$-	$-	$-

During the year ended March 31, 2024, the Company late filed corporate tax returns for the fiscal years ending 2017 through 2022 resulting in the following income tax penalties for late filing.

As at March 31, 2024, $183,249 (US$135,000) in income tax penalties was payable. The penalty incurred during the year ended March 31, 2024 was US$25,000.

●	As at March 31, 2023, $148,863 (US$110,000) in income tax penalties was payable. The penalty incurred during the year ended March 31, 2023 was US$25,000.
●	As at March 31, 2022, $106,216 (US$85,000) in income tax penalties was payable. The penalty incurred during the year ended March 31, 2022 was US$25,000.

9.	SUBSEQUENT EVENT

On July 29, 2024, Foremost entered into an Arrangement Agreement, which was amended and restated on November 4, 2024, to spin out 100% of the shares of its wholly owned subsidiary, Sierra, into the newly incorporated Rio Grande Resources Ltd. (“Rio Grande” or “RGR”) by way of a plan of arrangement (the “Arrangement”). It is a condition to the completion of the Arrangement that: (i) Rio Grande will issue a $677,450 promissory note to a related party, namely Jason Barnard and Christina Barnard, due for payment on or before November 5, 2027. The promissory note will bear interest of 8.95% per annum, starting 4 months from the Effective Date (the “Barnard Promissory Note”). The full amount of the Barnard Promissory Note must be settled by Rio Grande using funds from its first and, as necessary, subsequent post-closing financing(s). The Barnard Promissory Note is secured by a general security agreement; and (ii) Rio Grande will issue a $520,000 promissory note to a related party, namely Foremost, due for repayment on or before November 5, 2027. The promissory note will bear interest of 8.95% per annum, starting 4 months from the Effective Date (the “Foremost Promissory Note”). The Foremost Promissory Note is unsecured.

Pursuant to the terms of the Arrangement, Foremost will (i) transfer to Rio Grande the right to collect receivables in respect of all amounts outhandling from Sierra to Foremost as at the Effective Date and (ii) assign and transfer to Rio Grande all of the issued and outstanding Sierra Shares in consideration for Rio Grande issuing to Foremost such number of Rio Grande Common Shares as is equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of Foremost Shares issued and outstanding immediately prior to the Effective Time by two (2).

Notwithstanding the Foremost Incentive Plan, each Foremost Option to acquire one (1) Foremost Share outstanding immediately prior to this shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost Optionee thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

Page 16 | 18

SIERRA GOLD & SILVER LTD.

Notes to the Financial Statements

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

i)

0.9136 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement Option to acquire one (1) new Foremost Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Foremost Share determined immediately prior to this divided by the total fair market value of a new Foremost Share and the fair market value of two (2) Rio Grande Common Shares determined immediately prior to this; and

9.	SUBSEQUENT EVENT (Continued)

ii)

0.0864 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for two Rio Grande Options, with each whole Rio Grande Option entitling the holder thereof to acquire one (1) Rio Grande Common Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Rio Grande Common Share determined immediately prior to this divided by the total of the fair market value of a New Foremost Share and the fair market value of two (2) Rio Grande Common Shares at the Effective Time.

Notwithstanding the Foremost Incentive Plan, each Foremost RSU to acquire one (1) Foremost Share outstanding immediately prior to this shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost RSU holder thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

i)

0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement RSU to acquire such number of New Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

ii)

0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for two (2) Rio Grande RSUs to acquire such number of Rio Grande Common Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU.

Foremost and Rio Grande acknowledge and agree that:

i)	from and after the Effective Date, each Foremost Warrant shall entitle the holder to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time:

●	one new Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and
●

two (2) Rio Grande Common Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time, and Rio Grande hereby covenants that it shall forthwith upon receipt of written notice from Foremost from time to time issue, as directed by Foremost, that number of Rio Grande Common Shares as may be required to satisfy the foregoing;

ii)

Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two (2) Rio Grande Common Shares so issued that is equal to the exercise price under the Foremost Warrant multiplied by the fair market value of two (2) Rio Grande Common Shares at the Effective Time divided by the total fair market value of a Foremost Share and two (2) Rio Grande Common Shares at the Effective Time;

iii)

and the terms and conditions applicable to the Foremost Warrants, immediately after the Effective Time, will otherwise remain unchanged from the terms and conditions of the Foremost Warrants as they exist immediately before the Effective Time.

Page 17 | 18

SIERRA GOLD & SILVER LTD.

Notes to the Financial Statements

For the years ended March 31, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

The Arrangement will be subject to shareholder, court, Canadian Securities Exchange (“CSE”), NASDAQ and regulatory approvals, as well as management’s discretion. Subsequent to the completion of the Arrangement, the Company intends to list the shares of RGR on the CSE. Foremost will remain listed on the CSE and the NASDAQ. In order to appropriately capitalize RGR to pursue its business objectives immediately following the completion of the Arrangement, it is anticipated that RGR will borrow certain funds from Foremost and Jason and Christina Barnard and issue the Foremost Promissory Note and the Barnard Promissory Note in connection therewith.

Shareholders are cautioned that there can be no assurance that the Arrangement will be completed on the terms described herein or at all, or that the Listing on the CSE will occur.

Page 18 | 18

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Year Ended March 31, 2024

DATE

This MD&A is dated as of November 12, 2024.

This management’s discussion and analysis of financial position and results of operations (“MD&A”) is prepared as of November 12, 2024 and should be read in conjunction with the financial statements of Sierra Gold & Silver Ltd. (“Sierra” or “Company”) for the year ended March 31, 2024 with the related notes thereto. Those financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

All dollar amounts included therein and in the following MD&A are expressed in Canadian dollars except where noted. This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements because of various factors. See also “Introductory Notes – Forward-Looking Information.”

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR+) in Canada and can be obtained from www.sedarplus.ca.

DESCRIPTION OF BUSINESS

Sierra Gold & Silver Ltd. (the "Company" or “Sierra”) which was incorporated under the laws of the State of Nevada, is a wholly owned subsidiary of Foremost Clean Energy Ltd. (Formerly Foremost Lithium Resource & Technology Ltd.) (“Foremost” or “Parent”) which is listed on the Canadian Securities Exchange (the “CSE”) under the symbol FAT and on the NASDAQ Capital Market (“NASDAQ”) under the symbols FMST and FMSTW. The Company’s head office is located at 250 - 750 West Pender Street, Vancouver, BC, V6C 2T7.

The Company is an exploration company focused on the identification and development of mineral assets in the United States of America.

PROPOSED TRANSACTIONS

On July 29, 2024, Foremost entered into an Arrangement Agreement, which was amended and restated on November 4, 2024, to spin out 100% of the shares of its wholly owned subsidiary, Sierra, into the newly incorporated Rio Grande Resources Ltd. (“Rio Grande” or “RGR”) by way of a plan of arrangement (the “Arrangement”). It is a condition to the completion of the Arrangement that: (i) Rio Grande will issue a $677,450 promissory note to a related party, namely Jason Barnard and Christina Barnard, due for payment on or before November 5, 2027. The promissory note will bear interest of 8.95% per annum, starting 4 months from the Effective Date (the “Barnard Promissory Note”). The full amount of the Barnard Promissory Note must be settled by Rio Grande using funds from its first and, as necessary, subsequent post-closing financing(s). The Barnard Promissory Note is secured by a general security agreement; and (ii) Rio Grande will issue a $520,000 promissory note to a related party, namely Foremost, due for repayment on or before November 5, 2027. The promissory note will bear interest of 8.95% per annum, starting 4 months from the Effective Date (the “Foremost Promissory Note”). The Foremost Promissory Note is unsecured.

Pursuant to the terms of the Arrangement, Foremost will (i) transfer to Rio Grande the right to collect receivables in respect of all amounts outstanding from Sierra to Foremost as at the Effective Date and (ii) assign and transfer to Rio Grande all of the issued and outstanding Sierra Shares in consideration for Rio Grande issuing to Foremost such number of Rio Grande Common Shares as is equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of Foremost Shares issued and outstanding immediately prior to the Effective Time by two (2).

Notwithstanding the Foremost Incentive Plan, each Foremost Option to acquire one (1) Foremost Share outstanding immediately prior to this shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost Optionee thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Year Ended March 31, 2024

i)

0.9136 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement Option to acquire one (1) new Foremost Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Foremost Share determined immediately prior to this divided by the total fair market value of a new Foremost Share and the fair market value of two (2) Rio Grande Common Shares determined immediately prior to this; and

ii)

0.0864 of each Foremost Option held by a Foremost Optionee immediately prior to the Effective Time shall be transferred and exchanged for two Rio Grande Options, with each whole Rio Grande Option entitling the holder thereof to acquire one (1) Rio Grande Common Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Rio Grande Common Share determined immediately prior to this divided by the total of the fair market value of a new Foremost Share and the fair market value of two (2) Rio Grande Common Shares at the Effective Time.

Notwithstanding the Foremost Incentive Plan, each Foremost RSU to acquire one (1) Foremost Share outstanding immediately prior to this shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Foremost RSU holder thereof to Foremost (free and clear of any Encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

i)

0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost Replacement RSU to acquire such number of new Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

ii)

0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for two (2) Rio Grande RSUs to acquire such number of Rio Grande Common Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU.

Foremost and Rio Grande acknowledge and agree that:

i)	from and after the Effective Date, each Foremost Warrant shall entitle the holder to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time:

●	one new Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and
●

two (2) Rio Grande Common Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time, and Rio Grande hereby covenants that it shall forthwith upon receipt of written notice from Foremost from time to time issue, as directed by Foremost, that number of Rio Grande Common Shares as may be required to satisfy the foregoing;

ii)

Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two (2) Rio Grande Common Shares so issued that is equal to the exercise price under the Foremost Warrant multiplied by the fair market value of two (2) Rio Grande Common Shares at the Effective Time divided by the total fair market value of a Foremost Share and two (2) Rio Grande Common Shares at the Effective Time;

iii)

and the terms and conditions applicable to the Foremost Warrants, immediately after the Effective Time, will otherwise remain unchanged from the terms and conditions of the Foremost Warrants as they exist immediately before the Effective Time.

The Arrangement will be subject to shareholder, court, Canadian Securities Exchange (“CSE”), NASDAQ and regulatory approvals, as well as management’s discretion. Subsequent to the completion of the Arrangement, the Company intends to list the shares of RGR on the CSE. Foremost will remain listed on the CSE and the NASDAQ. In order to appropriately capitalize RGR to pursue its business objectives immediately following the completion of the Arrangement, it is anticipated that RGR will borrow certain funds from Foremost and Jason and Christina Barnard and issue the Foremost Promissory Note and the Barnard Promissory Note in connection therewith.

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Year Ended March 31, 2024

Shareholders are cautioned that there can be no assurance that the Arrangement will be completed on the terms described herein or at all, or that the Listing on the CSE will occur.

FORWARD-LOOKING STATEMENTS

Except for statements of historical facts relating to the Company, this MD&A contains "forward-looking statements" within the meaning of applicable securities legislation. These forward-looking statements are made as of the date of this MD&A and the Company does not intend and does not assume any obligation to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of metals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of future exploration programs, capital expenditures, success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, the completion of transactions and future listings and regulatory approvals. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information in this MD&A includes, among other things, disclosure regarding: the Company’s mineral properties as well as its outlook, statements with respect to the success of exploration activities, permitting timelines, costs and expenditure requirements for additional capital, regulatory approvals, as well as the information under the headings "Overall Performance”, “Liquidity” and “Capital Resources”.

In making the forward looking statements in this MD&A, the Company has applied certain factors and assumptions that it believes are reasonable, including that there is no material deterioration in general business and economic conditions; that the timing, costs and results of the Company’s proposed exploration programs are consistent with the Company’s current expectations; that the Company receives regulatory and governmental approvals and permits for its properties on a timely basis; that the Company is able to obtain financing for its properties on reasonable terms and on a timely basis; that the Company is able to procure equipment and supplies in sufficient quantities and on a timely basis; that engineering and exploration timetables and capital costs for the Company’s exploration plans are not incorrectly estimated or affected by unforeseen circumstances or adverse weather conditions; that any environmental and other proceedings or disputes are satisfactorily resolved.

However, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors may include, among others, actual results of current and proposed exploration activities; actual results of reclamation activities; future metal prices; accidents, labor disputes, adverse weather conditions, unanticipated geological formations and other risks of the mining industry; delays in obtaining governmental or regulatory approvals or financing or in the completion of exploration activities, as well as those factors discussed in the section entitled "Risks and Uncertainties" in this MD&A. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

The technical information in this MD&A has been reviewed by Michael Feinstein, PHd, CPG , who is a Qualified Persons as defined by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43- 101”).

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Year Ended March 31, 2024

MINERAL PROPERTIES

Winston Gold/Silver Property

During the years ended March 31, 2024, 2023 and 2022, the following expenditures were incurred on the exploration and evaluation of the Company’s assets:

Winston Property	March 31, 2024	March 31, 2023	March 31, 2022

Acquisition costs
Balance, beginning of year	$1,334,548	$1,200,586	$1,121,057
Additions	37,305	133,962	79,529
Balance, end of year	1,371,853	1,334,548	1,200,586

Exploration costs
Balance, beginning of year	371,910	244,217	174,732
Assay	-	-	4,712
Geological, consulting, and other	47,323	127,693	64,773
Balance, end of year	419,233	371,910	244,217

Total Balance – End of Year	$1,791,086	$1,706,458	$1,444,803

During the year ended March 31, 2024, the Exploration and Evaluation additions consisted of:

i)	Acquisition costs of $37,305 consisted primarily of royalty amounts accrued or paid (as detailed below).
ii)	Exploration costs of $47,324 consisted of Geological and Consulting fees of $14,486 and BLM fees of $32,838.

During the year ended March 31, 2023, the Exploration and Evaluation additions consisted of:

i)	Acquisition costs of $133,962 consisted of payment on the Little Granite agreement of $102,221 (see details below). The remainder consisted of royalty amounts accrued or paid (as detailed below).
ii)	Exploration costs of $127,693 consisted of Geological and Consulting fees relating to a magnetic survey of $58,990, BLM fees of $42,057 and staking fees of $26,646 of staking costs.

During the year ended March 31, 2022, the Exploration and Evaluation additions consisted of:

i)	Acquisition costs of $37,305 consisted of primarily of BLM fees of $27,387 of BLM fees, $49,398 of payments on the Little Granite agreement, and royalty amounts accrued of paid (as detailed below).
ii)	Exploration costs of $69,484 consisted of Assaying of $4,712, Geological and Consulting fees of $28,930 and BLM fees of $35,842.

In October 2014, the Company entered into an option agreement with Redline Minerals Inc. and its US subsidiaries (collectively, the “Optionors”) to acquire up to an 80% interest in 102 unpatented lode mining claims in the Winston Property, in addition to the four Little Granite Gold Claims (“Little Granite”) and Ivanhoe and Emporia claims (“Ivanhoe/Emporia”). In April 2017, the Company entered into a definitive purchase agreement with the Optionors to acquire all of the Optionors’ rights, title and interest in and to the Winston Property. The terms of this agreement closed on May 17, 2017, thereby extinguishing any remaining obligations to Redline Minerals Inc. and its US subsidiaries. Prior to closing, for total consideration of Little Granite and Ivanhoe/Emporia, the Parent paid the Optionors $240,000 on behalf of the Company and the Parent issued 88,000 common shares on behalf of the Company (valued at $341,500). Prior to March 31, 2024, the Company staked additional claims, resulting in an aggregate total of 147 lode mining claims and 2 patented claims.

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Year Ended March 31, 2024

Ivanhoe/Emporia

In accordance with the terms and conditions of the underlying Ivanhoe/Emporia purchase agreement, the Optionors agreed to sell and convey Ivanhoe/Emporia Claims for the purchase price of $500,000 USD of which US$361,375 remained owing to the Robert Howe Educational Trust (“RHET”) upon closing on May 17, 2017. The Buyer agreed to pay RHET a monthly royalty equal to the greater of the Minimum Monthly Royalty or Production Royalty determined in accordance with the following table:

All royalty payments made to RHET under the Minimum Monthly Royalty or Production Royalty of the agreement will be credited upon the purchase price. The accrued minimum monthly royalty payments outstanding as of March 31, 2024 was

$335,027 (US$246,725), as of March 31, 2023 was $312,781 (US$231,125) and as of March 31, 2022 was $258,823 (US$207,125). Only the permanent production royalty of 2% of NSR on all ore mined on the Ivanhoe and Emporia lode claims, will remain as an encumbrance after the property has been purchased.

Little Granite

On December 14, 2022, we announced that the Company acquired 100% interest of Little Granite Claims. In accordance with the terms and conditions of the underlying Little Granite purchase agreement, the Optionors agreed to sell and convey Little Granite for the purchase price of $500,000 USD of which US$434,000 remained owing to Silver Rose Corporation (“Silver Rose”) upon closing on May 17, 2017. During the year ended March 31, 2024, the Company negotiated a final cash payment

$75,000 USD to exercise the option through the issuance of a non-interest-bearing promissory note. $25,000 USD was repaid by Foremost during the year ended March 31, 2024. As at March 31, 2024, $67,717 ($50,000 USD) remained payable. The promissory note was due on October 15, 2023, and the remaining $50,000 USD was paid by the Parent on behalf of the Company during the year ended March 31, 2024. Prior to closing on the revised final cash payment, the Company had paid a total aggregate of $111,000 USD to Silver Rose towards the purchase. The Little Granite Property was acquired for an aggregate consideration of $186,000 USD, versus aggregate consideration of $434,000 USD under the original terms. There are no encumbrances on the 4 unpatented Little Granite lode claims. Prior to March 31, 2024, the Company staked additional claims, resulting in an aggregate total of 147 lode mining claims and 2 patented claims.

NI 43-101 Technical Report

Foremost has an updated NI 43-101 compliant technical report with an effective date of November 04, 2024 titled “Technical Report for the Winston Gold-Silver Project: Sierra County, New Mexico, USA” but there is no current or up-to- date mineral resource estimate for the property as there is no current sufficient work to date to identify mineral history.

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Year Ended March 31, 2024

RESULTS OF OPERATIONS

Expenses incurred for the year ended March 31, 2024 as compared to 2023 and 2022

During the year ended March 31, 2024, the Company had a net loss of $34,386 (2023 - $42,647, 2022 - $30,766). There were no significant fluctuations year to year. Net loss is comprised of income tax penalties relating to the late filing of yearly corporate tax returns in the USA adjusted for foreign exchange.

SUMMARY OF QUARTERLY RESULTS

A summary of selected financial information for the eight most recently completed quarters is set out below and should be read in conjunction with the Company’s Financial Statements and related notes for such periods:

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	Mar 31,	Dec 31,	Sep 30,	June 30,	Mar 31,	Dec 31,	Sep 30,	June 30,
	2024	2023	2023	2023	2023	2022	2022	2022
Expenses	$327	$327	$33,405	$327	$2,827	$2,827	$34,167	$2,826
Total comprehensive loss	$327	$327	$33,405	$327	$2,827	$2,827	$34,167	$2,826
Loss) per share – basic and diluted	$(0.03)	$(0.03)	$(3.34)	$(0.03)	$(0.28)	$(0.28)	$(3.42)	$(0.28)

Net loss during the quarters ended September 30, 2023 and September 30, 2022 are comprised of income tax penalties relating to the late filing of yearly corporate tax returns in the USA adjusted for foreign exchange. For the purposes of the quarter by quarter analysis, yearly foreign exchange adjustments have been expensed equally over the quarterly periods. US corporate taxes are due 3.5 months after year end.

LIQUIDITY AND GOING CONCERN

The financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2024, the Company had working capital deficiency of $183,249 (March 31, 2023 - $148,863 and March 31, 2022 - $106,216). In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the long-term (non-current) loans from the Parent. The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast substantial doubt as to the ability of the Company to continue as a going concern. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

CASH FLOWS

The Company’s operations were funded in full by its parent company, Foremost Lithium, therefore there were no cash flows in any of the year presented.

CAPITAL RESOURCES

During the year ended March 31, 2024, the Company did not issue any common shares.

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Year Ended March 31, 2024

TRANSACTIONS WITH RELATED PARTIES

During the year ended March 31, 2024, there were no transactions with related parties.

CHANGES IN ACCOUNTING POLICIES

Please refer to the financial statements for the year ended March 31, 2024.

FINANCIAL AND OTHER INSTRUMENTS

Capital and Financial Risk Management

Capital management.

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from the years ended March 31, 2023 and 2022.

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The carrying value of royalty payable and income tax penalty payable approximate their fair value because of the short-term nature of these instruments.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of royalty payable and income tax penalty payable.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2024, the Company had current liabilities of $1,974,335 (March 31, 2023 - $1,855,321, March 31, 2022 - $1,551,019). All of the Company’s financial liabilities, except shareholder’s loans payable and short-term loan payable, have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular loans from the Parent in order to continue as a going concern. Despite previous success in acquiring these loans, there is no guarantee of obtaining future loans.

SIERRA GOLD & SILVER LTD.

Management Discussions and Analysis

Year Ended March 31, 2024

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has income tax penalties payable that accrues interest. The Company’s liabilities do not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to income tax penalty payable and royalty payable. A 10% change in the USD/CAD foreign exchange rate would result in a $51,828 foreign exchange gain or loss. The Company has not hedged its exposure to currency fluctuations.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Other MD&A Requirements

Disclosure of Outstanding Security Data

As at November 12, 2024, the Company has 10,000 common shares outstanding without par value.

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development.

Exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and anticipates that it will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. The Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals. Additional risks include the lack of an active market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest. Finally, the Company has no history of earnings, and there is no assurance that any of its current or future mineral properties will generate earnings, operate profitably or provide a return on investment in the future. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered considering its early stage of operations.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to Foremost filings on www.sedaplus.com.

SCHEDULE "O"

SPINCO PRO FORMA FINANCIAL STATEMENTS

(See attached)

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RIO GRANDE RESOURCES LTD.

(“SPIN CO”)

Pro Forma Consolidated Financial Statements

July 31, 2024

(Unaudited)

(Expressed in Canadian Dollars, unless otherwise stated)

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RIO GRANDE RESOURCES LTD. (“SPIN CO”)

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

July 31, 2024

(Unaudited) - (Expressed in Canadian Dollars)

	RIO GRANDE RESOURCES LTD. As at July 31, 2024	SIERRA GOLD & SILVER LTD. As at June 30, 2024	Pro Forma Adjustments	Notes	Consolidated Pro Forma
Assets
Current

Cash	$-	$-	$677,450	2	$677,450
Current Assets	-	-	677,450		677,450
Exploration and evaluation assets	-	1,799,338	1,265,834	3(a)	1,869,127
			(1,456,059)	2
			171,602	3(c)
			88,412	3(c)
Total Assets	$-	$1,799,338	$747,239		$2,546,577

Liabilities
Current
Royalty payable	$-	$345,531	$-		$345,531
Income tax penalty payable	-	187,973	-		187,973
Shareholder payable	-	1,456,059	(1,456,059)	2	-
Current liabilities	-	1,989,563	(1,456,059)		533,504
Long-term promissory note payable	-	-	677,450	2	677,450
Long-term promissory note payable – related	-	-	520,000	3(d)	520,000
Long term derivative liability	-	-	88,412	3(c)	88,412
Total Liabilities	-	1,989,563	(170,197)		1,819,366
Shareholders' equity (deficiency)
Share capital	-	-	1,265,834	3(a)	1,265,834
Reserves	-	-	157,300	3(b)	328,902
			171,602	3(c)
Deficit	-	(190,225)	(157,300)	3(b)	(867,525)
	-		(520,000)	3(d)
Total Shareholders’ Equity (deficiency)	-	(190,225)	917,436		727,211
Total Liabilities and Shareholders’ Equity	$-	$1,799,338	$747,239		$2,546,577

Basis of presentation (Note 1)

Pro forma assumptions and adjustments (Note 3)

The accompanying notes are an integral part of these pro forma consolidated financial statements

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RIO GRANDE RESOURCES LTD. (“SPIN CO”)

PRO FORMA CONSOLIDATED STATEMENT OF NET LOSS

July 31, 2024

(Unaudited) - (Expressed in Canadian Dollars)

	RIO GRANDE RESOURCES LTD.	SIERRA GOLD & SILVER
	For the period	LTD.
	from	For the three
	Incorporation on	month period
	July 19, 2024 to	ended	Pro Forma		Consolidated
	July 31, 2024	June 30, 2024	Adjustments	Notes	Pro Forma
Foreign exchange loss	$-	$2,051	$-		$2,051
Income tax penalties	-	4,925	-		4,925
Professional fees	-	-	520,000	3(d)	520,000
Share-based compensation	-	-	157,300	3(b)	157,300
Net loss and comprehensive loss	$-	$6,976	$677,300		$684 276

The accompanying notes are an integral part of these pro forma consolidated financial statements

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RIO GRANDE RESOURCES LTD. (“SPIN CO”)

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2024

(Unaudited) - (Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements have been prepared by the management of Rio Grande Resources Ltd. (“Rio Grande” or “Resulting Issuer”) for inclusion in the management information circular of Foremost Clean Energy Ltd. (formerly Foremost Lithium Resources & Technology Ltd.) (“Foremost”) in connection with the proposed acquisition of 100% of the shares of Foremost’s wholly owned subsidiary, Sierra Gold & Silver Ltd (“Sierra”) by the newly incorporated Rio Grande and the distribution of common shares of Rio Grande to Foremost shareholders on the basis of two (2) Rio Grande shares for each Foremost common share, all by way of a plan of arrangement pursuant to Section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”).

The pro forma consolidated financial statements have been prepared assuming the Arrangement had occurred on July 31, 2024.

These pro forma consolidated financial statements have been compiled by combining:

i)	the audited consolidated statement of financial position of Rio Grande as at July 31, 2024 with the unaudited condensed interim statement of financial position of Sierra as at June 30, 2024.
ii)

the audited consolidated statement of loss and comprehensive loss of Rio Grande for the period from incorporation on July 19, 2024 to July 31, 2024 with the unaudited condensed interim statement of loss and comprehensive loss of Sierra for the three month period ended June 30, 2024.

Intercompany transactions have been eliminated.

It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the Arrangement and are in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board applied on a basis consistent with Rio Grande’s accounting policies. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Resulting Issuer which would have actually resulted had the Arrangement been affected on the dates indicated. Furthermore, the unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that may be obtained in the future. Actual amounts recorded upon consummation of the Arrangement will differ from those recorded in the unaudited pro forma consolidated financial statements and the differences may be material.

2.	PLAN OF ARRANGEMENT

On July 29, 2024, Foremost and Rio Grande entered into an Arrangement Agreement, which was amended and restated on November 4, 2024, to transfer 100% of the shares of Foremost’s wholly owned subsidiary, Sierra to Rio Grande and the distribution of common shares of Rio Grande to Foremost shareholders on the basis of two (2) Rio Grande shares for each Foremost common share, all by way of a plan of arrangement pursuant to Section 288 of the Business Corporations Act (British Columbia). Rio Grande has accounted for the Arrangement using IFRS 2, and as a common control transaction Rio Grande has used the book value to record the assets and liabilities acquired in the acquisition.

Shareholders are cautioned that there can be no assurance that the Arrangement will be completed on the terms described herein or at all, or that the Listing on the CSE will occur.

Shares and receivables

Pursuant to the terms of the Arrangement, Foremost will (i) transfer to Rio Grande the right to collect receivables in respect of all amounts outstanding from Sierra to Foremost as at the effective date of the Arrangement (the “Effective Date”) and (ii) will assign and transfer to Rio Grande all of the issued and outstanding Sierra shares in consideration for Rio Grande issuing to Foremost such number of Rio Grande Common Shares as is equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of Foremost shares issued and outstanding immediately prior to the effective time on the Effective Date (the “Effective Time”) by two (2).

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RIO GRANDE RESOURCES LTD. (“SPIN CO”)

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2024

(Unaudited) - (Expressed in Canadian Dollars)

Stock Options

Notwithstanding the Foremost incentive plan, each Foremost option to acquire one (1) Foremost share outstanding immediately prior to giving effect to this aspect of the Arrangement shall be, deemed to be, simultaneously surrendered and transferred by the Foremost optionee thereof to Foremost (free and clear of any encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

i)

0.9136 of each Foremost option held by a Foremost optionee immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost replacement option to acquire one (1) new Foremost share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost option so exchanged immediately before the exchange of such Foremost option multiplied by the fair market value of a Foremost share determined immediately prior to this divided by the total fair market value of a new Foremost share and the fair market value of two (2) Rio Grande common shares determined immediately prior to giving effect to this provision; and

ii)

0.0864 of each Foremost option held by a Foremost optionee immediately prior to the Effective Time shall be transferred and exchanged for two Rio Grande options, with each whole Rio Grande option entitling the holder thereof to acquire one (1) Rio Grande common share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost option so exchanged immediately before the exchange of such Foremost option multiplied by the fair market value of a Rio Grande common share determined immediately prior to giving effect to this provision divided by the total of the fair market value of a new Foremost share and the fair market value of two (2) Rio Grande common shares at the Effective Time.

RSUs

Notwithstanding the Foremost incentive plan, each Foremost RSU to acquire one (1) Foremost share outstanding shall be deemed to be, simultaneously surrendered and transferred by the Foremost RSU holder thereof to Foremost (free and clear of any encumbrances) in the following portions and such portions shall be exchanged for, as the sole consideration therefor the following consideration:

i)

0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for one (1) Foremost replacement RSU to acquire such number of new Foremost shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

ii)

0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time shall be transferred and exchanged for two (2) Rio Grande RSUs to acquire such number of Rio Grande common shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU.

Warrants

From and after the Effective Date, each Foremost warrant shall entitle the holder to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time:

i)	one new Foremost share for each Foremost share that was issuable upon due exercise of the Foremost warrant immediately prior to the Effective Time; and

ii)	two (2) Rio Grande common shares for each Foremost share that was issuable upon due exercise of the Foremost warrant immediately prior to the Effective Time,

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RIO GRANDE RESOURCES LTD. (“SPIN CO”)

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2024

(Unaudited) - (Expressed in Canadian Dollars)

a)

Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two (2) Rio Grande common shares so issued that is equal to the exercise price under the Foremost warrant multiplied by the fair market value of two (2) Rio Grande common shares at the Effective Time divided by the total fair market value of a Foremost share and two (2) Rio Grande common shares at the Effective Time; and

b)

the terms and conditions applicable to the Foremost warrants, immediately after the Effective Time, will otherwise remain unchanged from the terms and conditions of the Foremost warrants as they exist immediately before the Effective Time.

The Spin-Out will be subject to shareholder, court, Canadian Securities Exchange (“CSE”), NASDAQ and regulatory approvals, as well as management’s discretion. Subsequent to the completion of the Arrangement, the Company intends to list the shares of Rio Grande on the CSE. Foremost will remain listed on the CSE and the NASDAQ.

It is a condition to the completion of the Arrangement that: (i) Rio Grande will issue a $677,450 promissory note to a related party, namely Jason Barnard and Christina Barnard, due for payment on or before November 5, 2027. The promissory note will bear interest of 8.95% per annum, starting 4 months from the Effective Date (the “Barnard Promissory Note”). The full amount of the Barnard Promissory Note must be settled by Rio Grande using funds from its first and, as necessary, subsequent post-closing financing(s). The Barnard Promissory Note is secured by a general security agreement; and (ii) Rio Grande will issue a $520,000 promissory note to a related party, namely Foremost, due for repayment on or before November 5, 2027. The promissory note will bear interest of 8.95% per annum, starting 4 months from the Effective Date (the “Foremost Promissory Note”). The Foremost Promissory Note is unsecured.

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The following are the pro forma assumptions and adjustments relating to the Arrangement.

a)	Shares

As part of the Arrangement, Rio Grande will issue 18,218,354 shares as consideration (Note 2). As Rio Grande is a private company, the fair value of 18,218,354 shares was determined to be $1,265,834, being the book value of the net assets of Sierra acquired by way of the Arrangement.

Net Assets Acquired
$1,799,338	Exploration and Evaluation Assets
(345,531)	Royalty Payable
(187,973)	Income tax penalty payable
$1,265,834

b)	Options

As part of the Arrangement (Note 2), 634,000 stock options will be issued. They are fair valued at $157,300 using the Black-Scholes option pricing model using the following weighted average inputs, $0.50 share price, $0.75 exercise price, 100% volatility, 0% forfeiture rate, 3.85% discount rate, 2.64 year term and a 0% expected dividend rate.

c)	Warrants

As part of the Arrangement, Rio Grande will be obligated to issue up to 2,864,776 Rio Grande Shares, assuming the full exercise of Foremost warrants (Note 2) with a weighted average exercise price of $0.67 per warrant.

●	Rio Grande has recorded $171,602 in transaction costs relating to its pro-rata share of the original value of the Foremost warrants.
●	Rio Grande has recorded a $88,412 long term derivative liability relating to its pro-rata share of the value attributed to the Foremost warrants that are exercisable in USD.

d)	Incur estimated transaction costs in the amount of $520,000, primarily as a result of professional fees paid by Foremost on behalf of Rio Grande. See promissory note detailed in Note 2.

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RIO GRANDE RESOURCES LTD. (“SPIN CO”)

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2024

(Unaudited) - (Expressed in Canadian Dollars)

4.	SHARE CAPITAL

	Common Share		Options		Warrants
	Quantity	Value	Quantity	Value	Quantity	Value
Rio Grande Outstanding at July 31, 2024	1	$-	-	$-	-	$-
To issue as part of the Arrangement:

- Shares (Note 3a)	18,218,354	1,265,834	-	-	-	-
- Stock options (Note 3b)	-	-	634,000	157,300	-	-
- Warrants (Note 3c)	-	-	-	-	2,864,776	171,602
Consolidated Pro-Forma Outstanding at July 31, 2024	18,218,355	$1,265,834	634,000	$157,300	2,864,776	$171,602

5.	INCOME TAXES

The pro forma effective tax rate applicable to the consolidated operations will be 27%. Given uncertainty on how and when these taxes can be utilized, no adjustment has been made to these unaudited pro forma financial statements.

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